

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of January 2013

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: January 24, 2013

By: Noella Lessard
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – 2012 Exploration Program, Coulon Project, Québec – August 2012

Prepared by: Mathieu Savard, B.Sc., P. Geo. and Josée-Anne Lévesque, B.Sc., Geologist in training – Virginia Mines Inc.

8 paper copies

Original

TITLE PAGE

000-29880
Commission File Number

Form 43-101F1
Technical Report

Technical Report and Recommendations
2012 Exploration Program, Coulon Project, Québec

MINES VIRGINIA INC.
August 2012

VOLUME 1

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Mines Virginia Inc.

and

Josée-Anne Lévesque, B.Sc.,
Geologist in Training
Mines Virginia Inc.

TABLE OF CONTENTS

LIST OF FIGURES (Item 25)

LIST OF SECTIONS
(Note that all sections are at 1:2000 scale and are available in section 25 of this report)

LIST OF TABLES

LIST OF APPENDIX

LIST OF PHOTOS

ITEM 1 SUMMARY

Following the reception of significant results from the 2011 drilling campaign, Virginia Mines pursued its exploration program in 2012 with the goal of discovering additional massive sulphide lenses thereby increasing the base metals tonnage of the project. To reach this objective a total of 18 082 meters was drilled with 24 holes being surveyed using Infinitem borehole technology and five (5) holes being surveyed using a gravimetric borehole technology (gravilog).

Most importantly, the winter 2012 program resulted in the discovery of a new massive sulphide lens, named lens 257. The best results from five (5) holes drilled into lens 257 came from hole CN-12-257 with an intersection from 787.10 to 798.10 meters that yielded **11.06% Zn; 1.87% Cu and 26.45 g/t Ag over 11.00 meters**. These results, combined with other intersections obtained in this area, point to the emergence of a new mineralized lens of economic interest, traced for now over a strike length of 135 metres to a vertical depth of 550 to 650 metres below surface (Lens 257 longitudinal section).

400 metres south of this new discovery, four drill holes testing another EM conductor intersected the same main mineralized horizon that hosts the new Lens 257. Best values were obtained from drillhole CN-12-242 which intersected disseminated to semi-massive sulphides grading **2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.20 metres**. This intersection is located at a vertical depth of 400 metres and is over 400 metres south of Lens 257.

This new promising area, which is over 1 kilometre in length, occupies the western limb of a complex fold, whose opposite limb to the east is geologically identical and is already known to contain three major lenses (08, 9-25 and 44) totalling more than 12 million tonnes (Armstrong et al, 2009).

Drilling performed on lens 201 proved its extension at depth to the south with drillhole CN-12-254 returning values of **0.78% Zn, 2.90% Cu, 31.17 g/t Ag and 0.96 g/t Au over 4.90 metres.** This intersection occurs at a vertical depth of 550 metres and extends Lens 201 by 125 metres to the north (Lens 201 Longitudinal Section). Finally, drilling of five (5) holes over the Spirit lens did not lead to discovery of any significant intersection.

In a near future, additional drilling is recommended over west limb that host lens 257. Additional drilling is also required over lens 201. Magnetic 3D inversion should be undertaken over selected areas of the project in order to improve the understanding of structural model.

ITEM 2 INTRODUCTION AND TERMS OF REFERENCE

Following the reception of significant results obtained from the 2011 drilling campaign on the Coulon Project, Virginia Mines pursued its exploration program during 2012, the objective of which was to extend massive sulphide lens 223 and to discover new massive sulphide lenses by drilling regional targets. A total of 18 082 meters of drilling were completed from January through mid-April 2012. During this same period, borehole Infinitem surveys were completed in 24 holes and downhole gravimetric (gravilog) surveys were done in 5 holes over lens 44.

This report provides the status of current technical geological information relevant to Virginia Mines' last drilling program on the Coulon project in Québec. It has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 3 DISCLAIMER AND RELIANCE ON OTHER EXPERTS

Co-author Mathieu Savard, geologist with a B.Sc. in Geology and Virginia's Senior Project Geologist, oversees the Coulon project and supervises all fieldwork conducted by Virginia Mines with Vice-President exploration Paul Archer. Co-author Josée-Anne Lévesque, trainee geologist with a degree in Geology and project geologist for Virginia Mines was responsible for the completion of the drill logs and also supervised drilling operations. This report sometimes refers to the geophysical Infinitem surveys completed by the staff of Abitibi geophysics (Dubois) for some of the targeting issues. Otherwise, this report does not rely on other expert.

ITEM 4 PROPERTY DESCRIPTION AND LOCATION

The Coulon JV project is located 15 km NNW of Fontanges airport operated by Hydro-Québec (Fig. 1). This report describes the work done on 653 claims covering a total of 325 km^{2}owned at 100% by Virginia Mines at Coulon (Fig. 2). The list of claims is available in appendix 2. The camp coordinates and maps covered by the project are:

Latitude:	54°39' North
Longitude:	-71°13' West
SNRC:	23 L/05, 06, 11, 12, 13, 14 and M/03 and 04
UTM zone:	19 (nad27)
NTS:	356290 E
	6057960 N

ITEM 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Coulon camp is located 15 kilometers north of Fontanges airport (Baie James) and is accessible by all-season gravel roads. To reach the camp, vehicles follow the directions to the LA-2 dam (Chaumont road) from the Trans-Taiga road. The camp is located 10 kilometers north of the Laforge-2 power station in a sand pit. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The main lenses 08, 9-25 and 44 are located 16 kilometers NNW of the Coulon Camp, 22 kilometers directly to the North of the Laforge-2 power station and 27 kilometers to the North of the Fontanges Airport. An Astar BA (Canadian Helicopters) was used for crew transportation while a winter trail was used for material transportation. All equipment, including fuel and supplies, were transported directly to the campsite by truck from Chibougamau or the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest facility for air transportation.

The landscape of the study area is relatively uneven with altitudes ranging from 420 to 580 meters. The hydrographic system includes many large lakes but no major rivers at the 1: 250 000 scale. Vegetation is typical of taiga including areas covered by forest and others, typically at the top of hills, devoid of trees.

ITEM 6 HISTORY

6.1. Property ownership

Since the first volcanogenic massive sulphide discovery on the Coulon property in 2003, a considerable amount of work was completed by Virginia and partner Noranda/Falconbridge until the end of 2005 when Noranda-Falconbridge abandoned the option to acquire a 50% interest in the Coulon Property. In May of 2006, Virginia signed a new partnership with Breakwater Resources whereby Breakwater had the option to acquire a 50% interest in the Coulon property in exchange for payments totalling CA$ 180,000 and spending $7.5 million in exploration work over a period of 9 years. Breakwater Resources fulfilled the option and acquired 50% of the Coulon JV property 18 month later. However, in December 2008, following the economic and financial world crisis, Breakwater Resources sold its 50% undivided interest in the Coulon JV project in exchange for the issuance of 1 666 666 shares of Virginia Mines to Breakwater. Virginia Mines thus became the sole owner of the Coulon JV property. That agreement was concluded on December 12th 2008. The Coulon JV project is now 100% owned by Virginia Mines Inc.

6.2. Previous work

Table 1 summarises all the work performed in the area of the project to-date.

Table 1: Summary of previous work in the Coulon JV project area

<u>Geological Survey of Canada (1961-63)</u>
- Reconnaissance mapping at a scale of 1: 1 000 000 by Stevenson
<u>Geological Survey of Canada (1966)</u>
- Mapping programs in the areas of Caniapiscau and Fort George Rivers

SDBJ and SERU joint venture (1977)

- Exploration campaign for uranium, partially in 23L (Lac Neret project)

Geological Survey of Canada (1980s)

- Aeromagnetic survey of the Ungava peninsula

Geological Survey of Canada (1989 to 1992)

- Mapping of a transect of the Ungava peninsula by Percival et al;

  Identification of the Goudalie Domain and of the Vizien greenstone belt

Ministry of Natural Resources of Québec (1997)

- Lake sediments geochemical survey of the Ungava peninsula

Ministry of Natural Resources of Québec (1998)

- Geological mapping of the NTS sheet 23M, at a scale of 1: 250 000 (Gosselin and Simard, 2001)

BHP Billiton (1998)

- Regional till sampling program including one line transecting the Coulon belt in a NW-SE direction.

Virginia Gold Mines (1998-2003)

- Several exploration campaigns in the sheet 23M including geological, prospecting and geophysical surveys and drilling campaigns in joint venture with BHP Billiton

Ministry of Natural Resources of Québec (1999)

- Geological mapping of the NTS sheet 23L, at a scale of 1: 250 000 (Thériault and Chevé, 2001)

Virginia Gold Mines (2000)

Fall

- Reconnaissance mapping in between Gayot and Caniapiscau (sheets 23L/06, 23L/11 and 23L/14)
- Reconnaissance mapping in the Coulon and Pitaval belts area (sheets 23M and 33P)

Virginia Gold Mines (2003)

Summer

- Reconnaissance mapping in the Coulon belt leading to the discovery of Dom showing

Fall

- Helicopter-borne Em-Mag VersaTEM surveys by Geophysics GPR Inc. over the Coulon Property

Virginia Gold Mines (2004)

Winter

- Grid cutting in the Dom showing area (126 linear km)
- Max-Min and magnetic surveys over Dom area (TMC Geophysics)
- Diamond drilling campaign on Dom and Dom Nord (Savard et al., 2004) **(2400 meters)**
- Borehole pulse EM (Crone system) in holes CN04-04, 06, 07, 08, 09, 10 and 12

Summer

- Regional reconnaissance mapping over the entire property (Huot et al., 2004)
- Trenching on DOM and DOM Nord (21 trenches, Huot et al., 2004)
- Geophysical surveys (borehole EM, deep EM, done by TMC Geophysics)
- Diamond drilling campaign on DOM and DOM Nord (Huot et al., 2004) **(2384 meters)**

Virginia Gold Mines (2005)

- Diamond drilling campaign (Chapdelaine et al, 2005) **(3360 meters)**
- Geophysical surveys (borehole EM, Deep EM, Max-Min and Magnetic surveys done by TMC Geophysics)
- Trenching on regional targets

Virginia Mines (2006)

-Diamond drilling campaign (Savard et al. 2006) **(2586 meters)**

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

-Prospecting and Mapping.

-Helicopter-borne EM-Mosquito and Magnetic Survey (Prospectair)

Virginia Mines (2007)

-Diamond drilling campaign (Savard et al. 2007) **(40 204 meters)**

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

-Prospecting and Mapping.

-Helicopter-borne Vtem and Magnetic Survey (Geotech).

Virginia Mines (2008)

-Diamond drilling campaign (Savard et al. 2009) **(52 557 meters)**

-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

-Prospecting and Mapping

P&E Mining Consultants Inc. for Virginia Mines (2009)

-Resources Calculation of Coulon Project.

Virginia Mines (2011)
-Diamond drilling campaign (Savard et al. 2011) **(7 992 meters)**
-Geophysical surveys (Ground Infinitem and Borehole Infinitem surveys conducted by Abitibi Geophysique Inc.)

ITEM 7 GEOLOGICAL SETTING

7.1 Regional Geology

The Coulon JV project area lies at the junction of four lithotectonic domains, namely the Archean subprovinces of La Grande, Ashuanipi, Minto (and its Goudalie Domain) and Bienville. The region is part of the Goudalie-La Grande Assemblage. The area is dominated by tonalite and granite hosting several Archean greenstone belts of kilometric to deca-kilometric scale (including the Venus, Charras, Marylin, Pitaval, and Coulon belts). Most of these belts are composed mainly of basalts and felsic tuffs but ultramafic flows and intrusives are also present and are particularly abundant in the Venus, Marilyn, and Charras belts.

According to Gosselin and Simard (2001), the Vaujours Fault, mapped across the Coulon belt, marks the limit between the Goudalie-La Grande Assemblage and the Ashuanipi Subprovince. A reverse movement in a SE direction is inferred for this fault. However, rocks characteristic of the Goudalie-La Grande Assemblage have also been mapped on the southeastern side of this fault, which militates against, at least in this area, the existence of a sharp lithotectonic structural break across this fault. This regional limit is probably delineated by the late monzonitic and granodioritic intrusions of the Gamart Suite oriented in a NNE-SSW direction (Huot et al, 2004).

For more complete descriptions of the regional geology, the reader is referred to studies by Gosselin and Simard (2001) and Thériault and Chevé (2001), which deal with sheets 23M (Lac Gayot) and 23L (Lac Hurault), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below. In addition to these assemblages, the Maurel Suite granodiorite and the Tramont Suite granite and pegmatite were commonly encountered. Proterozoic diabase dykes are noticeably absent.

7.1.1 Brésolles Suite

Well-foliated tonalitic gneiss of the Brésolles Suite is abundant in the region. This lithology is considered as the basement upon which supracrustal rocks were deposited. The Brésolles Suite is particularly abundant NW of the Coulon belt in sheet 23M and west of supracrustal rocks in the sheet 23L. In the latter sheet, foliated tonalite of the Brésolles Suite forms pluri-kilometric slivers enclosed in less-deformed tonalitic intrusions of the Favard Suite. A calc-alkaline affinity is assigned to the Brésolles Suite and its origin may be linked to an island-arc setting.

7.1.2 Gayot Complex

The Gayot Complex is composed mainly of metabasalt with lesser amounts of metasediment, pyroclastites and iron formation. Minor metre-scale rhyolitic lava horizons are also present. In the Lac Hurault area (23L), two of these metabasaltic units have been identified and are considered to be the southern extensions of the Pitaval and Coulon belts. Both units are metamorphosed to the amphibolite facies, with only local upper greenschist facies mineral parageneses being present. In the study area, the mineral assemblages observed suggest that a metamorphic overprint up to the granulite facies occured. Primary textures such as amygdules and pillows are only rarely preserved. Metabasalts may be derived from the metamorphism of island arc tholeiites to weakly calc-alkaline basalts. An ocean floor origin is also possible but this may conflict with the emplacement of penecontemporaneous explosive felsic volcanic products. Dacitic to rhyolitic tuffs and andesites in this complex are clearly calc-alkaline, typical of an arc setting. A tholeiitic affinity is inferred for the ultramafic rocks. This complex is dominant in the northern portion of the Coulon belt but is volumetrically less important in the southern half. Mafic rocks mapped in the region of Dom showings may be part of the Gayot Complex.

7.1.3. Aubert Formation

The Aubert Formation stretches in a N-S direction from Fontanges airport up to the Vaujours Fault. It includes polygenic conglomerates and biotite-hornblende paragneisses in the Lac Gayot region. In sheet 23L, the existence of granodioritic to tonalitic leucosomes (up to 25% by volume) in paragneiss is strong evidence that migmatization occurred. Thériault and Chevé (2001) also describe a third unit made up of paragneiss characterized by sillimanite, cordierite, biotite and muscovite. Sillimanite porphyroblasts are locally present in this unit. Andalusite is also reported by Gosselin and Simard (2001). This porphyroblastic unit is much less extensive than the biotite-hornblende paragneiss. The exact protolith to these rocks has yet to be determined. They may correspond to sediments or felsic tuffs/lavas.

According to Gosselin and Simard (2001) the polygenic conglomerates, made up of fragments of amphibolitized metabasalt, crystal tuff, tonalitic gneiss and iron formation, lie on top of the Gayot Complex and Brésolles Suite. Conglomerates could have been formed by the disruption of the volcanic sequence and tonalitic basement.

7.2. Local Geology

The Main Grid sector corresponds to the region which has been the most intensively worked since the beginning of the project. It includes six known Zn-Cu-Pb-Ag lenses, namely lenses 16-17, 223, 08, 9-25, 43 and 44.

Dominant lithologies in the Main Grid sector include mafic to intermediate orthogneiss, sillimanite-bearing quartzo-feldspathic gneiss and paragneiss. Altered rocks, semi-massive to massive sulphide horizons and exhalites are less common but obviously are of major interest. Protoliths are difficult to assess because of the metamorphic overprint that reaches the granulite facies. Local partial melting also occurred in the volcano-sedimentary pile. The descriptions below include the proposed protoliths for each metamorphic rock, based on our present level of understanding. The following descriptions of the lithologies encountered on the main grid are derived from Huot's 2004 report. These descriptions are still considered to be accurate even if lithogeochemical work (section 20) defined additional lithologies since these units could not be discriminated based on texture or macroscopic description on the field.

Rhyolites (±rhyodacites)

Grey to pinkish fine-grained felsic orthogneiss is interpreted to be metamorphosed lava flows. Whole-rock chemistry reflects a generally rhyolitic composition (SiO_2>73%) with only the occasional rhyodacite. This type of rock includes abundant quartz and plagioclase with common biotite and muscovite crystals aligned along weak to strong foliation planes. The occurrence of potassic feldspar imparts a pinkish colour to the fresh rock surface. Minor felsic schists are present as well. Local in-situ brecciation, with calcite and chlorite in the matrix, occurs in CN-04-24 and CN-04-25. The sillimanite-bearing felsic gneiss is interlayered with rhyolitic protoliths suggesting the sequence represents the build-up of volcanic and volcaniclastic layers. Savard et al. (2004) suggested that the Dom zone rhyolite has a transitional affinity, which is consistent with a volcanic arc setting.

Felsic volcaniclastics

Sillimanite-bearing gneiss is common in the main grid area. This type of gneiss resembles those resulting from the metamorphism of rhyolite and sedimentary rocks in terms of major mineral phases. It contains abundant quartz and plagioclase with common biotite and muscovite. The gneiss is composed of more than 73% SiO_2. The sillimanite-bearing porphyroblastic gneissic rocks have a volcaniclastic origin. Fragments were observed on surface and in drillcore. When sillimanite is present solely as the elongated fibrolite variety, this facies is considered to be a fine-grained tuff. Fibrolite is also found as rounded and elongated aggregates intergrown with quartz and/or muscovite. These glomeroporphyroblasts, locally reaching up to 6 cm, represent intensely altered fragments metamorphosed to the granulite facies. We also support that these porphyroblastic sillimanite gneisses were likely lapilli tuffs. Rare prismatic crystals of sillimanite have been observed microscopically in a specimen of hydrothermally altered rock. We consider this lithology to be the main host rock to the magnesium-rich altered rocks.

Basalts and andesites

Medium- to dark-green orthogneiss is another abundant lithology in the vicinity of drill sites. These rocks are fine to medium-grained and include hornblende and plagioclase as the dominant phases. Hornblende is possibly partially replaced by actinolite or actinolitic hornblende since amphiboles have a greenish rather than a black colour. Some intervals are characterized by hornblende porphyroblasts, which may reach up to 5 mm and 25 % by volume in undeformed facies. These large hornblendes recrystallized during the metamorphic overprint but they may have a magmatic origin. Other crystals which are not ubiquitously found include quartz, biotite and magnetite. This latter phase is finely distributed and may also occur as blebs as wide as 6 millimeters. A summary examination of the geochemical results, compared with the description of each sample, tends to show that the non-porphyritic variety containing biotite, quartz and magnetite has an intermediate composition. It is dominantly present in the western part of Dom zone. Other facies have a more mafic composition. Sulphides are rare and, when present, are found as disseminations. They include pyrite, pyrrhotite and chalcopyrite.

Savard et al. (2004) described these green rocks as diorites but indicated that some occurrences may have had a volcanic origin. Huot et al (2004) suggest that they represent basalts and andesites interlayered with other lithologies in the volcanic sequence. Only minor occurrences are now interpreted as diorite and gabbro. High-grade metamorphic overprint and deformation obliterated all original magmatic features. Deformation features are common and range from a weak foliation to highly stretched ultramylonites.

The n major and minor element chemistry suggests that the orthogneiss occurring in the westernmost portion of lens 08 has an intermediate composition (eg. SiO_2 = 53.7-57.0%).

Arenites and wackes

Thick quartzo-feldspathic gneiss is encountered in several holes and is locally described at surface. Protoliths are considered to be either arenite or wacke depending on the biotite content which may reach more than 50%. Based on our interpretation of the protoliths, these rocks do not contain sillimanite but may contain acicular amphiboles (tremolite or anthophyllite) and magnetite. These accessory acicular amphiboles and magnetite, commonly associated with pale grey, quartz-rich and biotite-poor portions of paragneiss, could be indicative of a weak alteration overprint. SiO_2 content of this unit ranges from 59.0-65.0%.

The major occurrence of this lithology is an essential part of the central intermediate-mafic unit. It appears that these sediments are intercalated with thin basaltic flows.

Alteration zones

Drilling, trenching and mapping at surface have outlined a type of lithology characterized by medium- to coarse-grained minerals such as magnesium-rich amphiboles (anthophyllite, cummingtonite and tremolite), chlorite, andalusite, garnet, orthopyroxene and quartz. Kyanite and diopside may be present as accessory phases as well. Chloritoid and pyrophyllite, more typical of mineral assemblages crystallized under greenschist facies conditions, are not found as expected. This massive unit commonly contains disseminated to net-textured sulphides (up to 20-25%). Among them, pyrite and pyrrhotite are the most common but chalcopyrite and sphalerite may reach significant percentages. This mineral assemblage is reminiscent of a hydrothermal alteration pipe underlying volcanogenic massive sulphides that was metamorphosed to high-grade facies. These altered rocks are found adjacent to lenses 16-17, 08, 09-25, 43, 44 and 201. The magnesium content of rocks in the alteration zones is typically higher than 10%. The Spirit showing alteration zone and the alteration zone on the Ishikawa grid (drillholes CN-07-081) are characterized by the presence of silicified zones that are associated with a high content in garnet and sillimanite that also present disseminated sulphides.

Exhalites

Several occurrences of exhalites are described in drillholes, trenches and outcrops. These lithologies are characterized by their sulphide and quartz abundances and their laminated aspect. The thickness of individual layer ranges from the millimetre to centimetre-scale. The most common type of sulphide is pyrite. Pyrrhotite is also present but chalcopyrite, sphalerite and galena never form significant quantities. Besides quartz, plagioclase and biotite are also present as silicate phases. When the content of sulphides is low, exhalites resemble wackes or arenites depending on their biotite abundance.

Exhalative horizons are either found adjacent to lenses of massive sulphides and/or anthophyllite-rich altered rocks or intercalated with basalts and sediments without any significant economic grade. They may correspond to distal deposits related to Cu-Zn lenses that are still untested at depth. A good example of this type of lithology was observed in drillhole CN-07-070 where a massive sulphide intersection consisting almost solely of pyrite and pyrrhotite occurs 60 meters above a strongly mineralized intersection. Another example of this type of lithology was noted within drillhole CN-07-081 where 3-4 meters of massive sulphides were intersected. This interval consists of pyrite and pyrrhotite and is interpreted to be an exhalite.

Lenses of semi-massive to massive sulphides

Nine (9) significantly mineralized lenses are reported in the Main Grid Sector. They include lenses 16-17, 08, 09-25 43, 44, Spirit, 201, 223 and the newly discovered 257. Mineralized zones contain semi-massive to massive sulphides and gangue minerals such as anthophyllite, quartz and other minerals commonly found in hydrothermally altered rocks. Sulphides include pyrrhotite and pyrite with significant sphalerite, chalcopyrite and galena. The abundance of each sulphide varies relative to others across mineralized horizons suggesting internal zoning. For example, some mineralized intervals are formed by quasi-massive sphalerite. The general idioblastic aspect of pyrite crystals shows evidence of recrystallization. Pyrrhotite occurs as either a coarse-grained phase usually containing pyrite crystals or as fine grains. Sphalerite has a semi-translucid reddish-brown colour and a recrystallized aspect. Chalcopyrite seems to be a late recrystallizing phase as it is found in an interstitial position with respect to pyrite, pyrrhotite and sphalerite. Some samples show chalcopyrite rimming idioblastic crystals of pyrite. Galena, the least common of the major sulphides, is also a late recrystallizing mineral. It occurs interstitial to all other four sulphides. Magnetite is also observed locally within massive sulphide zones.

Other lithologies (migmatites and pegmatites)

Most of the rock units on the property have been metamorphosed to temperatures high enough to initiate partial melting in the volcano-sedimentary package. Some areas are notable for their abundant migmatites and diatexites in which restites of paragneiss and orthogneiss can be identified. Rocks in the main grid area escaped this extreme partial melting despite mineralogical evidence that they were metamorphosed to the upper amphibolite facies. Such evidence includes the presence of sillimanite and orthopyroxene crystallized after anthophyllite. Leucosomes in felsic gneiss indicate local partial melting. This melting is particularly evident in CN04-25 in which a coarse-grained tonalitic rock that crosscuts the massive sulphide lens contains sulphides (including chalcopyrite) interstitial to quartz and plagioclase. Granoblastic recrystallisation of felsic and mafic gneisses, which tends to increase grain size, is common.

White to pink pegmatites are common throughout the stratigraphic package. They are massive and crosscut all types of rocks. Accessory sulphides are locally present in pegmatites that crosscut mineralized horizons.

Thin mafic sills were intersected locally in the vicinity of the lens 08 and 9-25 but their irregular and local distribution makes them difficult to interpret.

Several drillholes showed that the volcano-sedimentary packages in the Ishikawa and the Spirit grid are strongly affected by partial melting. Between 5 and 25% leucosomes are observed in the rocks from these areas.

ITEM 8 DEPOSIT TYPE

The overall context of the Coulon JV project is comparable with that of a VMS-type setting and presents a very good potential for new base metal discoveries along the 20 kilometre strike length of favourable stratigraphy. Known iron formation occurrences are also prospective for gold.

Exploration work done since 2003 by Virginia Mines in the area was successful in finding eight highly mineralized examples of typical of VMS-related deposits. Prospecting and mapping on the main grid area identified the mineralization style and the main lithologies, and confirmed that the geological context and the metamorphic grade and the alteration are similar to those of economic VMS deposits such as Geco in Ontario, Canada and Pyhasalmi in Finland. Drilling has revealed the presence of economic Zn-Cu-Pb-Ag grades that extend the favorable VMS stratigraphy over a strike length of 20 kilometers.

Besides traditional prospecting, Infinitem, mag and max-min geophysical surveys also proved to be excellent tools to outline the VMS-related deposits since massive sulphide lenses are associated with significant geophysical anomalies (conductor or high magnetic anomaly) hosted by non-conductive and non-magnetic rocks.

This section describes mineralized zones encountered in 2012 during drilling operations. New mineralized zones and extensions identified during drilling are presented on sections attached to this report and the results are presented in section 10. Refer to appendix 1 for the listing of all abbreviations used in the description of rocks. All assays certificates are included in appendix 3.

8.1 Lens 257

Drilling on the west limb of the complex fold located in the main lenses area discovered not only lens 257 but also significant mineralization in drillhole CN-12-242. Values of **11.06% Zn; 1.87% Cu and 26.45 g/t Ag over 11.00 meters** (from 787.10 to 798.10 meters) constitute the discovery outlined by drillhole CN-12-257 while drillhole CN-12-242 yielded values of **0.72% Zn; 2.05% Cu and 20.80 g/t Ag over 11.20 meters** (from 583.70 to 594.90 meters). Several other drillholes that returned significant values over this new zone are presented in section 13 below.

The mineralization encountered is composed of pyrrhotite (5-70%), sphalerite (3-15%), pyrite (tr-10%), chalcopyrite (tr-10%) and galena (tr-1%). Mineralization varies from disseminated to semi-massive to massive sulphides over this zone. Minerals such as green amphiboles, anthophyllite, biotite, chloritoid, sillimanite, cordierite, andalusite, carbonate and quartz constitute the gangue minerals in that mineralized zone and their surrounding alteration zones.

8.2 Lens 201

The extensions of Lens 201 were tested by four new drill holes (CN-12-252, 254, 255 and 256). The continuity of the mineralization was confirmed by hole CN-12-254 that crosscut a sulphide zone grading **0.78% Zn, 2.90% Cu, 31.17 g/t Ag and 0.96 g/t Au over 4.90 metres** to a vertical depth of 550 metres, extending Lens 201 by 125 metres to the north. The other holes testing zone 201 crosscut intense alteration zones (mostly dominated by anthophyllite, biotite and quartz) frequently containing disseminated sulphides (pyrite-pyrrhotite-chalcopyrite ± sphalerite), and reported sub-economic values over metric widths.

ITEM 9 EXPLORATION WORK

In addition to drilling, 2012 activities included borehole Infinitem surveys (24 holes) and gravimetric surveys (5 holes). Geophysical work was performed in three phases from February through April 2012. Data from the Infinitem geophysical surveys (borehole) was collected and interpreted by personnel from Abitibi Géophysique Inc. (Dubois, Juin 2012). A gravimetric downhole (gravilog) survey was undertaken by Abitibi Geophysique over the lens 44 during March (Chemam, Juin 2012). A total of 263 stations were read during this survey. Transportation during the different work phases was provided by an Astar 350 BA supplied by Heli-Inter from Louvicourt. Winter road maintenance was done by Felco of St-Félicien.

ITEM 10 DRILLING

The 2012 drilling campaign was undertaken by Chibougamau Diamond Drilling Ltd. from mid-January through mid-April of 2012. Drilling was done using two conventional drill rigs producing NQ core size and one helicopter-transportable rig that produced BQ core size. Drill logs were performed by senior geologists Isabelle Roy and Louis Grenier, by trainee geologist Jean-François Boivin, Josée-Anne Lévesque, and by trainee geological engineers Pascal Simard, all employees of Mines Virginia Inc. Senior geologist Mathieu Savard supervised all the program including drilling operations and geophysical surveys during the 2012 campaign. Technicians Éva-Roy Vigneault and Paul-Émile Poirier from Virginia Mines and Yvon Perry from Services Techniques Geonordic performed the drillcore sampling and technical work such as collar surveying during the 2012 campaign. They were helped by Cree workers Raymond Duff Jr., Roger Sealhunter and Roger Bearskin from Chisabi. Marie-Pier Savard, Catherine Tétreault and Catherine Provost were the cooks at the Coulon camp for the campaign.

During 2012, 29 holes were drilled for a total of 18 082 meters. Out of this total, two holes were drilled to investigate stratigraphy (1960 meters). Four drillholes tested the north extension of lens 43 (2640 meters). Six holes of which one was cancelled due to deviation were drilled in the newly discovered lens 257 (4330 meters). Five holes tested the continuity of lens 223 (3250 meters). Five holes tested the extensions of lens 201 (3195 meters). Two holes tested regional Infinitem anomalies (278 meters) in the Spirit area. Finally, five drillholes tested the extensions of the Spirit lens at depth (2151 meters).

2012 drilling operations discovered a new massive sulphide body called lens 257, and associated mineralization (CN-12-242). Borehole Infinitem geophysical surveys were also completed in 23 holes (1 hole cancelled). Results of the borehole Infinitem are presented in the report from Abitibi Géophysique Inc. by Dubois, Juin 2012.

All the drillholes that were completed in 2012 are summarized in this section. In most cases, the apparent and true thicknesses of the mineralized intervals are listed. Also, the reader may also find the Specific Gravity (S.G.) in the results column that was obtained by Pycnometry on the sample pulps. The reader can also refer to drill log that described in details each drillhole in appendix 4.

Notice that true thickness measurements reported in the table of drilling results were obtained from section interpretation.

Table 2. General information of drillholes performed during winter 2012 drilling program.

Hole Name	Grid Easting	Grid Northing	UtmE_Nad83	UtmN_Nad83	Elevation	Azimuth	Dip	Length	Hole Type
CN-12-238	877	394	352646.43	6072181.41	546.23	88	-63	605.9	NQ
CN-12-239	491	787	352242.87	6072575.9	519.61	86	-58	945.9	NQ
CN-12-240	872	347	352635.71	6072134.29	539.58	95	-58	720	NQ
CN-12-241	872	347	352635.46	6072134.09	539.63	95	-64	606	NQ
CN-12-242	-108	1131	351655.51	6072910.41	509.6	130	-56	645	NQ
CN-12-243	882	394	352646.06	6072181.52	545.92	85	-59	589.55	NQ
CN-12-244	933	1287	352686.13	6073076.68	529.4	267	-58	1014	NQ
CN-12-245	784	461	352579	6072257.24	547.08	87	-65	729	NQ
CN-12-246	-5426	4752	346142.71	60763331.14	475.32	268	-60	327	BQ
CN-12-247	-5429	4822	346142.46	6076406.47	475.85	266	-53	351	BQ
CN-12-248	-164	1179	351599.74	6072957.68	508.6	130	-57	702	NQ
CN-12-249	-184	1097	351578.76	6072876.24	506.16	130	-56	669	NQ
CN-12-250	-6050	6019	345489.74	6077584.21	500.4	225	-50	288.9	BQ
CN-12-251	-5755	5429	345802	6077016.49	508.16	225	-60	267	BQ
CN-12-252	-1123	-2350	350720.08	6069397.96	465.55	91	-57	597	NQ
CN-12-253	-5342	4848	346229.67	6076432.09	478.83	267	-57	426	BQ
CN-12-254	-550	-2150	351292.83	6069598.27	465.65	268	-61	714	NQ
CN-12-255	-700	-2373	351142.51	6069374.64	469.51	261	-65	600	NQ
CN-12-256	-1217	-2476	350625.58	6069271.67	465.39	89	-60	702	NQ
CN-12-257	60	1589	351807	6073368.19	503.93	118	-59	855	NQ
CN-12-258	-1690	-3049	350142.8	6068699.1	464.88	160	-53	582	NQ
CN-12-259	-5266	4821	346299.144	6076405.62	478.13	267	-59	552	NQ
CN-12-260	-78	1194	351684.94	6072972.95	511.48	125	-56	624	NQ
CN-12-261	-5356	4789	346213.5	6076372.95	475.91	267	-57	495	NQ
CN-12-262	118	1556	351865.165	6073334.792	511.962	118	-59	789	NQ

Hole Name	Grid Easting	Grid Northing	UtmE_Nad83	UtmN_Nad83	Elevation	Azimuth	Dip	Length	Hole Type
CN-12-263	-6	1627	351741.022	6073406.478	492.34	118	-61	900	NQ
CN-12-264	87	1643	351830.86	6073423.38	495	118	-59	63	NQ
CN-12-264B	84	1644	351830.991	6073423.447	499.636	117	-59	849	NQ
CN-12-265	29	1538	351775.929	6073316.889	504.518	118	-59	873	NQ
						Total		**18081.25**	

10.1 Lens 257

Table 3: Results obtained from lens 257 in 2012

Lens 257										
Drillhole		**From**	**To**	**Length**	**True Thickness**	**Zn %**	**Cu %**	**Pb %**	**Ag g/t**	**Au g/t**
CN-12-257		162.10	163.50	1.40	1.35	0.36	0.03	0.15	37.51	0.01
		649.80	651.20	1.40	1.35	0.42	4.20	0.02	59.70	1.38
		787.10	798.10	11.00	11.00	11.06	1.87	0.03	26.45	0.16
CN-12-262		554.00	564.80	10.80	8.70	2.29	0.04	0.38	44.00	0.22
	inc.	556.80	560.90	4.10	3.30	4.46	0.05	0.57	37.46	0.08
		625.40	625.80	0.40	-	9.35	0.06	1.78	62.60	0.09
		740.60	743.60	3.00	3.00	0.02	0.37	0.64	370.00	7.17
CN-12-263		686.30	687.00	0.70	0.45	0.10	0.71	0.12	30.20	4.29
		833.60	842.00	8.40	8.40	6.19	1.49	0.07	24.86	0.04
CN-12-264		annulé / cancelled								
CN-12-264B		618.20	622.00	3.80	2.50	0.08	0.15	0.05	34.81	0.02
		807.45	808.70	1.25	1.25	0.08	1.03	0.01	22.33	0.41
CN-12-265		766.00	771.00	5.00	3.25	0.04	0.35	0.24	46.90	1.71
		773.00	774.00	1.00	0.65	0.47	1.18	0.01	12.60	0.41
		784.00	787.00	3.00	2.00	0.01	0.14	0.08	15.43	1.22
		808.95	811.20	2.25	2.25	0.01	1.05	0.01	7.57	0.30
		814.00	823.35	9.35	9.35	1.60	1.39	0.86	126.98	2.12

CN-12-257

This drillhole constituted a follow-up over the Infinitem off-hole anomalies outlined by both drillholes CN-08-216 and CN-12-244. It also had the objective of investigating the geological package of the west interpreted limb of the fold that contains massive sulphides lenses within its east limb.

This hole intersected three semi-massive to massive sulphides horizons. The first one is a semi-massive sulphide zone hosted within felsic volcanic rock that was intersected from 162.10 to 163.45 meters. It is composed of 35% pyrite, 10% pyrrhotite associated with quartz (45%) and biotite (10%) that constitute the gangue minerals. It occurs nearby the felsic-mafic contact that occurs at 166.40 meters. Values of **0.36% Zn; 0.03% Cu; 0.15% Pb; 37.51 g/t Ag and 0.01 g/t Au over 1.40 meters** were obtained from 162.10 to 163.50 meters.

The second mineralized zone is also semi-massive and was encountered from 648.85 to 651.60 meters (photo 1). It is composed of pyrrhotite (10-30%), pyrite (5-20%), chalcopyrite (2-10%), sphalerite (tr-3%) and magnetite (5-15%). Gangue minerals are mostly dominated by quartz but also contain biotite, anthophyllite, green amphibole and cordierite. The mineralization is hosted within intermediate volcanic rock (andesite). Values of **0.42% Zn; 4.20% Cu; 0.02% Pb; 59.70 g/t Ag and 1.38 g/t Au over 1.40 meters** were obtained from 649.8 to 651.20 meter.

The third mineralized zone intersected is semi-massive to massive and starts from 786.65 meters to 798.10 meters. It is composed of several different zones. From 786.65 meters to 787.10, we observed a pegmatite vein mineralized with 5% sphalerite and 5% chalcopyrite. The sphalerite mostly occurs within fractures and along feldspar crystals while chalcopyrite forms aggregates at feldspar crystals junction (photo 2). Then, from 787.10 to 790.10 meters, the massive sulphide zone that contains 15-20% chalcopyrite, 3-5% sphalerite, 3-5% magnetite, pyrite (5-25%), galena (tr-1%) and pyrrhotite (2-25%) was encountered. Quartz constituted the dominant gangue mineral within this interval.


VIRGINIA
Analyse pour :

Photo 1: CN-12-257 showing semi-massive sulphides dominated by chalcopyrite and pyrrhotite @ 651.15m.

An unusual type of mineralization for Coulon was intersected from 790.10 to 790.80 meters, composed of 30-35% of pinkish-beige sphalerite (to confirm with thin section), 3-5%

chalcopyrite, 5% of reddish sphalerite, tr-1% galena and 5% pyrrhotite (photo 3). The chalcopyrite is automorphic and seems surrounded by the pinkish-beige sphalerite that form aphanitic clouds (almost botryoidal texture locally). Green amphibole porphyroblasts (20-35%) are also present within the sphalerite clouds.

From 790.80 to 792.65 meters, semi-massive sulphide mineralization was encountered. This zone contains 10-15% pyrrhotite, 10-15% pyrite, 2-3% chalcopyrite, 5% magnetite, 2-3% sphalerite and 10% of whitish grey semi-metallic mineral (silver??) (photo 4). Plagioclase, quartz, amphibole and biotite complete the composition of this interval.

Semi-massive sulphide mineralization occupies the interval from 792.65 to 798.10 meters. It is constituted by sphalerite (3-30%), chalcopyrite (2-10%), pyrite (5-30%), pyrrhotite (5-20%) and by gangue minerals such as plagioclase, amphibole, quartz, biotite and serpentinite. Composition and textural relics of andesitic rock are observed within the interval. Finally, an alteration zone composed of biotite (10-40%), phlogopite (5-30%), amphibole (5-30%) and quartz (5-10%) and mineralized in pyrrhotite (5-15%), pyrite (5%), sphalerite (1-3%), and chalcopyrite (tr-3%). Sulphides occur disseminated and in stringers. The mineralized zone from 786.65 to 798.10 meters occurs within andesitic rock nearby contact with felsic volcanic rock that occurs at 802.65 meters. Significant values of **11.06% Zn; 1.87% Cu; 0.03% Pb; 26.45 g/t Ag and 0.16 g/t Au over 11.00 meters** were obtained in the interval from 787.10 to 798.10 meters. The drillhole ended at 855 meters.



Photo 2: CN-12-257 massive sulphide composed of sphalerite, pyrite, pyrrhotite and chalcopyrite @ 787.5m.


Cp
Green Am
Py
Red Sp rim ?
Cp
Pinkish Sp ?

Photo 3: Pinkish-beige sphalerite with chalcopyrite and green amphibole outlined @ 790.6m in CN-12-257.



Photo 4: Grey metallic mineral (silver rich?)outlined @ 791.4m in CN-12-257.

CN-12-262

Drillhole CN-12-262 targeted the vertical extension towards the surface of the mineralization uncovered by drillhole CN-12-257. The first mineralized zone was encountered from 554.0 and 560.90 meters. This zone seems to correspond to the second mineralized zone intersected in drillhole CN-12-257, from 648.85 to 651.6 meter. It is constituted of several semi-massive to massive sulphides intervals crosscut by alteration zone and mineralized pegmatite. The mineralization is mainly composed of pyrite (5-60%), sphalerite (3-25%), pyrrhotite (tr-10%) and galena (tr-2%). Mineralization is generally automorphic to sub-automorphic and is locally oriented along the foliation planes. The gangue is mainly composed of quartz, biotite, anthophyllite and chlorite. The alteration zones that are included in the sulphides intervals show a penetrative magnesian alteration and silicification. Values of **2.29% Zn; 0.04% Cu; 0.38% Pb; 44.00 g/t Ag and 0.22 g/t Au over 10.80 meters** were obtained from 554.00 to 564.80 meters **including 4.46% Zn; 0.05% Cu; 0.57% Pb; 37.46 g/t Ag and 0.08 g/t Au over 4.10 meters** from 556.80 to 560.90 meters.

The massive to semi-massive sulphides interval intersected in drillhole CN-12-257 was not extended in drillhole CN-12-262 but a correlative alteration zone was intersected from 740.6 to 743.6 meters. This interval is characterized by strong silicification that occurs pervasive and in wisps. Mineralization composed of 1-2% chalcopyrite, 1-2% pyrrhotite, tr-1% galena and by traces of pyrite is mainly disseminated. Altered felsic volcanic rock was encountered at lower and upper contacts of this interval. Silicification and local ferro-magnesian enrichment was observed within these intervals. Pyrrhotite (1%), pyrite (1%) and traces of chalcopyrite occur in stringers. Values of **0.02% Zn; 0.37% Cu; 0.64% Pb; 370.00 g/t Ag and 7.17 g/t Au over 3.00 meters** were obtained from 740.60 to 743.60 meters.

Finally, values of **9.35% Zn; 0.06% Cu; 1.78% Pb; 62.60 g/t Ag and 0.09 g/t Au over 0.40 meter** were obtained from 625.40 to 625.80 meters. This small 40cm thick interval is hosted within silicified andesite containing folded stringers of sphalerite (10%), galena (2-3%), chalcopyrite (1-2%) and pyrite (1-2%).

CN-12-263

The purpose of drillhole CN-12-263 was to extend the mineralized zone intersected in drillhole CN-12-257 northwestward. Drillhole CN-12-263 intersected two semi-massive to massive sulphides zones.

The first zone was intersected between 686.3 and 687.75 meters and hosted within a felsic volcanic rock. The mineralization from this interval is composed of pyrrhotite (20-30%), pyrite (5-10%), chalcopyrite (tr-5%) and traces of galena and sphalerite. The gangue minerals are mostly dominated by biotite, chlorite, amphibole and quartz. Values of **0.10% Zn; 0.71% Cu; 0.12% Pb; 30.20 g/t Ag and 4.29 g/t Au over 0.70 meter** were obtained from 686.30 to 657.00 meters. It correlates with the second mineralized zone intersected in drillhole CN-12-257 from 648.85 to 651.60 meters.

The second mineralized zone was encountered near the contact between intermediate-mafic and felsic volcanic rock and correlated with the extension of the third mineralized zone intersected in drillhole CN-12-257. Between 833.6 and 835.4 meters, a semi-massive to massive mineralized interval composed of pyrrhotite (10-50%), sphalerite (1-5%) and chalcopyrite (tr-3%) was encountered (photo 5). The gangue is mainly composed of quartz, amphibole (anthophyllite-hornblende), chlorite and feldspar. Penetrative silicification and chloritization characterized this interval. It is followed from 835.4 to 837.7 meters by an alteration zone composed of anthophyllite, chlorite and a penetrative silicification. Mineralization in this interval is composed of pyrrhotite (2-4%), chalcopyrite (tr-2%) and traces of sphalerite. Between 837.7 and 840.0 meters, massive sulphides zones composed of pyrrhotite (50-60%), sphalerite (10-20%) and chalcopyrite (tr-3%) was encountered (photo 6). It was followed, from 840.00 to 844.10 meters, by a disseminated to semi-massive sulphide zone composed of pyrrhotite (2-20%), chalcopyrite (1-5%) and sphalerite (tr-1%) hosted within an alteration zone composed of quartz, biotite, amphibole (anthophyllite and hornblende) and chlorite. Values of **6.19% Zn; 1.49% Cu; 0.07% Pb; 24.86 g/t Ag and 0.04 g/t Au over 8.40 meters** were obtained from this zone from 833.60 to 842.00 meters,.

An altered felsic volcanic rock was encountered for approximately 10 meters after the mineralized zone. This felsic interval was characterized by increasing biotite content and the presence of kyanite (aluminous alteration). Drillhole CN-12-263 was stopped at 900.00 meters within a felsic volcanic rock characterized by sillimanite porphyroblasts.



Photo 5: Semi-massive sulphide zone composed of pyrrhotite, chalcopyrite and sphalerite intersected @ 834.65 m in drillhole CN-12-263



Photo 6: Massive sulphide zone composed of chalcopyrite, pyrrhotite and sphalerite intersected in drillhole CN-12-263 @ 838.2 m.

CN-12-264

The objective of drillhole CN-12-264 was to extend the mineralization intersected in drillhole CN-12-257 northeastward. This drillhole was stopped at a depth of 63.00 meters due to its excessive deviation. Andesitic rock injected with several meter-scale pegmatites constituted the lithology encountered.

CN-12-264B

Two mineralized zones were cut by this hole. The first mineralized zone intersected from 615.5 to 623.0 meters is composed of pyrite (2-65%), pyrrhotite (5%-15%) and sphalerite (tr-5%) (see photo 7). Traces of galena and chalcopyrite were also observed locally. Mineralization occurs disseminated to massive, and locally oriented along foliation planes. A penetrative silicification is associated with this mineralized interval (photo 8). Gangue is mainly composed of quartz, biotite, sericite and chlorite. This zone correlates with the second mineralized zone intersected in drillhole CN-12-257. Values of **0.08% Zn; 0.15% Cu; 0.05% Pb; 34.81 g/t Ag and 0.02 g/t Au over 3.80 meters** were obtained from 618.20 to 622.00 meters.

From 807.45 to 808.7 meters, another alteration zone was intersected. It is characterized by an intense penetrative silicification and is mineralized in chalcopyrite (1-5%) that occurs as disseminated grains and in irregular blebs. Pyrrhotite (1-3%) was also observed. This interval is related to the zone intersected in drillhole CN-12-257 from 786.85 to 798.10 meters. Values of **0.08% Zn; 1.03% Cu; 0.01% Pb; 22.33 g/t Ag and 0.41 g/t Au over 1.25 meters** were obtained from 807.45 to 808.70 meter. Drillhole CN-12-264B ended at 849.00 meters in the felsic volcanic rock.



Photo 7: Massive sulphide zone in drillhole CN-12-264B intersected @ 618 m, massive pyrite and sphalerite.



Photo 8: Disseminated to semi-massive sulphide with penetrative silicification encountered in drillhole CN-12-264B @ 620 meter, pyrite and traces of chalcopyrite.

CN-12-265

The purpose of drillhole CN-12-265 was to extend the mineralization encountered in drillhole CN-12-257 southwestward. A first mineralized zone encountered from 143.00 to 148.00 meters is composed of pyrrhotite (1-15%), pyrite (1-10%) and traces of locally disseminated chalcopyrite and sphalerite (photo 9). Mineralization seems to be remobilized into a pegmatite. Gangue is mainly composed of quartz, plagioclase, biotite and accessory minerals such as chlorite and epidote.

Another small alteration zone was intersected from 227.50 to 229.90 meters. Mineralization from this interval is composed of pyrite (1-7%), pyrrhotite (1-5%), and sphalerite (tr-1%). It occurs mostly as disseminated and intergranular grains, and is associated with a strong pervasive silicification. Wispy zones composed of quartz and andalusite are also observed through the interval.

From 751.55 to 823.35 meters, several meter scale bands of alteration were encountered (photo 10). A massive sulphide zone was intersected from 752.75 to 755.05 meters. This zone is crosscut by a pegmatite from 753.2 to 753.9 meters. The mineralization observed is mainly composed of pyrrhotite (70-85%) and chalcopyrite (tr-5%) (photo 11). Mineralization seems to be intergranular within richer gangue blebs. Otherwise, acicular anthophyllite, chlorite and biotite float in a sulphide matrix. Another disseminated to semi-massive interval was observed within this alteration zone from 815.6 to 817.15 meters. Mineralization is composed of chalcopyrite (5-10%), pyrrhotite (5-10%) and sphalerite (1%). It occurs mainly as disseminated grains and interstitial to the gangue composed of anthophyllite, hornblende and chlorite. Over the altered interval, mineralization is present and is usually composed of pyrrhotite (2-10%), pyrite (2-5%) and chalcopyrite (tr-5%). The mineralization is disseminated, interstitial or locally occurs in blebs. The alteration is dominated by a magnesium enrichment that is revealed by presence of anthophyllite. However, silicification also occurs pervasively and in veins.

Several meter-scale intervals yielded values in this large alteration zone. From 766.00 to 771.00 meters, values of **0.04% Zn; 0.35% Cu; 0.24% Pb; 46.90 g/t Ag and 1.71 g/t Au over 5.00 meters** were obtained. Then, from 773.00 to 774.00 meters, values of **0.47% Zn; 1.18% Cu; 0.01% Pb; 12.60 g/t Ag and 0.41 g/t Au from 1.00 meter** were recorded. Values of **0.01% Zn; 0.14% Cu; 0.08% Pb; 15.43 g/t Ag and 1.22 g/t Au over 3.00 meters** were also obtained from 784.00 to 787.00 meters. Another zone yielded values of **0.01% Zn; 1.05% Cu; 0.01% Pb; 7.57 g/t Ag; and 0.30 g/t Au over 2.25 meters** from 808.95 to 811.20 meter. The last interval with significant values was encountered from 814.00 to 823.35 meters that returned values of **1.60 % Zn; 1.39% Cu; 0.86% Pb; 126.98 g/t Ag and 2.12 g/t Au over 9.35 meters**. This important alteration zone with meter-scale semi-massive to massive sulphide band corresponds to the last mineralized zone intersected in drillhole CN-12-257.



Photo 9: Intergranular semi-massive sulphides mainly composed of pyrite and pyrrhotite @ 146.5meters.



Photo 10: Alteration zone composed of anthophyllite, kyanite, hornblende, chlorite and pyrrhotite-chalcopyrite in drillhole CN-12-265 @773.3 meters.



Photo 11: Massive sulphide zone composed of pyrrhotite and chalcopyrite intersected in drillhole CN-12-265 @ 754.2 meter.

10.2 Lenses 43 North (242)

Table 4: Results obtained from lens 43 North (242) in 2012

Lentille 242 Lens										
Drillhole		**From**	**To**	**Length**	**True Thickness**	**Zn %**	**Cu %**	**Pb %**	**Ag g/t**	**Au g/t**
CN-12-242		562.50	564.00	1.50	1.50	0.03	0.70	0.01	11.80	0.64
		569.30	580.60	11.30	11.30	0.19	0.63	0.02	8.06	0.13
		583.70	594.90	11.20	11.20	0.72	2.05	0.03	20.80	0.19
CN-12-248		620.85	622.00	1.15	1.15	1.24	0.40	0.01	3.60	0.05
CN-12-249		600.30	600.50	0.20	0.20	0.32	2.89	0.00	33.10	0.14
CN-12-260		568.00	569.40	1.40	1.40	3.12	2.38	0.02	21.09	0.16

CN-12-242

Drillhole CN-12-242 targeted an off-hole Infinitem anomaly outlined in drillhole CN-11-229. It intersected several alteration zones along its course. From 569.30 to 572.20 meters, it intersected a disseminated to semi-massive sulphide zone. The mineralization is composed of pyrrhotite (25%), pyrite (5%), chalcopyrite (2%) hosted within strong anthophyllite alteration zone. Then, from 572.70 to 576.10 meters, a strong magnesium-rich alteration zone containing 2% of chalcopyrite was encountered. Values of **0.03% Zn; 0.70% Cu; 0.01% Pb; 11.80 g/t Ag and 0.64 g/t Au over 1.50 meters** were obtained from 562.50 to 564.00 meters and values of **0.19% Zn; 0.63% Cu; 0.02% Pb; 8.06 g/t Ag and 0.13 g/t Au over 11.30 meters** were obtained from 569.30 to 580.60 meters. From 576.10 to 582.80 meters, 1% of disseminated chalcopyrite was also intersected within an alteration zone rich in anthophyllite. Massive sulphide mineralization composed of 50% pyrrhotite, 10% pyrite, 5% sphalerite was encountered from 582.80 to 585.70 meters. This interval was followed by an intersection of semi-massive to disseminated sulphides constituted of 5-8% chalcopyrite, 15% pyrrhotite and 5% pyrite hosted within an alteration zone (photo 12). All these mineralized and altered intervals occur near the contact between intermediate to mafic volcanic rocks (to the west) and the felsic volcanic rocks (to the east). Values of **0.72 % Zn; 2.05% Cu; 0.03% Pb; 20.80 g/t Ag and 0.19 g/t Au over 11.20 meters** were obtained, from 583.70 to 594.90 meters. Drillhole CN-12-242 ended at 645.00 meters.



Photo 12: Semi-massive sulphide mineralization composed of pyrrhotite, pyrite and chalcopyrite encountered at 594 meters in drillhole CN-12-242.

CN-12-248

The objective of drillhole CN-12-248 was to test the vertical extension of the mineralization outlined previously by drillhole CN-12-242. This hole is mostly characterized by a succession of felsic and intermediate volcanic rocks affected by several plurimetric altered intervals. An intense altered zone was encountered from 142.30 and 151.40 meters. Accessory minerals such as anthophyllite, garnet, sillimanite and kyanite were observed over this interval. A strong biotite alteration was also observed. Mineralization within the interval is composed of 1-2% pyrite and tr-1% chalcopyrite that are locally disseminated.

Disseminated to semi-massive mineralized zone was encountered from 473.60 to 483.35 meters. Mineralization is composed of 3-15% pyrrhotite and 3-15% pyrite. An intense penetrative silicification and locally epidote and calcic alteration are associated with mineralization. From 491.75 to 493.85 meters, another mineralized and altered zone is composed of 2-10% pyrite, tr-5% sphalerite and tr-1% galena. It is entirely silicified and shows partial melting evidence. From 608.2 to 620.35 meters, alteration characterized by the abundance in kyanite and biotite content was intersected. Disseminated pyrite and pyrrhotite (1-3%) is present within the interval. It is followed, from 620.35 to 623.1 meters, by disseminated to massive sulphide mineralization composed of 5-70% pyrrhotite, 1-10% pyrite, tr-1% chalcopyrite and 1-5% sphalerite. Intense silicification and chloritization are associated with this interval. Values of **0.85% Zn; 0.33% Cu and 3.10 g/t Ag over 2.75 meters** were returned from 620.40 to 623.10 meters including **1.24% Zn; 0.40% Cu; 0.01% Pb; 3.6 g/t Ag and 0.05 g/t Au over 1.15 meters** from 620.85 to 622.00 meters. This zone correlates with the mineralization intersected in drillhole CN-12-242. This drillhole was stopped at 702 meters within felsic volcanic rock.

CN-12-249

Drillhole CN-12-249 targeted the southward extension of mineralization found in drillhole CN-12-242. Several meter-scale alteration zones were encountered within this drillhole. From 461.95 to 479.55 meters, meter-scale bands of altered felsic volcanic rock are observed with 3-7% pyrrhotite and 3-5% pyrite that occurs disseminated along the main foliation planes. These intervals are characterized by a penetrative silicification and local chloritic alteration. Another altered interval characterized by a penetrative silicification, biotite alteration and a pervasive chloritization was observed between 589.80 to 600.30 meters. Anthophyllite (5%) is also present all over the interval. Mineralization is composed of 2% disseminated pyrite, traces of pyrrhotite and traces of chalcopyrite. It is followed by a disseminated to semi-massive sulphide mineralization zone from 600.5 to 601.25 meters. This latter zone is composed of 5-10% pyrrhotite, 2-10% chalcopyrite, 2-5% pyrite and traces of sphalerite. The interval is characterized by the presence of penetrative biotite and anthophyllite (magnesium-rich alteration). This mineralized zone is crosscut by a pegmatite from 600.5 to 601.25 meters that contains 3% pyrite, 1% pyrrhotite and traces of sphalerite-chalcopyrite that mainly occurs disseminated. Values of **0.32% Zn; 2.89% Cu; 0.00% Pb; 33.10 g/t Ag and 0.14 g/t Au over 0.20 meter** were obtained from 600.30 to 600.50 meters. Drillhole CN-12-249 ended at 669.00 meters.

CN-12-260

Drillhole CN-12-260 targeted the north extension of the mineralization found in drillhole CN-12-242. This drillhole intersected a few altered andesites from 291.20 to 306.55 meters (anthophyllite), from 494.80 to 497.35 meters (anthophyllite and kyanite) and from 564.40 to 568.05 meters (silicified). It also intersected a small mineralized zone from 568.05 to 569.35 meters that contains 20% sulphides composed of 10-13% sphalerite, 10-15% pyrite and tr-8% chalcopyrite (photo 13). The zone is mostly dominated by quartz but also contains biotite, green amphibole and chlorite. The sequence intersected corresponds with the same stratigraphy encountered in the 43 North area as well as the Lens 43 area. Drillhole CN-12-260 ended in the rhyolite at 624.0 meter. Values of **3.12% Zn; 2.38% Cu; 0.02% Pb; 21.09 g/t Ag and 0.16 g/t Au over 1.40 meters** were recorded from 568.00 to 569.40 meters.



Photo 13: Semi-massive sulphide mineralization composed of sphalerite and pyrite @ 568.3m in CN-12-260.

10.3 Lenses 16-17 & 223

Table 5: Results obtained from lens 16-17 & 223 in 2012

Lentille 16-17 & 223 Lens										
Drillhole		**From**	**To**	**Length**	**True Thickness**	**Zn %**	**Cu %**	**Pb %**	**Ag g/t**	**Au g/t**
CN-12-238		466.50	467.50	1.00	-	0.01	0.06	0.00	1.70	2.24
		NSV								
CN-12-240		400.00	402.00	2.00	-	0.40	0.10	0.20	98.30	1.38
		496.75	498.00	1.25	-	1.17	0.03	0.09	5.80	0.27
CN-12-241		504.60	505.60	1.00	-	3.49	0.27	0.01	8.30	0.04
CN-12-243		44.10	45.10	1.00	-	3.91	1.05	0.03	20.30	0.14
		NSV								
CN-12-245		NSV								

CN-12-238

Hole CN-12-238 was drilled to test the vertical extension outlined in drillhole CN-11-223 that yielded values of **3.86% Zn, 0.70% Cu, 0.51% Pb, 75.09 g/t Ag and 0.11 g/t Au over 44.00 meters from 403.00 to 447.00 meters.**

Drillhole CN-12-238 intersected an alteration zone from 445.00 to 519.35 meters, characterized by the presence of muscovite, anthophyllite, andalusite, biotite, sericite and sillimanite. Within this interval, two zones containing sulphide mineralization were encountered. From 467.50 to 472.80 meters, interstitial chalcopyrite (1%) and trace of pyrrhotite occur in association with quartz veinlets. From 543.80 to 552.00 meters, mineralization composed of pyrite (10-15%), pyrrhotite (2-8%) and chalcopyrite (trace) occurs within the alteration zone. Those two mineralized zones seem to constitute the extension of the lens 223 at depth. However, no significant value in base metals was obtained from the core. It only recorded values of **2.24 g/t Au over 1.00 meter** obtained from 466.50 to 467.50 meters. This hole ended at 606 meters.

CN-12-240

This drillhole targeted the extension of lens CN-11-223 southward at depth. It intersected alteration zone containing trace to 1% sulphides from 278.00 meters to 381.30 meters. It also intersected a magnesium-rich alteration zone from 407.10 to 492.30 meters and encountered disseminated sulphide mineralization from 496.75 to 502.00 meters within a silicified alteration zone. Mineralization is composed of 6% pyrite, 4% pyrrhotite, trace of chalcopyrite and 1% of sphalerite (occurring in stringers at the beginning of the interval). Values of **0.40% Zn, 0.10% Cu, 0.20% Pb, 98.3 g/t Ag and 1.38 g/t Au over 2.00 meters** were obtained from 400.00 to 402.00 meters from an a strong silica alteration zone that contains 1% sulphides. This zone would correspond to the lens 223 horizon. Values of **1.17% Zn, 0.03% Cu, 5.80 g/t Ag and 0.27 g/t Au over 1.25 meters** were obtained from 496.75 to 498.00 meters and correspond to the Dom horizon that occur in the vicinity of the contact of felsic volcanic with intermediate to mafic volcanic rocks. The hole ended at 725.00 meters within the felsic volcanic package after crossing the intermediate volcanic from 508.15 to 693.80 meters.

CN-12-241

Hole CN-12-241 was drilled to extend the mineralization outlined by drillhole CN-11-223 southward and at depth. It intersected an alteration zone containing 15% biotite, 15% anthophyllite, 3% chlorite and 2% cordierite and mineralized with disseminated pyrite (1%) and pyrrhotite (1%) from 320.00 to 363.00 meters. It also encountered at 338 meters, a 10 centimeter-thick horizon containing 5% sphalerite and chalcopyrite. From 363.00 to 382.00 meters, another magnesium-rich alteration zone was encountered but did not present any mineralization. From 425.20 meters to 455.80 meters, different alteration zones (silica and magnesian) were also observed within felsic volcanic rocks. Then, from 455.80 to 458.85 meters, mineralization composed of 2% pyrite and pyrrhotite and traces of chalcopyrite was intersected within a silicified alteration zone. From 458.85 to 460.45 meters, magnesium-rich (dominated by anthophyllite) alteration zone was described but did not contain any mineralization. Finally, from

463.40 to 470.30 meters, 5% of pyrite and pyrrhotite and trace of chalcopyrite were observed within an alteration zone characterized by the presence of 20% biotite, 10% anthophyllite, 5% staurolite, 5% cordierite and 5% sericite. Values of **3.49% Zn; 0.27% Cu; 0.01% Pb; 8.30 g/t Ag and 0.04 g/t Au over 1.00 meter** were obtained from 504.60 to 505.60 meters from a silicified felsic volcanic rock that contains centimeter-scale stringers of sphalerite and chalcopyrite. Drillhole CN-12-241 ended at 606 meters.

CN-12-243

The puspose of drillhole CN-12-243 was to test the mineralization under the intersection of drillhole CN-11-223 (as previously planned for the CN-12-238 which missed the objective) and over the intersection of drillhole CN-12-238. Mineralization of chalcopyrite, sphalerite, pyrite and pyrrhotite that occurs as disseminated grains and as millimetric stringers was outlined within the interval from 42.40 to 48.50 meters. It returned values of **3.91% Zn, 1.05% Cu, 0.03% Pb, 20.30 g/t Ag and 0.14 g/t Au over 1.00 meter** from 44.10 to 45.10 meters. It also intersected an alteration zone rich in biotite, anthophyllite, andalusite, sericite and chlorite from 457.80 to 477.60 meters that only contains trace of sulphides. From 522.60 to 527.85 meters, it encountered disseminated to semi-massive mineralization containing 15% pyrite and 3% pyrrhotite occurring mostly in stringers and blebs. Unfortunately, none of these two alteration zone returned significant values. This drillhole was stopped at 590 meters and failed to intersect a mineralized zone similar to the one outlined in drillhole CN-11-223.

CN-12-245

The principal objective of drillhole CN-12-245 was to test an Infinitem anomaly identified in drillhole CN-12-238 and interpreted northward at depth in the latter hole. Drillhole CN-12-245 only intersected a thin alteration zone occurring at the contact between felsic volcanic rock and intermediate volcanic rock from 691.30 to 692.20 meters. This thin horizon also appears to correspond to the DOM horizon and is weakly mineralized with disseminated pyrite and pyrrhotite (1-2%). This drillhole ended at 729.00 meters and failed to explain the targeted Infinitem anomaly. No significant values were obtained from drillhole CN-12-245.



Photo 12: Sillimanite porphyroblasts following S1 at 60° to core angle and affected by a S2 (axial plan?) at 20° to core angle from drillhole CN-12-245 at 657.50 meters.

10.4 Lens 201

Table 6: Results obtained from lens 201 in 2012

Lentille 201 Lens									
Drillhole	**From**	**To**	**Length**	**True Thickness**	**Zn %**	**Cu %**	**Pb %**	**Ag g/t**	**Au g/t**
CN-12-252	357.85	359.30	1.45	1.00	0.47	1.16	0.00	8.20	0.05
	361.65	364.10	2.45	1.60	2.07	1.42	0.00	11.85	0.07
CN-12-254	652.15	657.05	4.90	3.45	0.78	2.90	0.01	31.17	0.96
CN-12-255	432.90	434.50	1.60	1.20	0.13	1.99	0.00	24.00	0.10
CN-12-256	565.00	567.00	2.00	1.50	0.87	0.98	0.01	20.05	2.91
CN-12-258	NSV								

CN-12-252

The objective of drillhole CN-12-252 was to extend the mineralization encountered in drillholes CN-11-225 and in CN-08-203 towards the south. Significant amounts of pegmatite dyke occur at the position where mineralization was expected. From 342.30 to 343.80 meters, a mineralized pegmatite containing rhyolite fragments and mineralized with 2% pyrrhotite and 1% chalcopyrite was intersected. Then, a significant pegmatite dyke was also intersected from 343.80 to 357.85 meters and crosscut the mineralization. From 357.85 to 364.10 meters, a succession of meter scale, disseminated to massive sulphide mineralization and injections of pegmatite were observed. Mineralization is mainly constituted by pyrite (tr-60%), pyrrhotite (3-40%), chalcopyrite (tr-2%) and traces of sphalerite. The richest interval was encountered from 363.00 to 364.10 meters which forms a massive sulphide horizon containing 50% pyrrhotite, 20% pyrite, 2% chalcopyrite and traces of sphalerite. The mineralization seems to be remobilized in pegmatite injections and occurs locally in fragments within pegmatite. The mineralized zones are characterized by the presence of anthophyllite alteration. Another pegmatite dyke is present from 364.0 to 370.25 meters. Values of **0.47% Zn; 1.16% Cu; 8.20 g/t Ag and 0.05 g/t Au over 1.45 meter** were obtained from 357.85 to 359.30 meters . Another interval was intersected from 361.65 to 364.10 meter yielding values of **2.07% Zn; 1.42% Cu; 11.85 g/t Ag and 0.07 g/t Au over 2.45 meters**.

From 569.9 to 570.9 meters, a barren altered intermediate volcanic rock was intersected that shows pervasive silicification and biotite alteration. Moreover, it contains mineralization constituted of 10% pyrrhotite and 2% pyrite that occur in millimeter scale stringers or disseminated grains. Drillhole CN-12-252 was stopped at 597 meters.

CN-12-254

The main objective of drillhole CN-12-254 was to test the Infinitem anomalies outlined by drillhole CN-11-226 and CN-08-210. In CN-12-254, a significant alteration zone was intersected between 464.95 and 466.80 meters. It is constituted by felsic volcanic rock affected by a penetrative silicification and local chloritization. Mineralization outlined within this interval is composed of 4% pyrrhotite that is disseminated along foliation planes. However, no significant values were obtained from that interval.

From 648.5 to 652.15 meters, another altered rhyolite characterized by an intense penetrative silicification and local magnesium-rich alteration was intersected. This latter interval contains 3% pyrrhotite, tr-1% chalcopyrite and traces of pyrite mostly occurring as millimeter-scale stringers but is also disseminated along foliation planes. It is followed by a disseminated to semi-massive mineralized zone between 652.15 and 657.05 meters composed of 4-5% chalcopyrite, 3-4% pyrrhotite and tr-1% sphalerite that occur mainly in massive blebs, disseminated grainsand as millimeter-scale stringers. It is associated with a penetrative magnesium-rich alteration revealed by the presence of fibroradial anthophyllite porphyroblasts and chlorite. This zone is crosscut by a pegmatite which contains traces of chalcopyrite and pyrrhotite in blebs from 654.84 to 655.1 meters. Values of **0.78% Zn; 2.90% Cu; 0.01% Pb; 31.17 g/t Ag and 0.96 g/t Au over 4.90 meters** were obtained from 652.15 to 657.05 meters.

From 657.05 to 659.10 meters, a magnesium-rich altered felsic volcanic rock was observed containing 2% pyrrhotite and 1% chalcopyrite occurring as disseminated grains along foliation planes and in blebs. From 659.10 to 666.25 meters, alteration is still present but no mineralization was noticed. From 667.35 to 669.75 meters and from 691.10 to 693.95 meters, two mineralized pegmatites containing 3% pyrrhotite and traces of chalcopyrite were intersected. Drillhole CN-12-254 was stopped at a depth of 714 meters. The semi-massive mineralized zone intersection outlined from 652.15 to 657.05 meters explains the Infinitem anomaly outline from CN-11-226 and CN-12-254.

CN-12-255

The objective of drillhole CN-12-255 was to extend lens 201 towards the south. From 429.55 to 431.10 meters, a mineralized pegmatite was intersected. Mineralization is composed of 2% pyrrhotite, tr-1% chalcopyrite and traces of pyrite that occurs mainly disseminated. From 431.10 to 434.50 meters, a semi-massive to massive mineralized zone was encountered in contact with this pegmatite. Mineralization occurs mainly in two decimeter-scale bands of semi-massive sulphide composed of 15% pyrrhotite, 10% pyrite, 8% sphalerite and 5% chalcopyrite (photo 13). Between these semi-massive zones, pegmatitic injections occur with 1-5% of disseminated chalcopyrite, pyrite and pyrrhotite. Values of **0.13% Zn; 1.99% Cu; 24.00 g/t Ag and 0.10 g/t Au over 1.60 meters** were obtained from 432.90 to 434.50 meters. From 436.1 to 444.00 meters, a heterogeneous alteration zone injected by pegmatite dykes was observed. A strong silicification was noticed and seems to be associated with pegmatite injection. Traces of disseminated pyrite occur within the latter this interval. Drillhole CN-12-255 ended at 600 meters. The mineralized zone intersected in drillhole CN-12-255 was crosscut by a pegmatite dyke which seems to limit the extension of the lens 201.



Photo 13: CN-12-255 semi-massive sulphide dominated by sphalerite, pyrrhotite and pyrite @ 433.3m.

CN-12-256

The main objective of drillhole CN-12-256 was to extend the alteration zone intersected in drillhole CN-11-230 towards the south. From 498.10 to 502.30 meters, an alteration zone was intersected that is characterized by the presence of biotite and andalusite. Rare traces of disseminated pyrite are associated with this alteration. Then, from 519.10 to 523.40 meters, a disseminated to semi-massive sulphides mineralized zone was encountered. Sulphides are essentially composed of 20% pyrite and traces of pyrrhotite, chalcopyrite and sphalerite that occurs between the silicate crystals. Abundant biotite is associated with this interval. From 528.30 to 533.00 meters, another disseminated to semi-massive mineralized zone was intersected. This zone is characterized by a strong magnesium-rich alteration, as revealed by the presence of anthophyllite. The mineralization is composed of 12% pyrite, 7% pyrrhotite and traces of chalcopyrite and sphalerite. Sulphides are generally interstitial to the silicates grains and are locally semi-massive. From 536.00 to 573.20 meters, a strong magnesian alteration zone occurs as characterized by the presence of anthophyllite and tremolite. Local penetrative silicification was also encountered.

From 541.25 to 546.50 meters, 10% pyrite, 4% pyrrhotite and traces of chalcopyrite and sphalerite were observed within the alteration zone. Chalcopyrite content increases up to 3% with 2% pyrite within the interval from 562.95 to 569.20 meters. Values of **0.87% Zn; 0.98% Cu; 0.01% Pb; 20.05 g/t Ag and 2.91 g/t Au over 2.00 meters** were obtained from 565.00 to 567.00 meters. Drillhole CN-12-256 was stopped at 702 meters.

CN-12-258

Hole CN-12-258 was drilled 800 meters to the south of lens 201 and targeted the off-hole Infinitem anomaly outlined in drillhole CN-08-218. It intersected an interesting felsic volcanic package but failed to intersect significant mineralization and consequently did not explain the Infinitem anomaly. Drillhole CN-12-258 was stopped at 582 meters in the intermediate volcanic rock. No significant values were reported.

10.5 Spirit Lens

Table 7: Results obtained from Spirit Lens in 2012

Lentille Spirit Lens										
Drillhole		**From**	**To**	**Length**	**True Thickness**	**Zn %**	**Cu %**	**Pb %**	**Ag g/t**	**Au g/t**
CN-12-246		237.50	238.25	0.75		0.06	0.61	0.00	6.00	0.04
CN-12-247		NSV								
CN-12-253		384.50	385.40	0.90	-	12.45	0.68	0.02	17.20	0.01
CN-12-259		357.50	358.00	0.50	-	1.01	0.83	0.05	13.30	0.06
		360.00	361.00	1.00	-	1.97	0.62	0.00	6.70	0.00
CN-12-261		NSV								
CN-12-250		NSV								
CN-12-251		NSV								

CN-12-246

Drillhole CN-12-246 tested the vertical extension of the mineralization outlined in drillhole CN-08-161 which had returned values of **10.89% Zn; 0.89% Cu and 13.46 g/t Ag over 3.35 meters**. Drillhole CN-12-246 intersected a pegmatite that contains sulphides from 233.75 to

234.70 meters. Disseminated chalcopyrite (1%) and pyrrhotite (3%) and traces of pyrite were observed within that interval. Values of **0.06% Zn; 0.61% Cu; 0.00% Pb; 6.00 g/t Ag and 0.04 g/t Au over 0.75 meter** were obtained from 237.50 to 238.25 meters. This drillhole was stopped at 327.00 meters within the felsic volcanic package.

CN-12-247

This drillhole tested the extension of mineralization outlined by drillhole CN-08-163 which had returned values of **1.50% Zn; 1.34% Cu and 17.50 g/t Ag over 1.00 meters.**
It intersected a minor alteration zone composed of amphibole (anthophyllite?), biotite and kyanite that also contains 1% of disseminated chalcopyrite along foliation planes from 47.55 to 51.60 meters. It also intersected alterations zones from 304.35 to 310.50 meters and from 313.80 to 318.90 meters that are separated by a pegmatite dyke from 310.50 to 313.80 meters. Both alteration zones contain 2% chalcopyrite that occurs as disseminated grains or in blebs and are associated with intense silicification (photo 14). Minerals such as sillimanite, biotite, garnet and chlorite were also observed within these alteration zones. Finally, another minor alteration zone was encountered from 321.50 to 322.50 meters containing 1% disseminated chalcopyrite and 1% disseminated pyrrhotite. Silicification and chloritization characterized that interval. This drillhole was stopped at 351.00 meters within felsic volcanic rocks. No significant values were reported.



Photo 14: Disseminated chalcopyrite hosted in a silicified rhyolite at 308.90 meters in drillhole CN-12-247.

CN-12-253

Drillhole CN-12-253 constituted a follow-up of the Infinitem anomaly outlined under drillhole CN-12-247. From 378.00 to 384.50 meters, it intersected a silicified and chloritized felsic volcanic rock mineralized in disseminated pyrrhotite (tr-4%) and chalcopyrite (tr-2%). From 384.50 to 385.40 meters, a semi-massive sulphide mineralization zone was encountered and composed of 10-15% sphalerite, 10-15% pyrrhotite and 3-5% chalcopyrite. The gangue is composed of quartz, plagioclase, biotite and chlorite. Penetrative silicification is also observed over the interval. Values of **12.45% Zn; 0.68% Cu; 0.02% Pb; 17.20 g/t Ag and 0.01 g/t Au over 0.90 meter** from 384.50 to 385.40 meters were recorded. This mineralized zone is followed by an altered felsic volcanic rock from 385.4 to 387.6 meters. It is characterized by the presence of kyanite and chlorite alteration and, at the beginning of the interval, by garnet alteration. The mineralized zone encountered explains the Infinitem anomaly. Drillhole CN-12-253 was terminated at 426 meters.

CN-12-259

Drillhole CN-12-259 was performed to extend at depth the small mineralized zone outlined by drillhole CN-12-253. It intersected a silicified rhyolite containing quartz, plagioclase, sillimanite, garnet and biotite from 344.25 to 359.45 meters. Finely disseminated pyrite (3%), pyrrhotite (1%) and chalcopyrite (1%) were encountered from 357.5 to 358.0 meters within the silicified rhyolite. An interesting alteration zone containing 15% pyrrhotite, 2% sphalerite, 3% chalcopyrite and 1% pyrite was encountered from 359.45 to 361.05 meters. Values of 1.01% Zn; 0.83% Cu; 0.05% Pb; 13.30 g/t Ag and 0.06 g/t Au over 0.50 meter were recorded from 357.50 to 358.00 meter. From 360.00 to 361.00 meter, values of 1.97% Zn; 0.62% Cu; and 6.70 g/t Ag over 1.00 meters were also obtained. It correlated with the previous mineralization outlined in the Spirit area. This drillhole ended at 544 meters.

CN-12-261

Drillhole CN-12-261 targeted an Infinitem anomaly outlined between drillhole CN-12-247 and CN-12-246 at depth. Drillhole CN-12-261 encountered an alternation of felsic volcanic rock and intermediate volcanic rock crosscut by meter scale pegmatitic injections. From 294.75 to 301.55 meters, a mineralized alteration zone was intersected. This interval is characterized by a moderate silicification. It is composed of quartz, plagioclase, biotite, amphibole and accessory minerals such as sillimanite and garnet. Mineralization is generally disseminated and composed of 2% pyrite, pyrrhotite and trace-1% chalcopyrite. From 298.75 to 299.2 meter, mineralization is semi-massive and composed of 10% pyrrhotite, 5% pyrite, 2% sphalerite and 2% chalcopyrite. Drillhole CN-12-261 ended at 495 meters in an andesite. No significant values were obtained from this drillhole.

CN-12-250

This drillhole targeted an Infinitem surface anomaly outlined by a previous ground survey in the Spirit Area. It intersected a silicate-rich iron formation from 151.60 to 157.75 meters that contains bands of quartz and hornblende-grunerite-garnet that are mineralized in pyrrhotite (3%) and magnetite (3%). This iron formation explains the Infinitem conductor outlined from surface.

This drillhole ended at 289 meters within felsic volcanic rocks that are believed to be related to the one hosting the Spirit lens. No significant values were obtained from drillhole CN-12-250.

CN-12-251

Drillhole CN-12-251 also aimed a surface Infinitem anomaly in the Spirit Area. It intersected a package of alternating intermediate to mafic volcanic rock invaded by pegmatite dykes. Silicate-rich banded iron formations were intersected from 195.15 to 213.85 meters and from 220.95 to 227.9 meters. They are mainly composed of quartz, green amphibole, grunerite, garnet, magnetite, biotite and sulphides. Sulphides are composed of 10-15% pyrrhotite, 5-10% pyrite and rare traces of chalcopyrite occuring as disseminated grains and as semi-massive centimetric lenses parallel to bedding. That mineralized iron formation explains the Infinitem anomaly. Drillhole CN-12-251 was stopped at 267 meters. No significant values were obtained from drillhole CN-12-251.

10.6 Stratigraphic and Regional drillholes

Table 8: Results obtained stratigraphic drillholes in 2012

Cibles Régionales / Regional Targets										
Drillhole		**From**	**To**	**Length**	**True Thickness**	**Zn %**	**Cu %**	**Pb %**	**Ag g/t**	**Au g/t**
CN-12-239		NSV								
CN-12-244		NSV								

CN-12-239

The main objective of this drillhole was to test the favourable felsic rock package at depth that was believed to be affected by a D2 fold. It also tested the package between lens 16-17 and lens 44 which was relatively untested. This drillhole remained within the rhyolite and is crosscut by several meter scale pegmatites. An alteration zone was encountered from 614.00 to 623.75 meters and is characterized by the presence of 40% biotite, 5% chlorite, 3% cordierite and 3% sericite. No Infinitem anomaly was outlined in this drillhole and no significant values were obtained from this drillhole.

CN-12-244

This drillhole constituted a follow-up on the Infinitem anomaly previously outlined in drillhole CN-08-216. Surprisingly, it intersected mostly felsic volcanic rock which contrasts with drillhole CN-08-216 which remains almost entirely within intermediate to mafic volcanic rocks. Looking at the core angle, it was difficult to establish without any doubt that this drillhole was drilled down-dip but looking to the stratigraphy in the lens 43 north area and taking into account that both CN-08-216 and CN-12-244 remain within the same stratigraphy, it was then concluded that both drillholes were drilled down-dip.

Drillhole CN-12-244 intersected alteration zones from 554.30 to 573.45 meters, from 585.00 to 604.00 meters and from 625.30 to 636.80 meters. They were all characterized by the presence of minerals such as biotite, sillimanite, muscovite, sericite, andalusite and anthophyllite. This drillhole ended at 1014 meters and no mineralization was encountered. It consequently fails to explain the Infinitem anomaly outlined by CN-08-216. No significant values were recorded.

ITEM 11 SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1. Sampling Methods and approach

Rock samples collected during the 2012 program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex, Val d'Or. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples were collected at the bedrock surface by either a hammer or a saw and at depth by drilling. Samples collected from drilling were split using a rock saw and then placed in individual bags with a unique tag number and the bags sealed with fibreglass tape. Individual bagged sample were then placed in shipping bags and stored in a secure area at the camp. Each drill core sample is usually composed of a one meter interval and follows the lithology intervals.

Drillholes collar were located using a high precision GPS (Leica). Drillhole deviations were measured using the Flexit Multi/Single Smart tool. The Flexit Gyro Smart tool was used to survey deviation where rock magnetism affected orientation measurements. These surveys were performed in order to precisely locate the samples along drillholes.

The authors are not aware of any sampling or recovery factors that would affect the reliability of the samples.

11.2. Sample security, storage and shipment

Samples were collected and processed by the personnel of Virginia. Samples were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until ALS Chemex personnel (Val-d'Or, Québec) opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Samples were then loaded onto a cube van for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

11.3. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages were used: WRC, SMC, Pycno, Au+ and GOLE. The latter two are mainly restricted to sampling in the Pitaval and northern sectors. Each package is discussed below.

The WRC (Whole-Rock Coulon) package was selected to perform lithogeochemistry on lithological samples. These samples were analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta- or tetraborate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

The SMC (Sulfures Massifs Coulon) package was chosen for the sampling of sulphide-rich rocks. This package includes the following elements: Au, Ag, As, Co, Hg, Pb, Sb, Cu and Zn. Au from this package was obtained following the AA23 procedure. Cu and Zn were obtained by AAS following aqua regia digestion according to the AA46 procedure. Cu and Zn from a few samples were re-analyzed following the AA62 procedure, which involves a HF-HNO_3-$HClO_4$ acid digestion and AAS. Other metals were obtained using aqua regia digestion followed by ICP-AES according to the ME-ICP41 procedure. For samples with values above 100 g/t Ag, a re-analysis was done using the GRA21 Procedure, a fire assay and a gravimetric finish..

The Pycno (Pycnometry) package is use to determine the specific gravity (S.G.) of the sample that is obtained from the pulps (OA-GRA08b). This package is used in combination with the SMC package described above. Wet-Dry density measurements are also performed at the camp as a complement for the SMC package but not reported in the current report.

The Au+ package includes Au, Ag, As, Cu, Mo, Pb, Sb and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 Procedure.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO_3-$HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta- or tetraborate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is determined.

Moreover, samples were analysed for their rare earth element content according to the ME-MS82 Procedure, which consists in a lithium metaborate fusion and ICP-MS.

ITEM 12 DATA VERIFICATION

Rigorous data verification procedures were performed on the assays results, drill log and standard and blank assays. The authors were involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data was reviewed and checked by the authors and is believed to be accurate. During the collection of core samples, blanks, rejects duplicates and standards were systematically inserted for each batch of 20 samples as a part of Virginia quality control. ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories. All assays results had been received from the laboratory by the time this report was written in August 2012.

A quality control-quality assurance procedure was adopted in 2007 in order to verify the laboratory results. A minimum of two standard samples, one reject duplicate, a quarter-split and one blank were added systematically for each batch of 20 core sample collected. Standards used were CDN-SE-2, CDN-SE-1 and an uncertified Blank material made of calcite. Reference material CDN-SE-1 and CDN-SE-2 provide a recommended values and the "between lab" two standard deviation that is also used to determine the success of the QC-QA relative to the standards in 2012. All the results obtained by the quality control-quality assurance are available in appendix 5.

Blank material results obtained in 2012 from the laboratory are considered accurate since the highest values obtained from a uncertified material were respectively of 0.04% Zn (Standard Deviation of 0.01%), 0.018% Cu (Standard Deviation 0.004%), 0.0451% Pb (Standard Deviation 0.007%), No actions were undertaken following these results.

Regarding the results obtained from the Standard CDN-SE-2 and CDN-SE-1 provided by CDN Resource Laboratories Ltd., two samples significantly exceeds the "between lab" 2 x standard deviation for Zn (sample 236 716 and 236 736). The difference between the zinc expected value and the results is considerable with an error percentage of 48.3% for sample 236 716 and 46.4% for sample 236 736 (Appendix 5). A re-assay of zinc was asked for certificate VO12026707 and certificate VO12025371 which content the problematic standards. Samples from drillhole CN-12-238 were concerned by the failing batch but the results remain almost unchanged since no significant zinc values were obtained from these samples in both assays certificates.

The duplicate controls revealed one considerable failure for copper and zinc. Sample 236883 duplicated sample 236881 in the batch C160 (Certificate VO12059695) and failed to reproduce similar copper values (Difference of 1.526% Cu). A reanalyse for copper and zinc element was asked for certificate VO12059695. Samples from drillhole CN-12-249 were concerned by this failing batch. After the reanalysis, results for copper and silver remain almost unchanged. No significant values was obtained from those samples except for the sample 236 882, that recorded values of **2.89% Cu.** The value issued from reanalysis is now of **2.78% Cu** which replace the previous value of 2.89% Cu.

Quarter split control reveals the consistency of the mineralization with variation being negligible in the results. The only significant variation was noticed where quarter split sample 263325 returned values of 1.75% Zn while the original sample 263324 returned values of 0.006% Zn (certificate VO12083568). It can be explained by the nature of the mineralization in that particular case and no action is recommended.

ITEM 13 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 MINERAL RESOURCE MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 15 MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 MINING METHODS

This section is not applicable to this report.

ITEM 17 RECOVERY METHODS METHODS

This section is not applicable to this report.

ITEM 18 PROJECT INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 MARKET STUDIES AND CONTRACT

This section is not applicable to this report.

ITEM 20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 CAPITAL AND OPERATING COST

This section is not applicable to this report.

ITEM 22 ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 24 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 25 INTERPRETATIONS AND CONCLUSIONS

Lens 16-17 and 223

A total of five (5) holes were drilled to follow-up on drillhole CN-11-223 (lens 223). It appears that the continuity of the lens 223 is limited at depth since none of the five drillholes returned significant values or mineralization. However, the alteration continues and was observed within drillhole CN-11-238, CN-11-240, CN-11-241 and CN-11-243.

Lens 257

The 2012 winter work revealed a new very promising sector to the northeast of the fertile volcanic sequence hosting Lens 43. However, based on the new high definition magnetic survey results (St-Hilaire, 2012), the horizon hosting lens 257 and the mineralization from CN-12-242 belongs to a different horizon than the horizon hosting lens 43. This little-known sector covered with overburden had been the object previously of only two boreholes at 300 metres (outlined in CN-11-229) and 800 metres (outlined in drillhole CN-08-216) respectively to the northeast of Lens 43. These holes did not intersect significant mineralization but the geophysical surveys carried out subsequently in both holes identified two "off-hole" EM conductors.

During the winter 2012 campaign, five holes were drilled to test the EM conductor located 800 metres northeast of Lens 43. Holes CN-12-257, 262 and 263 were drilled on the same section while holes CN-12-264B and 265 were drilled 60 metres on both sides north and south of this section.

These holes intersected a very fertile volcanic sequence consisting of two distinct horizons characterized by strong hydrothermal alteration and zones of disseminated to massive sulphides of metric to decametric thickness. The main mineralized horizon is associated with a major contact between mafic and felsic volcanic rocks while the other horizon is located within mafic rocks. To date the best intersections come from the main horizon including results of **11.06% Zn, 1.87% Cu, 26.45 g/t Ag and 0.16 g/t Au over 11.00 metres** in hole CN-12-257, **6.19% Zn, 1.49% Cu and 24.86 g/t Ag over 8.4 metres** in hole CN-12-263, **1.6% Zn, 1.39% Cu, 126.98 g/t Ag and 2.12 g/t Au over 9.35 metres** in hole CN-12-265 and **7.17 g/t Au, 370 g/t Ag and 0.37% Cu over 3 metres** in hole CN-12-262. This latter intersection is distinguished from previous ones by a much more intense silica alteration containing 1-3% disseminated pyrrhotite and chalcopyrite. The length of these intersections is very close to the actual thickness of the mineralization. These results point to the emergence of a new mineralized lens of economic interest, now traced now over a strike length of 135 metres to a vertical depth of 550 to 650 metres below surface. This new lens, called lens 257, is distinguished from known lenses by its markedly higher gold content. It remains open in almost all directions, being only partially restricted to the north by hole CN-12-264B, which intersected an alteration zone with a mineralized interval grading **1.03% Cu, 22.33 g/t Ag and 0.41 g/t Au over 1.25 metres** (see cross section 1700N).

Holes CN-12-257, 262 and 263 were drilled on the same section while holes CN-12-264B and 265 were drilled 60 metres on both sides north and south of this section (see lens 257 longitudinal section). These holes intersected a very fertile volcanic sequence consisting of two distinct horizons characterized by strong hydrothermal alteration and zones of disseminated to massive sulphides (sphalerite, chalcopyrite, pyrrhotite, pyrite and galena) of metric to decametric thickness. The main mineralized horizon is associated with a major contact between mafic and felsic volcanic rocks while the other horizon is located within mafic rocks.

This promising new area of over 1 kilometre in length occupies the western limb of a complex fold, with the opposite limb to the east being geologically identical and already containing three major lenses (08, 9-25 and 44) totalling more than 12 million tonnes (Armstrong et al, 2009)

The second mineralized horizon, hosted by mafic volcanics, also yielded some interesting results including **4.20% Cu, 59.7 g/t Ag and 1.38 g/t Au over 1.4 metres** in hole CN-12-257 as well as **2.29% Zn, 0.04% Cu, 44.00 g/t Ag and 0.22 g/t Au over 10.8 metres** in hole CN-12-262. This horizon is also distinguished from known lenses by its higher gold content.

At 400 metres south of this new discovery, all four drill holes testing the other EM conductor crosscut the same fertile volcanic sequence and intersected the same main mineralized horizon that hosts to the new Lens 257. Hole CN-12-242 intersected disseminated to semi-massive sulphides grading **2.05% Cu, 0.72% Zn, 20.8 g/t Ag and 0.19 g/t Au over 11.20** metres. This intersection is located at a vertical depth of 400 metres and is over 400 metres south of Lens 257. Two of the three other drill holes (CN-12-248 and 260) cut metre-wide intersections with very anomalous base metal values.

Lens 201

The extensions of Lens 201 were tested by four new drill holes (CN-12-252, 254, 255 and 256). The continuity of the mineralization was confirmed by hole CN-12-254 that intersected a sulphide zone grading 0.78% Zn, 2.9% Cu, 31.17 g/t Ag and 0.96 g/t Au over 4.9 metres to a vertical depth of 550 metres, extending Lens 201 by 125 metres to the north. The other holes testing zone 201 cut intense alteration zones frequently containing disseminated sulphides (pyrite-pyrrhotite-chalcopyrite ± sphalerite), and reported sub-economic values over metre-scale widths.

Lens Spirit

The completion of five drillholes over the Spirit lens did not lead to any significant intersection even if small high grade values of **12.45% Zn and 0.68% Cu over 0.90 meter** were obtained. The width of the mineralization could increase at depth or laterally but testing this hypothesis would require several additional drillholes. A second look at the new high definition magnetic survey results suggest that the extreme southermost portion of mineralization from Spirit could be folded towards the east which would explain the reason why the mineralization did not continue to the south of drillhole CN-08-153. That hypothesis should be tested if we consider doing additional drilling in the Spirit area.

Stratigraphic drillholes

Stratigraphic holes were drilled to confirm the existence of the favourable package and to investigate between new lenses. Drillhole CN-12-239 tested a possible saddle-shaped fold where mafic volcanic rock should have been encountered. Surprisingly, drillhole CN-12-239 remained within the felsic volcanic package which reduces the possibility that a saddle shaped fold exists.

ITEM 26 RECOMMENDATIONS

Following the results obtained from the 2012 drilling campaign, it is recommended to perform additional drilling that would follow-up on the newly discovered 257 lens at depth and laterally. It is also suggested to test the extension of the horizon hosting lens 257 northward. Additional drilling should also be done to the north of intersection CN-12-242 mineralization in order to fill the gap with lens 257. Also, a few holes should be drilled on lens 201 to follow-up on mineralization outlined by drillholes CN-12-254 and CN-12-256.

Finally, to follow up on the results of the high definition magnetic survey completed in winter 2012 and considering the fact that most of the mineralized lenses correlate with high magnetic anomalies, a three dimensional (3D) magnetic inversion is proposed over known massive sulphide lens occurrences to refine our understanding of the geology at depth and to possibly outline new volcanogenic massive sulphides lenses.

ITEM 27 REFERENCES

Armstrong, T., Puritch, E., Yassa, A., Technical Report And Resource Estimate On The Coulon Property James Bay Area Middle North Quebec, NI 43-101 & 43-101F1 Technical Report, P&E Mining Consultants Inc., May 2009, 197 pages.

Boivin, M., Rapport d'un levé géophysique héliporté EMosquito II (MAG-EM) sur la propriété Coulon, Québec, Canada, Novembre 2006.

Boivin, M., Rapport d'interprétation d'un levé géophysique magnétométrique au sol, Projet Coulon, Québec, Canada, Novembre 2008, 4p.

Boivin, M., Rapport d'interprétation d'un levé géophysique Infinitem en Forage, Projet Coulon, Québec, Canada, Novembre 2008, 8p.

Chapdelaine, M., 2001. Progress Report on Summer and Fall 2000 Mapping and Geophysical Program. Virginia Gold Mines, 27 pages and maps.

Chapdelaine, M., 2002, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 pages.

Chapdelaine, M., Perry, C., Archer, P., 2005, Technical Report and Recommendations: Reconnaissance Program, Coulon Project, Québec, Virginia Gold Mines Inc.

Chemam, M., 2012, Levé de Gravimétrie en Forage (Gravilog), Projet Coulon, Municipalité de Baie-James, Québec, Canada, Rapport logistique et d'interprétation, 12N028, Juin 2012, 36 pages.

De La Roche, H., Leterrier, J., Grandclaude., P. and Marchal, M. 1980. A classification of volcanic and plutonic rocks using R1-R2 diagram and major element analyses: its relationships with current nomenclature. Chem Geol., vol. 29, pp.183-210.

Dubois, M, Mines Virginia Inc., Levé Magnétométrique, Propriété Coulon, Rapport Logistique, 08N005B, Août 2008, 7p.

Dubois, M., Mines Virginia Inc., Levé Infinitem de Surface et Forage, Projet Coulon, Municipalité de la Baie-James, Québec, Canada, Rapport d'Interprétation, 11N001, Juin 2011, 33 pages.

Dubois, M., 2012, Levé Infinitem en forage, Project Coulon, Municipalité de Baie-James, Québec, Canada, Rapport d'Interprétation, 12N009, Juin 2012, 42 pages.

Fralick, P. 2003. Geochemistry of clastic sedimentary rocks: ratio techniques. In Lentz, D.R., ed., Geochemistry of sediments and sedimentary rocks: Evolutionary considerations to mineral deposit-forming environments. Geol. Ass. Can., GeoText 4, pp. 85-103.

Gosselin, C., and Simard, M., 2001, Geology of the Lac Gayot area (NTS 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Hughes, C.J., 1973. Spilites, keratophyres and the igneous spectrum. Geol. Mag., vol. 109, pp.513-527.

Huot, F., Chapdelaine, M., and Archer, P. 2003, Technical Report and Recommendations, Reconnaissance Program, Gayot Project, Québec. Virginia Gold Mines, 33 pages and maps.

Huot, F., Chapdelaine, M., and Archer, P. 2004, Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec. Virginia Gold Mines, 21 pages and maps.

Irvine, T.N. and Baragar, W.R.A. 1971. A guide to the chemical classification of the common volcanic rocks. Can. Jour. Earth Sci., vol. 8, pp. 523-548.

Ishikawa, Y., Sawagushi, T., Iwaya, S. And Horiuchi, M. 1976. Delineation of prospecting targets for Kuroko deposits based on modes of volcanism of underlying dacite and alteration haloes. Min. Geol., vol. 26, pp.105-117 (in Japanese with English abstract).

Jensen, L.S. 1976. A new cation plot for classifying subalkalik volcanic rocks. Ont. Div. Mines, Misc. Pap. 66, 22 p.

Lambert, G., 2004, Levés géophysiques Pulse E. M., Projet Lac Coulon, Mars 2004.

Large, R.R., Gemmell, J.B., Paulik, H. and Huston, D.L. 2001. The alteration box plot: A simple approach to understanding the relationship between alteration mineralogy and lithogeochemistry associated with volcanic-hosted massive sulphide deposits. Eco. Geol., vol. 96, pp. 957-971.

Lavoie, S., 1977, Sommaire des principaux résultats de la campagne de prospection, projet Lac Néret. SDBJ-SERU Nucléaire JV. GM 57676, 5 p. plus annexes.

Le Maître, R.W., Bateman, P., Dudek, A., Keller, J., Lemeyre, J., Le Bas., M.J., Sabine, P.A., Schmid, R., Sorensen, H., Streikeisen, A., Woolley, A.R. and Zannetin, B. 1989. A classification of igneous rocks and glossary of terms : recommendations of the IUGS subcommission on the systematics of igneous rocks. Blackwell Scientific Publ., Oxford, U.K.

Macdonald, G.A. 1968. Composition and origin of Hawaiian lavas. Geol. Soc. Amer., Memoir 116, pp.477-522.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface, Projet Coulon, Rapport d'Interprétation, Septembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Projet Coulon, Rapport d'Interprétation, Décembre 2006.

Malo-Lalande, C., Mines Virginia Inc., Levé Infinitem de Surface et en Forage, Magnétométrique (GPS) & EM à cadre horizontaux, Projet Coulon, Rapport d'Interprétation, Juillet 2007.

Malo-Lalande, C., Mines Virginia Inc., Levés Infinitem de Surface et en Forage, Magnétométrique & EM à cadres horizontaux, Projet Coulon, Rapport d'Interprétation, Octobre 2007.

Malo-Lalande, C, Mines Virginia Inc., Levés Infinitem Surface et Forage, Projet Coulon, Rapport d'Interprétation, 08N005, Décembre 2008, 74p.

Malo-Lalande, C, Mines Virginia Inc., Levés TDEM en Forage, Projet Coulon, Rapport d'Interprétation, 08N084, Décembre 2008, 21p.

Nesbitt, H.W. 2003. Petrogenesis of siliciclastic sediments and sedimentary rocks. In Lentz, D.R., ed., Geochemistry of sediments and sedimentary rocks: Evolutionary considerations to mineral deposit-forming environments. Geol. Ass. Can., GeoText 4, pp.39-51.

Pearce, J.A. and Cann, J.R. 1973. Tectonic setting of basic volcanic rocks determined using trace element analysis. Earth Planet. Sci. Let., vol. 19, pp. 290-300.

Piché, M. And Jébrak, M. 2004. Normative minerals and alteration indices develop for mineral exploration. Jour. Geochem. Explor., vol. 82, pp. 59-77.

Rivest, H, Mines Virginia Inc., Levés Infinitem en Forage, Projet Coulon, Rapport Logistique, 07N099, Février 2008, 74p.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., Chapdelaine, M., and Archer, P., 2004, Technical report on the Coulon Project, Winter 2004 Drilling Program. Virginia Gold Mines inc. 40 p.

Savard, M., Lavoie, J., Grenier, L., and Archer, P., 2006, Technical report on the Coulon Project, Summer and Fall 2006 Drilling and Reconnaissance Program, Coulon Project, Québec., Virginia Mines, 37p.

Savard, M., Lavoie, J., Grenier, L., Roy, I., Pearson, V. and Archer, P., 2007, Technical report and Recommandations, 2007 Exploration Program, Coulon JV Project, Québec., Virginia Mines, January 2008, 52p.

Savard, M, Roy, I., Pearson, V., Ross-Gauthier, A., Simard, P., Technical Report and Recommendations, 2008 Exploration Program, Coulon JV Project, Mines Virginia Inc., January 2009, 72 pages.

Savard, M., Grenier, L., 2011, Technical Report and Recommendations, 2011 Exploration Program, Coulon Project, Mines Virginia Inc., November 2011, 38 pages.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, Édition revue et augmentée. Ministère des Ressources naturelles, MB-96-28, 89 p.

St-Hilaire, C., 2012, Heliborne High Resolution Aeromagnetic survey, Coulon and Ashuanipi Properties, Eastern James-Bay Area, Québec, Geo Data Solutions GDS Inc., Final Technical Report, May 2012, 18 pages.

Thériault, R., et Chevé, S., 2001, Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec. RG 2000-11, 49 p.

Winchester, J.A. and Floyd, J.M. 1977. Geochemical discrimination of different magma series and their differentiation products using immobile elements. Chem. Geol., vol. 20, pp.325-343.

DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, , hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Coulon Project in accordance with section 5.1 of the national instrument 43-101.
- I worked on the site of the Coulon Project from January 2012 to April 2012
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Coulon project since 2003.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 14th day of August 2012.

"Mathieu Savard"


GÉOLOGUE / GEOLOGIST
MATHIEU
SAVARD
510
QUÉBEC

Mathieu Savard, B.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, *Josée-Anne Lévesque*, resident at 1212 rang Edmour-Lavoie, Ferland-et-Boilleau, Qc, G0V 1H0, hereby certify that:

- I am presently employed as a Geologist in training with Virginia Mines Inc., 116, rue St-Pierre, Suite 200, Québec (Québec), G1K 4A7.
- I received a B.Sc. in Geology in 2009 from *Université du Québec à Chicoutimi* (UQAC).
- I have been working as a mineral exploration geologist since 2009.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 1442.
- I have worked on the property during the winter 2012 drilling campaign.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I am involved in the Coulon Project since June 2008.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec City this 14th day of August 2012.

"Josée-Anne Lévesque"

Josée-Anne Lévesque

geologist in training

ILLUSTRATIONS



Coulon Property
Virginia Gold Mines
FIGURE 1
LOCATION MAP
MINES VIRGINIA
Date: 5/6/2012
Author:
Office: Quebec City
Drawing:
Scale: 1:7000000
Projection: Regional Lambert Conformal Conic (Quebec NAD 27)
0
75
150
300
kilometres



Virginia Gold Mines
FIGURE 2
PROPERTY CLAIMS
COULON PROJECT
340000 mE
350000 mE
6085000 mN
6075000 mN
6065000 mN
6055000 mN

6078000 mN

6074000 mN

6070000 mN

346000

350000

354000

CN-12-250
CN-12-251
CN-12-247
CN-12-253
CN-12-259
CN-12-246
CN-12-261
CN-12-257
CN-12-264B
CN-12-263
CN-12-264
CN-12-265
CN-12-262
CN-12-260
CN-12-244
CN-12-242
CN-12-248
CN-12-249
CN-12-239
CN-12-245
CN-12-243
CN-12-240
CN-12-241
CN-12-238
CN-12-252
CN-12-254
CN-12-255
CN-12-256
CN-12-258

Virginia Gold Mines

FIGURE 3
DRILLHOLE LOCATION
COULON PROJECT

Date: 8/6/2012
Author:
Office: Quebec City
Drawing:
Scale: 1:50000
Projection: Longitude / Latitude (NAD 27 for Canada)

0 0.5 1 2
kilometres


CN-11-229
NIL
CN-12-242
0.72% Zn; 2.05% Cu; 20.80 g/t Ag
& 0.19 g/t Au/ 1.20m
CN-12-260
3.12% Zn; 2.38% Cu;
21.09 g/t Ag / 1.40m
CN-12-249
0.32% Zn; 2.89% Cu
& 33.10 g/t Ag / 0.20m
CN-12-248
1.24% Zn; 0.40% Cu
& 3.60 g/t Ag / 1.15m
CN-12-244
NIL
CN-12-262
0.37% Cu; 370.00 g/t Ag
& 7.17 g/t Au / 3.00m
CN-12-265
1.60% Zn; 1.39% Cu;
126.98 g/t Ag & 2.12 g/t Au / 9.35m
CN-12-257
1.06% Zn; 1.87% Cu;
26.45 g/t Ag / 11.00m
CN-12-264B
1.03% Cu; 22.33 g/t Ag
& 0.41 g/t Au / 1.25m
CN-12-263
6.19% Zn; 1.49% Cu;
24.86 g/t Ag / 8.40m
SSW
NNE
VIRGINIA
Section Longitudinale 257 Longitudinal Section
Mines Virginia - Project Coulon Project
SCALE 1:2000



S
N
CN-08-193
0.15% Zn, 0.63% Cu,
7.61 g/t Ag / 5.55 m
1.56% Zn, 0.91% Cu,
18.20 g/t Ag / 0.55 m
CN-08-207
NIL
CN-08-201
3.71% Zn, 1.83% Cu,
32.83 g/t Ag / 2.05 m
CN-08-198
0.25% Zn, 0.81% Cu,
11.70 g/t Ag / 2.00 m
CN-08-200
NIL
CN-08-203
3.71% Zn, 1.14% Cu,
21.17 g/t Ag / 6.60 m
CN-11-224
0.05% Zn; 0.65% Cu;
4.60 g/t Ag / 1.00m
CN-12-252
2.07% Zn; 1.42% Cu;
11.85 g/t Ag / 2.45m
CN-08-210
4.19% Zn, 2.70% Cu,
30.66 g/t Ag / 2.30 m
CN-11-227
1.35% Zn; 0.55% Cu;
6.81 g/t Ag / 2.10m
CN-12-255
0.13% Zn; 1.99% Cu;
24.00g/t Ag / 1.60m
CN-08-211B
11.80 g/t Au, 213.00 g/t Ag
/ 1.00 m
0.74% Zn, 1.08% Cu,
11.16 g/t Ag / 1.10 m
CN-12-256
0.87% Zn; 0.98% Cu;
20.05 g/t Ag & 2.91 g/t Au/ 2.00m
CN-11-225
5.21% Zn; 1.18% Cu;
35.14 g/t Ag / 6.15m
1.06% Zn; 1.85% Cu;
15.02 g/t Ag / 1.90m
CN-11-226
NIL
CN-12-254
0.78% Zn; 2.90% Cu;
31.17 g/t Ag & 0.96 g/t Au / 4.90m
CN-11-230
0.64% Zn; 0.11% Cu;
1.10 g/t Ag / 1.15m
Projet Coulon JV
Coulon JV Project
VIRGINIA
Lens 201 Mineralized Envelope
Alteration Zone
Ouvert / Open
Nouveaux résultats / New results
Anciens résultats / Old results
1:2000
Lens 201 Longitudinal Section


TR-CN-07-003
4.38% Zn, 2.85% Cu,
76.35 g/t Ag / 2.75 m
TR-CN-07-002
3.91% Zn, 0.82% Cu,
34.68 g/t Ag / 3.35 m
TR-CN-07-004
12.17% Zn, 0.33% Cu,
36.66 g/t Ag / 1.60 m
TR-CN-07-001
3.70% Zn, 0.46% Cu,
21.98 g/t Ag / 2.50 m
CN-07-094B
1.09% Zn, 0.58% Cu,
17.50 g/t Ag / 1.00 m
CN-07-094A
4.11% Zn, 2.32% Cu,
62.08 g/t Ag / 6.15 m
CN-07-101A
CN-07-101B
CN-07-093A
14.72% Zn, 0.11% Cu,
4.24g/t Ag / 2.60 m
CN-07-102A
NIL
CN-08-153
NIL
CN-08-152
11.44% Zn, 1.10% Cu,
26.25 g/t Ag / 2.60 m
CN-07-093B
0.36% Zn, 0.63% Cu,
16.70 g/t Ag / 3.00 m
CN-08-148
1.39% Zn, 0.37% Cu,
11.25 g/t Ag / 2.00 m
CN-08-155
0.87% Zn, 1.32% Cu,
21.54 g/t Ag / 1.70 m
CN-08-156
14.01% Zn, 1.01% Cu,
113.09 g/t Ag / 3.25 m
CN-08-159
NIL
CN-08-151
0.26% Zn, 2.40% Cu,
59.70 g/t Ag / 0.75 m
CN-08-157
3.00% Zn, 0.75% Cu,
42.54 g/t Ag / 2.35 m
CN-08-154
11.05% Zn, 0.32% Cu,
43.79 g/t Ag / 1.70 m
CN-08-161
10.89% Zn, 0.89% Cu,
13.46 g/t Ag / 3.35 m
CN-08-165
NIL
CN-08-158
NIL
CN-08-162
NIL
CN-12-246
0.06% Zn, 0.61% Cu,
1.70 g/t Ag / 0.75 m
CN-08-163
1.50% Zn, 1.34% Cu,
17.50 g/t Ag / 1.00 m
CN-12-261
NIL
CN-12-247
NIL
1.97% Zn, 0.62% Cu,
6.70 g/t Ag / 0.50m
12.45% Zn, 0.68% Cu,
17.20 g/t Ag / 0.90m
SSE
Projet Coulon JV
Coulon JV Project
VIRGINIA
Lens Spirit Mineralized Envelope
Alteration Zone
Ouvert / Open
Nouveaux résultats / New results
Anciens résultats / Old results
1:2000
Lens Spirit Longitudinal Section
NNW



2+50N
3+00N
3+50N
4+00N
4+50N
5+00N
5+50N
6+00N
6+50N
7+00N
7+50N
8+00N
600 ASL
550 ASL
500 ASL
450 ASL
400 ASL
350 ASL
300 ASL
250 ASL
200 ASL
150 ASL
100 ASL
50 ASL
0 ASL
TR-CN-04-06
4.87% Zn; 1.01% Cu;
57.10 g/t Ag over 15.60m
TR-CN-04-05
6.43% Zn; 0.14% Cu;
102.40 g/t Ag over 2.40m
TR-CN-04-07
5.49% Zn; 0.30% Cu;
27.20 g/t Ag over 1.00m
CN-04-03
3.16% Zn; 0.61% Cu;
41.03 g/t Ag over 8.49m
CN-04-16
2.75% Zn; 0.86% Cu;
61.19 g/t Ag over 22.30m
CN-04-05
4.45% Zn; 0.45% Cu;
91.80 g/t Ag over 0.15m
CN-04-01
3.77% Zn; 0.05% Cu;
46.85 g/t Ag over 4.00m
CN-04-17
10.83% Zn; 0.97% Cu;
168.51 g/t Ag over 18.00m
CN-04-02
NIL
CN-08-171
0.99% Zn; 0.07% Cu;
2.10 g/t Ag over 1.00m
CN-04-04
7.88% Zn; 0.11% Cu;
30.67 g/t Ag over 6.80m
CN-04-06
NIL
CN-04-18
0.33% Zn; 0.42% Cu;
20.10g/t Ag over 1.00m
CN-04-21
NIL
CN-04-20
0.46% Zn; 0.39% Cu;
13.10 g/t Ag over 1.00m
CN-08-170
NIL
CN-06-42
NIL
CN-08-169
NIL
CN-08-173
NIL
CN-11-223
3.86% Zn, 0.70% Cu
75.09 g/t Ag / 44.0m
including
7.32% Zn, 0.88% Cu
& 85.14 g/t Ag / 12.12m
CN-12-240
0.40% Zn; 0.10% Cu;
98.30 g/t Ag & 1.38 g/t Au / 1.00m
CN-11-222
NIL
CN-12-241
NIL
CN-12-243
NIL
CN-12-238
2.24 g/t Au / 1.00m
CN-12-245
NIL
South
North
Projet Coulon JV
Coulon JV Project
VIRGINIA
Lens 16-17-223 Mineralized Envelope
Alteration Zone
Nouveaux résultats / New results
Anciens résultats / Old results
1:2000
Lens 16-17 -223 Longitudinal Section

839.8

802.3

784.8

CN-12-249

CN-12-249
0.32% Zn, 2.89% Cu,
33.10 g/t Ag, 0.14 g/t Au /
0.20m

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2012 Drilling Campaign Sectopm 1165N-265W
DWG. L43-1165N265W		

40.0 0 40.0 80.0 m


CN-11-220
CN-12-248
CN-12-242
CN-12-242
0.19% Zn, 0.63% Cu,
0.02% Pb, 8.06 g/t Ag,
0.13 g/t Au / 11.30m
CN-12-242
0.03% Zn, 0.70% Cu, 0.01% Pb
11.80 g/t Ag, 0.64 g/t Au / 1.50m
CN-12-242
0.72% Zn, 2.05% Cu,
0.03% Pb, 20.80 g/t Ag,
0.19 g/t Au / 11.20m
CN-12-248
1.24% Zn, 0.40% Cu, 0.01% Pb
3.60 g/t Ag, 0.05 g/t Au / 1.15m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG L43-1250N240W
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 1250N-240W


CN-12-260
3.12% Zn, 2.38% Cu,
0.02% Pb, 21.09 g/t Ag,
0.16 g/t Au / 1.40m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG: L43-1285N200W
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 1285N-200W



CN-12-265
0.04% Zn, 0.35% Cu,
0.24% Pb, 46.90 g/t Ag,
1.71 g/t Au / 5.00 m
CN-12-265
0.47% Zn, 1.18% Cu,
0.01% Pb, 12.60 g/t Ag,
0.41 g/t Au / 1.00 m
CN-12-265
0.01% Zn, 0.14% Cu,
0.08% Pb, 15.43 g/t Ag,
1.22 g/t Au / 3.00 m
CN-12-265
0.01% Zn, 1.05% Cu,
0.01% Pb, 7.57 g/t Ag,
0.30 g/t Au / 2.25 m
CN-12-265
1.60% Zn, 1.39% Cu,
0.86% Pb, 126.98 g/t Ag,
2.12 g/t Au / 9.35 m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Alteration zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 1650N-162W
SCALE 1:2000
DWG L43-1650N162W


CN-12-257
0.36% Zn, 0.03% Cu,
0.15% Pb, 37.51 g/t Ag,
0.01 g/t Au /1.40 m
CN-12-262
2.29% Zn, 0.04% Cu,
0.38% Pb, 44.00 g/t Ag,
0.22 g/t Au / 10.80 m
Including
4.46% Zn, 0.05% Cu,
0.57% Pb, 37.46 g/t Ag,
0.08 g/t Au / 4.10 m
CN-12-262
9.35% Zn, 0.06% Cu,
1.78% Pb, 62.60 g/t Ag,
0.09 g/t Au / 0.40m
CN-12-257
0.42% Zn, 4.20% Cu,
0.02% Pb, 59.70 g/t Ag,
1.38 g/t Au /1.40 m
CN-12-262
0.02% Zn, 0.37% Cu,
0.64% Pb, 370.00 g/t Ag,
7.17 g/t Au / 3.00m
CN-12-257
11.06% Zn, 1.87% Cu,
0.03% Pb, 26.45 g/t Ag,
0.16 g/t Au / 11.00 m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
Winter 2012 Campaign
Section 1700N-138W
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG L43-1700N138W


CN-12-264B
0.08% Zn, 0.15% Cu,
0.05% Pb, 34.81 g/t Ag,
0.02 g/t Au / 3.80m
CN-12-263
0.10% Zn, 0.71% Cu,
0.12% Pb, 30.20 g/t Ag,
4.29 g/t Au / 0.70 m
CN-12-263
6.19% Zn, 1.49% Cu,
0.07% Pb, 24.86 g/t Ag,
0.04 g/t Au / 8.40 m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 1745N
SCALE 1:2000
DWG L43-1745N100W
DRAWN BY
DATE
REVISED BY
DATE

CN-08-193
0.15% Zn, 0.63% Cu,
0.05% Pb, 7.61 g/t Ag,
0.27 g/t Au / 5.55m

CN-08-193
1.56% Zn, 0.91% Cu,
0.07% Pb, 18.20 g/t Ag,
0.80 g/t Au / 0.55m

CN-08-198
0.25% Zn, 0.81% Cu, 11.70 g/t
Ag, 0.07 g/t Au / 2.00m

CN-11-227
1.35% Zn, 0.55% Cu, 6.81
g/t Ag, 0.10 g/t Au / 2.10m

CN-12-254
0.78% Zn, 2.90% Cu, 0.01% Pb,
31.17 g/t Ag, 0.96 g/t Au / 4.90m

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2012 Drilling Campaign Section 2150S
DWG -2150		

40.0 0 40.0 80.0 m


CN-08-207
CN-12-252
CN-11-224
CN-11-225
CN-12-255
CN-12-252
0.47% Zn, 1.16% Cu,
0.00% Pb, 8.20 g/t Ag,
0.05 g/t Au / 1.45m
CN-12-252
2.07% Zn, 1.42% Cu,
0.00% Pb, 11.85 g/t Ag,
0.07 g/t Au / 2.45m
CN-11-225
5.21% Zn, 1.18% Cu, 0.21% Pb,
35.14 g/t Ag, 0.25 g/t Au / 6.15m
1.06% Zn, 1.85% Cu, 0.03% Pb,
15.02 g/t Ag, 0.12 g/t Au / 1.90m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 2350S
SCALE 1:2000
DWG -2350


CN-12-255
0.13% Zn, 1.99% Cu, 0.00% Pb
24.00 g/t Ag, 0.10 g/t Au / 1.60m
CN-11-230
0.45% Zn, 0.59% Cu,
0.00% Pb, 13.20 g/t Ag,
0.17 g/t Au / 1.00m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 2400S
SCALE 1:2000
DWG -2400
DRAWN BY
REVISED BY
DATE

-2462.5 -2462.5

CN-12-256

-2500.0 -2500.0

-2537.5 -2537.5

CN-12-256
0.87% Zn, 0.98% Cu,
0.01% Pb, 20.05 g/t Ag,
2.91 g/t Au / 2.00m

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2012 Drilling Campaign Section 2500S
DWG -2500		

40.0 0 40.0 80.0 m


CN-12-240
0.40% Zn, 0.10% Cu, 0.20% Pb
98.30 g/t Ag, 1.38 g/t Au / 2.00m
CN-08-172
0.10% Zn, 0.71% Cu,
14.30 g/t Ag, 0.16 g/t Au
/ 1.00m
CN-12-240
1.17% Zn, 0.03% Cu,
0.09% Pb, 5.80 g/t Ag,
0.27 g/t Au / 1.25m
CN-12-241
3.49% Zn, 0.27% Cu, 0.01% Pb,
8.30 g/t Ag, 0.04 g/t Au / 1.00m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 300N
SCALE 1:2000
DWG 300


CN-08-171
0.99% Zn, 0.07% Cu,
0.01% Pb, 2.10 g/t Ag,
/ 1.00m
CN-08-171
1.50% Zn, 0.03% Cu,
0.18% Pb, 13.35 g/t Ag,
0.50 g/t Au / 2.00m
CN-12-238
0.01% Zn, 0.06% Cu,
1.70 g/t Ag, 2.24 g/t Au /
1.00m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 drilling campaign
Section 350N
SCALE 1:2000
DWG 350


TR-CN-04-005
6.43% Zn, 0.14% Cu, 1.86% Pb, 102.40 g/t Ag, 0.14 g/t Au / 2.40 m
CN-04-003
4.16% Zn, 0.61% Cu, 0.11% Pb, 41.03 g/t Ag, 0.09 g/t Au / 8.49 m
CN-04-003
3.09% Zn, 0.21% Cu, 1.12% Pb, 17.39 g/t Ag, 0.07 g/t Au / 2.36 m
CN-04-003
1.77% Zn, 0.46% Cu, 0.37% Pb, 111.00 g/t Ag, 0.28 g/t Au / 1.12 m
CN-12-243
3.91% Zn, 1.05% Cu, 0.03% Pb, 20.30 g/t Ag, 0.14 g/t Au / 1.00 m
CN-04-004
7.88% Zn, 1.00% Cu, 0.02% Pb, 30.67 g/t Ag, 0.13 g/t Au / 6.80 m
CN-04-004
3.41% Zn, 0.04% Cu, 0.31% Pb, 17.40 g/t Ag, 0.06 g/t Au / 1.00 m
CN-04-019
1.00% Zn, 0.42% Cu, 0.40% Pb, 15.03 g/t Ag, 0.09 g/t Au / 3.00 m
CN-06-042
0.63% Zn, 0.25% Cu, 0.01% Pb, 8.60 g/t Ag, 1.06 g/t Au / 1.00 m
CN-11-223
3.88% Zn, 0.70% Cu, 0.51% Pb, 75.09 g/t Ag, 0.11 g/t Au / 44.00 m
including
7.32% Zn, 0.88% Cu, 0.78% Pb, 85.14 g/t Ag 0.15 g/t / 12.15 m
CN-11-223
4.06% Zn, 0.20% Cu, 0.07% Pb, 26.60 g/t Ag, 0.03 g/t Au / 0.65 m
CN-12-243: NSA
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling campaign
Section 400N
SCALE 1:2000
DWG 400



TR-CN-04-006
4.87% Zn,1.01% Cu,
0.38% Pb, 57.10 g/t Ag,
0.08 g/t Au / 15.60 m
CN-04-016
2.75% Zn, 0.86% Cu,
0.46% Pb, 61.19 g/t Ag,
0.09 g/t Au / 22.30 m
CN-04-016
1.79% Zn, 0.06% Cu,
0.15% Pb, 10.12 g/t Ag,
0.12 g/t Au / 3.42 m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG 450
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 450N


CN-08-156
14.01% Zn, 1.01% Cu,
0.69% Pb, 113.09 g/t Ag,
0.01 g/t Au / 3.25m
CN-08-157
0.06% Zn, 1.44% Cu,
30.80 g/t Ag, 0.07 g/t Au
/ 1.00m
CN-08-157
3.00% Zn, 0.75% Cu,
0.03% Pb, 42.54 g/t Ag,
0.01 g/t Au / 2.35m
CN-08-161
10.89% Zn, 0.89% Cu,
13.46 g/t Ag, 0.01 g/t Au
/ 3.35m
CN-12-246
0.06% Zn, 0.61% Cu,
0.00% Pb, 6.00 g/t Ag,
0.04 g/t Au / 0.75m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG 4750N
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling campaign
Section 4750N



CN-08-148
1.39% Zn, 0.37% Cu,
0.11% Pb, 11.25 g/t Ag,
0.01 g/t Au / 2.00m
CN-08-154
11.05% Zn, 0.32% Cu,
0.28% Pb, 43.79 g/t Ag,
0.01 g/t Au / 1.70m
CN-08-163
1.50% Zn, 1.34% Cu,
0.01% Pb, 17.50 g/t Ag,
0.01 g/t Au / 1.00m
CN-12-259
1.01% Zn, 0.83% Cu,
0.05% Pb, 13.30 g/t Ag,
0.06 g/t Au / 0.50m
CN-12-259
1.97% Zn, 0.62% Cu,
0.00% Pb, 6.70 g/t Ag,
0.00 g/t Au / 1.00m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
SCALE 1:2000
DWG 4800N
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 4800N



TR-CN-07-004
12.17% Zn, 0.33% Cu,
0.91% Pb, 36.66 g/t Ag,
0.01 g/t Au / 1.60 m
CN-07-093B
0.36% Zn, 0.63% Cu,
0.00% Pb, 16.70 g/t Ag,
0.00 g/t Au / 3.00 m
CN-07-093A
14.72% Zn, 0.11% Cu,
0.00% Pb, 4.24 g/t Ag,
0.00 g/t Au / 2.60 m
CN-08-151
0.26% Zn, 2.40% Cu,
0.01% Pb, 59.70 g/t Ag,
0.21 g/t Au / 0.75m
CN-12-253
12.45% Zn, 0.68% Cu,
0.02% Pb, 17.20 g/t Ag,
0.01 g/t Au / 0.90m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
SCALE 1:2000
DWG 4850N
Winter 2012 Drilling campaign
Section 4850N


CN-04-005
4.46% Zn, 0.45% Cu,
0.14% Pb, 91.80 g/t Ag,
3.43 g/t Au / 22.30 m
CN-04-006
4.94% Zn, 0.77% Cu,
1.29% Pb, 71.49 g/t Ag,
0.17 g/t Au / 2.25 m
CN-04-020
3.30% Zn, 0.17% Cu,
0.18% Pb, 29.66 g/t Ag,
0.06 g/t Au / 1.80 m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
Section 500N
SCALE 1:2000
DWG 500

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2012 Drilling campaign Section 800N
DWG 800		


-8449.2
-8411.7
-8374.2
CN-12-250
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
V18
V18 ALT
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
SCALE 1:2000
DWG CN-12-250
40.0 0 40.0 80.0 m



-7779.2
-7754.2
-7729.2
CN-12-251
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
DRAWN BY
DATE
REVISED BY
DATE
MINES VIRGINIA
Coulon Project
Winter 2012 Drilling Campaign
SCALE 1:2000
DWG CN-12-251
40.0 0 40.0 80.0 m

Geological Legend

- Felsic volcanoclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

DRAWN BY	DATE	MINES VIRGINIA
REVISED BY	DATE	Coulon Project
SCALE 1:2000		Winter 2012 Drilling Campaign CN-12-258
DWG CN-12-258		



CN-08-128
0.03% Zn, 2.25% Cu,
9.00 g/t Ag, 0.08 g/t Au /
1.00m
Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
2012 Drilling Campaign
Section 11+50N
SCALE 1:2000
DWG 1150


Geological Legend
Felsic volcanoclastic assemblage
Andesite
Basalt
Massive sulfide lens
Lateral exhalative horizon
Altered zone
Quartz vein
Pegmatite
Iron Formation
Paragneiss
Arenite / Wacke
Ultramafic
Granitic Gneiss
Tonalitic Gneiss
MINES VIRGINIA
Coulon Project
2012 Drilling Campaign
Section 12+00 N
SCALE 1:2000
DWG 1200

CN-07-127
2.22% Zn, 1.16% Cu,
0.02% Pb, 19.66 g/t Ag,
0.19 g/t Au / 13.53 m

CN-07-083
2.84% Zn, 0.97% Cu,
0.02% Pb, 16.33 g/t Ag,
0.23 g/t Au / 2.70 m

CN-07-083
0.54% Zn, 1.93% Cu,
0.03% Pb, 29.97 g/t Ag,
0.63 g/t Au / 11.30 m

CN-07-083
0.22% Zn, 1.44% Cu,
0.03% Pb, 22.20 g/t Ag,
0.33 g/t Au / 11.80 m

CN-07-083
0.57% Zn, 1.85% Cu,
0.04% Pb, 28.01 g/t Ag,
1.22 g/t Au / 1.75 m

CN-07-083
1.35% Zn, 0.77% Cu,
0.13% Pb, 19.28 g/t Ag,
0.08 g/t Au / 6.10 m

CN-07-083
0.80% Zn, 4.33% Cu,
0.11% Pb, 82.79 g/t Ag,
0.40 g/t Au / 1.75 m

CN-07-083
2.28% Zn, 1.63% Cu,
0.04% Pb, 26.64 g/t Ag,
0.31 g/t Au / 23.00 m

CN-07-083
4.35% Zn, 0.31% Cu,
0.04% Pb, 12.55 g/t Ag,
0.05 g/t Au / 2.70 m

CN-07-089
6.42% Zn, 1.03% Cu,
0.02% Pb, 20.89 g/t Ag,
0.25 g/t Au / 3.60 m

Geological Legend

- Felsic volcaniclastic assemblage
- Andesite
- Basalt
- Massive sulfide lens
- Lateral exhalative horizon
- Altered zone
- Quartz vein
- Pegmatite
- Iron Formation
- Paragneiss
- Arenite / Wacke
- Ultramafic
- Granitic Gneiss
- Tonalitic Gneiss

N

SCALE 1:2000

DWG 1250

MINES VIRGINIA

Coulon Project

2012 Drilling Campaign

Section 12+50N



Appendix 1

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
VIA	Alteration	ALB	Albitisation	
VIA	Alteration	CAR	Carbonatation	
VIA	Alteration	CHL	Chloritasation	
VIA	Alteration	FRE	Fresh-Unaltered	
VIA	Alteration	HEM	Hematisation	
VIA	Alteration	KSP	Potassic Alt	
VIA	Alteration	SER	Sericitisation	
VIA	Alteration	SIL	Silicification	
VIA	Alteration	SUL	Sulfurisation	
VIA	Control	CTC	...associé à un contact	
VIA	Control	CTL	...associé au litage	
VIA	Control	BFR	...bordure de fragments	
VIA	Control	BCO	...bordures de coussins	
VIA	Control	PSC	...dans le plan de la schistosité	
VIA	Control	ZCI	...dans une zone de cisaillement	
VIA	Control	FRP	...en plaquage de fracture	
VIA	Control	VEI	...en veines et veinules	
VIA	Control	GTE	...grid texture	
VIA	Control	PEN	...pénétrant - pervasive	
VIA	Control	RAM	...remplissage d'amygdules	
VIA	Control	STO	...stockwerk	
VIA	Control	VAR	...variable - mottled	
VIA	Control	ZAN	...zones anastomosée	
SIGEOM	Mineralization	Ag	Argent natif (visible)	PRO2000-08
SIGEOM	Mineralization	AS	Arsénopyrite	PRO2000-08
SIGEOM	Mineralization	Bi	Bismuth	PRO2000-08
SIGEOM	Mineralization	BM	Bismuthinite	PRO2000-08
SIGEOM	Mineralization	BS	Bismutite	PRO2000-08
SIGEOM	Mineralization	BN	Bornite	PRO2000-08
SIGEOM	Mineralization	BG	Boulangerite	PRO2000-08
SIGEOM	Mineralization	WO	Bournonite	PRO2000-08
SIGEOM	Mineralization	CT	Chalcocite(ne)	PRO2000-08
SIGEOM	Mineralization	CP	Chalcopyrite	PRO2000-08
SIGEOM	Mineralization	CM	Chromite	PRO2000-08
SIGEOM	Mineralization	CE	Cobaltite	PRO2000-08
SIGEOM	Mineralization	NB	Columbite/Niobite	PRO2000-08
SIGEOM	Mineralization	TO	Columbo-tantalite	PRO2000-08
SIGEOM	Mineralization	CV	Covellite	PRO2000-08
SIGEOM	Mineralization	CF	Cubanite	PRO2000-08
SIGEOM	Mineralization	Cu	Cuivre natif (visible)	PRO2000-08
SIGEOM	Mineralization	CU	Cuprite	PRO2000-08
SIGEOM	Mineralization	DG	Digenite	PRO2000-08
SIGEOM	Mineralization	EM	Électrum	PRO2000-08
SIGEOM	Mineralization	EG	Enargite	PRO2000-08
SIGEOM	Mineralization	Fe	Fer	PRO2000-08
SIGEOM	Mineralization	FM	Ferrimolybdite	PRO2000-08
SIGEOM	Mineralization	GH	Gahnite	PRO2000-08
SIGEOM	Mineralization	GL	Galène	PRO2000-08
SIGEOM	Mineralization	GO	Goethite	PRO2000-08
SIGEOM	Mineralization	HM	Hématite	PRO2000-08
SIGEOM	Mineralization	IM	Ilménite	PRO2000-08
SIGEOM	Mineralization	LM	Limonite	PRO2000-08
SIGEOM	Mineralization	LG	Loellingite	PRO2000-08
SIGEOM	Mineralization	MG	Magnétite	PRO2000-08
SIGEOM	Mineralization	MC	Malachite	PRO2000-08
SIGEOM	Mineralization	MS	Marcasite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralization	MK	Merenskyite	PRO2000-08
SIGEOM	Mineralization	NS	Millerite	PRO2000-08
SIGEOM	Mineralization	OP	Minéraux opaques	PRO2000-08
SIGEOM	Mineralization	MR	Minéraux radioactifs	PRO2000-08
SIGEOM	Mineralization	MO	Molybdénite	PRO2000-08
SIGEOM	Mineralization	MB	Molybdite(dine)	PRO2000-08
SIGEOM	Mineralization	UN	Nickeline	PRO2000-08
SIGEOM	Mineralization	VG	Or natif (visible)	
SIGEOM	Mineralization	OF	Oxyde de fer	PRO2000-08
SIGEOM	Mineralization	PB	Pechblende	PRO2000-08
SIGEOM	Mineralization	PD	Pentlandite	PRO2000-08
SIGEOM	Mineralization	PY	Pyrite	PRO2000-08
SIGEOM	Mineralization	PM	Pyrochlore	PRO2000-08
SIGEOM	Mineralization	PO	Pyrrhotine	PRO2000-08
SIGEOM	Mineralization	SW	Scheelite	PRO2000-08
SIGEOM	Mineralization	SG	Sélénite	PRO2000-08
SIGEOM	Mineralization	Se	Sélénium	PRO2000-08
SIGEOM	Mineralization	S	Souffre	PRO2000-08
SIGEOM	Mineralization	HS	Spécularite	PRO2000-08
SIGEOM	Mineralization	SP	Sphalérite	PRO2000-08
SIGEOM	Mineralization	SB	Stibine/Stibnite	PRO2000-08
SIGEOM	Mineralization	HD	Stilbite (Heulandite)	PRO2000-08
SIGEOM	Mineralization	SF	Sulfures	PRO2000-08
SIGEOM	Mineralization	OT	Tétraferroplatine	PRO2000-08
SIGEOM	Mineralization	TH	Tétrahédrite	PRO2000-08
SIGEOM	Mineralization	TR	Thorianite	PRO2000-08
SIGEOM	Mineralization	TI	Thorite	PRO2000-08
SIGEOM	Mineralization	NM	Titanomagnétite	PRO2000-08
SIGEOM	Mineralization	UR	Uraninite	PRO2000-08
SIGEOM	Mineralization	UP	Uranophane	PRO2000-08
SIGEOM	Mineralization	UI	Uranopilite	PRO2000-08
SIGEOM	Mineralization	UH	Uranothorianite	PRO2000-08
SIGEOM	Mineralization	UT	Uranothorite	PRO2000-08
SIGEOM	Mineralization	GU	Uvarovite	PRO2000-08
SIGEOM	Mineralization	WF	Wolframite	PRO2000-08
SIGEOM	Mineralogy	AV	Acanthite	PRO2000-08
SIGEOM	Mineralogy	AC	Actinote	PRO2000-08
SIGEOM	Mineralogy	EC	Aeschynite - Y	PRO2000-08
SIGEOM	Mineralogy	AE	Agate	PRO2000-08
SIGEOM	Mineralogy	BP	Aikinite	PRO2000-08
SIGEOM	Mineralogy	KA	Akermanite	PRO2000-08
SIGEOM	Mineralogy	AB	Albite	PRO2000-08
SIGEOM	Mineralogy	AL	Allanite	PRO2000-08
SIGEOM	Mineralogy	TP	Altaïte	PRO2000-08
SIGEOM	Mineralogy	AI	Amazonite	PRO2000-08
SIGEOM	Mineralogy	AH	Améthyste	PRO2000-08
SIGEOM	Mineralogy	AO	Amiante (Asbestos)	PRO2000-08
SIGEOM	Mineralogy	AM	Amphibole	PRO2000-08
SIGEOM	Mineralogy	NT	Anatase	PRO2000-08
SIGEOM	Mineralogy	AD	Andalousite	PRO2000-08
SIGEOM	Mineralogy	AA	Andésine	PRO2000-08
SIGEOM	Mineralogy	GD	Andradite	PRO2000-08
SIGEOM	Mineralogy	LR	Anglésite	PRO2000-08
SIGEOM	Mineralogy	AY	Anhydrite	PRO2000-08
SIGEOM	Mineralogy	AK	Ankérite	PRO2000-08
SIGEOM	Mineralogy	NG	Annabergite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	AN	Anorthite	PRO2000-08
SIGEOM	Mineralogy	AT	Anthophyllite	PRO2000-08
SIGEOM	Mineralogy	Sb	Antimoine	PRO2000-08
SIGEOM	Mineralogy	AP	Apatite	PRO2000-08
SIGEOM	Mineralogy	OA	Aragonite	PRO2000-08
SIGEOM	Mineralogy	AG	Augite	PRO2000-08
SIGEOM	Mineralogy	AU	Autunite	PRO2000-08
SIGEOM	Mineralogy	NF	Awaruite	PRO2000-08
SIGEOM	Mineralogy	AX	Axinite	PRO2000-08
SIGEOM	Mineralogy	AZ	Azurite	PRO2000-08
SIGEOM	Mineralogy	BR	Barytine	PRO2000-08
SIGEOM	Mineralogy	BA	Bastnaesite	PRO2000-08
SIGEOM	Mineralogy	BL	Béryl	PRO2000-08
SIGEOM	Mineralogy	BF	Bétafite	PRO2000-08
SIGEOM	Mineralogy	BO	Biotite	PRO2000-08
SIGEOM	Mineralogy	BI	Birnessite	PRO2000-08
SIGEOM	Mineralogy	BD	Boltwoodite	PRO2000-08
SIGEOM	Mineralogy	DI	Braggite	PRO2000-08
SIGEOM	Mineralogy	BE	Brannerite	PRO2000-08
SIGEOM	Mineralogy	BV	Bravoite	PRO2000-08
SIGEOM	Mineralogy	BU	Britholite	PRO2000-08
SIGEOM	Mineralogy	BH	Brochantite	PRO2000-08
SIGEOM	Mineralogy	BC	Brucite	PRO2000-08
SIGEOM	Mineralogy	BT	Bytownite	PRO2000-08
SIGEOM	Mineralogy	CA	Calaverite	PRO2000-08
SIGEOM	Mineralogy	CQ	Calcédoine	PRO2000-08
SIGEOM	Mineralogy	CC	Calcite	PRO2000-08
SIGEOM	Mineralogy	CB	Carbonate	PRO2000-08
SIGEOM	Mineralogy	CJ	Cattierite	PRO2000-08
SIGEOM	Mineralogy	WD	Cérussite	PRO2000-08
SIGEOM	Mineralogy	OS	Cervantite	PRO2000-08
SIGEOM	Mineralogy	ZB	Chabazite(Chabasite)	PRO2000-08
SIGEOM	Mineralogy	DN	Chamosite	PRO2000-08
SIGEOM	Mineralogy	CH	Chert	PRO2000-08
SIGEOM	Mineralogy	CO	Chloanthite	PRO2000-08
SIGEOM	Mineralogy	CL	Chlorite	PRO2000-08
SIGEOM	Mineralogy	CR	Chloritoïde	PRO2000-08
SIGEOM	Mineralogy	HR	Chondrodite	PRO2000-08
SIGEOM	Mineralogy	CY	Chrysocolle	PRO2000-08
SIGEOM	Mineralogy	CS	Chrysotile	PRO2000-08
SIGEOM	Mineralogy	UC	Clarkeite	PRO2000-08
SIGEOM	Mineralogy	CI	Clevelandite	PRO2000-08
SIGEOM	Mineralogy	HO	Clinohypersthene	PRO2000-08
SIGEOM	Mineralogy	CX	Clinopyroxène	PRO2000-08
SIGEOM	Mineralogy	CZ	Clinozoïsite	PRO2000-08
SIGEOM	Mineralogy	UB	Coffinite	PRO2000-08
SIGEOM	Mineralogy	OO	Coopérite	PRO2000-08
SIGEOM	Mineralogy	CD	Cordiérite	PRO2000-08
SIGEOM	Mineralogy	CN	Corindon	PRO2000-08
SIGEOM	Mineralogy	PI	Cosalite	PRO2000-08
SIGEOM	Mineralogy	CK	Cryptomelane	PRO2000-08
SIGEOM	Mineralogy	CG	Cummingtonite	PRO2000-08
SIGEOM	Mineralogy	ZU	Cyrtolite	PRO2000-08
SIGEOM	Mineralogy	DT	Danaite	PRO2000-08
SIGEOM	Mineralogy	DL	Devilline	PRO2000-08
SIGEOM	Mineralogy	DP	Diopside	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	DJ	Djurleite	PRO2000-08
SIGEOM	Mineralogy	DM	Dolomite	PRO2000-08
SIGEOM	Mineralogy	TG	Dravite	PRO2000-08
SIGEOM	Mineralogy	DS	Dravite-Schorlite	PRO2000-08
SIGEOM	Mineralogy	ES	Enstatite	PRO2000-08
SIGEOM	Mineralogy	EP	Epidote	PRO2000-08
SIGEOM	Mineralogy	ER	Erythrite	PRO2000-08
SIGEOM	Mineralogy	EU	Eudialyte	PRO2000-08
SIGEOM	Mineralogy	EX	Euxénite - (Y)	PRO2000-08
SIGEOM	Mineralogy	FA	Fayalite	PRO2000-08
SIGEOM	Mineralogy	FP	Feldspath	PRO2000-08
SIGEOM	Mineralogy	FN	Feldspath noir	PRO2000-08
SIGEOM	Mineralogy	FK	Feldspath potassique	PRO2000-08
SIGEOM	Mineralogy	FV	Feldspath vert/brun	PRO2000-08
SIGEOM	Mineralogy	FD	Feldspathoïde	PRO2000-08
SIGEOM	Mineralogy	FT	Ferghanite	PRO2000-08
SIGEOM	Mineralogy	FS	Fergusonite	PRO2000-08
SIGEOM	Mineralogy	FB	Fibrolite	PRO2000-08
SIGEOM	Mineralogy	AF	Fluorapatite	PRO2000-08
SIGEOM	Mineralogy	FL	Fluorite (fluorine)	PRO2000-08
SIGEOM	Mineralogy	FO	Forstérite	PRO2000-08
SIGEOM	Mineralogy	FR	Franklinite	PRO2000-08
SIGEOM	Mineralogy	FG	Freibergite	PRO2000-08
SIGEOM	Mineralogy	FC	Fuchsite	PRO2000-08
SIGEOM	Mineralogy	NC	Gaspéite	PRO2000-08
SIGEOM	Mineralogy	GT	Gédrite	PRO2000-08
SIGEOM	Mineralogy	NA	Gersdorffite	PRO2000-08
SIGEOM	Mineralogy	GC	Glaucophane	PRO2000-08
SIGEOM	Mineralogy	GP	Graphite	PRO2000-08
SIGEOM	Mineralogy	GF	Greenalite	PRO2000-08
SIGEOM	Mineralogy	GK	Greenockite	PRO2000-08
SIGEOM	Mineralogy	GR	Grenat	PRO2000-08
SIGEOM	Mineralogy	GM	Grenat manganésifère	PRO2000-08
SIGEOM	Mineralogy	GA	Grenat-almandin	PRO2000-08
SIGEOM	Mineralogy	GG	Grenat-grossulaire	PRO2000-08
SIGEOM	Mineralogy	GY	Grenat-pyrope	PRO2000-08
SIGEOM	Mineralogy	GN	Grunérite	PRO2000-08
SIGEOM	Mineralogy	UD	Gudmundite	PRO2000-08
SIGEOM	Mineralogy	GB	Gummite	PRO2000-08
SIGEOM	Mineralogy	GI	Gunningite	PRO2000-08
SIGEOM	Mineralogy	GE	Gypse	PRO2000-08
SIGEOM	Mineralogy	HL	Halite	PRO2000-08
SIGEOM	Mineralogy	HZ	Heazlewoodite	PRO2000-08
SIGEOM	Mineralogy	HG	Hédenbergite	PRO2000-08
SIGEOM	Mineralogy	HE	Hemimorphite	PRO2000-08
SIGEOM	Mineralogy	HC	Hercynite	PRO2000-08
SIGEOM	Mineralogy	HK	Holmquistite	PRO2000-08
SIGEOM	Mineralogy	HB	Hornblende	PRO2000-08
SIGEOM	Mineralogy	HT	Hydrocerussite	PRO2000-08
SIGEOM	Mineralogy	HN	Hydromagnésite	PRO2000-08
SIGEOM	Mineralogy	ZH	Hydrozincite	PRO2000-08
SIGEOM	Mineralogy	HP	Hypersthène	PRO2000-08
SIGEOM	Mineralogy	ID	Idaite	PRO2000-08
SIGEOM	Mineralogy	IG	Iddingsite	PRO2000-08
SIGEOM	Mineralogy	IR	Iriginite	PRO2000-08
SIGEOM	Mineralogy	IF	Isoferroplatine	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	JA	Jade	PRO2000-08
SIGEOM	Mineralogy	JS	Jarosite	PRO2000-08
SIGEOM	Mineralogy	JP	Jaspe	PRO2000-08
SIGEOM	Mineralogy	KL	Kaolinite	PRO2000-08
SIGEOM	Mineralogy	KS	Kasolite	PRO2000-08
SIGEOM	Mineralogy	KM	Kermésite	PRO2000-08
SIGEOM	Mineralogy	KK	Klockmannite	PRO2000-08
SIGEOM	Mineralogy	KP	Kornérupine	PRO2000-08
SIGEOM	Mineralogy	KR	Krennerite	PRO2000-08
SIGEOM	Mineralogy	KN	Kyanite/Disthène	PRO2000-08
SIGEOM	Mineralogy	LB	Labradorite	PRO2000-08
SIGEOM	Mineralogy	LU	Laumontite	PRO2000-08
SIGEOM	Mineralogy	LI	Laurite	PRO2000-08
SIGEOM	Mineralogy	LS	Lawsonite	PRO2000-08
SIGEOM	Mineralogy	LD	Lepidocrocite	PRO2000-08
SIGEOM	Mineralogy	LP	Lépidolite	PRO2000-08
SIGEOM	Mineralogy	LE	Lessingite	PRO2000-08
SIGEOM	Mineralogy	LC	Leucite	PRO2000-08
SIGEOM	Mineralogy	LX	Leucoxène	PRO2000-08
SIGEOM	Mineralogy	LN	Linnaéite	PRO2000-08
SIGEOM	Mineralogy	DH	Maghémite	PRO2000-08
SIGEOM	Mineralogy	IC	Magnésiochromite	PRO2000-08
SIGEOM	Mineralogy	MN	Magnésite	PRO2000-08
SIGEOM	Mineralogy	MM	Manganite	PRO2000-08
SIGEOM	Mineralogy	MT	Mariposite	PRO2000-08
SIGEOM	Mineralogy	ZF	Marmatite	PRO2000-08
SIGEOM	Mineralogy	MH	Martite	PRO2000-08
SIGEOM	Mineralogy	ME	Mélilite	PRO2000-08
SIGEOM	Mineralogy	MW	Melonite	PRO2000-08
SIGEOM	Mineralogy	NE	Ménéghinite	PRO2000-08
SIGEOM	Mineralogy	MP	Mésoperthite	PRO2000-08
SIGEOM	Mineralogy	WH	Meymacite	PRO2000-08
SIGEOM	Mineralogy	MI	Mica	PRO2000-08
SIGEOM	Mineralogy	ML	Microcline	PRO2000-08
SIGEOM	Mineralogy	MA	Minéraux argileux	PRO2000-08
SIGEOM	Mineralogy	MD	Minéraux décoratifs	PRO2000-08
SIGEOM	Mineralogy	MX	Minéraux lourds	PRO2000-08
SIGEOM	Mineralogy	MF	Minéraux mafiques	PRO2000-08
SIGEOM	Mineralogy	MU	Minnesotaite	PRO2000-08
SIGEOM	Mineralogy	MZ	Monazite	PRO2000-08
SIGEOM	Mineralogy	OM	Monticellite	PRO2000-08
SIGEOM	Mineralogy	MV	Muscovite	PRO2000-08
SIGEOM	Mineralogy	NP	Néphéline	PRO2000-08
SIGEOM	Mineralogy	OI	Niocalite	PRO2000-08
SIGEOM	Mineralogy	OC	Ocre	PRO2000-08
SIGEOM	Mineralogy	OG	Oligoclasse	PRO2000-08
SIGEOM	Mineralogy	OV	Olivine	PRO2000-08
SIGEOM	Mineralogy	OR	Orthoclase (orthose)	PRO2000-08
SIGEOM	Mineralogy	OX	Orthopyroxène	PRO2000-08
SIGEOM	Mineralogy	OL	Ottrelite	PRO2000-08
SIGEOM	Mineralogy	OH	Oxyhornblende (Hornblende brune)	PRO2000-08
SIGEOM	Mineralogy	PE	Paragonite	PRO2000-08
SIGEOM	Mineralogy	PT	Penninite/Pennine	PRO2000-08
SIGEOM	Mineralogy	II	Péristérite	PRO2000-08
SIGEOM	Mineralogy	PK	Perovskite	PRO2000-08
SIGEOM	Mineralogy	PR	Perthite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	PZ	Petzite	PRO2000-08
SIGEOM	Mineralogy	PA	Phénacite/Phénakite	PRO2000-08
SIGEOM	Mineralogy	PH	Phlogopite	PRO2000-08
SIGEOM	Mineralogy	PU	Phosphuranylite	PRO2000-08
SIGEOM	Mineralogy	AR	Picrolite	PRO2000-08
SIGEOM	Mineralogy	PC	Pistachite	PRO2000-08
SIGEOM	Mineralogy	PG	Plagioclase	PRO2000-08
SIGEOM	Mineralogy	ZP	Pollucite	PRO2000-08
SIGEOM	Mineralogy	PJ	Posniakite	PRO2000-08
SIGEOM	Mineralogy	PN	Préhnite	PRO2000-08
SIGEOM	Mineralogy	PP	Pumpellyite	PRO2000-08
SIGEOM	Mineralogy	PS	Pyrolusite	PRO2000-08
SIGEOM	Mineralogy	PL	Pyrophyllite	PRO2000-08
SIGEOM	Mineralogy	PX	Pyroxène	PRO2000-08
SIGEOM	Mineralogy	QZ	Quartz	PRO2000-08
SIGEOM	Mineralogy	QB	Quartz bleu	PRO2000-08
SIGEOM	Mineralogy	RD	Rhodochrosite	PRO2000-08
SIGEOM	Mineralogy	RN	Rhodonite	PRO2000-08
SIGEOM	Mineralogy	RB	Riebeckite	PRO2000-08
SIGEOM	Mineralogy	RM	Romanechite	PRO2000-08
SIGEOM	Mineralogy	RC	Roscoelite	PRO2000-08
SIGEOM	Mineralogy	RZ	Rozénite	PRO2000-08
SIGEOM	Mineralogy	RL	Rutile	PRO2000-08
SIGEOM	Mineralogy	FF	Safflorite	PRO2000-08
SIGEOM	Mineralogy	SK	Samarskite	PRO2000-08
SIGEOM	Mineralogy	UL	Samarskite - (Y)	PRO2000-08
SIGEOM	Mineralogy	SA	Sanidine	PRO2000-08
SIGEOM	Mineralogy	SH	Sapphirine	PRO2000-08
SIGEOM	Mineralogy	SC	Scapolite	PRO2000-08
SIGEOM	Mineralogy	TF	Schorlite(Schorl)	PRO2000-08
SIGEOM	Mineralogy	VS	Sénarmontite	PRO2000-08
SIGEOM	Mineralogy	SR	Séricite	PRO2000-08
SIGEOM	Mineralogy	ST	Serpentine	PRO2000-08
SIGEOM	Mineralogy	SD	Sidérite(sidérose)	PRO2000-08
SIGEOM	Mineralogy	SI	Sidérotil	PRO2000-08
SIGEOM	Mineralogy	SM	Sillimanite	PRO2000-08
SIGEOM	Mineralogy	DW	Sklodowskite	PRO2000-08
SIGEOM	Mineralogy	TW	Smaltite/Smaltine	PRO2000-08
SIGEOM	Mineralogy	ZO	Smithsonite	PRO2000-08
SIGEOM	Mineralogy	SS	Sodalite	PRO2000-08
SIGEOM	Mineralogy	DY	Soddyite	PRO2000-08
SIGEOM	Mineralogy	GS	Spessartine	PRO2000-08
SIGEOM	Mineralogy	SN	Sphène/Titanite	PRO2000-08
SIGEOM	Mineralogy	SL	Spinelle	PRO2000-08
SIGEOM	Mineralogy	SO	Spodumène	PRO2000-08
SIGEOM	Mineralogy	NN	Stannite	PRO2000-08
SIGEOM	Mineralogy	SY	Starkéyite	PRO2000-08
SIGEOM	Mineralogy	SU	Staurotide	PRO2000-08
SIGEOM	Mineralogy	TS	Stéatite	PRO2000-08
SIGEOM	Mineralogy	ON	Stibiconite	PRO2000-08
SIGEOM	Mineralogy	SE	Stilpnomélane	PRO2000-08
SIGEOM	Mineralogy	SV	Sylvanite	PRO2000-08
SIGEOM	Mineralogy	SZ	Szomolnokite	PRO2000-08
SIGEOM	Mineralogy	TC	Talc	PRO2000-08
SIGEOM	Mineralogy	TN	Tantalite	PRO2000-08
SIGEOM	Mineralogy	TB	Tellurobismuthite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	TT	Tennantite	PRO2000-08
SIGEOM	Mineralogy	TE	Tenorite	PRO2000-08
SIGEOM	Mineralogy	TD	Tétradymite	PRO2000-08
SIGEOM	Mineralogy	ZT	Thomsonite	PRO2000-08
SIGEOM	Mineralogy	HU	Thucholite	PRO2000-08
SIGEOM	Mineralogy	TZ	Topaze	PRO2000-08
SIGEOM	Mineralogy	TU	Torbernite	PRO2000-08
SIGEOM	Mineralogy	TL	Tourmaline	PRO2000-08
SIGEOM	Mineralogy	TA	Tourmaline zincifère	PRO2000-08
SIGEOM	Mineralogy	TM	Trémolite	PRO2000-08
SIGEOM	Mineralogy	US	Ulvöspinel	PRO2000-08
SIGEOM	Mineralogy	VA	Valentinite	PRO2000-08
SIGEOM	Mineralogy	VL	Valleriite	PRO2000-08
SIGEOM	Mineralogy	VR	Vermiculite	PRO2000-08
SIGEOM	Mineralogy	VV	Vésuvianite	PRO2000-08
SIGEOM	Mineralogy	VO	Violarite	PRO2000-08
SIGEOM	Mineralogy	WM	Willemite	PRO2000-08
SIGEOM	Mineralogy	WS	Wilsonite	PRO2000-08
SIGEOM	Mineralogy	WL	Wollastonite	PRO2000-08
SIGEOM	Mineralogy	WN	Wulfenite	PRO2000-08
SIGEOM	Mineralogy	TX	Xénotime-(Y)	PRO2000-08
SIGEOM	Mineralogy	ZL	Zéolite	PRO2000-08
SIGEOM	Mineralogy	ZN	Zincite	PRO2000-08
SIGEOM	Mineralogy	ZC	Zircon	PRO2000-08
SIGEOM	Mineralogy	ZS	Zoïsite	PRO2000-08
SIGEOM	Fossils	XX	Autres	PRO2000-08
SIGEOM	Fossils	XB	Bioclastes	PRO2000-08
SIGEOM	Fossils	YB	Brachiopodes	PRO2000-08
SIGEOM	Fossils	YZ	Bryozoaires	PRO2000-08
SIGEOM	Fossils	YC	Céphalopodes	PRO2000-08
SIGEOM	Fossils	XC	Ciment	PRO2000-08
SIGEOM	Fossils	YA	Conulaires	PRO2000-08
SIGEOM	Fossils	YX	Coraux	PRO2000-08
SIGEOM	Fossils	YR	Crinoïdes	PRO2000-08
SIGEOM	Fossils	YD	Échinodermes	PRO2000-08
SIGEOM	Fossils	YE	Éponges	PRO2000-08
SIGEOM	Fossils	YY	Fossile	PRO2000-08
SIGEOM	Fossils	YT	Gastéropodes	PRO2000-08
SIGEOM	Fossils	YG	Graptolites	PRO2000-08
SIGEOM	Fossils	XH	Hydrocarbures	PRO2000-08
SIGEOM	Fossils	XL	Liant	PRO2000-08
SIGEOM	Fossils	XR	Lithoclastes	PRO2000-08
SIGEOM	Fossils	XG	Matière organique	PRO2000-08
SIGEOM	Fossils	XM	Matrice	PRO2000-08
SIGEOM	Fossils	XT	Oncolites	PRO2000-08
SIGEOM	Fossils	XO	Oolites	PRO2000-08
SIGEOM	Fossils	YO	Ostracodes	PRO2000-08
SIGEOM	Fossils	YP	Pélécipodes	PRO2000-08
SIGEOM	Fossils	XP	Pellets	PRO2000-08
SIGEOM	Fossils	XD	Péloïdes	PRO2000-08
SIGEOM	Fossils	YN	Plantes	PRO2000-08
SIGEOM	Fossils	YK	Poissons	PRO2000-08
SIGEOM	Fossils	YS	Stromatoïdes	PRO2000-08
SIGEOM	Fossils	YI	Stromatoporoïdes	PRO2000-08
SIGEOM	Fossils	YF	Traces fossiles	PRO2000-08
SIGEOM	Fossils	YL	Trilobites	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I4QA	Aillikite	MB96-28
SIGEOM	Rock	I1K	Alaskite	MB96-28
SIGEOM	Rock	I4OA	Alnoite	MB96-28
SIGEOM	Rock	V2J	Andésite	MB96-28
SIGEOM	Rock	S12C	Anhydrite	MB96-28
SIGEOM	Rock	I3G	Anorthosite	MB96-28
SIGEOM	Rock	I3T	Anorthosite à hyperstène	MB96-28
SIGEOM	Rock	I3GR	Anorthosite foidifère	MB96-28
SIGEOM	Rock	I3H	Anorthosite gabbroique	MB96-28
SIGEOM	Rock	I3GQ	Anorthosite quartzifère	MB96-28
SIGEOM	Rock	I1F	Aplite	MB96-28
SIGEOM	Rock	S2	Arénite	MB96-28
SIGEOM	Rock	S2D	Arénite arkosique	MB96-28
SIGEOM	Rock	S2E	Arénite lithique	MB96-28
SIGEOM	Rock	S2A	Arénite Quartizitique	MB96-28
SIGEOM	Rock	S1C	Arkose	MB96-28
SIGEOM	Rock	S2C	Arkose	MB96-28
SIGEOM	Rock	S7J	Bafflestone	MB96-28
SIGEOM	Rock	V3B	Basalte	MB96-28
SIGEOM	Rock	V3E	Basalte à olivine	MB96-28
SIGEOM	Rock	V3C	Basalte à quartz	MB96-28
SIGEOM	Rock	V3A	Basalte andésitique/Andésite basaltique	MB96-28
SIGEOM	Rock	V3F	Basalte magnésien	MB96-28
SIGEOM	Rock	V3H	Basanite	MB96-28
SIGEOM	Rock	V3HP	Basanite phonolitique	MB96-28
SIGEOM	Rock	V2FB	Benmoréite	MB96-28
SIGEOM	Rock	V3J	Bonninite	MB96-28
SIGEOM	Rock	S7I	Boundstone	MB96-28
SIGEOM	Rock	S5	Brèche	MB96-28
SIGEOM	Rock	S5G	Brèche Intraformationnel	MB96-28
SIGEOM	Rock	S5H	Brèche Intraformationnel Fermé	MB96-28
SIGEOM	Rock	S5I	Brèche Intraformationnel Ouvert	MB96-28
SIGEOM	Rock	S5A	Brèche Monogénique	MB96-28
SIGEOM	Rock	S5B	Brèche Monogénique Fermé	MB96-28
SIGEOM	Rock	S5C	Brèche Monogénique Ouvert	MB96-28
SIGEOM	Rock	S5D	Brèche Polygénique	MB96-28
SIGEOM	Rock	S5E	Brèche Polygénique Fermé	MB96-28
SIGEOM	Rock	S5F	Brèche Polygénique Ouvert	MB96-28
SIGEOM	Rock	S7	Calcaire	MB96-28
SIGEOM	Rock	S7C	Calcarénite	MB96-28
SIGEOM	Rock	S7A	Calcilulite	MB96-28
SIGEOM	Rock	I4QC	Calciocarbonatite	MB96-28
SIGEOM	Rock	S7D	calcirudite	MB96-28
SIGEOM	Rock	S7B	calcisiltite	MB96-28
SIGEOM	Rock	I4OC	Camptonite	MB96-28
SIGEOM	Rock	I4Q	Carbonatite	MB96-28
SIGEOM	Rock	I1P	Charnockite (Granite à hyperstène)	MB96-28
SIGEOM	Rock	I1O	Charnockite à feldspath alcalin	MB96-28
SIGEOM	Rock	S10	Chert	MB96-28
SIGEOM	Rock	S10B	Chert Carbonaté	MB96-28
SIGEOM	Rock	S10F	Chert Ferrugineux	MB96-28
SIGEOM	Rock	S10E	Chert Graphiteux/Carboné	MB96-28
SIGEOM	Rock	S10A	Chert Oxydé	MB96-28
SIGEOM	Rock	S10C	Chert Silicaté	MB96-28
SIGEOM	Rock	S10D	Chert Sulfuré	MB96-28
SIGEOM	Rock	S6H	Clayshale	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	S6I	Clayslate	MB96-28
SIGEOM	Rock	S6G	Claystone	MB96-28
SIGEOM	Rock	I4C	Clinopyroxénite	MB96-28
SIGEOM	Rock	I4F	Clinopyroxénite à olivine	MB96-28
SIGEOM	Rock	V1BC	Commendite	MB96-28
SIGEOM	Rock	S4	Conglomérat	MB96-28
SIGEOM	Rock	S4G	Conglomérat intraformationnel	MB96-28
SIGEOM	Rock	S4H	Conglomérat intraformationnel Fermé	MB96-28
SIGEOM	Rock	S4I	Conglomérat intraformationnel Ouvert	MB96-28
SIGEOM	Rock	S4A	Conglomérat monogénique	MB96-28
SIGEOM	Rock	S4B	Conglomérat monogénique fermé	MB96-28
SIGEOM	Rock	S4C	Conglomérat monogénique Ouvert	MB96-28
SIGEOM	Rock	S4D	Conglomérat polygénique	MB96-28
SIGEOM	Rock	S4E	Conglomérat polygénique Fermé	MB96-28
SIGEOM	Rock	S4F	Conglomérat polygénique Ouvert	MB96-28
SIGEOM	Rock	V1D	Dacite	MB96-28
SIGEOM	Rock	I4QD	Damtjernite	MB96-28
SIGEOM	Rock	I3B	Diabase	MB96-28
SIGEOM	Rock	I3M	Diabase à olivine	MB96-28
SIGEOM	Rock	I3F	Diabase à quatrz	MB96-28
SIGEOM	Rock	I2J	Diorite	MB96-28
SIGEOM	Rock	I2Q	Diorite à hyperstène	MB96-28
SIGEOM	Rock	I2JR	Diorite foidifère	MB96-28
SIGEOM	Rock	I2JF	Diorite foidique	MB96-28
SIGEOM	Rock	I2I	Diorite quartzifère	MB96-28
SIGEOM	Rock	S8C	Dolarénite	MB96-28
SIGEOM	Rock	S8A	Dololutite	MB96-28
SIGEOM	Rock	S8	Dolomite	MB96-28
SIGEOM	Rock	S8D	Dolorudite	MB96-28
SIGEOM	Rock	S8B	Dolosilite	MB96-28
SIGEOM	Rock	I4M	Dunite	MB96-28
SIGEOM	Rock	I1T	Enderbite (Tonalite à hyperstène)	MB96-28
SIGEOM	Rock	S12	Évaporite	MB96-28
SIGEOM	Rock	S11	Exhalite	MB96-28
SIGEOM	Rock	I4QF	Ferrocarbonatite	MB96-28
SIGEOM	Rock	I3D	Ferrogabbro	MB96-28
SIGEOM	Rock	I1N	Filon/Veine de quartz	MB96-28
SIGEOM	Rock	V4I	Foidite	MB96-28
SIGEOM	Rock	V4IP	Foidite phonolitique	MB96-28
SIGEOM	Rock	V4IT	Foidite téphritique	MB96-28
SIGEOM	Rock	I4S	Foidolite	MB96-28
SIGEOM	Rock	S9	Formation de fer	MB96-28
SIGEOM	Rock	S9C	Formation de fer Carbonatée	MB96-28
SIGEOM	Rock	S9A	Formation de fer indéterminée	MB96-28
SIGEOM	Rock	S9B	Formation de fer oxydée	MB96-28
SIGEOM	Rock	S9D	Formation de fer Silicatée	MB96-28
SIGEOM	Rock	S9E	Formation de fer Sulfurée	MB96-28
SIGEOM	Rock	I3A	Gabbro	MB96-28
SIGEOM	Rock	I3K	Gabbro à olivine	MB96-28
SIGEOM	Rock	I3E	Gabbro à quartz	MB96-28
SIGEOM	Rock	I3I	Gabbro anorthosite	MB96-28
SIGEOM	Rock	I3AR	Gabbro foidifère	MB96-28
SIGEOM	Rock	I3Q	Gabbronorite	MB96-28
SIGEOM	Rock	I3R	Gabbronorite à olivine	MB96-28
SIGEOM	Rock	S7H	Grainstone	MB96-28
SIGEOM	Rock	I1B	Granite	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I1A	Granite à feldspath alcalin	MB96-28
SIGEOM	Rock	I1I	Granitoide riche en quartz	MB96-28
SIGEOM	Rock	I1C	Granodiorite	MB96-28
SIGEOM	Rock	I1S	Grano-diotite à hyperstène	MB96-28
SIGEOM	Rock	I1H	Granophyre	MB96-28
SIGEOM	Rock	S1	Grès	MB96-28
SIGEOM	Rock	S1D	Grès Arkosique	MB96-28
SIGEOM	Rock	S1B	Grès Feldspathique	MB96-28
SIGEOM	Rock	S1E	Grès Lithique	MB96-28
SIGEOM	Rock	S1F	Grès Lithique subfeldspathitique	MB96-28
SIGEOM	Rock	S1A	Grès Quartzique	MB96-28
SIGEOM	Rock	S12D	Gypse	MB96-28
SIGEOM	Rock	S12A	Halite	MB96-28
SIGEOM	Rock	I4L	Harzburgite	MB96-28
SIGEOM	Rock	V3DH	Hawaiite	MB96-28
SIGEOM	Rock	I4A	Hornblendite	MB96-28
SIGEOM	Rock	V2JI	Icelandite	MB96-28
SIGEOM	Rock	V3AI	Icelandite basaltique	MB96-28
SIGEOM	Rock	I1	Intrusion felsique	MB96-28
SIGEOM	Rock	I2	Intrusion Intermédiaire	MB96-28
SIGEOM	Rock	I3	Intrusion mafique	MB96-28
SIGEOM	Rock	I4	Intrusion ultramafique	MB96-28
SIGEOM	Rock	S10J	Jaspe, Jaspilite	MB96-28
SIGEOM	Rock	I2P	Jotunite (Monzodiorite à hyperstène)	MB96-28
SIGEOM	Rock	I3OK	Kersantite	MB96-28
SIGEOM	Rock	I4P	Kimberlite	MB96-28
SIGEOM	Rock	I4PA	Kimberlite (groupe I)	MB96-28
SIGEOM	Rock	I4PB	Kimberlite (groupe II)	MB96-28
SIGEOM	Rock	V4A	Komatiite	MB96-28
SIGEOM	Rock	V4D	Komatiite dunitique	MB96-28
SIGEOM	Rock	V4C	Komatiite péridotitique	MB96-28
SIGEOM	Rock	V4B	Komatiite pyroxénitique	MB96-28
SIGEOM	Rock	I4R	Lamproite	MB96-28
SIGEOM	Rock	I3O	Lamprophyre mafique	MB96-28
SIGEOM	Rock	I4O	Lamprophyre ultrabasique	MB96-28
SIGEOM	Rock	V2FL	Latite	MB96-28
SIGEOM	Rock	V2LR	Latite foidifère	MB96-28
SIGEOM	Rock	V2E	Latite quartzifère	MB96-28
SIGEOM	Rock	I3P	Leuconorite	MB96-28
SIGEOM	Rock	I4K	Lherzolite	MB96-28
SIGEOM	Rock	I4QM	Magnésiocarbonatite	MB96-28
SIGEOM	Rock	I2O	Mangérite (Monzonite à hyperstène)	MB96-28
SIGEOM	Rock	V4E	Meimechite	MB96-28
SIGEOM	Rock	V4F	Melilitite	MB96-28
SIGEOM	Rock	V4FO	Melilitite à olivine	MB96-28
SIGEOM	Rock	I4T	Mélilitolite	MB96-28
SIGEOM	Rock	I3OM	Minette	MB96-28
SIGEOM	Rock	I4OM	Monchiquite	MB96-28
SIGEOM	Rock	I2H	Monzodiorite	MB96-28
SIGEOM	Rock	I2HR	Monzodiorite foidifère	MB96-28
SIGEOM	Rock	I2HF	Monzodiorite foidique	MB96-28
SIGEOM	Rock	I2G	Monzodiorite quartzifère	MB96-28
SIGEOM	Rock	I3C	Monzogabbro	MB96-28
SIGEOM	Rock	I3CR	Monzogabbro foidifère	MB96-28
SIGEOM	Rock	I3CF	Monzogabbro foidique	MB96-28
SIGEOM	Rock	I3CQ	Monzogabbro quartzifère	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I1M	Monzo-Granite	MB96-28
SIGEOM	Rock	I1R	Monzo-granite à hyperstène	MB96-28
SIGEOM	Rock	I2F	Monzonite	MB96-28
SIGEOM	Rock	I2FR	Monzonite foidifère	MB96-28
SIGEOM	Rock	I2E	Monzonite quartzifère	MB96-28
SIGEOM	Rock	I3S	Monzonorite	MB96-28
SIGEOM	Rock	I2K	Monzosyénite	MB96-28
SIGEOM	Rock	I2KF	Monzosyénite foidique	MB96-28
SIGEOM	Rock	OB	Mort Terrain (Overburden)	
SIGEOM	Rock	S6	Mudrock	MB96-28
SIGEOM	Rock	S6E	Mudshale	MB96-28
SIGEOM	Rock	S6F	Mudslate	MB96-28
SIGEOM	Rock	S6D	Mudstone	MB96-28
SIGEOM	Rock	S7E	Mudstone	MB96-28
SIGEOM	Rock	V3GM	Mugéargite	MB96-28
SIGEOM	Rock	V4IN	Néphélinite	MB96-28
SIGEOM	Rock	I3J	Norite	MB96-28
SIGEOM	Rock	I3L	Norite à olivine	MB96-28
SIGEOM	Rock	I4E	Orthopyroxénite	MB96-28
SIGEOM	Rock	I4H	Orthopyroxénite à olivine	MB96-28
SIGEOM	Rock	S7G	Packstone	MB96-28
SIGEOM	Rock	V1BP	Pantellérite	MB96-28
SIGEOM	Rock	I1G	Pegmatite (granitique)	MB96-28
SIGEOM	Rock	I4I	Péridotite	MB96-28
SIGEOM	Rock	V2G	Phonolite	MB96-28
SIGEOM	Rock	V2GT	Phonolite téphritique	MB96-28
SIGEOM	Rock	V4H	Picrite	MB96-28
SIGEOM	Rock	V4G	Picrobasalte	MB96-28
SIGEOM	Rock	I4OP	Polzénite	MB96-28
SIGEOM	Rock	I4B	Pyroxénite	MB96-28
SIGEOM	Rock	I1J	Quartzolite (Silexite)	MB96-28
SIGEOM	Rock	V1C	Rhyodacite	MB96-28
SIGEOM	Rock	V1B	Rhyolite	MB96-28
SIGEOM	Rock	V1A	Rhyolite à feldspath alcalin	MB96-28
SIGEOM	Rock	V4M	Rock volcanique ultramafique à melilite	MB96-28
SIGEOM	Rock	S7K	Rudstone	MB96-28
SIGEOM	Rock	I4OS	Sannaite	MB96-28
SIGEOM	Rock	S	Sédiments	MB96-28
SIGEOM	Rock	I4N	Serpentinite	MB96-28
SIGEOM	Rock	V3GS	Shoshonite	MB96-28
SIGEOM	Rock	S6B	Siltshale	MB96-28
SIGEOM	Rock	S6C	Siltslate	MB96-28
SIGEOM	Rock	S6A	Siltsone	MB96-28
SIGEOM	Rock	I3OS	Spessartite	MB96-28
SIGEOM	Rock	S2B	SubArkose	MB96-28
SIGEOM	Rock	S2F	Sublitharénite	MB96-28
SIGEOM	Rock	S12E	Sulfate	MB96-28
SIGEOM	Rock	F1	Sulfures Massifs	MB96-28
SIGEOM	Rock	F2	Sulfures semi-Massifs	MB96-28
SIGEOM	Rock	I2D	Syénite	MB96-28
SIGEOM	Rock	I2B	Syénite à feldspath alcalin	MB96-28
SIGEOM	Rock	I2N	Syénite à hyperstène	MB96-28
SIGEOM	Rock	I2DR	Syénite foidifère	MB96-28
SIGEOM	Rock	I2BR	Syénite foidifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I2DF	Syénite foidique	MB96-28
SIGEOM	Rock	I2C	Syénite quartzifère	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I2A	Syénite quartzifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I2M	Syénite quartzifère à feldspath alcalin avec hyperstène	MB96-28
SIGEOM	Rock	I1L	Syéno-granite	MB96-28
SIGEOM	Rock	I1Q	Syéno-granite à hyperstène	MB96-28
SIGEOM	Rock	S12B	Sylvite	MB96-28
SIGEOM	Rock	V3I	Téphrite	MB96-28
SIGEOM	Rock	V3IP	Téphryte phonolitique	MB96-28
SIGEOM	Rock	S4J	Tillite	MB96-28
SIGEOM	Rock	I1D	Tonalite	MB96-28
SIGEOM	Rock	V2F	Trachyandésite	MB96-28
SIGEOM	Rock	V3G	Trachyandésite basaltique	MB96-28
SIGEOM	Rock	V3D	Trachybasalte	MB96-28
SIGEOM	Rock	V3DK	Trachybasalte potassique	MB96-28
SIGEOM	Rock	V1E	Trachydacite	MB96-28
SIGEOM	Rock	V2D	Trachyte	MB96-28
SIGEOM	Rock	V2B	Trachyte à feldspath alcalin	MB96-28
SIGEOM	Rock	V2DC	Trachyte commenditique	MB96-28
SIGEOM	Rock	V2DR	Trachyte foidifère	MB96-28
SIGEOM	Rock	V2BR	Trachyte foidifère à feldspath alcalin	MB96-28
SIGEOM	Rock	V2DP	Trachyte pantellétique	MB96-28
SIGEOM	Rock	V2C	Trachyte quartzifère	MB96-28
SIGEOM	Rock	V2A	Trachyte quartzifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I3N	Troctolite	MB96-28
SIGEOM	Rock	I1E	Trondhjémite	MB96-28
SIGEOM	Rock	I3OV	Vogesite	MB96-28
SIGEOM	Rock	V	Volcanite	
SIGEOM	Rock	V1	Volcanite felsique	MB96-28
SIGEOM	Rock	V2	Volcanite Intermédiaire	MB96-28
SIGEOM	Rock	V3	Volcanite mafique	MB96-28
SIGEOM	Rock	V4	Volcanite ultramafique	MB96-28
SIGEOM	Rock	S3	Wacke	MB96-28
SIGEOM	Rock	S3C	Wacke Arkosique	MB96-28
SIGEOM	Rock	S3D	Wacke Feldspathique	MB96-28
SIGEOM	Rock	S3E	Wacke Lithique	MB96-28
SIGEOM	Rock	S3A	Wacke Quartzitique	MB96-28
SIGEOM	Rock	S7F	Wackestone	MB96-28
SIGEOM	Rock	I4D	Websterite	MB96-28
SIGEOM	Rock	I4G	Websterite à olivine	MB96-28
SIGEOM	Rock	I4J	Wehrlite	MB96-28
SIGEOM	Metamorphic Rock	M23	Agmatite	MB96-28
SIGEOM	Metamorphic Rock	M16	Amphibolite	MB96-28
SIGEOM	Metamorphic Rock	M26	Brèche Tectonique	MB96-28
SIGEOM	Metamorphic Rock	M24	Cataclastite	MB96-28
SIGEOM	Metamorphic Rock	M18	Cornéenne	MB96-28
SIGEOM	Metamorphic Rock	M31	Coticule	MB96-28
SIGEOM	Metamorphic Rock	M21	Diatexite	MB96-28
SIGEOM	Metamorphic Rock	M17	Éclogite	MB96-28
SIGEOM	Metamorphic Rock	M1	Gneiss	MB96-28
SIGEOM	Metamorphic Rock	T3A	Gneiss droit («straight gneiss»)	MB96-28
SIGEOM	Metamorphic Rock	M6	Gneiss granitique	MB96-28
SIGEOM	Metamorphic Rock	T3D	Gneiss irrégulier	MB96-28
SIGEOM	Metamorphic Rock	T3B	Gneiss porphyroclastique	MB96-28
SIGEOM	Metamorphic Rock	M5	Gneiss Quartzofeldspathique	MB96-28
SIGEOM	Metamorphic Rock	T3C	Gneiss régulier	MB96-28
SIGEOM	Metamorphic Rock	M2	Gneiss Rubané	MB96-28
SIGEOM	Metamorphic Rock	M21A	Granite d'Anatexie	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Metamorphic Rock	M7	Granulite	MB96-28
SIGEOM	Metamorphic Rock	M13	Marbre	MB96-28
SIGEOM	Metamorphic Rock	M20	Métatexite	MB96-28
SIGEOM	Metamorphic Rock	M22	Migmatite	MB96-28
SIGEOM	Metamorphic Rock	M25	Mylonite	MB96-28
SIGEOM	Metamorphic Rock	M3	Orthogneiss	MB96-28
SIGEOM	Metamorphic Rock	M9	Orthoschiste	MB96-28
SIGEOM	Metamorphic Rock	M4	Paragneiss	MB96-28
SIGEOM	Metamorphic Rock	M10	Paraschiste	MB96-28
SIGEOM	Metamorphic Rock	M11	Phyllade	MB96-28
SIGEOM	Metamorphic Rock	M12	Quartzite	MB96-28
SIGEOM	Metamorphic Rock	M14	Rock Calco-Silicatée	MB96-28
SIGEOM	Metamorphic Rock	M15	Rock Métasomatique (Skarn)	MB96-28
SIGEOM	Metamorphic Rock	M8	Schiste	MB96-28
SIGEOM	Metamorphic Rock	M30	Tourmalinite	MB96-28
SIGEOM	Tectonic Rock	T2E	Blastomylonite	MB96-28
SIGEOM	Tectonic Rock	T1A	Brèche de Faille	MB96-28
SIGEOM	Tectonic Rock	T1F	Brèche d'Impact	MB96-28
SIGEOM	Tectonic Rock	T4	Brèche tectonique	MB96-28
SIGEOM	Tectonic Rock	T4B	Brèche tectonique à matrice de marbre	MB96-28
SIGEOM	Tectonic Rock	T1	Cataclastite	MB96-28
SIGEOM	Tectonic Rock	T1C	Gouge de faille	MB96-28
SIGEOM	Tectonic Rock	T1G	Impactite	MB96-28
SIGEOM	Tectonic Rock	T4A	Mélange tectonique	MB96-28
SIGEOM	Tectonic Rock	T1B	Microbrèche de Faille	MB96-28
SIGEOM	Tectonic Rock	T1E	Mylolisthénite	MB96-28
SIGEOM	Tectonic Rock	T2	Mylonite	MB96-28
SIGEOM	Tectonic Rock	T2B	Orthomylonite	MB96-28
SIGEOM	Tectonic Rock	T2D	Phyllonite	MB96-28
SIGEOM	Tectonic Rock	T2A	Protomylonite	MB96-28
SIGEOM	Tectonic Rock	T1D	Pseudotachylite	MB96-28
SIGEOM	Tectonic Rock	T2C	Ultramylonite	MB96-28
VIA	Structure	APL	Axe de Pli	
VIA	Structure	DIA	Diaclase, Joint, Fracture	
VIA	Structure	DYK	Dyke	
VIA	Structure	FAI	Faille, Cisaillement	
VIA	Structure	FOL	Foliation	
VIA	Structure	LAM	Lamination, Rubannement, Flow banding	
VIA	Structure	LIN	Linéation	
VIA	Structure	LIT	Litage, Bedding, S0, Stratification	
VIA	Structure	PAX	Plan Axial	
VIA	Structure	SCH	Schistosité, Gneissosité, SP, S1, S2, S3	
VIA	Structure	SGL	Strie Glaciaire	
VIA	Structure	VEI	Veine	
SIGEOM	Structure	L	Axe de mullion	PRO2000-08
SIGEOM	Structure	B	Axe de boudin	PRO2000-08
SIGEOM	Structure	J	Axe de joint en colonne	PRO2000-08
VIA	Structure	AP	Axe de pli	
SIGEOM	Structure	Q	Axe de stylolithe	PRO2000-08
SIGEOM	Structure	E	Axe d'étirement	PRO2000-08
SIGEOM	Structure	A	Axe d'étirement d'objet déformé	PRO2000-08
SIGEOM	Structure	Y	Axe d'étirement plaquage minéral	PRO2000-08
SIGEOM	Structure	M	Axe Minérale primaire (magmatique)	PRO2000-08
SIGEOM	Structure	N	Axe Minérale secondaire (tectonométamorphique)	PRO2000-08
VIA	Structure	LE	Linéation d'étirement	
SIGEOM	Structure	L1	Linéation d'intersection	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Structure	L2	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L3	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L4	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L	Linéation Indéterminée	PRO2000-08
VIA	Structure	LM	Linéation minérale	
SIGEOM	Structure	F	Strie de faille	PRO2000-08
VIA	Structure	SG	Strie glaciaire	
SIGEOM	Structure	T	Strie intercouche	PRO2000-08
VIA	Structure	CC	Clivage de crénulation	
VIA	Structure	DY	Dyke	
VIA	Structure	FA	Faille	
VIA	Structure	FR	Fracture	
VIA	Structure	LI	Litage	
VIA	Structure	PA	Plan axial	
VIA	Structure	S1	Schistosité S1	
VIA	Structure	S2	Schistosité S2	
VIA	Structure	S3	Schistosité S3	
VIA	Structure	VN	Veine	
VIA	Structure	ZC	Zone de cisaillement	
SIGEOM	Texture	AC	Aciculaire	PRO2000-08
SIGEOM	Texture	AD	Adcumulat	PRO2000-08
SIGEOM	Texture	AA	Affleurement caractérisé par le plissement	PRO2000-08
SIGEOM	Texture	AT	Agmatitique	PRO2000-08
SIGEOM	Texture	AL	Alaskitique	PRO2000-08
SIGEOM	Texture	AE	Altéré	PRO2000-08
SIGEOM	Texture	AO	Amas arrondis (globulaires)	PRO2000-08
SIGEOM	Texture	AB	Amiboïdal(e)	PRO2000-08
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08
SIGEOM	Texture	AN	Anastomosé	PRO2000-08
SIGEOM	Texture	AR	Antirapakivi	PRO2000-08
SIGEOM	Texture	AP	Aphanitique	PRO2000-08
SIGEOM	Texture	AY	Apophyse (en)	PRO2000-08
SIGEOM	Texture	AS	Arborescent	PRO2000-08
SIGEOM	Texture	AU	Autoclastique	PRO2000-08
SIGEOM	Texture	XX	Autres	PRO2000-08
SIGEOM	Texture	BA	Bancs (en)	PRO2000-08
SIGEOM	Texture	BM	Bandes de cimentation	PRO2000-08
SIGEOM	Texture	BS	Basal(e)	PRO2000-08
SIGEOM	Texture	BE	Birds eyes	PRO2000-08
SIGEOM	Texture	BI	Biseau	PRO2000-08
SIGEOM	Texture	BL	Blocs (à)	PRO2000-08
SIGEOM	Texture	BU	Bordure / limite de coulée	PRO2000-08
SIGEOM	Texture	BV	Botryoïdal	PRO2000-08
SIGEOM	Texture	BO	Boudinage	PRO2000-08
SIGEOM	Texture	BC	Brèche à coussins ordinaires isolés	PRO2000-08
SIGEOM	Texture	BG	Brèche à coussins peu serrés	PRO2000-08
SIGEOM	Texture	BF	Brèche à méga-coussins isolés	PRO2000-08
SIGEOM	Texture	BB	Brèche à mini-coussins isolés	PRO2000-08
SIGEOM	Texture	BQ	Brèche de coulée / Brèche de lave	PRO2000-08
SIGEOM	Texture	BH	Brèche de coussins désagrégés / brisés	PRO2000-08
SIGEOM	Texture	BK	Brèche de coussins fragmentés	PRO2000-08
SIGEOM	Texture	BN	Brèche d'intrusion	PRO2000-08
SIGEOM	Texture	BP	Brèche pyroclastique	PRO2000-08
SIGEOM	Texture	BT	Brèche tectonique	PRO2000-08
SIGEOM	Texture	BR	Bréchique / Brèche	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	BY	Broyage	PRO2000-08
SIGEOM	Texture	CA	Cailloux 4-64 mm	PRO2000-08
SIGEOM	Texture	PK	Cailloux alignés «pebble stringers»	PRO2000-08
SIGEOM	Texture	CN	Cannelure	PRO2000-08
SIGEOM	Texture	CQ	Cataclastique	PRO2000-08
SIGEOM	Texture	CE	Cendre (à)	PRO2000-08
SIGEOM	Texture	VP	Centre volcanique/ faciès proximal	PRO2000-08
SIGEOM	Texture	DN	Cheminée d'alimentation (dyke nourricier)	PRO2000-08
SIGEOM	Texture	CV	Cheminée volcanique	PRO2000-08
SIGEOM	Texture	CH	Chenal	PRO2000-08
SIGEOM	Texture	CD	Chenal d'érosion (à)	PRO2000-08
SIGEOM	Texture	CG	Chenalisé	PRO2000-08
SIGEOM	Texture	CS	Cisaillé(e)	PRO2000-08
VIA	Texture	CIS	Cisaillement	
SIGEOM	Texture	JC	Columnaire/ (joints en colonnes)	PRO2000-08
SIGEOM	Texture	CB	Convolutions (à)	PRO2000-08
SIGEOM	Texture	KO	Coronitique	PRO2000-08
SIGEOM	Texture	NM	Coulé massive à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	CL	Coulée	PRO2000-08
SIGEOM	Texture	NC	Coulée coussinée à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	FZ	Coulée fragmentée	PRO2000-08
SIGEOM	Texture	CK	Coulée massive	PRO2000-08
SIGEOM	Texture	CZ	Coulée massive à surface coussinée	PRO2000-08
SIGEOM	Texture	CW	Coulée massive grenue et/ou partie basale grenue de coulée	PRO2000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08
SIGEOM	Texture	XP	Coussins allongés	PRO2000-08
SIGEOM	Texture	FP	Coussins aplatis	PRO2000-08
SIGEOM	Texture	MD	Coussins en molaire	PRO2000-08
SIGEOM	Texture	CF	Coussins fragmentés	PRO2000-08
SIGEOM	Texture	CI	Coussins isolés	PRO2000-08
SIGEOM	Texture	CJ	Coussins jointifs	PRO2000-08
SIGEOM	Texture	CT	Crescumulat	PRO2000-08
SIGEOM	Texture	CR	Cristalloblastique	PRO2000-08
SIGEOM	Texture	CX	Cristaux (en)	PRO2000-08
SIGEOM	Texture	CP	Cryptalguaire	PRO2000-08
SIGEOM	Texture	CU	Cumulat (à)	PRO2000-08
SIGEOM	Texture	CM	Cumulite	PRO2000-08
SIGEOM	Texture	DS	Cupules («dish structure»)	PRO2000-08
SIGEOM	Texture	CY	Cyclique(Cyclicité)	PRO2000-08
SIGEOM	Texture	DG	Désagrégés / brisés	PRO2000-08
SIGEOM	Texture	DQ	Diabasique	PRO2000-08
SIGEOM	Texture	DB	Diablastique	PRO2000-08
SIGEOM	Texture	DC	Diaclasé	PRO2000-08
SIGEOM	Texture	DR	Direction de courant	PRO2000-08
SIGEOM	Texture	DE	Direction d'écoulement de coulés	PRO2000-08
SIGEOM	Texture	DD	Discordance	PRO2000-08
SIGEOM	Texture	DK	Drusique	PRO2000-08
SIGEOM	Texture	DU	Dunes	PRO2000-08
SIGEOM	Texture	DW	Durchbewegung	PRO2000-08
SIGEOM	Texture	SB	Échappement (structure d')	PRO2000-08
SIGEOM	Texture	ED	Écharde	PRO2000-08
SIGEOM	Texture	EO	Écoulement (structure d')	PRO2000-08
SIGEOM	Texture	EF	Effondrement (structure d')	PRO2000-08
SIGEOM	Texture	EL	Empreinte de cannelures	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	EC	Empreinte de charge (« load cast»)	PRO2000-08
SIGEOM	Texture	EI	Empreinte d'impact	PRO2000-08
SIGEOM	Texture	EE	En échelon	PRO2000-08
SIGEOM	Texture	ES	En festons	PRO2000-08
SIGEOM	Texture	EN	Enclave	PRO2000-08
SIGEOM	Texture	EM	Encroûtement («crustification»)	PRO2000-08
SIGEOM	Texture	EP	Épiclastique	PRO2000-08
SIGEOM	Texture	EQ	Équigranulaire	PRO2000-08
SIGEOM	Texture	ER	Excroissances	PRO2000-08
SIGEOM	Texture	EX	Extrusif (ve)	PRO2000-08
SIGEOM	Texture	FJ	Faille intra-formationnelle	PRO2000-08
SIGEOM	Texture	FV	Faille synvolcanique	PRO2000-08
SIGEOM	Texture	FD	Fente de dessication	PRO2000-08
SIGEOM	Texture	FM	Fente de refroidissement	PRO2000-08
SIGEOM	Texture	FI	Fibreux (se)	PRO2000-08
SIGEOM	Texture	FB	Fibroblastique	PRO2000-08
SIGEOM	Texture	FS	Filandré « Flaser »	PRO2000-08
SIGEOM	Texture	FH	Filons-couches cogénitiques (synvolcaniques)	PRO2000-08
SIGEOM	Texture	FE	Flammes	PRO2000-08
SIGEOM	Texture	FL	Flué, par fluage - fluidal	PRO2000-08
SIGEOM	Texture	FL	Fluidal(e) (à structure)	PRO2000-08
SIGEOM	Texture	FT	Flûte («flutecast»)	PRO2000-08
SIGEOM	Texture	FX	Flûte déformée par surcharge	PRO2000-08
SIGEOM	Texture	FO	Folié(e)	PRO2000-08
SIGEOM	Texture	FF	Fossilifère	PRO2000-08
SIGEOM	Texture	FA	Fracturé(e)	PRO2000-08
SIGEOM	Texture	FC	Fractures radiales dans les coussins	PRO2000-08
SIGEOM	Texture	FG	Fragmenté	PRO2000-08
SIGEOM	Texture	FW	Fragments allongés «monomictes»/monogéniques	PRO2000-08
SIGEOM	Texture	FU	Fragments allongés «polymictic»/polygéniques	PRO2000-08
SIGEOM	Texture	FQ	Fragments aplatis «monomictic»/monogénique	PRO2000-08
SIGEOM	Texture	FK	Fragments aplatis «polymictic»/polygénique	PRO2000-08
SIGEOM	Texture	FR	Frites («pencil structure») (en crayon)	PRO2000-08
SIGEOM	Texture	GA	Galets (à)(64-256 mm)	PRO2000-08
SIGEOM	Texture	GE	Géode	PRO2000-08
SIGEOM	Texture	GB	Gloméroblastique	PRO2000-08
SIGEOM	Texture	GC	Gloméroclastique	PRO2000-08
SIGEOM	Texture	GX	Glomérocristallin(e)	PRO2000-08
SIGEOM	Texture	GH	Gloméroporphyrique	PRO2000-08
SIGEOM	Texture	NR	Gneiss à crayons	PRO2000-08
SIGEOM	Texture	GD	Gneiss droit («straight gneiss»)	PRO2000-08
SIGEOM	Texture	GS	Gneissique	PRO2000-08
SIGEOM	Texture	GW	Gradation densimétrique	PRO2000-08
SIGEOM	Texture	VG	Gradation granulométrique	PRO2000-08
SIGEOM	Texture	GF	Grains fins (à) < 1mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GG	Grains grossiers (à) >5 mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GM	Grains moyens (à) 1-5 mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GT	Grains très fins	PRO2000-08
SIGEOM	Texture	GO	Grains très grossiers	PRO2000-08
SIGEOM	Texture	GR	Granoblastique	PRO2000-08
SIGEOM	Texture	GI	Granoclassement inverse	PRO2000-08
SIGEOM	Texture	GJ	Granoclassement inverse suivi de normal	PRO2000-08
SIGEOM	Texture	GN	Granoclassement normal	PRO2000-08
SIGEOM	Texture	GK	Granoclassement normal suivi d'inverse	PRO2000-08
SIGEOM	Texture	GQ	Granoclastique	PRO2000-08
SIGEOM	Texture	GY	Granophyrique	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	GU	Granules (à) (2-4 mm)	PRO2000-08
SIGEOM	Texture	GP	Graphique	PRO2000-08
SIGEOM	Texture	GV	Griffon	PRO2000-08
SIGEOM	Texture	HA	Harrisitic	PRO2000-08
SIGEOM	Texture	HE	Hélicitique	PRO2000-08
SIGEOM	Texture	HU	Hétéradcumulat	PRO2000-08
SIGEOM	Texture	HB	Hétéroblastique	PRO2000-08
SIGEOM	Texture	HK	Hétérogène	PRO2000-08
SIGEOM	Texture	HG	Hétérogranulaire	PRO2000-08
SIGEOM	Texture	HC	Holocristallin(e)	PRO2000-08
SIGEOM	Texture	HH	Holohyalin(e)	PRO2000-08
SIGEOM	Texture	HL	Hololeucocrate	PRO2000-08
SIGEOM	Texture	HM	Holomélanocrate	PRO2000-08
SIGEOM	Texture	HQ	Homéoblastique	PRO2000-08
SIGEOM	Texture	HJ	Homogène	PRO2000-08
SIGEOM	Texture	HT	Homotactique	PRO2000-08
SIGEOM	Texture	HY	Hyaloclastites	PRO2000-08
SIGEOM	Texture	HR	Hyaloclastites remaniées	PRO2000-08
SIGEOM	Texture	HP	Hyalopilitique	PRO2000-08
SIGEOM	Texture	TH	Hyalotuf	PRO2000-08
SIGEOM	Texture	HD	Hypidiomorphe	PRO2000-08
SIGEOM	Texture	HX	Hypocristallin(e)	PRO2000-08
SIGEOM	Texture	IM	Imbrication de cailloux, blocs	PRO2000-08
SIGEOM	Texture	IP	Imprégnation	PRO2000-08
SIGEOM	Texture	IS	Intersertale	PRO2000-08
SIGEOM	Texture	IT	Intraclastes (à)	PRO2000-08
SIGEOM	Texture	IR	Intraformationnel(le)	PRO2000-08
SIGEOM	Texture	IU	Intrusif(ve) / injection	PRO2000-08
SIGEOM	Texture	IC	Iridescence	PRO2000-08
SIGEOM	Texture	IL	Isolés	PRO2000-08
SIGEOM	Texture	JC	Joints en colonnes	PRO2000-08
SIGEOM	Texture	KR	Karstique	PRO2000-08
SIGEOM	Texture	LU	Labradorescence	PRO2000-08
SIGEOM	Texture	LA	Laminaire (laminé)	PRO2000-08
SIGEOM	Texture	LC	Laminations convolutées	PRO2000-08
SIGEOM	Texture	CP	Laminations cryptalgaires	PRO2000-08
SIGEOM	Texture	LQ	Laminations obliques	PRO2000-08
SIGEOM	Texture	LO	Laminations ondulantes	PRO2000-08
SIGEOM	Texture	LL	Laminations ondulantes lenticulaires	PRO2000-08
SIGEOM	Texture	LP	Laminations parallèles	PRO2000-08
SIGEOM	Texture	LI	Lapilli (à)	PRO2000-08
SIGEOM	Texture	TO	Lapillistone	PRO2000-08
SIGEOM	Texture	LT	Lattes (en)	PRO2000-08
SIGEOM	Texture	LV	Lave / coulée de lave	PRO2000-08
SIGEOM	Texture	LK	Lave en blocs	PRO2000-08
SIGEOM	Texture	LF	Lépidoblastique	PRO2000-08
SIGEOM	Texture	LX	Leucocrate	PRO2000-08
SIGEOM	Texture	LS	Leucosome	PRO2000-08
SIGEOM	Texture	SA	Lité(e), stratifié(e)	PRO2000-08
SIGEOM	Texture	AG	Lits amalgamés	PRO2000-08
SIGEOM	Texture	LN	Lits d'épaisseur moyenne (10 à 25 cm)	PRO2000-08
SIGEOM	Texture	LG	Lits épais (>25 cm)	PRO2000-08
SIGEOM	Texture	LD	Lits lenticulaires	PRO2000-08
SIGEOM	Texture	LM	Lits minces (1-10 cm)	PRO2000-08
SIGEOM	Texture	LB	Lobe	PRO2000-08
SIGEOM	Texture	MC	Mégacoussins (à)	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	MP	Mégaporphyrique	PRO2000-08
SIGEOM	Texture	MX	Mélanocrate	PRO2000-08
SIGEOM	Texture	MS	Mélanosome	PRO2000-08
SIGEOM	Texture	MK	Mésocrate	PRO2000-08
SIGEOM	Texture	MF	Mésocumulat	PRO2000-08
SIGEOM	Texture	ME	Métamorphisé	PRO2000-08
SIGEOM	Texture	ML	Miarolitique	PRO2000-08
SIGEOM	Texture	MT	Micritique	PRO2000-08
SIGEOM	Texture	MB	Microbrèche	PRO2000-08
SIGEOM	Texture	MI	Microlitique	PRO2000-08
SIGEOM	Texture	MR	Microporphyrique	PRO2000-08
SIGEOM	Texture	MU	Minicoussins (à)	PRO2000-08
SIGEOM	Texture	MZ	Mobilisat	PRO2000-08
SIGEOM	Texture	MM	Monogénique «Monomictic»	PRO2000-08
SIGEOM	Texture	MO	Mosaïque	PRO2000-08
SIGEOM	Texture	MN	Mylonitique	PRO2000-08
SIGEOM	Texture	MY	Myrmékitique	PRO2000-08
SIGEOM	Texture	NB	Nébulitique	PRO2000-08
SIGEOM	Texture	NE	Nématoblastique	PRO2000-08
SIGEOM	Texture	NS	Néosome	PRO2000-08
SIGEOM	Texture	NY	Noyaux	PRO2000-08
SIGEOM	Texture	OC	Ocellaire	PRO2000-08
SIGEOM	Texture	OE	Oeillé(e)	PRO2000-08
SIGEOM	Texture	OI	Oliïkocryst (à)	PRO2000-08
SIGEOM	Texture	OO	Oolitique	PRO2000-08
SIGEOM	Texture	OP	Ophitique	PRO2000-08
SIGEOM	Texture	OR	Orbiculaire	PRO2000-08
SIGEOM	Texture	OU	Orthocumulat	PRO2000-08
SIGEOM	Texture	PS	Paléosome	PRO2000-08
SIGEOM	Texture	PE	Paléosurface d'érosion	PRO2000-08
SIGEOM	Texture	PA	Panidiomorphe	PRO2000-08
SIGEOM	Texture	PV	Patron d'interférence	PRO2000-08
SIGEOM	Texture	PG	Pegmatitique	PRO2000-08
SIGEOM	Texture	PL	Pellets (à)	PRO2000-08
SIGEOM	Texture	PD	Péloïdes	PRO2000-08
SIGEOM	Texture	PT	Perlitique	PRO2000-08
SIGEOM	Texture	LR	Peu serrés (loosely packed)	PRO2000-08
SIGEOM	Texture	PH	Phanéritique	PRO2000-08
SIGEOM	Texture	PI	Phénocristique	PRO2000-08
SIGEOM	Texture	PZ	Plis ptygmatiques	PRO2000-08
SIGEOM	Texture	PU	Plutonique	PRO2000-08
SIGEOM	Texture	PC	Poecilitique	PRO2000-08
SIGEOM	Texture	PB	Poeciloblastique	PRO2000-08
SIGEOM	Texture	PM	Polygénique /«polymictic»	PRO2000-08
SIGEOM	Texture	PN	Ponce	PRO2000-08
SIGEOM	Texture	PP	Porphyre	PRO2000-08
SIGEOM	Texture	PO	Porphyrique	PRO2000-08
SIGEOM	Texture	PQ	Porphyroblastique	PRO2000-08
SIGEOM	Texture	PJ	Porphyroclastique	PRO2000-08
SIGEOM	Texture	PX	Prismatique	PRO2000-08
SIGEOM	Texture	PF	Protoclastique	PRO2000-08
SIGEOM	Texture	PR	Pyroclastique	PRO2000-08
SIGEOM	Texture	RO	Radeaux (en)	PRO2000-08
SIGEOM	Texture	RK	Rapakivique	PRO2000-08
SIGEOM	Texture	RG	Régolite	PRO2000-08
SIGEOM	Texture	RN	Remanié(e)	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	RL	Remplacement	PRO2000-08
SIGEOM	Texture	RF	Réniforme	PRO2000-08
SIGEOM	Texture	RE	Réticulé(e)	PRO2000-08
SIGEOM	Texture	RC	Rides de courant	PRO2000-08
SIGEOM	Texture	RP	Rides de plage	PRO2000-08
SIGEOM	Texture	RM	Rill mark(s)	PRO2000-08
SIGEOM	Texture	RI	Rip-up clast(s)	PRO2000-08
SIGEOM	Texture	RQ	Ruban de quartz	PRO2000-08
SIGEOM	Texture	RU	Rubané(e)	PRO2000-08
SIGEOM	Texture	RA	Rubanement concentrique	PRO2000-08
SIGEOM	Texture	LJ	Rubanement de diffusion («Liesegang rings»)	PRO2000-08
SIGEOM	Texture	RS	Rubanement symétrique	PRO2000-08
SIGEOM	Texture	RT	Rubanement tectonique	PRO2000-08
SIGEOM	Texture	SD	Saccaroïdale (granoblastique)	PRO2000-08
SIGEOM	Texture	SC	Schisteux	PRO2000-08
SIGEOM	Texture	SH	Schlieren	PRO2000-08
SIGEOM	Texture	SR	Scoriacé(e)	PRO2000-08
SIGEOM	Texture	SV	shatter cone	PRO2000-08
SIGEOM	Texture	SL	Slump	PRO2000-08
SIGEOM	Texture	SM	Sommital(e)	PRO2000-08
SIGEOM	Texture	SP	Sphérolitique	PRO2000-08
SIGEOM	Texture	SX	Spinifex (à)	PRO2000-08
SIGEOM	Texture	SN	Stratifications / laminations obliques planaires	PRO2000-08
SIGEOM	Texture	SQ	Stratifications / laminations obliques tangentielles	PRO2000-08
SIGEOM	Texture	SF	Stratifications entrecroisées defosse	PRO2000-08
SIGEOM	Texture	ST	Stratifié(e) / stratiforme	PRO2000-08
SIGEOM	Texture	SG	Streaky mafiques en trait	PRO2000-08
SIGEOM	Texture	SI	Strie	PRO2000-08
SIGEOM	Texture	SK	Stromatic	PRO2000-08
SIGEOM	Texture	SU	Stromatolitique	PRO2000-08
SIGEOM	Texture	DW	Structure «durchbewegung »	PRO2000-08
SIGEOM	Texture	ET	Structure de percement («piercement»)	PRO2000-08
SIGEOM	Texture	PW	Structure en peigne («comb»)	PRO2000-08
SIGEOM	Texture	SY	Stylolites	PRO2000-08
SIGEOM	Texture	SO	Subophitique	PRO2000-08
SIGEOM	Texture	SE	Surface d'érosion	PRO2000-08
SIGEOM	Texture	TA	Tabulaire	PRO2000-08
SIGEOM	Texture	TT	Talus (de)	PRO2000-08
SIGEOM	Texture	TE	Tectonique	PRO2000-08
SIGEOM	Texture	YH	Tectonique hétéroclastique	PRO2000-08
SIGEOM	Texture	YL	Tectonite en L	PRO2000-08
SIGEOM	Texture	YS	Tectonite en L/S	PRO2000-08
SIGEOM	Texture	YZ	Tectonite en S	PRO2000-08
SIGEOM	Texture	YM	Tectonite homoclastique	PRO2000-08
SIGEOM	Texture	TF	Tracesfossiles (trous de vers, etc.)	PRO2000-08
SIGEOM	Texture	TR	Trachytique / trachytoïde	PRO2000-08
SIGEOM	Texture	TP	Trempe (de)	PRO2000-08
SIGEOM	Texture	TM	Tuf à blocs	PRO2000-08
SIGEOM	Texture	TZ	Tuf à blocs et tuf à lapilli	PRO2000-08
SIGEOM	Texture	TD	Tuf à cendre	PRO2000-08
SIGEOM	Texture	TX	Tuf à cristaux	PRO2000-08
SIGEOM	Texture	TL	Tuf à lapilli	PRO2000-08
SIGEOM	Texture	TY	Tuf à lapilli et tuf à blocs	PRO2000-08
SIGEOM	Texture	TC	Tuf cherteux	PRO2000-08
SIGEOM	Texture	TG	Tuf graphiteux	PRO2000-08
SIGEOM	Texture	TI	Tuf lithique	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	TS	Tuf soudé	PRO2000-08
SIGEOM	Texture	TU	Tufacé	PRO2000-08
SIGEOM	Texture	TB	Turbidite (voir guide des géofiches)	PRO2000-08
SIGEOM	Texture	VA	Variolitique	PRO2000-08
SIGEOM	Texture	VE	Vesiculaire	PRO2000-08
SIGEOM	Texture	VI	Vitreux(se)	PRO2000-08
SIGEOM	Texture	VO	Volcanique	PRO2000-08
SIGEOM	Texture	VC	Volcanoclastites	PRO2000-08
SIGEOM	Texture	XB	Xénoblastique	PRO2000-08
SIGEOM	Texture	XM	Xénomorphe	PRO2000-08
SIGEOM	Texture	ZS	Zone de cisaillement	PRO2000-08
SIGEOM	Texture	ZC	Zone de contact	PRO2000-08
SIGEOM	Texture	ZD	Zone de déformation	PRO2000-08
SIGEOM	Texture	ZF	Zone de faille	PRO2000-08
SIGEOM	Texture	ZM	Zone minéralisée	PRO2000-08
SIGEOM	Texture	ZR	Zone rouillée	PRO2000-08
SIGEOM	Texture	AI	Amas irréguliers, agrégats	PRO2000-08
SIGEOM	Texture	OL	Colloforme	PRO2000-08
SIGEOM	Texture	CC	Concrétion(s) nodules	PRO2000-08
SIGEOM	Texture	DT	Dendritique	PRO2000-08
SIGEOM	Texture	DI	Disséminé	PRO2000-08
SIGEOM	Texture	FN	Filonien	PRO2000-08
SIGEOM	Texture	RB	Framboïdal	PRO2000-08
SIGEOM	Texture	ID	Idiomorphe	PRO2000-08
SIGEOM	Texture	IG	Intergranulaire	PRO2000-08
SIGEOM	Texture	LE	Lenticulaire	PRO2000-08
SIGEOM	Texture	MA	Massif(ve)	PRO2000-08
SIGEOM	Texture	NO	Nodulaire	PRO2000-08
VIA	Texture	SSM	Semi-Massif	
SIGEOM	Texture	SW	Stockwerk	PRO2000-08
SIGEOM	Texture	SJ	Stratoïde («stratabound»)	PRO2000-08
SIGEOM	Texture	SS	Stringer	PRO2000-08
SIGEOM	Texture	PY	Structure en cocarde (crustification , «cockade»)	PRO2000-08
VIA	Texture	VN	Veine	

APPENDIX 2

LIST OF CLAIMS

INFORMATION AVAILABLE ON
DEMAND ADDRESSED TO

VIRGINIA MINES INC.
Toll Free: (800) 476-1853
Email: info@minesvirginia.com

APPENDIX 3

ASSAY RESULTS

INFORMATION AVAILABLE ON
DEMAND ADDRESSED TO

VIRGINIA MINES INC.
Toll Free: (800) 476-1853
Email: info@minesvirginia.com

APPENDIX 4

DRILLHOLE LOGS

INFORMATION AVAILABLE ON
DEMAND ADDRESSED TO

VIRGINIA MINES INC.
Toll Free: (800) 476-1853
Email: info@minesvirginia.com

APPENDIX 5

QC-QA COULON PROJECT 2012

INFORMATION AVAILABLE ON DEMAND ADDRESSED TO

VIRGINIA MINES INC.
Toll Free: (800) 476-1853
Email: info@minesvirginia.com

APPENDIX 6

STANDARD CERTIFICATES CDN-SE-1 and CDN-SE-2

INFORMATION AVAILABLE ON
DEMAND ADDRESSED TO

VIRGINIA MINES INC.
Toll Free: (800) 476-1853
Email: info@minesvirginia.com

Original

000-29880
Commission File Number

TITLE PAGE

Form 43-101A1
Technical Report

Technical Report and Recommendations
Summer 2012 Prospecting Program, Lac Pau Project, Quebec

VIRGINIA MINES INC.
December 2012

Prepared by:

Jérôme Lavoie, Eng., M.Sc.A.
Senior Project Geologist
Virginia Mines Inc.

And

Tonny Girard, E.I.T.
Geologist
Virginia Mines Inc.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF ILLUSTRATIONS

LIST OF PICTURES

LIST OF APPENDICES

ITEM 1 - SUMMARY

The Lac Pau property is located in the James Bay region (Caniapiscau MRC) just to the north of the Caniapiscau Reservoir, 70 km to the northeast of the Trans-Taiga all season road and Brisay Power House (Figure 1). An airstrip and many outfitters are present on the property which is accessible via a 65 km summer gravel road.

The property is 100% owned by Mines Virginia Inc. but an option agreement was signed with IAMGOLD Corp. in June 22th 2011. Under the terms of the agreement, IAMGOLD has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in exchange for $6 M in exploration work over a seven-year period and total cash payments of $130,000 on or before the 3rd anniversary of the agreement. Virginia Mines Inc. will be the operator until the completion of a positive pre-feasibility study.

Since 2006, successful surface and drilling exploration programs were realized on Lac Pau area and led to discovering of several gold showings. These showings are observed in a kilometric-scale, gold-bearing deformation corridor hosted in a regional-scale granodiorite intrusion. The Lac Pau Deformation Zone (LPDZ; Simard and *al.*, 2009a) hosts the Tricorne showing: **(9.02 g/t Au over 5.0 m including 17.48 g/t Au over 2.0 m in channeling and 3.43 g/t Au over 6.0 m in drilling)**, the Hope showing: **(2.27 g/t Au over 10 m including 3.91 g/t Au over 5.0 m in channeling and 69.78 g/t Au (24.15 cut) over 1.2 g/t Au including 112.5 g/t Au over 0.7 m in drilling),** the Jedi showing: **(2.35 g/t Au over 6.0 m including 5.36 g/t Au over 1.0 m in channeling and 1.74 g/t Au over 31.50 m including 5.91 g/t Au over 1.50 m included in a large anomalous gold halo that returned 0.97 g/t Au over 69.00 m),** the Jedi Extension showing: **(1.01 g/t Au over 6.30 m in channeling and 0.53 g/t Au over 44.6 m including 1.08 g/t Au over 11.0 m in drilling)**, the Beausac-2 showing: **(5.20 g/t Au over 7.0 m including 14.43 g/t Au over 2.0 m in channeling),** the Obiwan showing: **(2.10 g/t Au over 5.0 m including 4.73 g/t Au over 2.0 m in channeling)** and the JAL-PPG showing: **(2.70 g/t Au over 10.0 m including 10.74 g/t Au over 2.0 m and 10.95 g/t Au over 1.0 m in channeling)**.

Following the favourable results obtained during 2012 winter drilling campaign, a prospecting program was proposed and took place during summer 2012. The winter 2012 drill campaign has confirmed the extension and improvement at shallow depth of Jedi zone and has confirmed the lateral continuity over up to 2 km of Jedi Extension zone. The mineralization in Jedi-Jedi Extension zone is known, at this time, over 2.9 km and remains poorly explored at depth. The mineralized zone returned pluri-metric near-economic gold values and remains open in all directions. The prospecting works demonstrate that the magnetic contact between granodiorite Beausac suite intrusion (Lac Pau porphyry) and paragneiss? or fine grained granodiorite of Grosbois complex is a long and open fertile gold-bearing corridor.

During the summer 2012 program, 12 targets were defined for rigorous ground prospecting. A total of 509 outcrops and 31 boulders were described and 87 multi-elements analyses (2 samples lost by the laboratory), 48 whole rock analyses (lithogeochemistry) were obtained and 209 structural measurements were taken. Twenty-one (21) channels were performed on Jedi zone, Tricorne zone, Tricorne Sud zone and Cu-Hébert area. A total of 187.5 meters was sawed and 188 samples were send to the laboratory for multi-element analyses. Furthermore, a large till survey was performed in the south part of the property and a total of 275 samples were taken. The best gold intersections obtained are **(1) 3.43 g/t Au over 3.0 m including 4.75 g/t Au over 2.0 m on Jedi zone and 1.48 g/t Au over 8.0 m on Tricorne zone.** These two intersections are located on showings already known. No new gold-bearing gold was discovered during the 2012 summer campaign.

This report presents the main results obtained during the 2012 prospecting program. The author strongly recommends, in first time, the continuation of investigation by drilling of the Jedi and Jedi Extension gold-bearing corridor. The pursuit of the exploration works will allow to extend at depth the Jedi-Jedi Extension zones and to refine the understanding of the geometry of these gold-bearing zones. In second time, more exploration drillholes must be performed for the discovering of new gold-bearing corridor (Obiwan and Hope area, IP anomalies, etc.). Finally, a 3D IP inversion could help to identify the best anomalies for future drilling campaign.

ITEM 2 - INTRODUCTION

Since 2006, many Au±Ag±Cu±Mo showings have been discovered on Pau Lake property (Lavoie et *al.*, 2007 and 2008, Lavoie and Archer, 2010a and 2010b, Savard and Lévesque, 2011, Lavoie and *al.*, 2011, Lavoie and *al.*, 2012, Lavoie, 2012). Following the drilling program completed during summer 2011, Virginia pursued exploration and prospecting works during summer of 2012. This exploration phase took place from July 14th to August 5th 2012 and was focused on ground prospecting on 12 targets defined by a large compilation and the presence of favorable lithology and equally a large till survey. The fieldwork was executed by Jérôme Lavoie (Eng. And M. Sc.A.), Pascal Simard (E.I.T.), Tonny Girard (E.I.T.), Simon Hébert (Geo. In training), Frédéric Hamel (Student), Alexandre Rodgrigue (Student), Alexandre Martel (Student), Anne-Laurence Paquette (Student), Jean-Daniel Fortin (Student), Martin Gagnon-Renaud (Technician) and Catherine Provost (Cook) from Virginia Mines. All the fieldworks were supervised by the author and Pascal Simard.

This report provides the status of current technical geological information relevant to Virginia Mines' last exploration program on the Lac Pau project in Québec and has been prepared in accordance with the Form 43-101 Technical Report format outlined under NI-43-101 c.V-1.1, r.15 (last amended in force on June 30th, 2011). The report also provides recommendations for future work.

Author Jérôme Lavoie, engineer with M.Sc. A. in Economic geology and Virginia's Senior Project Geologist manages the Lac Pau project and supervises all fieldwork conducted by Virginia Mines on the project since 2006. All the fieldworks were supervised by the author who was in the field from 14th to 26th July 2012.

ITEM 3 – RELIANCE ON OTHER EXPERTS

The till survey was realized by Services Techniques Géonordic (S.T.G.) and supervised by Rémi Charbonneau (Ph.D., P. Geo., OGQ #290) of Consultants Islandsis. The interpretation will be available in an interpretation report.

ITEM 4 – PROPERTY DESCRIPTION AND LOCATION

The Lac Pau property is located in the James Bay region just to the north of the Caniapiscau Reservoir, 70 km to the northeast of the Trans-Taiga all season road (Figures 1 and 2). The property comprises 816 designated cells for a total surface area of 390.8 km^2 (Figure 2). The coordinates and maps covered by the project are:

Latitude:	54°87' North
Longitude:	-69°96' West
SNRC:	23K/13, 23L/16 and 23N/4
Datum:	Nad83
Zone :	19
NTS:	446 000 mE
	6084 500 mN

Claims list is present at the appendix 1.

ITEM 5 – ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Lac Pau camp is located at kilometre 657 on the Trans-Taïga road and approximately 70 km north-east of the Brisay PowerStation (Figure 1). The Trans-Taïga road is accessible all-season up to Brisay. From Brisay to Lac Pau, the gravel road is passable only in summer. To access the camp, vehicles follow the directions to the Duplanter or Air Saguenay and Explo Sylva Outfitters from Brisay. A landing airstrip is present and operational all summer long at 10 km of Lac Pau camp. All gravel roads are privately owned by Hydro-Québec and their maintenance is the responsibility of Les Services Naskapi Enr.

The main showings are located at a maximum of 15 kilometers NE of the Lac Pau Camp and a maximum of 10 kilometers to the NE of the Caniapiscau airstrip. Trucks and helicopter Astar BA+ from Héli-Inter was used for crew transportation. All equipments, including fuel and supplies, were carried directly to the campsite by truck from the Abitibi region. Fontanges airport, also accessible by the Trans-Taïga all-season gravel road, is the nearest all-season facility for aerial transportation.

The landscape of the study area is relatively uneven with altitude ranging from 400 to 580 meters. The hydrographic system includes many large lakes (Pau Lake) and a major old river (Caniapiscau River). The hydrographic network was modified by human with dam construction and flooding of the Caniapiscau reservoir. Vegetation is typical of taiga including areas covered by swamp, forest and others, typically at the top of hills, devoid of trees.

ITEM 8 – HISTORY

Table 1 summarises all the history of work performed in the area of Lac Pau.

Table 1- Summary of previous work in the Lac Pau project area

SDBJ (1972) -Évaluation du potentiel minier du bassin de la Baie James (GM 34000). SDBJ (1974) -Summary report on mineral resource studies in the James Bay (GM 34002). SDBJ (1975) -Lake Sediment Geochemistry. (GM 34036). SDBJ (1975) -Geological study of mineral potential (GM 34001). SDBJ - SERU Nucléaire (Canada) Ltée. (1977) -Prospecting for Uranium. (GM: 34156, 57676). SDBJ (1986) -Lake Sediment Geochemistry (GM 34039). BHP Minerals Canada Ltd - IOS Services Géoscientifiques Inc. (1998) -Till Sampling Program (GM 59086) MRN (2000) -Geological Mapping (23L) (RG 2000-11). Mines Virginia Inc. (2006) -Prospecting and Channeling(GM-63498). -Discovery of Jedi showing (2.87 g/t Au) -Channelling of Jedi showing (2.35 g/t Au / 6.0m) - Discovery of Cu-Hébert Area (0.49% Cu) Mines Virginia Inc. (2007) -Prospecting and Channeling (GM-63495). -Heliborne MAG-EM Survey (GM-63497) (703 linear km @ N045 & 200m line spacing) -Petrographic study (GM-63496) -Till survey (GM-64298) -Discovery of TRICORNE Showing (grab sample up to 4.48 g/t Au; 7.70 g/t Ag & 0.16% Cu)

-Discovery of Jedi Extension showing (2,31 g/t Au; 5.60 g/t Ag; 1.67% As)
-Discovery of Obiwan showing (1.69 g/t Au)

MRNF (2008)
-Geological Mapping Région du réservoir Caniapiscau (SNRC 23K-23N) (RG 2009-04).
-Discovery of Beausac-2 showing (2.27 g/t Au; 2.45% Cu & 101 g/t Ag)

Virginia Mines Inc. (2009)
-Prospecting, Trenching and Channeling (GM-55058)
-Channelling of TRICORNE showing (9.02 g/t Au / 5.0m)
-Channelling of BEAUSAC-2 showing (5.20 g/t Au / 7.0m)
-Discovery of JAL showing (Channel: 2.70 g/t Au / 10.0m)

Virginia Mines Inc. (Winter 2010)
-Drilling Campaign (28 drillholes for 3612 m; GM-65383)
-Line Cutting (304 km); GM-65402
-Ground Magnetic Survey (99 km); GM-65402
-Induced Polarization (IP) Survey (213 km); GM-65402

Virginia Mines Inc. (Summer and Fall 2010)
-Prospecting, trenching and channeling (GM-65714)
-Trenching and channelling of IP anomalies
-Discovery and channelling of Hope showing (2.27 g/t Au / 10.0 m inc. 3.91 g/t Au / 5.0m)
-Channelling of Jedi Extension showing (1.04 g/t Au / 5.5m)

Virginia Mines Inc. (Winter 2011)
-Drilling Campaign (16 new drillholes and 2 previous holes extended for a total of 2776 m; GM-66264)
-Line Cutting (112 km); GM-66265
-Ground Magnetic Survey (200 km); GM-66265
-Induced Polarization (IP) Survey (140 km); GM-66265

Virginia Mines Inc. (Summer 2011)
-Prospecting, lithogeochemistry program, detail mapping and channeling (In deposition MRNF)
-Heliborne High Resolution aeromagnetic Survey (GM-66243)

Virginia Mines Inc. (Winter 2012)
-Drilling Campaign (15 drillholes for a total of 2969 m; In deposition MRNF)

ITEM 7 – GEOLOGICAL SETTING AND MINERALIZATION

The Lac Pau property is located in the Archean Superior Province, in the central part of the Ashuanipi high metamorphic-plutonic subprovince near the western contact with the La Grande volcano-sedimentary subprovince.

7.1 – Regional Geology

The Archean rocks of the Ashuanipi high metamorphic-plutonic complex are located in the extension of Opinaca and La Grande volcano-sedimentary subprovinces (Leclair and *al.*, 1998). The first known events in Ashuanipi subprovince correspond to volcanism and sedimentation between 2720 Ma and 2700 Ma and syn-volcanic magmatism (tonalitic to granodioritic in composition) until 2690 Ma (David et *al.*, 2009; Simard, 2008). These rocks were merged between 2682 and 2650 Ma (Leclair and *al.*, 1998; Chevé and Brouillette, 1995; Percival, 1993; Simard and *al.*, 2009a) to produce large diatexite units characteristic of Ashuanipi subprovince (Simard and *al.*, 2009b). These diatexites are cut by granitic to tonalitic intrusions (2650 and 2625 Ma; Simard and *al.*, 2009b). Finally, around 2570 Ma, fluorine-bearing anorogenic granite intrusions took place in Ashuanipi subprovince (Simard and *al.*, 2009b). Most of the rock units in the area of the Lac Pau property have been metamorphosed to the amphibolite to granulite facies.

For a complete description of the regional geology, the reader is referred to studies by Simard and *al.* (2009a and 2009b), Thériault and Chevé (2001) and Gosselin and Simard (2000), which deal with sheets 23N (Rivière Sérigny) and 23K (Réservoir Caniapiscau), respectively. A simplified description (mainly taken from these studies) of the most abundant lithostratigraphic assemblages mapped during our exploration work is included below.

7.1.1 – Grosbois Complex

The Grosbois complex is a lithodemic complex unit composed of two fractions: an old paleosome, a paragneiss and a more recent neosome of tonalitic to granitic composition, a mobilisate. The complex is subdivided in three (3) units: (1) biotite + orthopyroxene + garnet paragneiss, (2) biotite + orthopyroxene paragneiss and (3) biotite ± garnet paragneiss. The Grosbois Complex is particularly abundant SW of the Lac Pau property. Locally, decimetric to decametric banded iron formations is observed interlayed with paragneiss. Simard (2008) attributes an age of 2700 Ma to the sedimentation period that forms the metasediments of Grosbois Complex. The Grosbois Complex paragneiss and the Raynouard Group paragneiss, observed on Ashuanipi property, could be an equivalent.

7.1.2 – Beausac Suite

Beausac Suite was introduced in Lac Gayot area (Gosselin and Simard, 2000) to describe tonalites, quartziferous monzodiorite and granodiorite. Deformed tonalite sample gave an age of 2698.8 ± 0.8 Ma. This unit is composed of tonalite and granodiorite, fine to medium grained, foliated and affected by linear deformation. These rocks contain between 10 to 20% green hornblende and biotite. The tonalite contains some metric to decametric horizons of quartziferous diorite, 1-3% of centimetric to metric amphibolite or ultramafic enclaves and injected by 10% massive granitic or pegmatite (granitic to tonalitic in composition) dykes.

7.1.3 – Opiscoteo Suite

Opiscoteo Suite is a diatexite unit who characterizes Ashuanipi Subprovince. Leclair and *al.* (1998) subdivided Opiscoteo Suite into six (6) informal units based on these criterions: 1) presence or not of garnet; 2) enclaves and biotite schlierens (<25%: homogeneous and >25%: heterogeneous) and 3) enclaves composition. Numerous U/Pb datations on the Ashuanipi Subprovince place the Opiscoteo Suite diatexites formation between 2682 and 2630 Ma (Chevé et Brouillette, 1995; Percival, 1993; Leclair and *al.*, 1998; David and *al.*, 2009). The Lac Pau area diatexites are homogeneous biotite±garnet intrusive rocks formed by anatexis who result from Grosbois Complex advanced melting. The diatexites contains 10-25% enclaves and biotite schlieren, heterogranulars and injected of pegmatites. The rock composition varies from tonalitic to granitic.

7.1.4 – Caniapiscau Suite

Caniapiscau Suite is composed of tonalitic diatexite with numerous tonalitic, quartziferous dioritic, gabbro, ultramafic and amphibolite enclaves. The field observations suggest that diatexites can represent a partial melting of tonalites and diorites of Beausac Suite. Homogeneous diatexite sample (quartziferous diorite) gave an age U/Pb of 2664 +9/-7 Ma. This result indicates that partial melting of Canipiscau Suite is contemporary with partial melting of Opiscoteo Suite.

7.1.5 – Dervieux Suite

Dervieux Suite group homogeneous to heterogeneous porphyritic granite and granodiorite intrusion composed of 5-10% biotite ± hornblende and 5-20% K-Feldspars porphyry crystals (0,5 to 3 cm). The intrusive rocks are medium to coarse grained, massive to weakly foliated and can contains paragneiss enclaves.

7.1.6 – Joinville Suite

Joinville Suite forms numerous plurikilometric intrusions. The Joinville granite is homogeneous, massive, fine to medium grained, locally pegmatitic or porphyritic and contains 2-5% biotite ± chlorite ± magnetite.

7.2 – Local geology

The reader is referred to Figure 3 (in Pocket) for the geological interpretation and Lavoie and *al.* (2011) for more complete description of lithology observed on the Lac Pau area. All abbreviations used in the description of rocks come from Sharma (1996) and presented in appendix 2. The geology of Lac Pau property is characterized by the presence of metasedimentary? rocks from the Grosbois Complex and granodioritic to quartz monzo-dioritic intrusive rocks from the Beausac Suite. The dominant feature of this belt is the presence of several hectometre-scale (length) gold-bearing zones (Jedi, Jedi Extension, Tricorne, Hope, Obiwan and Beausac-2 gold-bearing zones) hosted in a granodiorite intrusion. Gold mineralization is closely associated with K-Feldspars-Chlorite-Silica-Sillimanite(Andalusite)±Cordierite±Sericite±Garnet±Fuchsite pre-metamorphic alteration along a regional open fold with axial plane oriented NW-SE (Figure 3). Metamorphism, deformation and alteration have modified the rocks described above and consequently, additional rock descriptions are required to illustrate the different facies encountered from the Grosbois Complex and the Beausac suite.

Most of the Lac Pau property is poor in outcrop exposure except for the old Caniapiscau riverbed that presents outcrop exposure in continuity. The riverbed exposes most of the contact between the Grosbois Complex metasedimentary rocks (low magnetic unit) and the Beausac suite (high Magnetic unit) and illustrated on Picture 1. Most of the mineralization outlined on the property occurs along this contact, mostly hosted within the granodiorite belonging to the Beausac suite rocks. The contact is also characterized by the presence of intense deformation zone, oriented NE to NW, that hosts most of the gold values. The Jedi, the Jedi Extension and the Beausac-2 gold showings all occur along the LPDZ located at the granodiorite / metasediment? interface in the old riverbed of the Caniapiscau river.


N
Beausac Suite
Grosbois Complex
Beausac Suite
Grosbois Complex
Beausac Suite
Grosbois Complex
Beausac Suite
Grosbois Complex
Beausac Suite
Grosbois Complex

Picture 1 –Magnetic contrast between Grosbois Complex (low magnetic unit) and Beausac Suite (high magnetic unit).

7.3 - Structural framework and deformation

The structural orientation of the lithologies encountered in the western part of the property is E-W while in the eastern part, the orientation turns to the NE and then to the NW. These orientations form a kilometre-scale open fold with an axial plane oriented NW-SE. According to Simard and *al.* (2009b), four (5) deformation events are observed in Lac Pau area:

A) Primary S_0 structures are obliterated by D1 and D2 events (not observed).
B) D1 is observed and can be separated in 3 events.
B1) D1a: well developed mineral foliation affecting Grosbois Complex and Beausac Suite rocks.
B2) D1b: Tight to isoclinal folds affecting D1a from the Grosbois Complex and Beausac Suite.
B3) D1c: Ductile deformation zones such as the Lac Pau deformation zone: protomylonitic and C-S fabric or stretching sub-horizontal lineation
C) The regional foliation is associated to D2.
D) The axial plane of the Lac Pau deformation zone is associated with deformation D3 and represented by tight folding or axial plan schistosity and oriented NW-SE to NE-SW. Lineations associated with this regional folding are oriented SW in the south flank and oriented NE on the north flank. On north flank, "s"-shape are most frequent and on the other hand, "z"-shape dominated on the south flank .
E) Late fragile deformation and manifested by the presence of faults and fractures (D5).

At the regional scale, the deformation is more complex. Deformation is very heterogeneous in intensity and distribution. It can vary from light to strong in a matter of metres. At first stage, Lac Pau porphyry with light deformation is actually documented and observed on the field. The first step of deformation is through the development of the schistosity, incipient or strong. It is incrementally followed by the development of a banding texture. The banding gives place to segregation between melanocratic and leucocratic phases producing a gneissic texture. This gneissic texture is generally associated with shear zone and CS fabric producing complex pattern. Locally, the CS fabric develops centimetric- to decimetric-scale "couloir" with a granoblastic texture. Increase of the deformation within the porphyry and the early schistosity which obscured the nature of the protolith is itself deformed through intrafolio folds. At this deformation facies, kinematic indicators are frequently conflicting and contradictory. In this case, "z"-shape and "s"-shape folding is observed in the same deformation "couloir" and with fold axis plunge variably in opposite direction.

The contrast of the deformation intensity is triggered by the underlying alteration (Chloritic-Potassic-Sillimanite). This latter is likely to have a higher water content (hydrolysis alteration processes), which lowers the melting point, triggers migmatism, which lowers internal cohesion and finally, enhances deformation ("en cascade" and auto-feedback process; Pearson and Lavoie, 2011).

7.3 - Mineralization

Mineralization appears as disseminations, millimetric-scale stringers, interstitial to silicate (quartz-felspars-cordierite) crystals, centimetric sulfide-burns, metric-scale amoeboid patches or kilometric-scale sheared corridors. Mineralized zones appear to be in spatial relationship with alteration (Silica-chlorite-potassic-Aluminous), deformation, veins and leucosomes injections and metamorphism. This observation clearly suggests an early emplacement of the mineralization. Geometric distribution of the mineralization is confined to the periphery of an intrusive complex (Lac Pau porphyry). Except for some short high grade intersections, most of the mineralization is in the range of 1-3 g/t Au. The mineralized zone is often accompanied with a large anomalous halo at around 300-500 ppb Au. Furthermore, a number of high grade results are potentially in close relation with the presence of pegmatites (resulting from small scale remobilization).

ITEM 8 – DEPOSIT TYPE

The overall context of the Lac Pau project presents similarities with Au-Ag±Cu±Mo intrusion-hosted porphyry-type deposit and high-grade metamorphic Archean gold-bearing shear zones and presents a very good potential for new gold discoveries along the 15 kilometres strike length of favourable stratigraphy. It could be compared to several other Au-Cu±Ag±Mo metamorphosed porphyry-type deposits around the world such as: (1) The 3.315 Ga Spinifex Ridge Porphyry Cu-Mo deposit (Australia, Pilbara craton) which has measured and indicated resources of 652 Mt at 0.8% Cu and 0.05% Mo (cut off at 0.02) or 191 Mt at 0.1% Cu and 0.08% Mo (cut off at 0.05); (2) Malanjkhand (India; multi-phasing batholite injected by aplitic and pegmatitic dykes) with estimated resources of 221 Mt at 1.35% Cu and 790 Mt at 0.83% Cu , 0.2 g/t Au, 6 g/t Ag and 40 ppm Mo; (3) Tallberd-Algtrask (North Sweden; metamorphosed Cu-Au±Mo porphyry injected by felsic pegmatites) with estimated resources of 44 Mt at 0.2 g/t Au and 0.27% Cu; (4) Chapada (Goias Brazil; 40 m thick mylonite zone interpreted as a trust fault associated with a regional faults system) with estimated resources in 2007 of 379 Mt at 0.36% Cu and 0.29 g/t Au and (5) Kopsa (Pohjanmaa area, Finland) a sub-economic deposit with 25 Mt at 0.15% Cu, 0.57 ppm Au and 4 ppm Ag.

ITEM 9 – EXPLORATION WORK

This section describes the helicopter supported ground prospecting campaign, channeling work and till survey realized during summer 2012. A total of 242 man/days were spent on the property from July to August. Channels were performed over natural outcrops on the old Caniapiscau riverbed.

Outcrop and boulder locations are presented in figure 4 (in pocket) and 5 respectively and described in detail in appendix 3. Grab samples (MEA and WRA) were illustrated on figure 6 in pocket and presented on appendix 4 and 5. All channel results are presented in appendix 6 with their original certificates in appendix 8. Structural measurements are listed in appendix 7 and illustrated in figure 3 in pocket. All anomalous grab and channel results are presented in figure 7 in pocket. The next paragraph describes in detail all prospecting work executed during 2012 summer campaign.

9.1 – Ground prospecting

The high resolution magnetic survey realized in fall 2011 and the compilation of the database have allowed us to identify twelve (12) geological targets for ground prospecting. These targets are mainly located outside of the grid and illustrated on the figure 8 and described in table 2. Each area was rigorously prospected using conventional methods (geological traverse, hand sampling, BeepMat™ prospecting, etc.). In the next paragraph, we describe the prospecting works by areas: northern, southern, western and central areas (Figure 7). All the significant values outlined from outcrops and/or boulders during 2012 campaign are listed in table 3.

Area	ID Target	Datum	Zone	UTM_E	UTM_N	Comments
Norther area	Target #1	83	19	443966	6094367	Beausac-3 area: grab sample up to 17 g/t Au, high magnetic contrast, presence of mafic-ultramafic dykes and altered granodiorite (chlorite-hematite-biotite)
	Target #2	83	19	442810	6088178	Potassic altered granodiorite based on lithogeochemistry, magnetic contrast and favorable lithology (porphyry intrusion)
	Target #3	83	19	446942	6090284	Occurrences of mafic-ultramafic dykes and chlorite alteration
				447167	6087732	Occurrences of mafic-ultramafic dykes and chlorite alteration
				449038	6094952	Occurrences of mafic-ultramafic dykes and chlorite alteration
	Target #4	83	19	438408	6091431	Magnetic contrast in a regional fold hinge
	Target #5	83	19	449321	6088440	Regional prospecting
				442523	6091309	Regional prospecting
Western area	Target #6	83	19	422639	6086389	Alteration zone (summer 2011), altered potassic granodiorite bases on lithogeochemistry, boulder 0.46 g/t Au, occurrences of silicification-hematization
	Target #7	83	19	420528	6092287	Altered rock mapped and occurrences of mafic-ultramafic dykes
Southern area	Target #8	83	19	434520	6076893	Garb up to 2.09 g/t Au and 0.65% Cu, magnetic contrast, chloritized and potassic altered granodiorite based on lithogeochemistry, many occurrences of sillimanite outcrop and mafic-ultramafic dykes
	Target #9	83	19	426908	6076884	Magnetic contrast, occurrences of hematite alteration and locally molybdenite mineralization
	Target #10	83	19	437040	6074830	Occurrences of sillimanite outcrops and/or mafic-ultramafic dykes, perturbation of magnetic field
				440659	6074673	Occurrences of sillimanite outcrops and/or mafic-ultramafic dykes, perturbation of magnetic field
				440367	6073706	Occurrences of sillimanite outcrops and/or mafic-ultramafic dykes, perturbation of magnetic field
	Target #11	83	19	423407	6074990	Regional prospectig over new claims
				433597	6074120	Regional prospectig over new claims
Central	Target #12	83	19	429292	6085199	Prospecting over Lac Pau intrusion

Table 2- Targets location and description on Lac Pau project, summer 2012

Tag Number	ID Outcrop	Datum	Zone	UTM_E	UTM_N	Type	Alteration	Mineralization	Au ppm	Ag ppm	Cu ppm
261211	PAU2012JL-039	83	19	447243	6082615	Outcrop	SIL(7,10) KSP(3,5)	CP(3) BN(1) CV(1)	**9.09**	**9.3**	**8540**
261284	PAU2012TG-120	83	19	447594	6083521	Boulder	CHL(6,10) SIL(8,10)	PY(2)	**8.93**	2.5	488
261309	PAU2012SH-011	83	19	447580	6080185	Boulder	SIL(5,10) KSP(2,10)	PO(1)	0.28	-1	116
261310	PAU2012SH-012	83	19	447585	6080187	Outcrop	SIL(5,10) KSP(2,10)		**1.00**	-1	235
276755	PAU2012PS-019	83	19	423028	6088026	Boulder	SIL(8,4)		0.44	0.4	503
276770	PAU2012PS-062	83	19	426827	6077113	Boulder	SIL(8,1)	PO(4)	0.19	1.3	126

Table 3- Anomalous values (Au-Ag-Cu) from grab samples, Lac Pau project, summer 2012

9.1.1 – Northern area

A first prospecting step was made over the northern area following the result of the high definition magnetic survey. The folded structural pattern observed in the magnetic grains in this part of the intrusion could let us believe in a possible duplication of the favorable lithology in continuity with Beausac-II zone (Picture 2). The main lithology observed is a granodiorite (locally monzo-granite to diorite in composition) affected by a weak deformation and showing a protomylonitic texture (relic of porphyritic texture interpreted). On target #3, opposite dips and local variation in strike observed in the interpreted hinge position can suggest a regional fold affecting principal schistosity (Picture 3). The best gold value obtained in grab sample comes from a granodioritic and protomylonitic textured angular boulder (50 x 50 x 15 cm; Target #1). The boulder is affected by a weak but pervasive sericitization and mineralized in pyrrhortite (2%) and pyrite (1%). The boulder returned **0.112 ppm Au (#261 301)** and is represented by a yellow star on picture 2.


N
Legend
Major showing
Property limit
Targets
Magnetic continuity
Sample S2012 range by Au (ppm)
1 to 9.3 (3)
0.3 to 0.5 (1)
0.1 to 0.3 (4)
0 to 0.1 (56)
Bellow LOD (23)

Picture 2 –Northern area sampling result, Lac Pau project, summer 2012. The yellow star represents sample #261301 and returned 0.112 ppm Au.



Picture 3 –Evidence of regional folding observed by opposite dips, Target #3, Lac Pau project, summer 2012.

9.1.2 – Western area

After discovering a new silica-chlorite altered intrusive rock and an anomalous gold-bearing and silicified granodioritic boulder **(#130 150 = 0.467 ppm Au)** in the west part of the property (Lavoie at *al.*, 2011), , a second prospecting phase was done during summer 2012 (Target #6 and #7). Returns on the anomalous boulder confirm gold value of this one **(#246 755 = 0.437 ppm)** which is located in picture 4 by the yellow star. Prospecting works in these two (2) targets did not allow to discover new gold-bearing zone or new altered zone.


N
Legend
Major showing
Property limit
Targets
Outcrop
Boulder
Sample S2012 range by Au (ppm)
1 to 9.3 (3)
0.3 to 0.5 (1)
0.1 to 0.3 (4)
0 to 0.1 (56)
Bellow LOD (23)
Target #12
meters

Picture 4 –Western area outcrops and boulders location with sampling result, Lac Pau project, summer 2012. The yellow star represents sample #246755 and returned 0.437 ppm Au.

9.1.3 – Southern area

The southern area was divided in five (5) targets based on the presence of gold showing (Bovril area; grab up to 2.09 g/t Au and 0.65% Cu), alumino-silicate and ultramafic occurrences and magnetic perturbation along the magnetic contrast between Beausac-II suite and Grosbois complex (Picture 5). No new mineralization zone was discovered during 2012 campaign. The best result comes from a sub-rounded tonalitic boulder (1.3 x 1.2 x 0.5 meter) affected by a silicification in millimetric to centimetric veins (30%) with 4% pyrrhotite disseminated (represented by the yellow star on picture 5). The sample **#276 770 returned 0.19 ppm Au**.


Legend
Major showing
Property limit
Targets
Outcrop
Boulder
Alumino-silicate Occurrence
Sample S2012 range by Au (ppm)
1 to 9.3 (3)
0.3 to 0.6 (1)
0.1 to 0.3 (4)
0 to 0.1 (56)
Bellow LOD (23)

Picture 5 –Southern area outcrops and boulders location with sampling result, Lac Pau project, summer 2012. The yellow star represents sample #276770 and returned 0.19 ppm Au. Yellow squares represent alumino-silicates occurrences (sillimanite-andalusite).

9.1.4 – Central Area

The central are represents the inner core of the Lac Pau porphyry intrusion (Picture 6). A few punctual prospecting traverses were done in the past. During this campaign, some other traverses were performed to verify the lithogeochemistry. Neither new mineralization nor altered zone was discovered in summer 2012. The best gold result comes from of an angular boulder (40 x 30 x 30 cm) and returned **0.145 ppm Au** (#261213; yellow star in picture 6). The lithology is a quartz vein composed of quartz±biotite with 6% disseminated pyrite.


Legend
Major showing
Property limit
Targets
Outcrop
Boulder
Samples sorted by Au_ppm
1 to 15 (3)
0.3 to 0.5 (1)
0.1 to 0.3 (4)
0 to 0.1 (56)
all others (23)

Picture 6 –Central area outcrops and boulders location with sampling result, Lac Pau project, summer 2012. The yellow star represents sample #261213 and returned 0.145 ppm Au.

9.2 – Channeling on natural outcrop

A total of 188 samples for 187.5 meters were sawed on natural outcrops in Cu-Hébert, Jedi, Tricorne Sud and Banjo areas. This section summarises all channel sampling done during 2012 summer campaign. Channels location information is listed in table 4. Anomalous gold intersections are presented in table 5.

Hole Name	Easting	Northing	Elevation	Azimuth	Dip	Length	Zone
PAU2012R-001	447295	6082519	495	63	0	10	Cu-Hébert
PAU2012R-002	447311	6082524	495	57	0	13	Cu-Hébert
PAU2012R-003	447324	6082488	494	58	0	15	Cu-Hébert
PAU2012R-004	447344	6082480	494	59	0	19	Cu-Hébert
PAU2012R-005	447362	6082510	493	62	0	18	Cu-Hébert
PAU2012R-006	444587	6077907	505	304	0	9	Jedi North
PAU2012R-007	444567	6077892	505	301	0	6	Jedi North
PAU2012R-008	444607	6077928	504	305	0	4	Jedi North
PAU2012R-009	444865	6077969	503	124	0	11	Jedi
PAU2012R-010	444871	6077964	503	132	0	5	Jedi
PAU2012R-011	444874	6077958	503	130	0	5	Jedi

PAU2012R-012	444626	6077964	504	310	0	2	Banjo
PAU2012R-013	444623	6077989	505	304	0	2	Banjo
PAU2012R-014	444624	6077992	505	300	0	7	Banjo
PAU2012R-015	444611	6077989	505	0	0	7	Banjo
PAU2012R-016	444927	6078083	502	318	0	15	Tricorne Sud
PAU2012R-017	444932	6078088	502	320	0	9	Tricorne Sud
PAU2012R-018	444891	6078056	502	326	0	2	Tricorne Sud
PAU2012R-019	444888	6078056	503	318	0	9	Tricorne Sud
PAU2012R-020	444880	6078065	503	328	0	7.5	Tricorne Sud
PAU2012R-021	444904	6078429	510	310	0	12	Tricorne
					TOTAL	187.5	

Table 4- Channels location information, Lac Pau project, summer 2012.

Area	Hole Name	From	To	Sample	Length	Au ppm	Cut *L	g/t Au	Over	Inc. (g/t Au)	Over
Jedi	PAU2012R-011	1.00	2.00	261280	1.00	0.776	0.776	3.43	3.00		
		2.00	3.00	261281	1.00	5.1	5.1			4.75	2.00
		3.00	4.00	261282	1.00	4.4	4.4				
Banjo	PAU2012R-015	0.00	1.00	276907	1.00	0.144	0.144	0.27	7.00		
		1.00	2.00	276908	1.00	0.177	0.177				
		2.00	3.00	276909	1.00	0.165	0.165				
		3.00	4.00	276910	1.00	0.179	0.179				
		4.00	5.00	276911	1.00	0.794	0.794			0.79	1.00
		5.00	6.00	276912	1.00	0.313	0.313				
		6.00	7.00	276913	1.00	0.115	0.115				
Tricorne Sud	PAU2012R-016	8.00	9.00	276970	1.00	0.678	0.678	0.51	5.00		
		9.00	10.00	276971	1.00	0.644	0.644				
		10.00	11.00	276972	1.00	0.478	0.478				
		11.00	12.00	276973	1.00	0.437	0.437				
		12.00	13.00	276974	1.00	0.324	0.324				
	PAU2012R-017	2.00	3.00	276979	1.00	0.352	0.352	0.40	5.00		
		3.00	4.00	276980	1.00	0.569	0.569				
		4.00	5.00	276981	1.00	0.356	0.356				
		5.00	6.00	276982	1.00	0.429	0.429				
		6.00	7.00	276983	1.00	0.302	0.302				
	PAU2012R-019	0.00	1.00	276988	1.00	0.224	0.224	0.30	7.00		
		1.00	2.00	276989	1.00	0.144	0.144				
		2.00	3.00	276990	1.00	0.178	0.178				
		3.00	4.00	276991	1.00	0.364	0.364				
		4.00	5.00	276992	1.00	0.323	0.323				
		5.00	6.00	276993	1.00	0.435	0.435				
		6.00	7.00	276994	1.00	0.436	0.436				
Tricorne	PAU2012R-021	1.00	2.00	276915	1.00	1.23	1.23	1.48	8.00		
		2.00	3.00	276916	1.00	1.24	1.24				
		3.00	4.00	276917	1.00	0.802	0.802				
		4.00	5.00	276918	1.00	0.638	0.638				
		5.00	6.00	276919	1.00	0.429	0.429				
		6.00	7.00	276920	1.00	4.43	4.43			3.42	2.00
		7.00	8.00	276921	1.00	2.4	2.4				
		8.00	9.00	276922	1.00	0.672	0.672				

Table 5- Anomalous gold intersection returned in channels, Lac Pau project, summer 2012.

9.2.1 – Cu-Hébert area (PAU2012R-001 to PAU2012R-005)

The channels PAU2012R-001 to PAU2012R-005 were performed in the area of the Cu-Hébert showing (**values up to 1.57 g/t Au and 0.56% Cu in grab sample**), which is hosted in a syenitic intrusion into the Lac Pau deformation zone (LPDZ). These 5 channels had a total length of 75.0 m (Figure 9). The inner part of the so called syenitic intrusion is extensively altered, while the contact appears to be gradual at some places. On the channel PAU2012R-001, the principal unit is a heterogeneous medium grained granodiorite, massive to slightly foliated, composed of plagioclase-quartz-K-feldspar-amphibole-chlorite. Sulphides observed are traces to 1% pyrite-chalcopyrite with traces of molybdenite. A pervasive potassic alteration (K-feldspar) is noticeable. Also on channel PAU2012R-001, a 2 meters wide schisteous mafic dyke is observed. It is homogeneous, fine to medium grained, with cm-scale felsic enclaves, and composed of amphibole-chlorite-feldspar. No sulphides are present in this unit. On channels PAU2012R-002 to PAU2012R-005, the principal lithology observed is a porphyritic quartzifereous syenite, slightly foliated, heterogeneous and medium grained. It is composed of K-feldspar-plagioclase-hematite-quartz-chlorite-carbonates-amphibole. Strong penetrative potassic and hematite alterations are observed. It is also injected by 5 to 25% silica-chlorite-carbonates-hematite cm-scale veins in stockwerk (Picture 7). Sulphides observed are traces to 2% pyrite-chalcopyrite with traces of bornite±covelite±molybdenite±magnetite disseminated or in irregular blebs associated with veins injections (Picture 8) and more rarely disseminated in syenite. No significant gold result was returned on these 5 channels. Channel PAU2012R-002 returned **0.12% Cu over 2 m from 7.0 to 9.0 meter**.


PAU2012-R-002 276814

Picture 7 - Quartzifereous syenitic intrusion? Affected by a pervasive potassic and hematite alteration, and brecciated by a silica-carbonates-chlorite stockwerk, sample #276 814 (PAU2012R-002, from 3 to 4m), Cu-Hébert showing.



Picture 8 - Chalcopyrite blebs observed in a silica-carbonates±chlorite vein, sample #276 819 and returned 0.10 % Cu over 1 meter (PAU2012R-002, from 8 to 9m), Cu-Hébert area.

9.2.2 – Jedi North area (PAU2012R-006 to PAU2012R-008)

The channels PAU2012R-006 to PAU2012R-008 were performed in the Jedi North area for a total length of 19.0 meters (Figure 10). Those channels were performed to test a metric-scale oxydized zone. The principal lithology observed is an oxydized metasomatic granodiorite composed of feldspar-quartz-biotite-amphibole and oriented N235° dipping toward SE at 78°. The altered zone is heterogeneous, fine to very fine grained and the foliation is well-developped. A medium to strong silica, chlorite and sericite penetrative alteration is observed. Futhermore, the lithology is injected by millimetric quartz veins (locally up to 20%) and by millimetric biotite schlierens interpreted like a potassic alteration (Picture 9). Some cm-scale pegmatite injections are present. A trace to 1% pyrite finely disseminated or associated with veins is observed. The alteration zone is in contact with granodioritic orthogneiss on NW and SE, which is enveloping the oxydized zone. The granodiorite is fine grained, heterogeneous with a well-developed gneissosity. The intrusion is composed of feldspar-quartz-biotite-amphibole±garnet±cordierite. Porphyroblasts of garnet and cordierite are observed in millimetric-scaled and interpreted like an alteration. A weak penetrative chloritization, traces to 5% silica veins and up to 5% biotite schierens are observed in this lithology. Some traces of pyrite disseminated are visible in the unit. On channel PAU2012R-006, a decimetric cm-scaled mafic dyke crosscuts the granodiorite. The dyke is composed of amphibole-biotite-chlorite-feldspar and no visible sulphides are present. No significant result was returned on these 3 channels.



Picture 9 - Metasomatic granodiorite affected by a penetrative silica-sericite-chlorite alteration and injected by biotite schlierens and quartz veins, sample #276 883 (PAU2012R-006 from 6 to 7m), Jedi north area.

9.2.3 – Jedi area (PAU2012R-009 to PAU2012R-011)

The channels PAU2012R-009 to PAU2012R-011 were performed to extend the Jedi mineralized zone on surface at the NE extremity (Figure 11). The main lithology observed on these 3 channels is a protomylonitic alumino-silicates-bearing granodiorite composed of feldspar-quartz-biotite-chlorite-sillimanite±andalusite±cordierite. The altered and deformed intrusion is homogeneous, fine grained with a very well-developed schistosity (protomylonitic textured). The Jedi zone is affected by a weak penetrative chloritization and injected by up to 10% biotite schlierens. Siilmanite-andalusite alteration is associated with biotite lithons. Cordierite porphyroblasts are often associated with traces to 2% quartz-feldspar injections (Picture 10). Sulphides observed are locally traces to 2% pyrite-pyrrhotite mostly dissiminated or in millimetric stringers accompanied by chalcopyrite in traces associated with pyrite-pyrrhotite stringers. The channel PAU2012R-011 returned values of 3.43 g/t Au over 3 meters including 4.75 g/t Au over 2 meters. The mineralization is located at the contact between sillimante±andalusite-bearing zone (Jedi zone) and the protomylonitic granodiorite of the Grosbois complex observed to the SW.



Picture 10 - Protomylonitic granodiorite composed of feldspar-quartz-biotite-chlorite-sillimanite ±andalusite±cordierite altered by quartz-feldspar veins with cordierite porphyroblasts.

9.2.4 – Banjo area (PAU2012R-012 to PAU2012R-015)

The channels PAU2012R-012 to PAU2012R-015 were performed to test a metric-scale oxydized zone where anomalous gold, copper and arsenic values were returned by two samples in 2010 **(#154511 returned 0.38 ppm Au, 684 ppm Cu and 684 ppm As and #151512 returned 0.19 ppm Au and 765 ppm As**). A total of 18.0 meters were performed on the Banjo zone, located 250 meters north of Jedi showing. All channels were performed in a hinge position of a tight fold and illustrated at the figure 12. The main lithology observed on these four (4) channels is a metasomatized granodiorite composed of feldspar-quartz-biotite-sillimanite±chlorite±cordierite±garnet. The sillimanite-bearing granodiorite is heterogeneous, schisteous to foliated and medium grained. A strong potassic alteration represented by up to 20% biotite schlierens is observed and illustrated on Picture 11. Sillimanite is associated with those biotite schlierens. A weak to medium penetrative silica and in centimetric-scale veins (locally up to 10%) alteration affected the granodiorite (Picture 11). A characteristic of the Banjo zone is the high content of arsenopyrite (Traces to 2%) in millimetric-scale blebs or disseminated (Picture 12). Pyrrhotite (1-2%), pyrite (traces to locally up to 10%) with minor molybdenite-chalcopyrite are the others sulphides observed in the zone (Picture 13). In spite of a high content of arsenopyrite, only one channel returned anomalous gold value **(PAU2012R-015; 0.27 g/t Au over 7.0 meters including 0,79 g/t Au over 1.0 meter**).



Picture 11 - Metasomatized granodiorite affected by potassic (biotite) alteration. Quartz veins (or quartz flooding?) injected the altered granodiorite. Sillimanite±cordierite±chlorite alterations are also observed and associated with quartz veins and/or biotite rich lithons (PAU2012R-014, Banjo showing).



Picture 12 - Millimetric-scale arsenopyrite irregular blebs associated with quartz veins and hosted in a silicified granodiorite (PAU2012R-014, Banjo showing).



Picture 13 - Pyrite±arsenopyrite±chalcopyrite (10-20%) interstitial to silicate crystals associated with altered granodiorite (silica-chlorite±sillimanite). Sample #276 911 returned 0.79 g/t Au over 1.0 meter, PAU2012R-015 from 4.0 to 5.0m, Banjo showing.

9.2.5 - Tricorne Sud area (PAU2012R-016 to PAU2012R-020)

The channels PAU2012R-016 to PAU2012R-020 were performed to test the SW extension of an anomalous gold-bearing horizon channeled during 2006 campaign. **PAU2006R-011 returned 0.28 g/t Au over 11.0 meters**. The five (5) channels are located 100 meters SW of PAU2006R-011 and 350 meters south of Tricorne showing (Figure 13). The main unit in the area is a granodioritic orthogneiss composed of feldspar-quartz-biotite±cordierite. The intrusion is gneissic to foliated, fine to medium grained and heterogeneous. The intrusion is affected locally by a silica pervasive alteration, injected by 5 to 15% quartz veins and less than 5% leucosomes. Sulphides observed are disseminated pyrite-pyrrhotite in traces to 1%. In contact with the granodiorite, there are injections of meter-scale massive quartz-feldspar±biotite±chlorite veins. The vein is characterized by less than 1% pyrite-magnetite disseminated. Actually, the anomalous gold-bearing zone is known over 135 meters with channels PAU2012R-016, PAU2012R-017 and PAU2012R-019 and returned respectively **0.51 g/t Au over 5.0 meters, 0.40 g/t Au over 5.0 meters and 0.30 g/t Au over 7.0 meters**.

9.2.6 – Tricorne area (PAU2012R-021)

The channel PAU2012R-021 was performed over high grade zone on Tricorne showing. Channel returned value of **1.48 g/t Au over 8 meters, including 3.42 g/t Au over 2 meters**. However, this high grade zone was already known.

9.3 – Till survey

A large till survey took place during 2012 campaign on the south part of the property (Picture 14 and appendix 9 for Utm location). A total of 275 samples were taken on lines oriented NW-SE with a line spacing varying between 800 to 1200 meters. The sampling interval is 250 meters approximately.


N
Legend
Till sample
Major showing
Lac Pau Camp
Property limit
Obiwan
Boyd

Picture 14 – Till survey location, lac Pau project, summer 2012.

ITEM 10 – DRILLING

This section is not applicable to this report.

ITEM 11 - SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1 - Sample security, storage and shipment

All samples were collected and processed by Virginia's employees. After sampling, they were immediately placed in plastic sample bags, tagged and recorded with their unique sample numbers. All samples were initially stored at the campsite. They were not secured in locked facilities, as this precaution was deemed unnecessary due to the remoteness of the camp. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. Shipping bags were then loaded onto a truck for transportation where Virginia personnel delivered them to the ALS Chemex sample preparation facility in Val-d'Or. Bags remained sealed until they were opened by the staff of ALS Chemex.

11.2 - Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200 to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. Four types of analytical packages have been used: Au+Scan, WRC, CPP-PKG01or GOLE. Each package is discussed below.

The Au+Scan package includes quantitative detection of Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn. All elements, except Au, were determined by the ME-ICP41 Procedure. Au was determined by the AA23 Procedure. For the sample with the value higher than 10 g/t Au, the analysis was repeated with the GRA21 procedure. For the sample with the value higher than 1.0% Cu or Zn, the analysis was repeated with the OG62 Procedure.

The WRC package was selected to perform lithogeochemistry on lithological samples. These samples have been analyzed for Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba, reported as oxides, and for Y, Zr, Zn, Cu and Au. Major elements, Y and Zr were assayed using the ME-XRF06 method which consists in a lithium meta- or tetra-borate fusion followed by XRF. Cu and Zn from this package were obtained using AAS, following aqua regia digestion, according to the AA45 Procedure. Au was determined by the AA23 Procedure, a 30-g fire assay followed by AAS. Loss on ignition was calculated by the gravimetric method applied after heating at 1000°C.

The CPP-PKG01 package was also selected to perform lithogeochemistry on lithological samples. This package includes concentrations in Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr, and Ba, reported as oxides. The major elements C, S, Ba, Ce, Cr, Cs, Dy, Er, Eu, Ga, Gd, Hf, Ho, La, Lu, Nb, Nd, Pr, Rb, Sm, Sn, Sr, Ta, Tb, Th, Tl, Tm, U, V, W, Y, Yb, Zr, As, Bi, Hg, Sb, Se,

Te, Ag, Cd, Co, Cu, Mo, Ni, Pb and Zn were also analysed. Major elements were assayed using the ME-ICP06 method which consists in a lithium meta or tetra borate fusion followed by ICP-AES. Trace elements were obtained using ME-MS81 Procedure which consists in a lithium metaborate fusion followed by mass spectroscopy (ICP-MS). As, Bi, Hg, Sb, Se and Te were determined by the ME-MS42 Procedure, an Aqua regia digestion followed by ICP-MS. Ag, As, Cd, Co, Cu, Mo, Ni, Pb and Zn were obtained using the ME-4ACD81 Procedure, a HNO_3-$HClO_4$-HF-HCl digestion and HCl leach followed by ICP-AES.

The GOLE package includes concentrations in Al, Fe, Mg, Cr and Ca, reported as oxides, and Ag, Co, Cu, Ni, Au, Pt, Pd and S. It was used for sampling of ultramafic rocks. Base metals of economic interest (Ni, Cu, Co) and Ag were determined using the ME-AA61 Procedure, a HF-HNO_3-$HClO_4$ digestion and HCl leach followed by AAS. Precious metals Au, Pt and Pd were determined by the PGM-ICP23 Procedure, a 30-g fire assay followed by ICP-AES. Elements of more general and geochemical interest such as Al, Fe, Mg, Cr and Ca were determined using the ME-XRF06 Procedure, a lithium meta or tetra borate fusion followed by XRF. Total sulphur was determined using a Leco sulphur analyzer (Geochemical Procedure S-IR08). For this method, the sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulphur dioxide released from the sample is measured by an infrared spectrometer and the total sulphur result is provided.

ITEM 12 - DATA VERIFICATION

No data verification was done during the 2012 summer campaign.

ITEM 13 – MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 14 – MINERAL RESSOURCE ESTIMATES

This section is not applicable to this report.

ITEM 15 – MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 16 – MINING METHODS

This section is not applicable to this report.

ITEM 17 – RECOVERY METHODS

This section is not applicable to this report.

ITEM 18 – PROJECT INFRASTRUCTURE

This section is not applicable to this report.

ITEM 19 – MARKET STUDIES AND CONTRACTS

This section is not applicable to this report.

ITEM 20 – ENVIRONEMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable to this report.

ITEM 21 – CAPITAL AND OPERATING COSTS

This section is not applicable to this report.

ITEM 22 – ECONOMIC ANALYSIS

This section is not applicable to this report.

ITEM 23 – ADJACENT PROPERTIES

A block of several claims (159) owned by #2282726 Ontario Ltd. is adjacent on the North side of the Lac Pau property (Figure 2).

ITEM 24 – OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 25 – INTERPRETATIONS AND CONCLUSIONS

No new gold-bearing zone was discovered during 2012 prospecting summer campaign. But the prospecting surface work confirmed the favorable porphyric granodiorite intrusion on the north, south and west part of the property. The Jedi zone was extended over 25.0 meters toward NE in channelling and returned **3.43 g/t Au over 3.00 meters**. The NE-SW anomalous gold-bearing Tricorne Sud zone was now delimited over more than 135 meters and best channel returned **0.51 g/t Au over 5.00 meters**. The Banjo zone returned anomalous gold value in channel **of 0.27 g/t Au over 7.00 meters**. The large till survey done over the south part of the property has not been yet interpreted. The interpretation will be done by Inlandsis Consultant in the nest month.

In conclusion, the summer 2012 prospecting campaign has not confirmed new gold-bearing zone. Some anomalous altered and near-economic zones were extended (Tricorne Sud) or tested for the first time (Banjo) and remain actually interesting. We strongly believe that the till survey will give us another targets located in the south part of the property.

However it is already obvious that the Lac Pau property hosts a fertile Au system associated with the Beausac Suite granodioritic intrusion. This system still hosts a lot of potential since it has been only covered punctually by advanced work so far and that many targets (including several IP conductors) remain untested at this time.

ITEM 26 – RECOMMENDATIONS

Recommendations for future exploration campaigns can be summarized in a few points:

GEOLOGY:

- Rigorous prospecting campaign over the south part of the property to verify, if necessary, new targets defined by the till survey;
- Pursue detail mapping of major showings (especially Obiwan-Jedi-Tricorne corridor);
- Cover the new grid proposed on Bovril area (Picture 15);
- Mechanical stripping over Tricorne-Jedi and Bovril areas;

GEOCHEMISTRY:

- Continue the WRA program (database) in drilling and surface to (1) verify chemical variations relative to alterations and (2) identify chemical signature of the batholith (especially to define porphyric granodiorite);

DRILLING:

- Drilling program (3 200 meters) to define Jedi gold-bearing “corridor” at depth and some regional targets on Hope and Obiwan areas.

GEOPHYSIC AND GRID CUTTING:

- IP 3D inversion;
- Magnetic high definition survey 3D inversion
- 82 Km*linear grid cutting and IP survey over Bovril area (Picture 15).


Bovril

Picture 15 – Grid cutting and IP survey proposition, Bovril area, Lac Pau Project.

ITEM 27 – REFERENCES

BEAUMIER, M., 1987. Géochimie des sédiments de lac, région de la rivière Caniapiscau. Ministère de l'Énergie et des Ressources, Québec; DP 86-23.

BÉLANGER, M., 1987. L'or dans la région de Schefferville. Ministère de l'Énergie et des Ressources, Québec; PRO 86-23.

BLOOM, L., 2010. Fire Assay QAQC Guidlines 2010 Extract. Internal QAQC procedure by IAMGOLD Corp., 16 pages.

CHEVÉ, S. et BROUILLETTE, P., 1995. Géologie et métallogénie de la partie nord-est de la Sous-province d'Ashuanipi (Nouveau-Québec) – Carte synthèse – 23J, 23K, 23N et 23O. Ministère des Ressources Naturelles, Québec; MM 95-01, carte synthèse au 1/100 000.

CHOINIÈRE, J., LAMOTHE, D. et CLARK, T., 1995. Cibles d'exploration géochimiques dans le Moyen-Nord québécois, secteur Caniapiscau-Ashuanipi. Ministère des Ressources Naturelles, Québec; PRO-95-05.

DAVID, J., MAURICE, C. et SIMARD, M., 2009. Datations isotopiques effectuées dans le nord-est de la Province du Supérieur, travaux de 1999, 2000 et 2001. Ministère des Ressources naturelles et de la Faune, Québec; DV 2009-05.

GOSSELIN, C. et SIMARD, M., 2000. Géologie de la région du lac Gayot (SNRC 23M). Ministères des Ressources naturelles, Québec; RG 99-06, 29 pages.

LAVOIE, J., SAVARD, M. et ARCHER, P., 2007. Rapport techniques et Recommandations, Programme de Reconnaissance, Projet Lac Pau. Ministère des Ressources naturelles et de la Faune, Québec; GM 63498.

LAVOIE, J., SAVARD, M. et ARCHER, P., 2008. Rapport techniques et Recommandations, rapport 43-101, programme de Reconnaissance, Projet Lac Pau. Ministère des Ressources naturelles et de la Faune, Québec; GM 63495, 132 pages.

LAVOIE, J. and ARCHER, P., 2010a. Technical Report and Recommendations, 2009 Exploration Program, Lac Pau Project, Quebec. Ministère des Ressources Naturelles et de la Faune, Québec; GM 65058, 397 pages.

LAVOIE, J. and ARCHER, P., 2010b, Technical Report and Recommandations, Winter 2010 Drilling Program, Lac Pau Project. Ministère des Ressources Naturelles et de la Faune, Québec; 747 pages and maps, GM 65383.

LAVOIE, J., ROY, I., LÉVESQUE, J.-A. and ARCHER, P., 2011. Technical Report and Recommendations Winter 2011 Drilling Program, Lac Pau project, Québec. Ministère des Ressources Naturelles et de la Faune, Québec; 583 pages, 17 maps, GM 66264.

LAVOIE, J., LÉVESQUE, J.-A. and ARCHER, P., 2012. Technical Report and Recommendations, S ummer 2011 Exploration Program, Lac Pau Project, Quebec. Ministère des Ressources Naturelles et de la Faune, Québec; In deposition.

LAVOIE, J., 2012. Technical Report and Recommendations Winter 2012 Drilling Program, Lac Pau project, Québec. Ministère des Ressources Naturelles et de la Faune, Québec; In deposition, 916 pages.

MORITZ, R.P. and CHEVÉ, S.R., 1992. Fluid inclusion studies of high-grade metamorphic rocks of the Ashuanipi complex, eastern Superior Province: constraints on the retrograde P-T path and implication for gold metallogeny. Journal canadien des Sciences de la Terre, volume 29, pages 2309-2327.

PEARSON, V., 2011. Lac Pau Project, Lithogeochemical Interpretation. Virginia Mines Inc. Internal Report, 21 pages.

PEARSON, V. and LAVOIE, J., 2011. Field visit report, lac Pau Project. Some Geological observations. Virginia Mines Inc. Internal Report, 33 pages.

PERCIVAL, J.A., 1993. Géologie, Complexe d'Ashuanipi, région de Schefferville, Terre-Neuve-Québec. Commission Géologique du Canada ; carte 1785A, échelle 1 :125 000.

SAVARD, M. and LÉVESQUE, J.-A., 2011. Technical Report and Recommendations, Summer-Fall 2010 Exploration Program, Lac Pau Project, Quebec. Ministère des Ressources naturelles et de la Faune, Québec, GM-65714, 471 pages and 29 maps, GM 65714.

SDBJ, 1978. Cartes géochimiques des sédiments de lac de la région de la Baie James. Ministère des Ressources naturelles, Québec ; GM-34039.

SIMARD, M., 2008. Stratigraphie et géochronologie du nord-est de la Province du Supérieur. Dans : Synthèse du nord-est de la Province du Supérieur, M. Simard (coordonnateur). Ministère des Ressources naturelles et de la Faune, Québec ; RG 2009-02, 196 pages.

SIMARD, M., GOSSELIN, C., et LAFRANCE, I., 2009a. Géologie de la région de la rivière Sérigny (SNRC 24C et 23N). Ministère des ressources naturelles et de la Faune, Québec ; RG 2009-02, 38 pages.

SIMARD, M., PARENT, M., PAQUETTE, L. et LAFRANCE, I., 2009b. Géologie de la région du réservoir de Caniapiscau (SNRC 23K-23N). Ministère des Ressources naturelles et de la Faune, Québec, 37 pages ; RG 2009-04.

THÉRIAULT, R. et CHEVÉ, S., 2001. Géologie de la région du lac Hurault (SNRC 23L). Ministère des Ressources naturelles, Québec ; RG 2000-11, 49 pages.

TREMBLAY, L. Étude pétrographique de trois échantillons de roche, Projet Lac Pau. Rapport interne produit par IOS Services Géoscientifiques Inc, 28 pages, GM 63496.

SHARMA, K.N.M., 1996. Légende générale de la carte géologique ; édition revue et augmentée. Ministère des Ressources Naturelles ; MB 96-28.

TSHIMBALANGA, S., 2010, Levés de polarisation provoquées et de magnétométrie, Propriété du Lac Pau, Secteur Grid W2010, Région de la Baie-James, MRC Caniapiscau,Québec, SNRC 23K/13, Rapport, 23 pages, GM 65402.

TSHIMBALANGA, S., 2011, Levés de polarisation provoquées et de magnétométrie, Propriété Lac Pau, secteurs Tricorne-Jedi, Hope et Beausac-II, Secteur de la Baie-James, MRC Caniapiscau, Québec, SNRC 23K/13, Rapport, 33 pages, 90 cartes, GM 66265.

ITEM 28 – DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Jérôme Lavoie*, resident at 1304 Richard-Turner, Québec, QcG1W 3N2, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 300 rue St-Paul, bureau 200, Québec, Qc, G1K 7R1.
- I have received a B.Sc. in Engineering Geology in 2000 from the *Université du Québec à Chicoutimi* (U.Q.A.C.) and a M. Sc. A. in Economic Geology in 2008 from *Université du Québec à Chicoutimi* (U.Q.A.C.).
- I have been working as a geologist in mineral exploration since 2000.
- I am a professional geologist presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number #127 127.
- I am a qualified person with respect to the Lac Pau Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region since 2006.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Mines Virginia Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.
- I have been involved in the Lac Pau project since 2006.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 6th day of December 2012.

Jérôme Lavoie, M. Sc., Eng.

CERTIFICATE OF QUALIFICATIONS

I, *Paul Archer*, resident at the 4772 rue du Courlis, St-Augustin-de-Desmaures, Qc, G3A 2B5, hereby certify that:

- I am presently the Vice President, Exploration with Mines Virginia inc., 300 rue St-Paul, bureau 200, Québec, Qc, G1K 7R1.
- I received a B.Sc. in Geological Engineering from the Université du Québec à Chicoutimi in 1979 and a M.Sc.A. in Earth Sciences from the Université du Québec à Chicoutimi in 1982.
- I have been working as a professional geologist in exploration since 1980.
- I am an active professional engineer in geology presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 36271.
- I am a qualified person with respect to the Lac Pau Project in accordance with section 5.1 of the national instrument 43-101.
- I have already visited the immediate region where the exploration activities were undertaken during summer 2009.
- In collaboration with the author, I am responsible for supervising the present technical report, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Virginia Mines inc.
- I have been involved in the Lac Pau project since 2006.
- I read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 6th day of December 2012.

Paul Archer, M.Sc., P. Eng.

INGÉNIEUR · ENGINEER
PAUL ARCHER
QUÉBEC

CERTIFICATE OF QUALIFICATIONS

I, *Tonny Girard*, resident at 136 rue de la Descente des femmes, Ste-Rose-du-Nord, Qc, G0V 1T0, do hereby certify that:

- I am presently employed as an Engineering in training with Virginia Mines inc., 300 St-Paul, Suite 200, Québec, Qc, G1K 7R1.
- I have received a B.Sc. in Engineering Geology in 2012 from the *Université du Québec à Chicoutimi* (U.Q.A.C.).
- I have been working as a geologist in mineral exploration since 2010.
- I am a qualified person with respect to the Lac Pau Project in accordance with section 5.1 of the national instrument 43-101.
- I worked in the region since 2010.
- I am responsible for co-writing the present technical report, utilizing proprietary exploration data generated by Mines Virginia Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Mines Virginia Inc.
- I have been involved in the Lac Pau project since 2010.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 6th day of December 2012.

"Tonny Girard"

____

Tonny Girard, E.I.T.

ITEM 29 – ILLUSTRATIONS AND MAPS


1 600 000 mN
-600 000 mE
-400 000 mE
-200 000 mE
0 mE
200 000 mE
N
Kuujjuaq
1 400 000 mN
Lac Pau
project
1 200 000 mN
Schefferville
Radisson
LABRADOR
1 000 000 mN
800 000 mN
Sept-Iles
Chibougamau
600 000 mN
Chicoutimi
Virginia Mines Inc./IAMGOLD Corp.
Figure 1
Lac Pau Project
Project Location
Date: 18/10/2012
Author: J.L.
Office:
Drawing:
Scale: 1:5000000
Projection: Regional Lambert Conformal Conic (Quebec NAD 27)
0
50
100
200
Kilometres
Legend
City
Hydro-Quebec Power-Station

N

410 000 mE

420 000 mE

430 000 mE

440 000 mE

450 000 mE

6 100 000 mN

6 090 000 mN

6 070 000 mN

Legend

Claims Lac Pau Project

Others claims

Others claims

Withdrawn from staking

Major showing

Lac Pau camp

Gravel road

Dam

Airstrip landing

Virginia Mines Inc./IAMGOLD Corp.

Author: J.L.

Office:

Drawing:

Figure 2
Lac Pau Project
Claims and facilities location


Structural Legend
Sp trace
Sp
S2
S3
Streching or mineral lineation
Fold axis
Axial plan
Fracture
Fault
Shear zone
Vein
Contact
Glacial stries
Geological Legend
Lithology
Diabase and/or Gabbro
Magnetic Monzo-diorite
Monzo-diorite
Monzo-dioritic orthogneiss
Granodiorite to granodioritic orthogneiss, low MAG
Granodiorite to granodioritic orthogneiss
Tonalite
Pegmatite
Diatexite
Gabbronorite
Facies
Massive to foliated
Porphyritic
Protomylonitic
Gneissic
Metasomatic unit
Sillimanite-Chlorite-Silica alteration
Garnet alteration
Chlorite-K-Feldspars-Silica-Biotite±Fuschite alteration
Hydrothermalism
Quartz vein
Leucosome
Mineralization
Gold-Bearing zone
LEGEND
Major Showing
Magnetic continuity
NE-SW and NW-SE Discontinuity
E-W Discontinuity
Major shear zone
Lac Pau Camp
Lac Pau Property
Gravel road
Dam
Airstrip
Virginia Mines inc./ IAMGOLD Corp.
Figure 3
Geological interpretation
Lac Pau Property
Summer 2012
0
1.5
3
kilometres



Beausac-2 Showing
Cu-Hebert Showing
Hope Showing
Roadrunner Showing
JAL-PPG Showing
Obiwan Showing
Tricorne Showing
Jedi Showing
LEGEND
Outcrop
Major Showing
Lac Pau Property
Lac Pau Camp
Gravel road
Airstrip
Dam
Virginia Mines Inc / IAMGOLD Corp
Figure 4
Outcrops location
Lac Pau Property
Summer 2012
0
1.5
3
Kilometres



420000 mE
440000 mE
460000 mE
6100000 mN
6080000 mN
PAU2012AR-004
PAU2012AR-005
PAU2012PS-081
PAU2012PS-089
PAU2012JL-024
PAU2012JL-011
PAU2012JL-005
PAU2012ALP-001
PAU2012TG-044
PAU2012PS-012
PAU2012JL-038
PAU2012PS-007
PAU2012JL-034
PAU2012JL-032
PAU2012JDF-001
PAU2012PS-019
PAU2012FH-028
PAU2012PS-073
Beausac-2 Showing
PAU2012TG-120
Cu-Hebert Showing
PAU2012AM-056
Hope Showing
Roadrunner Showing
PAU2012SH-011
JAL-PPG Showing
Obiwan Showing
Tricorne Showing
Jedi Showing
PAU2012PS-062
PAU2012PS-056
PAU2012PS-046
PAU2012PS-037
PAU2012FH-052
PAU2012PS-061
PAU2012PS-054
PAU2012PS-055
PAU2012PS-036
PAU2012AR-019
LEGEND
Boulder
Major Showing
Lac Pau Camp
Lac Pau Property
Dam
Gravel road
Airstrip
Virginia Mines Inc./ IAMGOLD Corp.
Figure 5
Boulders location
Lac Pau Property
Summer 2012
0
1.25
2.5
5



Beausac-2 Showing
Cu-Hébert Showing
Hope Showing
Roadrunner Showing
JAL-PPG Showing
Obiwan Showing
Tricorne Showing
Jedi Showing
LEGEND
Sample (Package AU+Scan)
Sample (Package WRC or Gold)
Major Showing
Lac Pau Property
Lac Pau Camp
Dam
Gravel road
Airstrip
Virginia Mines Inc./ IAMGOLD Corp
Figure 6
Samples location
Lac Pau Property
Summer 2012
0
1.5
3
Kilometers


440000 mE
450000 mE
6080000 mN
LEGEND
Grab
Boulder
Channel
Major Showing
Lac Pau Property
Dam
Gravel road
Airstrip
Beausac-2
Boulder: 8.73 g/t Au
Grab:9.09 g/t Au, 50.30 g/t Ag & 1.78% Cu
Hope
Grab: 1 g/t Au
Tricorne
Obiwan
Jedi
Channel: 0.51 g/t Au / 5m
Channel: 3.43 g/t Au / 3m
Channel: 0.27 g/t Au / 7m
Virginia Mines inc./ IAMGOLD Corp.
Figure 7
Anomalous values
Lac Pau Property
Summer 2012
0
0.5
1
2


N
Western area
Central area
Northern area
Southern area
420 000 mE
425 000 mE
430 000 mE
435 000 mE
440 000 mE
445 000 mE
450 000 mE
455 000 mE
6 095 000 mN
6 090 000 mN
6 085 000 mN
6 080 000 mN
6 075 000 mN
Target #1
Target #2
Target #3A
Target #3B
Target #3C
Target #4
Target #5
Target #5
Target #6
Target #7
Target #8
Target #9
Target #10
Target #10
Target #10
Target #11
Target #11
Target #12
Beausac-2
Cu-Hebert
Hope
Roadrunner
Tricorne
JAL-PPG
Jedi
Obiwan
Legend
Major showing
Property limit
Targets
Traverse
Virginia Mines Inc./ IAMGOLD Corp.
Figure 8
Lac Pau Project
Targets location
Summer 2012
0
1
2
4


447300 mE
447340 mE
447380 mE
6082520 mN
6082480 mN
PAU2012R-002
0.13% Cu over 2.00m
PAU2012R-001
PAU2012R-002
PAU2012R-003
PAU2012R-004
PAU2012R-005
Geological Legend
Lithology
Diabase and/or Gabbro
Magnetic Monzo-diorite
Monzo-diorite
Monzo-dioritic orthogneiss
Granodiorite to granodioritic orthogneiss, low MAG
Granodiorite to granodioritic orthogneiss
Tonalite
Pegmatite
Diatexite
Gabbronorite
Facies
Massive to foliated
Porphyritic
Protomylonitic
Gneissic
Metasomatic unit
Sillimanite-Chlorite-Silica alteration
Garnet alteration
Chlorite-K-Feldspars-Silica-Biotite±Fuschite alteration
Hydrothermalism
Quartz vein
Leucosome
Mineralization
Gold-Bearing zone
Sample Number
Au (ppm)
-0.005 = below limit of detection
Virginia Mines inc./ IAMGOLD Corp.
Figure 9
Cu-Hébert area
Lac Pau Property
Summer 2012
Projection: UTM Zone 19 (NAD 83)
0
5
10
20
metres


444540 mE
444580 mE
444620 mE
6077920 mN
6077880 mN
Geological Legend
Lithology
Diabase and/or Gabbro
Magnetic Monzo-diorite
Monzo-diorite
Monzo-dioritic orthogneiss
Granodiorite to granodioritic orthogneiss, low MAG
Granodiorite to granodioritic orthogneiss
Tonalite
Pegmatite
Diatexite
Gabbronorite
Facies
Massive to foliated
Porphyritic
Protomylonitic
Gneissic
Metasomatic unit
Sillimanite-Chlorite-Silica alteration
Garnet alteration
Chlorite-K-Feldspars-Silica-Biotite±Fuschite alteration
Hydrothermalism
Quartz vein
Leucosome
Mineralization
Gold-Bearing zone
Sample Number
Au (ppm)
-0.005 = below limit of detection
PAU2012R-008
276894
276895
276893
276892
0.011
0.026
0.063
0.009
PAU2012R-006
276882
276883
276881
276884
276880
276885
276879
276878
276877
276876
0.017
0.014
0.015
0.028
0.012
0.011
0.01
0.013
0.006
-0.005
PAU2012R-007
276891
276890
276889
276888
276887
276886
0.007
0.009
0.012
0.025
0.018
0.009
Virginia Mines inc./ IAMGOLD Corp.
Figure 10
Jedi North area
Lac Pau Property
Summer 2012
Date: 4/12/2012
Author
Office: Quebec City
Drawing
Scale: 1:500
Projection: UTM Zone 19 (NAD 83)
0
5
10
20
metres


444820 mE
444860 mE
444900 mE
6077980 mN
6077940 mN
Geological Legend
Lithology
Diabase and/or Gabbro
Magnetic Monzo-diorite
Monzo-diorite
Monzo-dioritic orthogneiss
Granodiorite to granodioritic orthogneiss, low MAG
Granodiorite to granodioritic orthogneiss
Tonalite
Pegmatite
Diatexite
Gabbronorite
Facies
Massive to foliated
Porphyritic
Protomylonitic
Gneissic
Metasomatic unit
Sillimanite-Chlorite-Silica alteration
Garnet alteration
Chlorite-K-Feldspars-Silica-Biotite±Fuschite alteration
Hydrothermalism
Quartz vein
Leucosome
Mineralization
Gold-Bearing zone
Sample Number
Au (ppm)
-0.005 = below limit of detection
PAU2012R-009
PAU2012R-010
PAU2012R-011
PAU2012R-011
3.43 ppm Au over 3.00m
PAU2007R-035
PAU2007R-036
PAU2007R-037
PAU2007R-033
PAU2007R-031
PAU2007R-032
PAU2007R-029
PAU2007R-051
I1C M3
I1C SM
I1G
I1C M15
M15
Virginia Mines inc./ IAMGOLD Corp.
Figure 11
Jedi area
Lac Pau Property
Summer 2012
Projection: UTM Zone 19 (NAD 83)
Scale: 1:500
metres



444580 mE
444620 mE
444660 mE
6078000 mN
6077960 mN
PAU2012R-015
0.27 ppm Au over 7.00m
276913
276912
276911
276910
276909
276908
276907
276906
276905
276904
276903
276902
276901
276900
276899
276898
276897
276896
PAU2012R-015
PAU2012R-014
PAU2012R-013
PAU2012R-012
0.115
0.313
0.704
0.179
0.185
0.177
0.144
0.224
0.272
0.112
0.124
0.085
0.181
0.137
0.197
0.252
0.25
0.073
Geological Legend
Lithology
Diabase and/or Gabbro
Magnetic Monzo-diorite
Monzo-diorite
Monzo-dioritic orthogneiss
Granodiorite to granodioritic orthogneiss, low MAG
Granodiorite to granodioritic orthogneiss
Tonalite
Pegmatite
Diatexite
Gabbronorite
Facies
Massive to foliated
Porphyritic
Protomylonitic
Gneissic
Metasomatic unit
Sillimanite-Chlorite-Silica alteration
Garnet alteration
Chlorite-K-Feldspars-Silica-Biotite±Fuschite alteration
Hydrothermalism
Quartz vein
Leucosome
Mineralization
Gold-Bearing zone
Sample Number
Au (ppm)
-0.005 = below limit of detection
Virginia Mines inc./ IAMGOLD Corp.
Figure 12
Banjo area
Lac Pau Property
Summer 2012
Projection: UTM Zone 19 (NAD 83)
0
5
10
20
metres


444860 mE
444900 mE
444940 mE
6078100 mN
6078060 mN
Geological Legend
Lithology
Diabase and/or Gabbro
Magnetic Monzo-diorite
Monzo-diorite
Monzo-dioritic orthogneiss
Granodiorite to granodioritic orthogneiss, low MAG
Granodiorite to granodioritic orthogneiss
Tonalite
Pegmatite
Diatexite
Gabbronorite
Facies
Massive to foliated
Porphyritic
Protomylonitic
Gneissic
Metasomatic unit
Sillimanite-Chlorite-Silica alteration
Garnet alteration
Chlorite-K-Feldspars-Silica-Biotite±Fuschite alteration
Hydrothermalism
Quartz vein
Leucosome
Mineralization
Gold-Bearing zone
Sample Number
PAU2012R-017
0.40 ppm Au over 5.00m
PAU2012R-016
0.51 ppm Au over 5.00m
PAU2012R-019
0.30 ppm Au over 7.00m
PAU2012R-020
PAU2012R-018
Virginia Mines inc./ IAMGOLD Corp.
Figure 13
Tricorne South area
Lac Pau Property
Summer 2012
metres

Appendix 1: Claims listing

INFORMATION AVAILABLE ON
DEMAND ADDRESSED TO

VIRGINIA MINES INC.
Toll Free: (800) 476-1853
Email: info@minesvirginia.com

Appendix 2: List of abbreviations used for geological descriptions, Lac Pau Project

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
VIA	Alteration	ALB	Albitisation	
VIA	Alteration	CAR	Carbonatation	
VIA	Alteration	CHL	Chloritasation	
VIA	Alteration	FRE	Fresh-Unaltered	
VIA	Alteration	HEM	Hematisation	
VIA	Alteration	KSP	Potassic Alt	
VIA	Alteration	SER	Sericitisation	
VIA	Alteration	SIL	Silicification	
VIA	Alteration	SUL	Sulfurisation	
VIA	Control	CTC	...associé à un contact	
VIA	Control	CTL	...associé au litage	
VIA	Control	BFR	...bordure de fragments	
VIA	Control	BCO	...bordures de coussins	
VIA	Control	PSC	...dans le plan de la schistosité	
VIA	Control	ZCI	...dans une zone de cisaillement	
VIA	Control	FRP	...en plaquage de fracture	
VIA	Control	VEI	...en veines et veinules	
VIA	Control	GTE	...grid texture	
VIA	Control	PEN	...pénétrant - pervasive	
VIA	Control	RAM	...remplissage d'amygdules	
VIA	Control	STO	...stockwerk	
VIA	Control	VAR	...variable - mottled	
VIA	Control	ZAN	...zones anastomosée	
SIGEOM	Mineralization	Ag	Argent natif (visible)	PRO2000-08
SIGEOM	Mineralization	AS	Arsénopyrite	PRO2000-08
SIGEOM	Mineralization	Bi	Bismuth	PRO2000-08
SIGEOM	Mineralization	BM	Bismuthinite	PRO2000-08
SIGEOM	Mineralization	BS	Bismutite	PRO2000-08
SIGEOM	Mineralization	BN	Bornite	PRO2000-08
SIGEOM	Mineralization	BG	Boulangerite	PRO2000-08
SIGEOM	Mineralization	WO	Bournonite	PRO2000-08
SIGEOM	Mineralization	CT	Chalcocite(ne)	PRO2000-08
SIGEOM	Mineralization	CP	Chalcopyrite	PRO2000-08
SIGEOM	Mineralization	CM	Chromite	PRO2000-08
SIGEOM	Mineralization	CE	Cobaltite	PRO2000-08
SIGEOM	Mineralization	NB	Columbite/Niobite	PRO2000-08
SIGEOM	Mineralization	TO	Columbo-tantalite	PRO2000-08
SIGEOM	Mineralization	CV	Covellite	PRO2000-08
SIGEOM	Mineralization	CF	Cubanite	PRO2000-08
SIGEOM	Mineralization	Cu	Cuivre natif (visible)	PRO2000-08
SIGEOM	Mineralization	CU	Cuprite	PRO2000-08
SIGEOM	Mineralization	DG	Digenite	PRO2000-08
SIGEOM	Mineralization	EM	Électrum	PRO2000-08
SIGEOM	Mineralization	EG	Enargite	PRO2000-08
SIGEOM	Mineralization	Fe	Fer	PRO2000-08
SIGEOM	Mineralization	FM	Ferrimolybdite	PRO2000-08
SIGEOM	Mineralization	GH	Gahnite	PRO2000-08
SIGEOM	Mineralization	GL	Galène	PRO2000-08
SIGEOM	Mineralization	GO	Goethite	PRO2000-08
SIGEOM	Mineralization	HM	Hématite	PRO2000-08
SIGEOM	Mineralization	IM	Ilménite	PRO2000-08
SIGEOM	Mineralization	LM	Limonite	PRO2000-08
SIGEOM	Mineralization	LG	Loellingite	PRO2000-08
SIGEOM	Mineralization	MG	Magnétite	PRO2000-08
SIGEOM	Mineralization	MC	Malachite	PRO2000-08
SIGEOM	Mineralization	MS	Marcasite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralization	MK	Merenskyite	PRO2000-08
SIGEOM	Mineralization	NS	Millerite	PRO2000-08
SIGEOM	Mineralization	OP	Minéraux opaques	PRO2000-08
SIGEOM	Mineralization	MR	Minéraux radioactifs	PRO2000-08
SIGEOM	Mineralization	MO	Molybdénite	PRO2000-08
SIGEOM	Mineralization	MB	Molybdite(dine)	PRO2000-08
SIGEOM	Mineralization	UN	Nickeline	PRO2000-08
SIGEOM	Mineralization	VG	Or natif (visible)	
SIGEOM	Mineralization	OF	Oxyde de fer	PRO2000-08
SIGEOM	Mineralization	PB	Pechblende	PRO2000-08
SIGEOM	Mineralization	PD	Pentlandite	PRO2000-08
SIGEOM	Mineralization	PY	Pyrite	PRO2000-08
SIGEOM	Mineralization	PM	Pyrochlore	PRO2000-08
SIGEOM	Mineralization	PO	Pyrrhotine	PRO2000-08
SIGEOM	Mineralization	SW	Scheelite	PRO2000-08
SIGEOM	Mineralization	SG	Sélénite	PRO2000-08
SIGEOM	Mineralization	Se	Sélénium	PRO2000-08
SIGEOM	Mineralization	S	Souffre	PRO2000-08
SIGEOM	Mineralization	HS	Spécularite	PRO2000-08
SIGEOM	Mineralization	SP	Sphalérite	PRO2000-08
SIGEOM	Mineralization	SB	Stibine/Stibnite	PRO2000-08
SIGEOM	Mineralization	HD	Stilbite (Heulandite)	PRO2000-08
SIGEOM	Mineralization	SF	Sulfures	PRO2000-08
SIGEOM	Mineralization	OT	Tétraferroplatine	PRO2000-08
SIGEOM	Mineralization	TH	Tétrahédrite	PRO2000-08
SIGEOM	Mineralization	TR	Thorianite	PRO2000-08
SIGEOM	Mineralization	TI	Thorite	PRO2000-08
SIGEOM	Mineralization	NM	Titanomagnétite	PRO2000-08
SIGEOM	Mineralization	UR	Uraninite	PRO2000-08
SIGEOM	Mineralization	UP	Uranophane	PRO2000-08
SIGEOM	Mineralization	UI	Uranopilite	PRO2000-08
SIGEOM	Mineralization	UH	Uranothorianite	PRO2000-08
SIGEOM	Mineralization	UT	Uranothorite	PRO2000-08
SIGEOM	Mineralization	GU	Uvarovite	PRO2000-08
SIGEOM	Mineralization	WF	Wolframite	PRO2000-08
SIGEOM	Mineralogy	AV	Acanthite	PRO2000-08
SIGEOM	Mineralogy	AC	Actinote	PRO2000-08
SIGEOM	Mineralogy	EC	Aeschynite - Y	PRO2000-08
SIGEOM	Mineralogy	AE	Agate	PRO2000-08
SIGEOM	Mineralogy	BP	Aikinite	PRO2000-08
SIGEOM	Mineralogy	KA	Akermanite	PRO2000-08
SIGEOM	Mineralogy	AB	Albite	PRO2000-08
SIGEOM	Mineralogy	AL	Allanite	PRO2000-08
SIGEOM	Mineralogy	TP	Altaïte	PRO2000-08
SIGEOM	Mineralogy	AI	Amazonite	PRO2000-08
SIGEOM	Mineralogy	AH	Améthyste	PRO2000-08
SIGEOM	Mineralogy	AO	Amiante (Asbestos)	PRO2000-08
SIGEOM	Mineralogy	AM	Amphibole	PRO2000-08
SIGEOM	Mineralogy	NT	Anatase	PRO2000-08
SIGEOM	Mineralogy	AD	Andalousite	PRO2000-08
SIGEOM	Mineralogy	AA	Andésine	PRO2000-08
SIGEOM	Mineralogy	GD	Andradite	PRO2000-08
SIGEOM	Mineralogy	LR	Anglésite	PRO2000-08
SIGEOM	Mineralogy	AY	Anhydrite	PRO2000-08
SIGEOM	Mineralogy	AK	Ankérite	PRO2000-08
SIGEOM	Mineralogy	NG	Annabergite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	AN	Anorthite	PRO2000-08
SIGEOM	Mineralogy	AT	Anthophyllite	PRO2000-08
SIGEOM	Mineralogy	Sb	Antimoine	PRO2000-08
SIGEOM	Mineralogy	AP	Apatite	PRO2000-08
SIGEOM	Mineralogy	OA	Aragonite	PRO2000-08
SIGEOM	Mineralogy	AG	Augite	PRO2000-08
SIGEOM	Mineralogy	AU	Autunite	PRO2000-08
SIGEOM	Mineralogy	NF	Awaruite	PRO2000-08
SIGEOM	Mineralogy	AX	Axinite	PRO2000-08
SIGEOM	Mineralogy	AZ	Azurite	PRO2000-08
SIGEOM	Mineralogy	BR	Barytine	PRO2000-08
SIGEOM	Mineralogy	BA	Bastnaesite	PRO2000-08
SIGEOM	Mineralogy	BL	Béryl	PRO2000-08
SIGEOM	Mineralogy	BF	Bétafite	PRO2000-08
SIGEOM	Mineralogy	BO	Biotite	PRO2000-08
SIGEOM	Mineralogy	BI	Birnessite	PRO2000-08
SIGEOM	Mineralogy	BD	Boltwoodite	PRO2000-08
SIGEOM	Mineralogy	DI	Braggite	PRO2000-08
SIGEOM	Mineralogy	BE	Brannerite	PRO2000-08
SIGEOM	Mineralogy	BV	Bravoite	PRO2000-08
SIGEOM	Mineralogy	BU	Britholite	PRO2000-08
SIGEOM	Mineralogy	BH	Brochantite	PRO2000-08
SIGEOM	Mineralogy	BC	Brucite	PRO2000-08
SIGEOM	Mineralogy	BT	Bytownite	PRO2000-08
SIGEOM	Mineralogy	CA	Calaverite	PRO2000-08
SIGEOM	Mineralogy	CQ	Calcédoine	PRO2000-08
SIGEOM	Mineralogy	CC	Calcite	PRO2000-08
SIGEOM	Mineralogy	CB	Carbonate	PRO2000-08
SIGEOM	Mineralogy	CJ	Cattierite	PRO2000-08
SIGEOM	Mineralogy	WD	Cérussite	PRO2000-08
SIGEOM	Mineralogy	OS	Cervantite	PRO2000-08
SIGEOM	Mineralogy	ZB	Chabazite(Chabasite)	PRO2000-08
SIGEOM	Mineralogy	DN	Chamosite	PRO2000-08
SIGEOM	Mineralogy	CH	Chert	PRO2000-08
SIGEOM	Mineralogy	CO	Chloanthite	PRO2000-08
SIGEOM	Mineralogy	CL	Chlorite	PRO2000-08
SIGEOM	Mineralogy	CR	Chloritoïde	PRO2000-08
SIGEOM	Mineralogy	HR	Chondrodite	PRO2000-08
SIGEOM	Mineralogy	CY	Chrysocolle	PRO2000-08
SIGEOM	Mineralogy	CS	Chrysotile	PRO2000-08
SIGEOM	Mineralogy	UC	Clarkeite	PRO2000-08
SIGEOM	Mineralogy	CI	Clevelandite	PRO2000-08
SIGEOM	Mineralogy	HO	Clinohypersthene	PRO2000-08
SIGEOM	Mineralogy	CX	Clinopyroxène	PRO2000-08
SIGEOM	Mineralogy	CZ	Clinozoïsite	PRO2000-08
SIGEOM	Mineralogy	UB	Coffinite	PRO2000-08
SIGEOM	Mineralogy	OO	Coopérite	PRO2000-08
SIGEOM	Mineralogy	CD	Cordiérite	PRO2000-08
SIGEOM	Mineralogy	CN	Corindon	PRO2000-08
SIGEOM	Mineralogy	PI	Cosalite	PRO2000-08
SIGEOM	Mineralogy	CK	Cryptomelane	PRO2000-08
SIGEOM	Mineralogy	CG	Cummingtonite	PRO2000-08
SIGEOM	Mineralogy	ZU	Cyrtolite	PRO2000-08
SIGEOM	Mineralogy	DT	Danaite	PRO2000-08
SIGEOM	Mineralogy	DL	Devilline	PRO2000-08
SIGEOM	Mineralogy	DP	Diopside	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	DJ	Djurleite	PRO2000-08
SIGEOM	Mineralogy	DM	Dolomite	PRO2000-08
SIGEOM	Mineralogy	TG	Dravite	PRO2000-08
SIGEOM	Mineralogy	DS	Dravite-Schorlite	PRO2000-08
SIGEOM	Mineralogy	ES	Enstatite	PRO2000-08
SIGEOM	Mineralogy	EP	Epidote	PRO2000-08
SIGEOM	Mineralogy	ER	Erythrite	PRO2000-08
SIGEOM	Mineralogy	EU	Eudialyte	PRO2000-08
SIGEOM	Mineralogy	EX	Euxénite - (Y)	PRO2000-08
SIGEOM	Mineralogy	FA	Fayalite	PRO2000-08
SIGEOM	Mineralogy	FP	Feldspath	PRO2000-08
SIGEOM	Mineralogy	FN	Feldspath noir	PRO2000-08
SIGEOM	Mineralogy	FK	Feldspath potassique	PRO2000-08
SIGEOM	Mineralogy	FV	Feldspath vert/brun	PRO2000-08
SIGEOM	Mineralogy	FD	Feldspathoïde	PRO2000-08
SIGEOM	Mineralogy	FT	Ferghanite	PRO2000-08
SIGEOM	Mineralogy	FS	Fergusonite	PRO2000-08
SIGEOM	Mineralogy	FB	Fibrolite	PRO2000-08
SIGEOM	Mineralogy	AF	Fluorapatite	PRO2000-08
SIGEOM	Mineralogy	FL	Fluorite (fluorine)	PRO2000-08
SIGEOM	Mineralogy	FO	Forstérite	PRO2000-08
SIGEOM	Mineralogy	FR	Franklinite	PRO2000-08
SIGEOM	Mineralogy	FG	Freibergite	PRO2000-08
SIGEOM	Mineralogy	FC	Fuchsite	PRO2000-08
SIGEOM	Mineralogy	NC	Gaspéite	PRO2000-08
SIGEOM	Mineralogy	GT	Gédrite	PRO2000-08
SIGEOM	Mineralogy	NA	Gersdorffite	PRO2000-08
SIGEOM	Mineralogy	GC	Glaucophane	PRO2000-08
SIGEOM	Mineralogy	GP	Graphite	PRO2000-08
SIGEOM	Mineralogy	GF	Greenalite	PRO2000-08
SIGEOM	Mineralogy	GK	Greenockite	PRO2000-08
SIGEOM	Mineralogy	GR	Grenat	PRO2000-08
SIGEOM	Mineralogy	GM	Grenat manganésifère	PRO2000-08
SIGEOM	Mineralogy	GA	Grenat-almandin	PRO2000-08
SIGEOM	Mineralogy	GG	Grenat-grossulaire	PRO2000-08
SIGEOM	Mineralogy	GY	Grenat-pyrope	PRO2000-08
SIGEOM	Mineralogy	GN	Grunérite	PRO2000-08
SIGEOM	Mineralogy	UD	Gudmundite	PRO2000-08
SIGEOM	Mineralogy	GB	Gummite	PRO2000-08
SIGEOM	Mineralogy	GI	Gunningite	PRO2000-08
SIGEOM	Mineralogy	GE	Gypse	PRO2000-08
SIGEOM	Mineralogy	HL	Halite	PRO2000-08
SIGEOM	Mineralogy	HZ	Heazlewoodite	PRO2000-08
SIGEOM	Mineralogy	HG	Hédenbergite	PRO2000-08
SIGEOM	Mineralogy	HE	Hemimorphite	PRO2000-08
SIGEOM	Mineralogy	HC	Hercynite	PRO2000-08
SIGEOM	Mineralogy	HK	Holmquistite	PRO2000-08
SIGEOM	Mineralogy	HB	Hornblende	PRO2000-08
SIGEOM	Mineralogy	HT	Hydrocerussite	PRO2000-08
SIGEOM	Mineralogy	HN	Hydromagnésite	PRO2000-08
SIGEOM	Mineralogy	ZH	Hydrozincite	PRO2000-08
SIGEOM	Mineralogy	HP	Hypersthène	PRO2000-08
SIGEOM	Mineralogy	ID	Idaite	PRO2000-08
SIGEOM	Mineralogy	IG	Iddingsite	PRO2000-08
SIGEOM	Mineralogy	IR	Iriginite	PRO2000-08
SIGEOM	Mineralogy	IF	Isoferroplatine	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	JA	Jade	PRO2000-08
SIGEOM	Mineralogy	JS	Jarosite	PRO2000-08
SIGEOM	Mineralogy	JP	Jaspe	PRO2000-08
SIGEOM	Mineralogy	KL	Kaolinite	PRO2000-08
SIGEOM	Mineralogy	KS	Kasolite	PRO2000-08
SIGEOM	Mineralogy	KM	Kermésite	PRO2000-08
SIGEOM	Mineralogy	KK	Klockmannite	PRO2000-08
SIGEOM	Mineralogy	KP	Kornérupine	PRO2000-08
SIGEOM	Mineralogy	KR	Krennerite	PRO2000-08
SIGEOM	Mineralogy	KN	Kyanite/Disthène	PRO2000-08
SIGEOM	Mineralogy	LB	Labradorite	PRO2000-08
SIGEOM	Mineralogy	LU	Laumontite	PRO2000-08
SIGEOM	Mineralogy	LI	Laurite	PRO2000-08
SIGEOM	Mineralogy	LS	Lawsonite	PRO2000-08
SIGEOM	Mineralogy	LD	Lepidocrocite	PRO2000-08
SIGEOM	Mineralogy	LP	Lépidolite	PRO2000-08
SIGEOM	Mineralogy	LE	Lessingite	PRO2000-08
SIGEOM	Mineralogy	LC	Leucite	PRO2000-08
SIGEOM	Mineralogy	LX	Leucoxène	PRO2000-08
SIGEOM	Mineralogy	LN	Linnaéite	PRO2000-08
SIGEOM	Mineralogy	DH	Maghémite	PRO2000-08
SIGEOM	Mineralogy	IC	Magnésiochromite	PRO2000-08
SIGEOM	Mineralogy	MN	Magnésite	PRO2000-08
SIGEOM	Mineralogy	MM	Manganite	PRO2000-08
SIGEOM	Mineralogy	MT	Mariposite	PRO2000-08
SIGEOM	Mineralogy	ZF	Marmatite	PRO2000-08
SIGEOM	Mineralogy	MH	Martite	PRO2000-08
SIGEOM	Mineralogy	ME	Mélilite	PRO2000-08
SIGEOM	Mineralogy	MW	Melonite	PRO2000-08
SIGEOM	Mineralogy	NE	Ménéghinite	PRO2000-08
SIGEOM	Mineralogy	MP	Mésoperthite	PRO2000-08
SIGEOM	Mineralogy	WH	Meymacite	PRO2000-08
SIGEOM	Mineralogy	MI	Mica	PRO2000-08
SIGEOM	Mineralogy	ML	Microcline	PRO2000-08
SIGEOM	Mineralogy	MA	Minéraux argileux	PRO2000-08
SIGEOM	Mineralogy	MD	Minéraux décoratifs	PRO2000-08
SIGEOM	Mineralogy	MX	Minéraux lourds	PRO2000-08
SIGEOM	Mineralogy	MF	Minéraux mafiques	PRO2000-08
SIGEOM	Mineralogy	MU	Minnesotaite	PRO2000-08
SIGEOM	Mineralogy	MZ	Monazite	PRO2000-08
SIGEOM	Mineralogy	OM	Monticellite	PRO2000-08
SIGEOM	Mineralogy	MV	Muscovite	PRO2000-08
SIGEOM	Mineralogy	NP	Néphéline	PRO2000-08
SIGEOM	Mineralogy	OI	Niocalite	PRO2000-08
SIGEOM	Mineralogy	OC	Ocre	PRO2000-08
SIGEOM	Mineralogy	OG	Oligoclasse	PRO2000-08
SIGEOM	Mineralogy	OV	Olivine	PRO2000-08
SIGEOM	Mineralogy	OR	Orthoclase (orthose)	PRO2000-08
SIGEOM	Mineralogy	OX	Orthopyroxène	PRO2000-08
SIGEOM	Mineralogy	OL	Ottrelite	PRO2000-08
SIGEOM	Mineralogy	OH	Oxyhornblende (Hornblende brune)	PRO2000-08
SIGEOM	Mineralogy	PE	Paragonite	PRO2000-08
SIGEOM	Mineralogy	PT	Penninite/Pennine	PRO2000-08
SIGEOM	Mineralogy	II	Péristérite	PRO2000-08
SIGEOM	Mineralogy	PK	Perovskite	PRO2000-08
SIGEOM	Mineralogy	PR	Perthite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	PZ	Petzite	PRO2000-08
SIGEOM	Mineralogy	PA	Phénacite/Phénakite	PRO2000-08
SIGEOM	Mineralogy	PH	Phlogopite	PRO2000-08
SIGEOM	Mineralogy	PU	Phosphuranylite	PRO2000-08
SIGEOM	Mineralogy	AR	Picrolite	PRO2000-08
SIGEOM	Mineralogy	PC	Pistachite	PRO2000-08
SIGEOM	Mineralogy	PG	Plagioclase	PRO2000-08
SIGEOM	Mineralogy	ZP	Pollucite	PRO2000-08
SIGEOM	Mineralogy	PJ	Posniakite	PRO2000-08
SIGEOM	Mineralogy	PN	Préhnite	PRO2000-08
SIGEOM	Mineralogy	PP	Pumpellyite	PRO2000-08
SIGEOM	Mineralogy	PS	Pyrolusite	PRO2000-08
SIGEOM	Mineralogy	PL	Pyrophyllite	PRO2000-08
SIGEOM	Mineralogy	PX	Pyroxène	PRO2000-08
SIGEOM	Mineralogy	QZ	Quartz	PRO2000-08
SIGEOM	Mineralogy	QB	Quartz bleu	PRO2000-08
SIGEOM	Mineralogy	RD	Rhodochrosite	PRO2000-08
SIGEOM	Mineralogy	RN	Rhodonite	PRO2000-08
SIGEOM	Mineralogy	RB	Riebeckite	PRO2000-08
SIGEOM	Mineralogy	RM	Romanechite	PRO2000-08
SIGEOM	Mineralogy	RC	Roscoelite	PRO2000-08
SIGEOM	Mineralogy	RZ	Rozénite	PRO2000-08
SIGEOM	Mineralogy	RL	Rutile	PRO2000-08
SIGEOM	Mineralogy	FF	Safflorite	PRO2000-08
SIGEOM	Mineralogy	SK	Samarskite	PRO2000-08
SIGEOM	Mineralogy	UL	Samarskite - (Y)	PRO2000-08
SIGEOM	Mineralogy	SA	Sanidine	PRO2000-08
SIGEOM	Mineralogy	SH	Sapphirine	PRO2000-08
SIGEOM	Mineralogy	SC	Scapolite	PRO2000-08
SIGEOM	Mineralogy	TF	Schorlite(Schorl)	PRO2000-08
SIGEOM	Mineralogy	VS	Sénarmontite	PRO2000-08
SIGEOM	Mineralogy	SR	Séricite	PRO2000-08
SIGEOM	Mineralogy	ST	Serpentine	PRO2000-08
SIGEOM	Mineralogy	SD	Sidérite(sidérose)	PRO2000-08
SIGEOM	Mineralogy	SI	Sidérotil	PRO2000-08
SIGEOM	Mineralogy	SM	Sillimanite	PRO2000-08
SIGEOM	Mineralogy	DW	Sklodowskite	PRO2000-08
SIGEOM	Mineralogy	TW	Smaltite/Smaltine	PRO2000-08
SIGEOM	Mineralogy	ZO	Smithsonite	PRO2000-08
SIGEOM	Mineralogy	SS	Sodalite	PRO2000-08
SIGEOM	Mineralogy	DY	Soddyite	PRO2000-08
SIGEOM	Mineralogy	GS	Spessartine	PRO2000-08
SIGEOM	Mineralogy	SN	Sphène/Titanite	PRO2000-08
SIGEOM	Mineralogy	SL	Spinelle	PRO2000-08
SIGEOM	Mineralogy	SO	Spodumène	PRO2000-08
SIGEOM	Mineralogy	NN	Stannite	PRO2000-08
SIGEOM	Mineralogy	SY	Starkéyite	PRO2000-08
SIGEOM	Mineralogy	SU	Staurotide	PRO2000-08
SIGEOM	Mineralogy	TS	Stéatite	PRO2000-08
SIGEOM	Mineralogy	ON	Stibiconite	PRO2000-08
SIGEOM	Mineralogy	SE	Stilpnomélane	PRO2000-08
SIGEOM	Mineralogy	SV	Sylvanite	PRO2000-08
SIGEOM	Mineralogy	SZ	Szomolnokite	PRO2000-08
SIGEOM	Mineralogy	TC	Talc	PRO2000-08
SIGEOM	Mineralogy	TN	Tantalite	PRO2000-08
SIGEOM	Mineralogy	TB	Tellurobismuthite	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Mineralogy	TT	Tennantite	PRO2000-08
SIGEOM	Mineralogy	TE	Tenorite	PRO2000-08
SIGEOM	Mineralogy	TD	Tétradymite	PRO2000-08
SIGEOM	Mineralogy	ZT	Thomsonite	PRO2000-08
SIGEOM	Mineralogy	HU	Thucholite	PRO2000-08
SIGEOM	Mineralogy	TZ	Topaze	PRO2000-08
SIGEOM	Mineralogy	TU	Torbernite	PRO2000-08
SIGEOM	Mineralogy	TL	Tourmaline	PRO2000-08
SIGEOM	Mineralogy	TA	Tourmaline zincifère	PRO2000-08
SIGEOM	Mineralogy	TM	Trémolite	PRO2000-08
SIGEOM	Mineralogy	US	Ulvöspinel	PRO2000-08
SIGEOM	Mineralogy	VA	Valentinite	PRO2000-08
SIGEOM	Mineralogy	VL	Valleriite	PRO2000-08
SIGEOM	Mineralogy	VR	Vermiculite	PRO2000-08
SIGEOM	Mineralogy	VV	Vésuvianite	PRO2000-08
SIGEOM	Mineralogy	VO	Violarite	PRO2000-08
SIGEOM	Mineralogy	WM	Willemite	PRO2000-08
SIGEOM	Mineralogy	WS	Wilsonite	PRO2000-08
SIGEOM	Mineralogy	WL	Wollastonite	PRO2000-08
SIGEOM	Mineralogy	WN	Wulfenite	PRO2000-08
SIGEOM	Mineralogy	TX	Xénotime-(Y)	PRO2000-08
SIGEOM	Mineralogy	ZL	Zéolite	PRO2000-08
SIGEOM	Mineralogy	ZN	Zincite	PRO2000-08
SIGEOM	Mineralogy	ZC	Zircon	PRO2000-08
SIGEOM	Mineralogy	ZS	Zoïsite	PRO2000-08
SIGEOM	Fossils	XX	Autres	PRO2000-08
SIGEOM	Fossils	XB	Bioclastes	PRO2000-08
SIGEOM	Fossils	YB	Brachiopodes	PRO2000-08
SIGEOM	Fossils	YZ	Bryozoaires	PRO2000-08
SIGEOM	Fossils	YC	Céphalopodes	PRO2000-08
SIGEOM	Fossils	XC	Ciment	PRO2000-08
SIGEOM	Fossils	YA	Conulaires	PRO2000-08
SIGEOM	Fossils	YX	Coraux	PRO2000-08
SIGEOM	Fossils	YR	Crinoïdes	PRO2000-08
SIGEOM	Fossils	YD	Échinodermes	PRO2000-08
SIGEOM	Fossils	YE	Éponges	PRO2000-08
SIGEOM	Fossils	YY	Fossile	PRO2000-08
SIGEOM	Fossils	YT	Gastéropodes	PRO2000-08
SIGEOM	Fossils	YG	Graptolites	PRO2000-08
SIGEOM	Fossils	XH	Hydrocarbures	PRO2000-08
SIGEOM	Fossils	XL	Liant	PRO2000-08
SIGEOM	Fossils	XR	Lithoclastes	PRO2000-08
SIGEOM	Fossils	XG	Matière organique	PRO2000-08
SIGEOM	Fossils	XM	Matrice	PRO2000-08
SIGEOM	Fossils	XT	Oncolites	PRO2000-08
SIGEOM	Fossils	XO	Oolites	PRO2000-08
SIGEOM	Fossils	YO	Ostracodes	PRO2000-08
SIGEOM	Fossils	YP	Pélécipodes	PRO2000-08
SIGEOM	Fossils	XP	Pellets	PRO2000-08
SIGEOM	Fossils	XD	Péloïdes	PRO2000-08
SIGEOM	Fossils	YN	Plantes	PRO2000-08
SIGEOM	Fossils	YK	Poissons	PRO2000-08
SIGEOM	Fossils	YS	Stromatoïdes	PRO2000-08
SIGEOM	Fossils	YI	Stromatoporoïdes	PRO2000-08
SIGEOM	Fossils	YF	Traces fossiles	PRO2000-08
SIGEOM	Fossils	YL	Trilobites	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I4QA	Aillikite	MB96-28
SIGEOM	Rock	I1K	Alaskite	MB96-28
SIGEOM	Rock	I4OA	Alnoite	MB96-28
SIGEOM	Rock	V2J	Andésite	MB96-28
SIGEOM	Rock	S12C	Anhydrite	MB96-28
SIGEOM	Rock	I3G	Anorthosite	MB96-28
SIGEOM	Rock	I3T	Anorthosite à hyperstène	MB96-28
SIGEOM	Rock	I3GR	Anorthosite foidifère	MB96-28
SIGEOM	Rock	I3H	Anorthosite gabbroique	MB96-28
SIGEOM	Rock	I3GQ	Anorthosite quartzifère	MB96-28
SIGEOM	Rock	I1F	Aplite	MB96-28
SIGEOM	Rock	S2	Arénite	MB96-28
SIGEOM	Rock	S2D	Arénite arkosique	MB96-28
SIGEOM	Rock	S2E	Arénite lithique	MB96-28
SIGEOM	Rock	S2A	Arénite Quartzitique	MB96-28
SIGEOM	Rock	S1C	Arkose	MB96-28
SIGEOM	Rock	S2C	Arkose	MB96-28
SIGEOM	Rock	S7J	Bafflestone	MB96-28
SIGEOM	Rock	V3B	Basalte	MB96-28
SIGEOM	Rock	V3E	Basalte à olivine	MB96-28
SIGEOM	Rock	V3C	Basalte à quartz	MB96-28
SIGEOM	Rock	V3A	Basalte andésitique/Andésite basaltique	MB96-28
SIGEOM	Rock	V3F	Basalte magnésien	MB96-28
SIGEOM	Rock	V3H	Basanite	MB96-28
SIGEOM	Rock	V3HP	Basanite phonolitique	MB96-28
SIGEOM	Rock	V2FB	Benmoréite	MB96-28
SIGEOM	Rock	V3J	Bonninite	MB96-28
SIGEOM	Rock	S7I	Boundstone	MB96-28
SIGEOM	Rock	S5	Brèche	MB96-28
SIGEOM	Rock	S5G	Brèche Intraformationnel	MB96-28
SIGEOM	Rock	S5H	Brèche Intraformationnel Fermé	MB96-28
SIGEOM	Rock	S5I	Brèche Intraformationnel Ouvert	MB96-28
SIGEOM	Rock	S5A	Brèche Monogénique	MB96-28
SIGEOM	Rock	S5B	Brèche Monogénique Fermé	MB96-28
SIGEOM	Rock	S5C	Brèche Monogénique Ouvert	MB96-28
SIGEOM	Rock	S5D	Brèche Polygénique	MB96-28
SIGEOM	Rock	S5E	Brèche Polygénique Fermé	MB96-28
SIGEOM	Rock	S5F	Brèche Polygénique Ouvert	MB96-28
SIGEOM	Rock	S7	Calcaire	MB96-28
SIGEOM	Rock	S7C	Calcarénite	MB96-28
SIGEOM	Rock	S7A	Calcilulite	MB96-28
SIGEOM	Rock	I4QC	Calciocarbonatite	MB96-28
SIGEOM	Rock	S7D	calcirudite	MB96-28
SIGEOM	Rock	S7B	calcisiltite	MB96-28
SIGEOM	Rock	I4OC	Camptonite	MB96-28
SIGEOM	Rock	I4Q	Carbonatite	MB96-28
SIGEOM	Rock	I1P	Charnockite (Granite à hyperstène)	MB96-28
SIGEOM	Rock	I1O	Charnockite à feldspath alcalin	MB96-28
SIGEOM	Rock	S10	Chert	MB96-28
SIGEOM	Rock	S10B	Chert Carbonaté	MB96-28
SIGEOM	Rock	S10F	Chert Ferrugineux	MB96-28
SIGEOM	Rock	S10E	Chert Graphiteux/Carboné	MB96-28
SIGEOM	Rock	S10A	Chert Oxydé	MB96-28
SIGEOM	Rock	S10C	Chert Silicaté	MB96-28
SIGEOM	Rock	S10D	Chert Sulfuré	MB96-28
SIGEOM	Rock	S6H	Clayshale	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	S6I	Clayslate	MB96-28
SIGEOM	Rock	S6G	Claystone	MB96-28
SIGEOM	Rock	I4C	Clinopyroxénite	MB96-28
SIGEOM	Rock	I4F	Clinopyroxénite à olivine	MB96-28
SIGEOM	Rock	V1BC	Commendite	MB96-28
SIGEOM	Rock	S4	Conglomérat	MB96-28
SIGEOM	Rock	S4G	Conglomérat intraformationnel	MB96-28
SIGEOM	Rock	S4H	Conglomérat intraformationnel Fermé	MB96-28
SIGEOM	Rock	S4I	Conglomérat intraformationnel Ouvert	MB96-28
SIGEOM	Rock	S4A	Conglomérat monogénique	MB96-28
SIGEOM	Rock	S4B	Conglomérat monogénique fermé	MB96-28
SIGEOM	Rock	S4C	Conglomérat monogénique Ouvert	MB96-28
SIGEOM	Rock	S4D	Conglomérat polygénique	MB96-28
SIGEOM	Rock	S4E	Conglomérat polygénique Fermé	MB96-28
SIGEOM	Rock	S4F	Conglomérat polygénique Ouvert	MB96-28
SIGEOM	Rock	V1D	Dacite	MB96-28
SIGEOM	Rock	I4QD	Damtjernite	MB96-28
SIGEOM	Rock	I3B	Diabase	MB96-28
SIGEOM	Rock	I3M	Diabase à olivine	MB96-28
SIGEOM	Rock	I3F	Diabase à quatrz	MB96-28
SIGEOM	Rock	I2J	Diorite	MB96-28
SIGEOM	Rock	I2Q	Diorite à hyperstène	MB96-28
SIGEOM	Rock	I2JR	Diorite foidifère	MB96-28
SIGEOM	Rock	I2JF	Diorite foidique	MB96-28
SIGEOM	Rock	I2I	Diorite quartzifère	MB96-28
SIGEOM	Rock	S8C	Dolarénite	MB96-28
SIGEOM	Rock	S8A	Dololutite	MB96-28
SIGEOM	Rock	S8	Dolomite	MB96-28
SIGEOM	Rock	S8D	Dolorudite	MB96-28
SIGEOM	Rock	S8B	Dolosilite	MB96-28
SIGEOM	Rock	I4M	Dunite	MB96-28
SIGEOM	Rock	I1T	Enderbite (Tonalite à hyperstène)	MB96-28
SIGEOM	Rock	S12	Évaporite	MB96-28
SIGEOM	Rock	S11	Exhalite	MB96-28
SIGEOM	Rock	I4QF	Ferrocarbonatite	MB96-28
SIGEOM	Rock	I3D	Ferrogabbro	MB96-28
SIGEOM	Rock	I1N	Filon/Veine de quartz	MB96-28
SIGEOM	Rock	V4I	Foidite	MB96-28
SIGEOM	Rock	V4IP	Foidite phonolitique	MB96-28
SIGEOM	Rock	V4IT	Foidite téphritique	MB96-28
SIGEOM	Rock	I4S	Foidolite	MB96-28
SIGEOM	Rock	S9	Formation de fer	MB96-28
SIGEOM	Rock	S9C	Formation de fer Carbonatée	MB96-28
SIGEOM	Rock	S9A	Formation de fer indéterminée	MB96-28
SIGEOM	Rock	S9B	Formation de fer oxydée	MB96-28
SIGEOM	Rock	S9D	Formation de fer Silicatée	MB96-28
SIGEOM	Rock	S9E	Formation de fer Sulfurée	MB96-28
SIGEOM	Rock	I3A	Gabbro	MB96-28
SIGEOM	Rock	I3K	Gabbro à olivine	MB96-28
SIGEOM	Rock	I3E	Gabbro à quartz	MB96-28
SIGEOM	Rock	I3I	Gabbro anorthosite	MB96-28
SIGEOM	Rock	I3AR	Gabbro foidifère	MB96-28
SIGEOM	Rock	I3Q	Gabbronorite	MB96-28
SIGEOM	Rock	I3R	Gabbronorite à olivine	MB96-28
SIGEOM	Rock	S7H	Grainstone	MB96-28
SIGEOM	Rock	I1B	Granite	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I1A	Granite à feldspath alcalin	MB96-28
SIGEOM	Rock	I1I	Granitoide riche en quartz	MB96-28
SIGEOM	Rock	I1C	Granodiorite	MB96-28
SIGEOM	Rock	I1S	Grano-diotite à hyperstène	MB96-28
SIGEOM	Rock	I1H	Granophyre	MB96-28
SIGEOM	Rock	S1	Grès	MB96-28
SIGEOM	Rock	S1D	Grès Arkosique	MB96-28
SIGEOM	Rock	S1B	Grès Feldspathique	MB96-28
SIGEOM	Rock	S1E	Grès Lithique	MB96-28
SIGEOM	Rock	S1F	Grès Lithique subfeldspathitique	MB96-28
SIGEOM	Rock	S1A	Grès Quartzique	MB96-28
SIGEOM	Rock	S12D	Gypse	MB96-28
SIGEOM	Rock	S12A	Halite	MB96-28
SIGEOM	Rock	I4L	Harzburgite	MB96-28
SIGEOM	Rock	V3DH	Hawaiite	MB96-28
SIGEOM	Rock	I4A	Hornblendite	MB96-28
SIGEOM	Rock	V2JI	Icelandite	MB96-28
SIGEOM	Rock	V3AI	Icelandite basaltique	MB96-28
SIGEOM	Rock	I1	Intrusion felsique	MB96-28
SIGEOM	Rock	I2	Intrusion Intermédiaire	MB96-28
SIGEOM	Rock	I3	Intrusion mafique	MB96-28
SIGEOM	Rock	I4	Intrusion ultramafique	MB96-28
SIGEOM	Rock	S10J	Jaspe, Jaspilite	MB96-28
SIGEOM	Rock	I2P	Jotunite (Monzodiorite à hyperstène)	MB96-28
SIGEOM	Rock	I3OK	Kersantite	MB96-28
SIGEOM	Rock	I4P	Kimberlite	MB96-28
SIGEOM	Rock	I4PA	Kimberlite (groupe I)	MB96-28
SIGEOM	Rock	I4PB	Kimberlite (groupe II)	MB96-28
SIGEOM	Rock	V4A	Komatiite	MB96-28
SIGEOM	Rock	V4D	Komatiite dunitique	MB96-28
SIGEOM	Rock	V4C	Komatiite péridotitique	MB96-28
SIGEOM	Rock	V4B	Komatiite pyroxénitique	MB96-28
SIGEOM	Rock	I4R	Lamproite	MB96-28
SIGEOM	Rock	I3O	Lamprophyre mafique	MB96-28
SIGEOM	Rock	I4O	Lamprophyre ultrabasique	MB96-28
SIGEOM	Rock	V2FL	Latite	MB96-28
SIGEOM	Rock	V2LR	Latite foidifère	MB96-28
SIGEOM	Rock	V2E	Latite quartzifère	MB96-28
SIGEOM	Rock	I3P	Leuconorite	MB96-28
SIGEOM	Rock	I4K	Lherzolite	MB96-28
SIGEOM	Rock	I4QM	Magnésiocarbonatite	MB96-28
SIGEOM	Rock	I2O	Mangérite (Monzonite à hyperstène)	MB96-28
SIGEOM	Rock	V4E	Meimechite	MB96-28
SIGEOM	Rock	V4F	Melilitite	MB96-28
SIGEOM	Rock	V4FO	Melilitite à olivine	MB96-28
SIGEOM	Rock	I4T	Mélilitolite	MB96-28
SIGEOM	Rock	I3OM	Minette	MB96-28
SIGEOM	Rock	I4OM	Monchiquite	MB96-28
SIGEOM	Rock	I2H	Monzodiorite	MB96-28
SIGEOM	Rock	I2HR	Monzodiorite foidifère	MB96-28
SIGEOM	Rock	I2HF	Monzodiorite foidique	MB96-28
SIGEOM	Rock	I2G	Monzodiorite quartzifère	MB96-28
SIGEOM	Rock	I3C	Monzogabbro	MB96-28
SIGEOM	Rock	I3CR	Monzogabbro foidifère	MB96-28
SIGEOM	Rock	I3CF	Monzogabbro foidique	MB96-28
SIGEOM	Rock	I3CQ	Monzogabbro quartzifère	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I1M	Monzo-Granite	MB96-28
SIGEOM	Rock	I1R	Monzo-granite à hyperstène	MB96-28
SIGEOM	Rock	I2F	Monzonite	MB96-28
SIGEOM	Rock	I2FR	Monzonite foidifère	MB96-28
SIGEOM	Rock	I2E	Monzonite quartzifère	MB96-28
SIGEOM	Rock	I3S	Monzonorite	MB96-28
SIGEOM	Rock	I2K	Monzosyénite	MB96-28
SIGEOM	Rock	I2KF	Monzosyénite foidique	MB96-28
SIGEOM	Rock	OB	Mort Terrain (Overburden)	
SIGEOM	Rock	S6	Mudrock	MB96-28
SIGEOM	Rock	S6E	Mudshale	MB96-28
SIGEOM	Rock	S6F	Mudslate	MB96-28
SIGEOM	Rock	S6D	Mudstone	MB96-28
SIGEOM	Rock	S7E	Mudstone	MB96-28
SIGEOM	Rock	V3GM	Mugéargite	MB96-28
SIGEOM	Rock	V4IN	Néphélinite	MB96-28
SIGEOM	Rock	I3J	Norite	MB96-28
SIGEOM	Rock	I3L	Norite à olivine	MB96-28
SIGEOM	Rock	I4E	Orthopyroxénite	MB96-28
SIGEOM	Rock	I4H	Orthopyroxénite à olivine	MB96-28
SIGEOM	Rock	S7G	Packstone	MB96-28
SIGEOM	Rock	V1BP	Pantellérite	MB96-28
SIGEOM	Rock	I1G	Pegmatite (granitique)	MB96-28
SIGEOM	Rock	I4I	Péridotite	MB96-28
SIGEOM	Rock	V2G	Phonolite	MB96-28
SIGEOM	Rock	V2GT	Phonolite téphritique	MB96-28
SIGEOM	Rock	V4H	Picrite	MB96-28
SIGEOM	Rock	V4G	Picrobasalte	MB96-28
SIGEOM	Rock	I4OP	Polzénite	MB96-28
SIGEOM	Rock	I4B	Pyroxénite	MB96-28
SIGEOM	Rock	I1J	Quartzolite (Silexite)	MB96-28
SIGEOM	Rock	V1C	Rhyodacite	MB96-28
SIGEOM	Rock	V1B	Rhyolite	MB96-28
SIGEOM	Rock	V1A	Rhyolite à feldspath alcalin	MB96-28
SIGEOM	Rock	V4M	Rock volcanique ultramafique à melilite	MB96-28
SIGEOM	Rock	S7K	Rudstone	MB96-28
SIGEOM	Rock	I4OS	Sannaite	MB96-28
SIGEOM	Rock	S	Sédiments	MB96-28
SIGEOM	Rock	I4N	Serpentinite	MB96-28
SIGEOM	Rock	V3GS	Shoshonite	MB96-28
SIGEOM	Rock	S6B	Siltshale	MB96-28
SIGEOM	Rock	S6C	Siltslate	MB96-28
SIGEOM	Rock	S6A	Siltsone	MB96-28
SIGEOM	Rock	I3OS	Spessartite	MB96-28
SIGEOM	Rock	S2B	SubArkose	MB96-28
SIGEOM	Rock	S2F	Sublitharénite	MB96-28
SIGEOM	Rock	S12E	Sulfate	MB96-28
SIGEOM	Rock	F1	Sulfures Massifs	MB96-28
SIGEOM	Rock	F2	Sulfures semi-Massifs	MB96-28
SIGEOM	Rock	I2D	Syénite	MB96-28
SIGEOM	Rock	I2B	Syénite à feldspath alcalin	MB96-28
SIGEOM	Rock	I2N	Syénite à hyperstène	MB96-28
SIGEOM	Rock	I2DR	Syénite foidifère	MB96-28
SIGEOM	Rock	I2BR	Syénite foidifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I2DF	Syénite foidique	MB96-28
SIGEOM	Rock	I2C	Syénite quartzifère	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Rock	I2A	Syénite quartzifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I2M	Syénite quartzifère à feldspath alcalin avec hyperstène	MB96-28
SIGEOM	Rock	I1L	Syéno-granite	MB96-28
SIGEOM	Rock	I1Q	Syéno-granite à hyperstène	MB96-28
SIGEOM	Rock	S12B	Sylvite	MB96-28
SIGEOM	Rock	V3I	Téphrite	MB96-28
SIGEOM	Rock	V3IP	Téphryte phonolitique	MB96-28
SIGEOM	Rock	S4J	Tillite	MB96-28
SIGEOM	Rock	I1D	Tonalite	MB96-28
SIGEOM	Rock	V2F	Trachyandésite	MB96-28
SIGEOM	Rock	V3G	Trachyandésite basaltique	MB96-28
SIGEOM	Rock	V3D	Trachybasalte	MB96-28
SIGEOM	Rock	V3DK	Trachybasalte potassique	MB96-28
SIGEOM	Rock	V1E	Trachydacite	MB96-28
SIGEOM	Rock	V2D	Trachyte	MB96-28
SIGEOM	Rock	V2B	Trachyte à feldspath alcalin	MB96-28
SIGEOM	Rock	V2DC	Trachyte commenditique	MB96-28
SIGEOM	Rock	V2DR	Trachyte foidifère	MB96-28
SIGEOM	Rock	V2BR	Trachyte foidifère à feldspath alcalin	MB96-28
SIGEOM	Rock	V2DP	Trachyte pantellétique	MB96-28
SIGEOM	Rock	V2C	Trachyte quartzifère	MB96-28
SIGEOM	Rock	V2A	Trachyte quartzifère à feldspath alcalin	MB96-28
SIGEOM	Rock	I3N	Troctolite	MB96-28
SIGEOM	Rock	I1E	Trondhjémite	MB96-28
SIGEOM	Rock	I3OV	Vogesite	MB96-28
SIGEOM	Rock	V	Volcanite	
SIGEOM	Rock	V1	Volcanite felsique	MB96-28
SIGEOM	Rock	V2	Volcanite Intermédiaire	MB96-28
SIGEOM	Rock	V3	Volcanite mafique	MB96-28
SIGEOM	Rock	V4	Volcanite ultramafique	MB96-28
SIGEOM	Rock	S3	Wacke	MB96-28
SIGEOM	Rock	S3C	Wacke Arkosique	MB96-28
SIGEOM	Rock	S3D	Wacke Feldspathique	MB96-28
SIGEOM	Rock	S3E	Wacke Lithique	MB96-28
SIGEOM	Rock	S3A	Wacke Quartzitique	MB96-28
SIGEOM	Rock	S7F	Wackestone	MB96-28
SIGEOM	Rock	I4D	Websterite	MB96-28
SIGEOM	Rock	I4G	Websterite à olivine	MB96-28
SIGEOM	Rock	I4J	Wehrlite	MB96-28
SIGEOM	Metamorphic Rock	M23	Agmatite	MB96-28
SIGEOM	Metamorphic Rock	M16	Amphibolite	MB96-28
SIGEOM	Metamorphic Rock	M26	Brèche Tectonique	MB96-28
SIGEOM	Metamorphic Rock	M24	Cataclastite	MB96-28
SIGEOM	Metamorphic Rock	M18	Cornéenne	MB96-28
SIGEOM	Metamorphic Rock	M31	Coticule	MB96-28
SIGEOM	Metamorphic Rock	M21	Diatexite	MB96-28
SIGEOM	Metamorphic Rock	M17	Éclogite	MB96-28
SIGEOM	Metamorphic Rock	M1	Gneiss	MB96-28
SIGEOM	Metamorphic Rock	T3A	Gneiss droit («straight gneiss»)	MB96-28
SIGEOM	Metamorphic Rock	M6	Gneiss granitique	MB96-28
SIGEOM	Metamorphic Rock	T3D	Gneiss irrégulier	MB96-28
SIGEOM	Metamorphic Rock	T3B	Gneiss porphyroclastique	MB96-28
SIGEOM	Metamorphic Rock	M5	Gneiss Quartzofeldspathique	MB96-28
SIGEOM	Metamorphic Rock	T3C	Gneiss régulier	MB96-28
SIGEOM	Metamorphic Rock	M2	Gneiss Rubané	MB96-28
SIGEOM	Metamorphic Rock	M21A	Granite d'Anatexie	MB96-28

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Metamorphic Rock	M7	Granulite	MB96-28
SIGEOM	Metamorphic Rock	M13	Marbre	MB96-28
SIGEOM	Metamorphic Rock	M20	Métatexite	MB96-28
SIGEOM	Metamorphic Rock	M22	Migmatite	MB96-28
SIGEOM	Metamorphic Rock	M25	Mylonite	MB96-28
SIGEOM	Metamorphic Rock	M3	Orthogneiss	MB96-28
SIGEOM	Metamorphic Rock	M9	Orthoschiste	MB96-28
SIGEOM	Metamorphic Rock	M4	Paragneiss	MB96-28
SIGEOM	Metamorphic Rock	M10	Paraschiste	MB96-28
SIGEOM	Metamorphic Rock	M11	Phyllade	MB96-28
SIGEOM	Metamorphic Rock	M12	Quartzite	MB96-28
SIGEOM	Metamorphic Rock	M14	Rock Calco-Silicatée	MB96-28
SIGEOM	Metamorphic Rock	M15	Rock Métasomatique (Skarn)	MB96-28
SIGEOM	Metamorphic Rock	M8	Schiste	MB96-28
SIGEOM	Metamorphic Rock	M30	Tourmalinite	MB96-28
SIGEOM	Tectonic Rock	T2E	Blastomylonite	MB96-28
SIGEOM	Tectonic Rock	T1A	Brèche de Faille	MB96-28
SIGEOM	Tectonic Rock	T1F	Brèche d'Impact	MB96-28
SIGEOM	Tectonic Rock	T4	Brèche tectonique	MB96-28
SIGEOM	Tectonic Rock	T4B	Brèche tectonique à matrice de marbre	MB96-28
SIGEOM	Tectonic Rock	T1	Cataclastite	MB96-28
SIGEOM	Tectonic Rock	T1C	Gouge de faille	MB96-28
SIGEOM	Tectonic Rock	T1G	Impactite	MB96-28
SIGEOM	Tectonic Rock	T4A	Mélange tectonique	MB96-28
SIGEOM	Tectonic Rock	T1B	Microbrèche de Faille	MB96-28
SIGEOM	Tectonic Rock	T1E	Mylolisthénite	MB96-28
SIGEOM	Tectonic Rock	T2	Mylonite	MB96-28
SIGEOM	Tectonic Rock	T2B	Orthomylonite	MB96-28
SIGEOM	Tectonic Rock	T2D	Phyllonite	MB96-28
SIGEOM	Tectonic Rock	T2A	Protomylonite	MB96-28
SIGEOM	Tectonic Rock	T1D	Pseudotachylite	MB96-28
SIGEOM	Tectonic Rock	T2C	Ultramylonite	MB96-28
VIA	Structure	APL	Axe de Pli	
VIA	Structure	DIA	Diaclase, Joint, Fracture	
VIA	Structure	DYK	Dyke	
VIA	Structure	FAI	Faille, Cisaillement	
VIA	Structure	FOL	Foliation	
VIA	Structure	LAM	Lamination, Rubannement, Flow banding	
VIA	Structure	LIN	Linéation	
VIA	Structure	LIT	Litage, Bedding, S0, Stratification	
VIA	Structure	PAX	Plan Axial	
VIA	Structure	SCH	Schistosité, Gneissosité, SP, S1, S2, S3	
VIA	Structure	SGL	Strie Glaciaire	
VIA	Structure	VEI	Veine	
SIGEOM	Structure	L	Axe de mullion	PRO2000-08
SIGEOM	Structure	B	Axe de boudin	PRO2000-08
SIGEOM	Structure	J	Axe de joint en colonne	PRO2000-08
VIA	Structure	AP	Axe de pli	
SIGEOM	Structure	Q	Axe de stylolithe	PRO2000-08
SIGEOM	Structure	E	Axe d'étirement	PRO2000-08
SIGEOM	Structure	A	Axe d'étirement d'objet déformé	PRO2000-08
SIGEOM	Structure	Y	Axe d'étirement plaquage minéral	PRO2000-08
SIGEOM	Structure	M	Axe Minérale primaire (magmatique)	PRO2000-08
SIGEOM	Structure	N	Axe Minérale secondaire (tectonométamorphique)	PRO2000-08
VIA	Structure	LE	Linéation d'étirement	
SIGEOM	Structure	L1	Linéation d'intersection	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Structure	L2	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L3	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L4	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L	Linéation Indéterminée	PRO2000-08
VIA	Structure	LM	Linéation minérale	
SIGEOM	Structure	F	Strie de faille	PRO2000-08
VIA	Structure	SG	Strie glaciaire	
SIGEOM	Structure	T	Strie intercouche	PRO2000-08
VIA	Structure	CC	Clivage de crénulation	
VIA	Structure	DY	Dyke	
VIA	Structure	FA	Faille	
VIA	Structure	FR	Fracture	
VIA	Structure	LI	Litage	
VIA	Structure	PA	Plan axial	
VIA	Structure	S1	Schistosité S1	
VIA	Structure	S2	Schistosité S2	
VIA	Structure	S3	Schistosité S3	
VIA	Structure	VN	Veine	
VIA	Structure	ZC	Zone de cisaillement	
SIGEOM	Texture	AC	Aciculaire	PRO2000-08
SIGEOM	Texture	AD	Adcumulat	PRO2000-08
SIGEOM	Texture	AA	Affleurement caractérisé par le plissement	PRO2000-08
SIGEOM	Texture	AT	Agmatitique	PRO2000-08
SIGEOM	Texture	AL	Alaskitique	PRO2000-08
SIGEOM	Texture	AE	Altéré	PRO2000-08
SIGEOM	Texture	AO	Amas arrondis (globulaires)	PRO2000-08
SIGEOM	Texture	AB	Amiboïdal(e)	PRO2000-08
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08
SIGEOM	Texture	AN	Anastomosé	PRO2000-08
SIGEOM	Texture	AR	Antirapakivi	PRO2000-08
SIGEOM	Texture	AP	Aphanitique	PRO2000-08
SIGEOM	Texture	AY	Apophyse (en)	PRO2000-08
SIGEOM	Texture	AS	Arborescent	PRO2000-08
SIGEOM	Texture	AU	Autoclastique	PRO2000-08
SIGEOM	Texture	XX	Autres	PRO2000-08
SIGEOM	Texture	BA	Bancs (en)	PRO2000-08
SIGEOM	Texture	BM	Bandes de cimentation	PRO2000-08
SIGEOM	Texture	BS	Basal(e)	PRO2000-08
SIGEOM	Texture	BE	Birds eyes	PRO2000-08
SIGEOM	Texture	BI	Biseau	PRO2000-08
SIGEOM	Texture	BL	Blocs (à)	PRO2000-08
SIGEOM	Texture	BU	Bordure / limite de coulée	PRO2000-08
SIGEOM	Texture	BV	Botryoïdal	PRO2000-08
SIGEOM	Texture	BO	Boudinage	PRO2000-08
SIGEOM	Texture	BC	Brèche à coussins ordinaires isolés	PRO2000-08
SIGEOM	Texture	BG	Brèche à coussins peu serrés	PRO2000-08
SIGEOM	Texture	BF	Brèche à méga-coussins isolés	PRO2000-08
SIGEOM	Texture	BB	Brèche à mini-coussins isolés	PRO2000-08
SIGEOM	Texture	BQ	Brèche de coulée / Brèche de lave	PRO2000-08
SIGEOM	Texture	BH	Brèche de coussins désagrégés / brisés	PRO2000-08
SIGEOM	Texture	BK	Brèche de coussins fragmentés	PRO2000-08
SIGEOM	Texture	BN	Brèche d'intrusion	PRO2000-08
SIGEOM	Texture	BP	Brèche pyroclastique	PRO2000-08
SIGEOM	Texture	BT	Brèche tectonique	PRO2000-08
SIGEOM	Texture	BR	Bréchique / Brèche	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	BY	Broyage	PRO2000-08
SIGEOM	Texture	CA	Cailloux 4-64 mm	PRO2000-08
SIGEOM	Texture	PK	Cailloux alignés «pebble stringers»	PRO2000-08
SIGEOM	Texture	CN	Cannelure	PRO2000-08
SIGEOM	Texture	CQ	Cataclastique	PRO2000-08
SIGEOM	Texture	CE	Cendre (à)	PRO2000-08
SIGEOM	Texture	VP	Centre volcanique/ faciès proximal	PRO2000-08
SIGEOM	Texture	DN	Cheminée d'alimentation (dyke nourricier)	PRO2000-08
SIGEOM	Texture	CV	Cheminée volcanique	PRO2000-08
SIGEOM	Texture	CH	Chenal	PRO2000-08
SIGEOM	Texture	CD	Chenal d'érosion (à)	PRO2000-08
SIGEOM	Texture	CG	Chenalisé	PRO2000-08
SIGEOM	Texture	CS	Cisaillé(e)	PRO2000-08
VIA	Texture	CIS	Cisaillement	
SIGEOM	Texture	JC	Columnaire/ (joints en colonnes)	PRO2000-08
SIGEOM	Texture	CB	Convolutions (à)	PRO2000-08
SIGEOM	Texture	KO	Coronitique	PRO2000-08
SIGEOM	Texture	NM	Coulé massive à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	CL	Coulée	PRO2000-08
SIGEOM	Texture	NC	Coulée coussinée à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	FZ	Coulée fragmentée	PRO2000-08
SIGEOM	Texture	CK	Coulée massive	PRO2000-08
SIGEOM	Texture	CZ	Coulée massive à surface coussinée	PRO2000-08
SIGEOM	Texture	CW	Coulée massive grenue et/ou partie basale grenue de coulée	PRO2000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08
SIGEOM	Texture	XP	Coussins allongés	PRO2000-08
SIGEOM	Texture	FP	Coussins aplatis	PRO2000-08
SIGEOM	Texture	MD	Coussins en molaire	PRO2000-08
SIGEOM	Texture	CF	Coussins fragmentés	PRO2000-08
SIGEOM	Texture	CI	Coussins isolés	PRO2000-08
SIGEOM	Texture	CJ	Coussins jointifs	PRO2000-08
SIGEOM	Texture	CT	Crescumulat	PRO2000-08
SIGEOM	Texture	CR	Cristalloblastique	PRO2000-08
SIGEOM	Texture	CX	Cristaux (en)	PRO2000-08
SIGEOM	Texture	CP	Cryptalguaire	PRO2000-08
SIGEOM	Texture	CU	Cumulat (à)	PRO2000-08
SIGEOM	Texture	CM	Cumulite	PRO2000-08
SIGEOM	Texture	DS	Cupules («dish structure»)	PRO2000-08
SIGEOM	Texture	CY	Cyclique(Cyclicité)	PRO2000-08
SIGEOM	Texture	DG	Désagrégés / brisés	PRO2000-08
SIGEOM	Texture	DQ	Diabasique	PRO2000-08
SIGEOM	Texture	DB	Diablastique	PRO2000-08
SIGEOM	Texture	DC	Diaclasé	PRO2000-08
SIGEOM	Texture	DR	Direction de courant	PRO2000-08
SIGEOM	Texture	DE	Direction d'écoulement de coulés	PRO2000-08
SIGEOM	Texture	DD	Discordance	PRO2000-08
SIGEOM	Texture	DK	Drusique	PRO2000-08
SIGEOM	Texture	DU	Dunes	PRO2000-08
SIGEOM	Texture	DW	Durchbewegung	PRO2000-08
SIGEOM	Texture	SB	Échappement (structure d')	PRO2000-08
SIGEOM	Texture	ED	Écharde	PRO2000-08
SIGEOM	Texture	EO	Écoulement (structure d')	PRO2000-08
SIGEOM	Texture	EF	Effondrement (structure d')	PRO2000-08
SIGEOM	Texture	EL	Empreinte de cannelures	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	EC	Empreinte de charge (« load cast»)	PRO2000-08
SIGEOM	Texture	EI	Empreinte d'impact	PRO2000-08
SIGEOM	Texture	EE	En échelon	PRO2000-08
SIGEOM	Texture	ES	En festons	PRO2000-08
SIGEOM	Texture	EN	Enclave	PRO2000-08
SIGEOM	Texture	EM	Encroûtement («crustification»)	PRO2000-08
SIGEOM	Texture	EP	Épiclastique	PRO2000-08
SIGEOM	Texture	EQ	Équigranulaire	PRO2000-08
SIGEOM	Texture	ER	Excroissances	PRO2000-08
SIGEOM	Texture	EX	Extrusif (ve)	PRO2000-08
SIGEOM	Texture	FJ	Faille intra-formationnelle	PRO2000-08
SIGEOM	Texture	FV	Faille synvolcanique	PRO2000-08
SIGEOM	Texture	FD	Fente de dessication	PRO2000-08
SIGEOM	Texture	FM	Fente de refroidissement	PRO2000-08
SIGEOM	Texture	FI	Fibreux (se)	PRO2000-08
SIGEOM	Texture	FB	Fibroblastique	PRO2000-08
SIGEOM	Texture	FS	Filandré « Flaser »	PRO2000-08
SIGEOM	Texture	FH	Filons-couches cogénitiques (synvolcaniques)	PRO2000-08
SIGEOM	Texture	FE	Flammes	PRO2000-08
SIGEOM	Texture	FL	Flué, par fluage - fluidal	PRO2000-08
SIGEOM	Texture	FL	Fluidal(e) (à structure)	PRO2000-08
SIGEOM	Texture	FT	Flûte («flutecast»)	PRO2000-08
SIGEOM	Texture	FX	Flûte déformée par surcharge	PRO2000-08
SIGEOM	Texture	FO	Folié(e)	PRO2000-08
SIGEOM	Texture	FF	Fossilifère	PRO2000-08
SIGEOM	Texture	FA	Fracturé(e)	PRO2000-08
SIGEOM	Texture	FC	Fractures radiales dans les coussins	PRO2000-08
SIGEOM	Texture	FG	Fragmenté	PRO2000-08
SIGEOM	Texture	FW	Fragments allongés «monomictes»/monogéniques	PRO2000-08
SIGEOM	Texture	FU	Fragments allongés «polymictic»/polygéniques	PRO2000-08
SIGEOM	Texture	FQ	Fragments aplatis «monomictic»/monogénique	PRO2000-08
SIGEOM	Texture	FK	Fragments aplatis «polymictic»/polygénique	PRO2000-08
SIGEOM	Texture	FR	Frites («pencil structure») (en crayon)	PRO2000-08
SIGEOM	Texture	GA	Galets (à)(64-256 mm)	PRO2000-08
SIGEOM	Texture	GE	Géode	PRO2000-08
SIGEOM	Texture	GB	Gloméroblastique	PRO2000-08
SIGEOM	Texture	GC	Gloméroclastique	PRO2000-08
SIGEOM	Texture	GX	Glomérocristallin(e)	PRO2000-08
SIGEOM	Texture	GH	Gloméroporphyrique	PRO2000-08
SIGEOM	Texture	NR	Gneiss à crayons	PRO2000-08
SIGEOM	Texture	GD	Gneiss droit («straight gneiss»)	PRO2000-08
SIGEOM	Texture	GS	Gneissique	PRO2000-08
SIGEOM	Texture	GW	Gradation densimétrique	PRO2000-08
SIGEOM	Texture	VG	Gradation granulométrique	PRO2000-08
SIGEOM	Texture	GF	Grains fins (à) < 1mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GG	Grains grossiers (à) >5 mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GM	Grains moyens (à) 1-5 mm Rocks ignées	PRO2000-08
SIGEOM	Texture	GT	Grains très fins	PRO2000-08
SIGEOM	Texture	GO	Grains très grossiers	PRO2000-08
SIGEOM	Texture	GR	Granoblastique	PRO2000-08
SIGEOM	Texture	GI	Granoclassement inverse	PRO2000-08
SIGEOM	Texture	GJ	Granoclassement inverse suivi de normal	PRO2000-08
SIGEOM	Texture	GN	Granoclassement normal	PRO2000-08
SIGEOM	Texture	GK	Granoclassement normal suivi d'inverse	PRO2000-08
SIGEOM	Texture	GQ	Granoclastique	PRO2000-08
SIGEOM	Texture	GY	Granophyrique	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	GU	Granules (à) (2-4 mm)	PRO2000-08
SIGEOM	Texture	GP	Graphique	PRO2000-08
SIGEOM	Texture	GV	Griffon	PRO2000-08
SIGEOM	Texture	HA	Harrisitic	PRO2000-08
SIGEOM	Texture	HE	Hélicitique	PRO2000-08
SIGEOM	Texture	HU	Hétéradcumulat	PRO2000-08
SIGEOM	Texture	HB	Hétéroblastique	PRO2000-08
SIGEOM	Texture	HK	Hétérogène	PRO2000-08
SIGEOM	Texture	HG	Hétérogranulaire	PRO2000-08
SIGEOM	Texture	HC	Holocristallin(e)	PRO2000-08
SIGEOM	Texture	HH	Holohyalin(e)	PRO2000-08
SIGEOM	Texture	HL	Hololeucocrate	PRO2000-08
SIGEOM	Texture	HM	Holomélanocrate	PRO2000-08
SIGEOM	Texture	HQ	Homéoblastique	PRO2000-08
SIGEOM	Texture	HJ	Homogène	PRO2000-08
SIGEOM	Texture	HT	Homotactique	PRO2000-08
SIGEOM	Texture	HY	Hyaloclastites	PRO2000-08
SIGEOM	Texture	HR	Hyaloclastites remaniées	PRO2000-08
SIGEOM	Texture	HP	Hyalopilitique	PRO2000-08
SIGEOM	Texture	TH	Hyalotuf	PRO2000-08
SIGEOM	Texture	HD	Hypidiomorphe	PRO2000-08
SIGEOM	Texture	HX	Hypocristallin(e)	PRO2000-08
SIGEOM	Texture	IM	Imbrication de cailloux, blocs	PRO2000-08
SIGEOM	Texture	IP	Imprégnation	PRO2000-08
SIGEOM	Texture	IS	Intersertale	PRO2000-08
SIGEOM	Texture	IT	Intraclastes (à)	PRO2000-08
SIGEOM	Texture	IR	Intraformationnel(le)	PRO2000-08
SIGEOM	Texture	IU	Intrusif(ve) / injection	PRO2000-08
SIGEOM	Texture	IC	Iridescence	PRO2000-08
SIGEOM	Texture	IL	Isolés	PRO2000-08
SIGEOM	Texture	JC	Joints en colonnes	PRO2000-08
SIGEOM	Texture	KR	Karstique	PRO2000-08
SIGEOM	Texture	LU	Labradorescence	PRO2000-08
SIGEOM	Texture	LA	Laminaire (laminé)	PRO2000-08
SIGEOM	Texture	LC	Laminations convolutées	PRO2000-08
SIGEOM	Texture	CP	Laminations cryptalgaires	PRO2000-08
SIGEOM	Texture	LQ	Laminations obliques	PRO2000-08
SIGEOM	Texture	LO	Laminations ondulantes	PRO2000-08
SIGEOM	Texture	LL	Laminations ondulantes lenticulaires	PRO2000-08
SIGEOM	Texture	LP	Laminations parallèles	PRO2000-08
SIGEOM	Texture	LI	Lapilli (à)	PRO2000-08
SIGEOM	Texture	TO	Lapillistone	PRO2000-08
SIGEOM	Texture	LT	Lattes (en)	PRO2000-08
SIGEOM	Texture	LV	Lave / coulée de lave	PRO2000-08
SIGEOM	Texture	LK	Lave en blocs	PRO2000-08
SIGEOM	Texture	LF	Lépidoblastique	PRO2000-08
SIGEOM	Texture	LX	Leucocrate	PRO2000-08
SIGEOM	Texture	LS	Leucosome	PRO2000-08
SIGEOM	Texture	SA	Lité(e), stratifié(e)	PRO2000-08
SIGEOM	Texture	AG	Lits amalgamés	PRO2000-08
SIGEOM	Texture	LN	Lits d'épaisseur moyenne (10 à 25 cm)	PRO2000-08
SIGEOM	Texture	LG	Lits épais (>25 cm)	PRO2000-08
SIGEOM	Texture	LD	Lits lenticulaires	PRO2000-08
SIGEOM	Texture	LM	Lits minces (1-10 cm)	PRO2000-08
SIGEOM	Texture	LB	Lobe	PRO2000-08
SIGEOM	Texture	MC	Mégacoussins (à)	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	MP	Mégaporphyrique	PRO2000-08
SIGEOM	Texture	MX	Mélanocrate	PRO2000-08
SIGEOM	Texture	MS	Mélanosome	PRO2000-08
SIGEOM	Texture	MK	Mésocrate	PRO2000-08
SIGEOM	Texture	MF	Mésocumulat	PRO2000-08
SIGEOM	Texture	ME	Métamorphisé	PRO2000-08
SIGEOM	Texture	ML	Miarolitique	PRO2000-08
SIGEOM	Texture	MT	Micritique	PRO2000-08
SIGEOM	Texture	MB	Microbrèche	PRO2000-08
SIGEOM	Texture	MI	Microlitique	PRO2000-08
SIGEOM	Texture	MR	Microporphyrique	PRO2000-08
SIGEOM	Texture	MU	Minicoussins (à)	PRO2000-08
SIGEOM	Texture	MZ	Mobilisat	PRO2000-08
SIGEOM	Texture	MM	Monogénique «Monomictic»	PRO2000-08
SIGEOM	Texture	MO	Mosaïque	PRO2000-08
SIGEOM	Texture	MN	Mylonitique	PRO2000-08
SIGEOM	Texture	MY	Myrmékitique	PRO2000-08
SIGEOM	Texture	NB	Nébulitique	PRO2000-08
SIGEOM	Texture	NE	Nématoblastique	PRO2000-08
SIGEOM	Texture	NS	Néosome	PRO2000-08
SIGEOM	Texture	NY	Noyaux	PRO2000-08
SIGEOM	Texture	OC	Ocellaire	PRO2000-08
SIGEOM	Texture	OE	Oeillé(e)	PRO2000-08
SIGEOM	Texture	OI	Oĭkocryst (à)	PRO2000-08
SIGEOM	Texture	OO	Oolitique	PRO2000-08
SIGEOM	Texture	OP	Ophitique	PRO2000-08
SIGEOM	Texture	OR	Orbiculaire	PRO2000-08
SIGEOM	Texture	OU	Orthocumulat	PRO2000-08
SIGEOM	Texture	PS	Paléosome	PRO2000-08
SIGEOM	Texture	PE	Paléosurface d'érosion	PRO2000-08
SIGEOM	Texture	PA	Panidiomorphe	PRO2000-08
SIGEOM	Texture	PV	Patron d'interférence	PRO2000-08
SIGEOM	Texture	PG	Pegmatitique	PRO2000-08
SIGEOM	Texture	PL	Pellets (à)	PRO2000-08
SIGEOM	Texture	PD	Péloïdes	PRO2000-08
SIGEOM	Texture	PT	Perlitique	PRO2000-08
SIGEOM	Texture	LR	Peu serrés (loosely packed)	PRO2000-08
SIGEOM	Texture	PH	Phanéritique	PRO2000-08
SIGEOM	Texture	PI	Phénocristique	PRO2000-08
SIGEOM	Texture	PZ	Plis ptygmatiques	PRO2000-08
SIGEOM	Texture	PU	Plutonique	PRO2000-08
SIGEOM	Texture	PC	Poecilitique	PRO2000-08
SIGEOM	Texture	PB	Poeciloblastique	PRO2000-08
SIGEOM	Texture	PM	Polygénique /«polymictic»	PRO2000-08
SIGEOM	Texture	PN	Ponce	PRO2000-08
SIGEOM	Texture	PP	Porphyre	PRO2000-08
SIGEOM	Texture	PO	Porphyrique	PRO2000-08
SIGEOM	Texture	PQ	Porphyroblastique	PRO2000-08
SIGEOM	Texture	PJ	Porphyroclastique	PRO2000-08
SIGEOM	Texture	PX	Prismatique	PRO2000-08
SIGEOM	Texture	PF	Protoclastique	PRO2000-08
SIGEOM	Texture	PR	Pyroclastique	PRO2000-08
SIGEOM	Texture	RO	Radeaux (en)	PRO2000-08
SIGEOM	Texture	RK	Rapakivique	PRO2000-08
SIGEOM	Texture	RG	Régolite	PRO2000-08
SIGEOM	Texture	RN	Remanié(e)	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	RL	Remplacement	PRO2000-08
SIGEOM	Texture	RF	Réniforme	PRO2000-08
SIGEOM	Texture	RE	Réticulé(e)	PRO2000-08
SIGEOM	Texture	RC	Rides de courant	PRO2000-08
SIGEOM	Texture	RP	Rides de plage	PRO2000-08
SIGEOM	Texture	RM	Rill mark(s)	PRO2000-08
SIGEOM	Texture	RI	Rip-up clast(s)	PRO2000-08
SIGEOM	Texture	RQ	Ruban de quartz	PRO2000-08
SIGEOM	Texture	RU	Rubané(e)	PRO2000-08
SIGEOM	Texture	RA	Rubanement concentrique	PRO2000-08
SIGEOM	Texture	LJ	Rubanement de diffusion («Liesegang rings»)	PRO2000-08
SIGEOM	Texture	RS	Rubanement symétrique	PRO2000-08
SIGEOM	Texture	RT	Rubanement tectonique	PRO2000-08
SIGEOM	Texture	SD	Saccaroïdale (granoblastique)	PRO2000-08
SIGEOM	Texture	SC	Schisteux	PRO2000-08
SIGEOM	Texture	SH	Schlieren	PRO2000-08
SIGEOM	Texture	SR	Scoriacé(e)	PRO2000-08
SIGEOM	Texture	SV	shatter cone	PRO2000-08
SIGEOM	Texture	SL	Slump	PRO2000-08
SIGEOM	Texture	SM	Sommital(e)	PRO2000-08
SIGEOM	Texture	SP	Sphérolitique	PRO2000-08
SIGEOM	Texture	SX	Spinifex (à)	PRO2000-08
SIGEOM	Texture	SN	Stratifications / laminations obliques planaires	PRO2000-08
SIGEOM	Texture	SQ	Stratifications / laminations obliques tangentielles	PRO2000-08
SIGEOM	Texture	SF	Stratifications entrecroisées defosse	PRO2000-08
SIGEOM	Texture	ST	Stratifié(e) / stratiforme	PRO2000-08
SIGEOM	Texture	SG	Streaky mafiques en trait	PRO2000-08
SIGEOM	Texture	SI	Strie	PRO2000-08
SIGEOM	Texture	SK	Stromatic	PRO2000-08
SIGEOM	Texture	SU	Stromatolitique	PRO2000-08
SIGEOM	Texture	DW	Structure «durchbewegung »	PRO2000-08
SIGEOM	Texture	ET	Structure de percement («piercement»)	PRO2000-08
SIGEOM	Texture	PW	Structure en peigne («comb»)	PRO2000-08
SIGEOM	Texture	SY	Stylolites	PRO2000-08
SIGEOM	Texture	SO	Subophitique	PRO2000-08
SIGEOM	Texture	SE	Surface d'érosion	PRO2000-08
SIGEOM	Texture	TA	Tabulaire	PRO2000-08
SIGEOM	Texture	TT	Talus (de)	PRO2000-08
SIGEOM	Texture	TE	Tectonique	PRO2000-08
SIGEOM	Texture	YH	Tectonique hétéroclastique	PRO2000-08
SIGEOM	Texture	YL	Tectonite en L	PRO2000-08
SIGEOM	Texture	YS	Tectonite en L/S	PRO2000-08
SIGEOM	Texture	YZ	Tectonite en S	PRO2000-08
SIGEOM	Texture	YM	Tectonite homoclastique	PRO2000-08
SIGEOM	Texture	TF	Tracesfossiles (trous de vers, etc.)	PRO2000-08
SIGEOM	Texture	TR	Trachytique / trachytoïde	PRO2000-08
SIGEOM	Texture	TP	Trempe (de)	PRO2000-08
SIGEOM	Texture	TM	Tuf à blocs	PRO2000-08
SIGEOM	Texture	TZ	Tuf à blocs et tuf à lapilli	PRO2000-08
SIGEOM	Texture	TD	Tuf à cendre	PRO2000-08
SIGEOM	Texture	TX	Tuf à cristaux	PRO2000-08
SIGEOM	Texture	TL	Tuf à lapilli	PRO2000-08
SIGEOM	Texture	TY	Tuf à lapilli et tuf à blocs	PRO2000-08
SIGEOM	Texture	TC	Tuf cherteux	PRO2000-08
SIGEOM	Texture	TG	Tuf graphiteux	PRO2000-08
SIGEOM	Texture	TI	Tuf lithique	PRO2000-08

Appendix 1: List of abbreviations

Source	Domain	Code	Signification (French)	Reference
SIGEOM	Texture	TS	Tuf soudé	PRO2000-08
SIGEOM	Texture	TU	Tufacé	PRO2000-08
SIGEOM	Texture	TB	Turbidite (voir guide des géofiches)	PRO2000-08
SIGEOM	Texture	VA	Variolitique	PRO2000-08
SIGEOM	Texture	VE	Vesiculaire	PRO2000-08
SIGEOM	Texture	VI	Vitreux(se)	PRO2000-08
SIGEOM	Texture	VO	Volcanique	PRO2000-08
SIGEOM	Texture	VC	Volcanoclastites	PRO2000-08
SIGEOM	Texture	XB	Xénoblastique	PRO2000-08
SIGEOM	Texture	XM	Xénomorphe	PRO2000-08
SIGEOM	Texture	ZS	Zone de cisaillement	PRO2000-08
SIGEOM	Texture	ZC	Zone de contact	PRO2000-08
SIGEOM	Texture	ZD	Zone de déformation	PRO2000-08
SIGEOM	Texture	ZF	Zone de faille	PRO2000-08
SIGEOM	Texture	ZM	Zone minéralisée	PRO2000-08
SIGEOM	Texture	ZR	Zone rouillée	PRO2000-08
SIGEOM	Texture	AI	Amas irréguliers, agrégats	PRO2000-08
SIGEOM	Texture	OL	Colloforme	PRO2000-08
SIGEOM	Texture	CC	Concrétion(s) nodules	PRO2000-08
SIGEOM	Texture	DT	Dendritique	PRO2000-08
SIGEOM	Texture	DI	Disséminé	PRO2000-08
SIGEOM	Texture	FN	Filonien	PRO2000-08
SIGEOM	Texture	RB	Framboïdal	PRO2000-08
SIGEOM	Texture	ID	Idiomorphe	PRO2000-08
SIGEOM	Texture	IG	Intergranulaire	PRO2000-08
SIGEOM	Texture	LE	Lenticulaire	PRO2000-08
SIGEOM	Texture	MA	Massif(ve)	PRO2000-08
SIGEOM	Texture	NO	Nodulaire	PRO2000-08
VIA	Texture	SSM	Semi-Massif	
SIGEOM	Texture	SW	Stockwerk	PRO2000-08
SIGEOM	Texture	SJ	Stratoïde («stratabound»)	PRO2000-08
SIGEOM	Texture	SS	Stringer	PRO2000-08
SIGEOM	Texture	PY	Structure en cocarde (crustification , «cockade»)	PRO2000-08
VIA	Texture	VN	Veine	

Appendix 3: Outcrops and boulders description

INFORMATION AVAILABLE ON
DEMAND ADDRESSED TO

VIRGINIA MINES INC.
Toll Free: (800) 476-1853
Email: info@minesvirginia.com

Appendix 4: Assays MEA results

Appendix 4 - Assays (MEA) results (Au-Ag-As-Cu-Mo-Ni-Pb-Zn)

TagNumber	IdAffleur	Datum	Zone	X_UTM	Y_UTM	TypeOccurence	Sample Certificate	Alteration	Mineralization	Au_ppm	Ag_ppm	As_ppm	Cu_ppm	Mo_ppm	Ni_ppm	Pb_ppm	Zn_ppm
261201	PAU2012JL-005	83	19	444265	6093071	Bloc Erratique	VO12187361	SIL(10,1)	PY(2)	0.009	0.2	-2	70	4	30	7	111
261202	PAU2012JL-007	83	19	444081	6093109	Affleurement	VO12187361	SIL(5,9) CHL(3,8) EPI(1,7)	PY(3) PY(1)	0.02	0.4	-2	52	3	39	4	72
261204	PAU2012JL-011	83	19	443930	6093435	Bloc Erratique	VO12187361	CHL(1,8)	PY(2)	0.006	0.2	-2	81	3	28	2	39
261205	PAU2012JL-015	83	19	443649	6093361	Affleurement	VO12187361	KSP(3,4) CHL(1,10)	PY(2)	0.008	0.2	-2	37	-1	49	3	44
261206	PAU2012JL-024	83	19	441980	6095047	Bloc Erratique	VO12187361	SIL(10,1) CHL(1,7) EPI(1,7)	PY(5)	0.039	1.5	7	47	-1	49	32	161
261207	PAU2012JL-030	83	19	446206	6090084	Affleurement	VO12187361		PY(1) MG(1)	-0.005	0.2	-2	15	-1	28	3	41
261208	PAU2012JL-032	83	19	445871	6090308	Bloc Erratique	VO12187361	CHL(1,10)	PY(2)	0.005	0.4	2	48	-1	49	2	58
261209	PAU2012JL-034	83	19	445431	6090402	Bloc Erratique	VO12187361	KSP(5,10) CHL(1,10)	PY(3)	0.009	0.4	-2	71	-1	48	3	726
261210	PAU2012JL-038	83	19	445440	6090846	Bloc Erratique	VO12187361	SIL(3,10) CHL(2,10)	PY(5)	0.013	0.7	-2	72	1	49	6	108
261211	PAU2012JL-039	83	19	447243	6082615	Affleurement	VO12187361	SIL(7,10) KSP(3,5)	CP(3) BN(1) CV(1)	9.09	9.3	-2	8540	4	78	17	20
261212	PAU2012AM-021	83	19	433960	6075044	Affleurement	VO12187361		PO(0.1)	0.026	-0.2	-2	40	4	76	3	68
261213	PAU2012AM-056	83	19	432771	6082120	Bloc Erratique	VO12187361		PY(6)	0.145	1.9	5	628	2	124	21	39
261251	PAU2012TG-003	83	19	446295	6092214	Affleurement	VO12187361			-0.005	-0.2	2	4	1	2	-2	-2
261252	PAU2012TG-006	83	19	445989	6092395	Affleurement	VO12187361		PO(0.1)	0.048	-0.2	-2	78	2	39	2	51
261253	PAU2012TG-027	83	19	449022	6094882	Affleurement	VO12187361			-0.005	0.3	-2	158	-1	25	3	52
261256	PAU2012TG-035	83	19	451375	6096238	Affleurement	VO12194543		PO(0.1)	0.006	0.8	-2	305	30	6	103	17
261257	PAU2012TG-044	83	19	441861	6091546	Bloc Erratique	VO12194543		PO(1)	0.009	0.5	-2	90	10	33	7	57
261258	PAU2012TG-047	83	19	440714	6074677	Affleurement	VO12194543	SIL(6,10) SIL(10,1) BIO(6,10)	PO(0.1)	0.008	-0.2	-2	49	2	41	5	55
261259	PAU2012TG-052	83	19	440234	6073581	Affleurement	VO12194543			0.009	-0.2	11	47	1	184	9	79
261262	PAU2012TG-059	83	19	438777	6090149	Affleurement		BIO(6,10) SIL(10,1) SIL(6,10)	PY(0.1)	-9999	-9999	-9999	-9999	-9999	-9999	-9999	-9999
261263	PAU2012TG-076	83	19	422955	6087333	Affleurement		SIL(6,10) SIL(10,1) BIO(10,1)	PO(2)	-9999	-9999	-9999	-9999	-9999	-9999	-9999	-9999
261264	PAU2012TG-050	83	19	440611	6074742	Affleurement	VO12194543		PO(0.1)	-0.005	-0.2	-2	109	1	84	3	98
261266	PAU2012TG-092	83	19	438539	6074295	Affleurement	VO12187361	SIL(8,10) SIL(10,1)	PO(1)	-0.005	0.2	4	131	1	64	2	37
261268	PAU2012TG-106	83	19	438990	6076528	Affleurement	VO12187361	SIL(4,10)	PO(0.1)	-0.005	-0.2	12	43	1	74	3	69
261270	PAU2012TG-112	83	19	437280	6075756	Affleurement	VO12187361	BIO(8,10) SIL(6,10) BIO(10,1)		0.005	-0.2	3	36	1	40	6	50
261271	PAU2012TG-112	83	19	437280	6075756	Affleurement	VO12187361	BIO(8,10) SIL(6,10) BIO(10,1)		0.007	-0.2	2	4	-1	27	4	14
261284	PAU2012TG-120	83	19	447594	6083521	Bloc Erratique	VO12187361	CHL(6,10) SIL(8,10)	PY(2)	8.93	2.5	6	488	3	69	7	107
261301	PAU2012ALP-001	83	19	444219	6093058	Bloc Erratique	VO12187361	SER(8,1)	PO(2) PY(1)	0.112	-0.2	-2	54	1	44	4	41
261302	PAU2012ALP-027	83	19	440528	6074604	Affleurement	VO12187361	SIL(10,1)	PY(1)	0.011	-0.2	4	63	2	67	4	51
261309	PAU2012SH-011	83	19	447580	6080185	Bloc Erratique	VO12187360	SIL(5,10) KSP(2,10)	PO(1)	0.277	-9999	-9999	116	-9999	-9999	-9999	58
261310	PAU2012SH-012	83	19	447585	6080187	Affleurement	VO12187360	SIL(5,10) KSP(2,10)		1.00	-9999	-9999	235	-9999	-9999	-9999	154
261317	PAU2012SH-018	83	19	442397	6091874	Affleurement	VO12187361			0.021	0.8	-2	106	-1	45	7	371
261351	PAU2012AR-004	83	19	443135	6097701	Bloc Erratique	VO12187361		PO(2)	0.007	0.4	-2	119	3	45	2	39
261352	PAU2012AR-005	83	19	443361	6097362	Bloc Erratique	VO12187361	SIL(8,3)	PO(5)	0.01	0.3	-2	40	-1	42	3	79
261353	PAU2012AR-014	83	19	425604	6075305	Affleurement	VO12187361		PY(0.1)	-0.005	-0.2	-2	71	1	19	5	68
261354	PAU2012AR-019	83	19	426485	6072423	Bloc Erratique	VO12187361		PY(3)	0.01	-0.2	3	29	21	23	8	36
261355	PAU2012AR-023	83	19	453210	6096626	Affleurement	VO12187361	CHL(8,10) KSP(3,10)	PY(2) PY(0.1)	-0.005	-0.2	-2	81	14	131	5	65
261356	PAU2012AR-023	83	19	453210	6096626	Affleurement	VO12187361	CHL(8,10) KSP(3,10)	PY(2) PY(0.1)	-0.005	-0.2	-2	18	2	43	7	44
261851	PAU2012JDF-001	83	19	447304	6087452	Bloc Erratique	VO12187361	SIL(5,1)	PY(1) PO(1)	-0.005	-0.2	-2	139	3	39	5	63
276701	PAU2012FH-001	83	19	445120	6086133	Affleurement	VO12187361		PY(0.1)	-0.005	-0.2	-2	22	2	35	5	49
276702	PAU2012FH-001	83	19	445120	6086133	Affleurement	VO12187361		PY(0.1)	-0.005	-0.2	-2	11	4	23	4	35
276703	PAU2012FH-010	83	19	442315	6087989	Affleurement	VO12187361	SIL(10,1) KSP(7,3) CHL(2,5)		0.03	0.3	-2	2	-1	4	5	17
276704	PAU2012FH-028	83	19	415466	6086733	Bloc Erratique	VO12187361	SIL(10,3) CHL(6,8)	PY(5)	0.011	0.2	-2	155	5	31	3	28
276705	PAU2012FH-047	83	19	440122	6077424	Affleurement	VO12187361	SIL(8,8)	PY(3)	0.03	0.2	-2	39	2	46	5	25
276706	PAU2012FH-048	83	19	440103	6077315	Affleurement	VO12187361	SIL(9,9)	PY(3)	0.039	0.4	3	75	1	71	7	29
276707	PAU2012FH-052	83	19	438049	6077689	Bloc Erratique	VO12187361	CHL(4,4)	PY(5)	-0.005	0.2	27	89	1	43	6	30
276708	PAU2012FH-050	83	19	439707	6077134	Affleurement	VO12187361		PY(1)	0.014	0.3	-2	83	1	71	7	65
276709	PAU2012FH-051	83	19	438606	6077880	Affleurement	VO12187361		PY(3) AS(0.1)	0.015	-0.2	84	70	1	81	4	75
276710	PAU2012FH-051	83	19	438606	6077880	Affleurement	VO12187361		PY(3) AS(0.1)	0.028	-0.2	39	91	3	22	11	38
276711	PAU2012FH-053	83	19	437233	6077862	Affleurement	VO12187361	CHL(3,5)	PY(2)	0.018	-0.2	64	20	3	83	15	58
276712	PAU2012FH-054	83	19	436907	6077718	Affleurement	VO12187361		PY(2)	0.01	0.2	-2	105	3	185	14	86
276713	PAU2012FH-057	83	19	436339	6077470	Affleurement	VO12187361		PY(4) MG(3)	0.08	0.4	9	107	1	144	5	76
276715	PAU2012FH-062	83	19	435057	6078169	Affleurement	VO12187361		PY(0.1)	-0.005	-0.2	-2	44	-1	23	4	42
276716	PAU2012FH-100	83	19	426372	6088395	Affleurement	VO12187361	CHL(4,5) HEM(2,5)	PY(2) MG(1) HM(2)	0.013	-0.2	-2	33	-1	7	10	9
276717	PAU2012FH-111	83	19	454357	6097133	Affleurement	VO12187361	CHL(4,5) SIL(10,1)	PY(3)	0.005	1.1	-2	1105	8	237	4	15
276718	PAU2012FH-113	83	19	454876	6097091	Affleurement	VO12187361	SIL(9,2)	PY(2) PO(1)	0.019	0.7	-2	887	7	108	6	18

Appendix 4 - Assays (MEA) results (Au-Ag-As-Cu-Mo-Ni-Pb-Zn)

TagNumber	IdAffleur	Datum	Zone	X_UTM	Y_UTM	TypeOccurence	Sample Certificate	Alteration	Mineralization	Au_ppm	Ag_ppm	As_ppm	Cu_ppm	Mo_ppm	Ni_ppm	Pb_ppm	Zn_ppm
276751	PAU2012PS-004	83	19	442360	6091949	Affleurement	VO12187361	SIL(2,1) CHL(2,10)	PY(0.5) MG(1)	0.012	0.2	-2	43	3	37	8	98
276752	PAU2012PS-005	83	19	442392	6091879	Affleurement	VO12187361	CHL(2,1)	PO(3)	0.019	0.8	-2	139	1	52	5	246
276753	PAU2012PS-007	83	19	442625	6091445	Bloc Erratique	VO12187361		PY(3)	0.025	0.7	-2	166	26	20	8	32
276754	PAU2012PS-012	83	19	443418	6091528	Bloc Erratique	VO12187361		PO(1)	0.008	0.6	-2	148	4	41	3	80
276755	PAU2012PS-019	83	19	423028	6088026	Bloc Erratique	VO12187361	SIL(8,4)		0.437	0.4	-2	503	2	121	2	19
276756	PAU2012PS-036	83	19	433998	6076341	Bloc Erratique	VO12187361		PY(0.5) MO(0.5)	-0.005	0.3	-2	33	2	37	4	50
276757	PAU2012PS-037	83	19	434026	6076343	Bloc Erratique	VO12187361		PY(0.5) PO(0.5) CP(0.5)	0.013	0.2	-2	46	3	29	4	39
276758	PAU2012PS-040	83	19	433855	6076704	Affleurement	VO12187361	SIL(5,2)	PY(1) MO(0.5)	0.084	1	-2	53	2	37	5	86
276759	PAU2012PS-040	83	19	433862	6076693	Affleurement	VO12187361	SIL(5,2)	PY(1) MO(0.5)	0.053	0.3	-2	11	27	12	11	84
276760	PAU2012PS-041	83	19	433688	6076915	Affleurement	VO12187361	KSP(4,10)	PY(3)	0.011	0.7	-2	132	2	66	5	75
276761	PAU2012PS-041	83	19	433683	6076932	Affleurement	VO12187361	KSP(4,10)	PY(3)	0.024	1.2	-2	225	4	78	7	215
276762	PAU2012PS-046	83	19	433106	6076847	Bloc Erratique	VO12187361		PO(2)	0.02	1.5	-2	164	2	25	7	76
276763	PAU2012PS-047	83	19	433110	6076852	Affleurement	VO12187361			0.024	0.7	-2	285	1	44	9	59
276764	PAU2012PS-048	83	19	432984	6076849	Affleurement	VO12187361		MG(0.5) PO(3) PY(0.5)	0.095	2.4	-2	442	6	34	8	112
276765	PAU2012PS-049	83	19	432946	6076715	Affleurement	VO12187361		PO(3) PY(1) MO(0.5)	0.089	2.8	-2	456	24	113	26	6
276766	PAU2012PS-054	83	19	428803	6076535	Bloc Erratique	VO12187361		PY(3)	0.019	1.4	-2	38	-1	57	10	59
276767	PAU2012PS-055	83	19	428804	6076545	Bloc Erratique	VO12187361		PO(2)	0.023	0.9	2	104	-1	48	5	45
276768	PAU2012PS-056	83	19	428987	6077005	Bloc Erratique	VO12187361	SIL(4,1)	PO(2)	0.027	0.3	-2	57	-1	61	5	32
276769	PAU2012PS-061	83	19	427551	6076648	Bloc Erratique	VO12187361	SIL(4,1)	PO(2)	0.096	0.2	5	18	1	17	5	41
276770	PAU2012PS-062	83	19	426827	6077113	Bloc Erratique	VO12187361	SIL(8,1)	PO(4)	0.191	1.3	7	126	3	46	6	80
276771	PAU2012PS-063	83	19	437274	6089465	Affleurement	VO12187361	KSP(4,5)	PY(0.5)	-0.005	-0.2	-2	36	-1	25	2	36
276772	PAU2012PS-066	83	19	437632	6089062	Affleurement	VO12187361			-0.005	-0.2	-2	11	-1	22	3	40
276773	PAU2012PS-073	83	19	438594	6085277	Bloc Erratique	VO12187361	SIL(6,10)	PO(0.5)	0.014	0.4	-2	77	1	37	2	51
276774	PAU2012PS-077	83	19	450449	6099224	Affleurement	VO12187361		PO(0.5)	-0.005	-0.2	-2	19	1	25	5	76
276775	PAU2012PS-078	83	19	450556	6099118	Affleurement	VO12187361	SIL(4,1) CHL(2,10)	PO(0.5)	-0.005	-0.2	-2	51	49	54	6	69
276776	PAU2012PS-079	83	19	450516	6098887	Affleurement	VO12187361		PO(0.5)	0.011	0.3	-2	463	3	27	4	57
276777	PAU2012PS-081	83	19	451652	6099096	Bloc Erratique	VO12187361	SIL(4,10)	PO(2)	0.005	-0.2	-2	99	1	96	3	35
276778	PAU2012PS-082	83	19	451694	6099125	Affleurement	VO12187361	SIL(5,1)	PO(3) CP(0.5)	0.019	0.6	-2	773	11	349	4	13
276779	PAU2012PS-087	83	19	456075	6096469	Affleurement	VO12187361		PO(0.5)	-0.005	-0.2	-2	150	1	22	3	83
276780	PAU2012PS-089	83	19	455471	6095587	Bloc Erratique	VO12187361	SIL(6,10)	PY(4)	0.014	0.2	-2	79	2	40	3	12
276781	PAU2012PS-090	83	19	455460	6095586	Affleurement	VO12187361	SIL(6,8)	PO(3)	-0.005	0.2	-2	220	1	26	5	43

9.09 Anomalous values
"-" Limit of detection
-9999 Not analysed
Sample lost

Appendix 5: Assays WRA results

Appendix 5 - WRA results

ID Outcrop	Datum	Zone	X_UTM	Y_UTM	Package	TagNumber	Certificate	SiO2_%	TiO2_%	Al2O3_%	Fe2O3t_%	MgO_%	MnO_%	CaO_%	Na2O_%	K2O_%	P2O5_%	Cr2O3_%	SrO_%	BaO_%	LOI_%	SUM_%	Au_ppm	Zn_ppm	Cu_ppm	Y_ppm	Zr_ppm
PAU2012ALP-031	83	19	419794	6092316	WRA	261303	VO12187360	50.51	0.84	13.19	11.12	10.45	0.15	7.43	2.87	1.77	0.305	0.1	0.06	0.05	0.76	99.6	-0.005	36	46	34	148
PAU2012AR-017	83	19	426125	6072614	WRA	261362	VO12187360	45.81	2.14	16.11	16.02	4.32	0.22	9.45	2.77	1.16	0.232	0.01	0.03	0.03	1	99.31	-0.005	67	64	33	186
PAU2012AR-018	83	19	426485	6072423	WRA	261361	VO12187360	73.42	0.1	13.76	1.63	0.57	0.02	0.73	2.86	5.95	0.086	0.005	0.03	0.07	0.57	99.78	-0.005	16	1	33	168
PAU2012AR-024	83	19	419681	6093866	WRA	261357	VO12187360	74.18	0.05	13.81	1.4	0.17	0.01	0.88	3.15	6.04	0.032	0.005	0.02	0.05	0.25	100.05	-0.005	10	1	35	99
PAU2012AR-025	83	19	429723	6082574	WRA	261358	VO12187360	70.9	0.31	13.64	3.46	1.38	0.05	1.84	4.01	3.45	0.087	0.005	0.04	0.05	0.5	99.71	-0.005	42	1	21	111
PAU2012AR-026	83	19	419758	6080241	WRA	261359	VO12187360	77.23	0.005	12.56	0.69	0.07	0.005	0.93	4.08	3.61	0.014	0.005	0.01	0.005	0.2	99.38	-0.005	4	3	45	13
PAU2012AR-027	83	19	425998	6076295	WRA	261360	VO12187360	72.76	0.06	13.89	1.09	0.13	0.01	0.57	3.03	6.4	0.134	0.005	0.01	0.01	0.28	98.37	-0.005	11	1	62	54
PAU2012AR-028	83	19	427635	6075912	WRA	261363	VO12187360	72.98	0.19	14.05	1.61	0.34	0.01	0.69	3.32	5.76	0.141	0.005	0.01	0.02	0.4	99.52	-0.005	24	2	67	153
PAU2012AR-029	83	19	433056	6077770	WRA	261364	VO12187360	64	0.47	14.77	5.59	2.57	0.07	3.45	4.08	3.21	0.213	0.01	0.08	0.11	0.3	98.92	-0.005	50	23	19	166
PAU2012FH-060	83	19	436442	6076321	WRA	276714	VO12187360	76.19	0.05	13.36	1.61	0.57	0.04	1.56	3.24	1.47	0.353	0.005	0.02	0.005	0.51	98.97	-0.005	40	1	21	96
PAU2012FH-117	83	19	420959	6091610	WRA	276719	VO12187360	61.63	0.52	13.93	7.07	5.35	0.09	5.17	3.16	1.86	0.186	0.05	0.06	0.05	0.41	99.54	-0.005	39	32	18	147
PAU2012FH-118	83	19	424751	6081314	WRA	276720	VO12187360	65.77	0.35	14.71	4.23	1.96	0.05	2.79	4.04	3.59	0.133	0.01	0.07	0.14	0.39	98.22	-0.005	40	2	17	135
PAU2012FH-119	83	19	425606	6075317	WRA	276721	VO12187360	45.69	2.32	15.94	15.66	4.32	0.2	9.69	2.76	0.92	0.256	0.01	0.03	0.03	1.41	99.22	-0.005	87	78	37	188
PAU2012FH-120	83	19	425566	6075306	WRA	276722	VO12187360	72	0.19	13.82	1.83	0.69	0.01	0.29	2.33	6.73	0.131	0.005	0.01	0.03	0.9	98.96	-0.005	8	1	55	172
PAU2012FH-121	83	19	426113	6074756	WRA	276723	VO12187360	72.46	0.22	13.91	1.96	0.33	0.01	0.8	3.2	5.5	0.134	0.005	0.01	0.03	0.48	99.04	-0.005	29	1	71	170
PAU2012FH-122	83	19	429389	6075940	WRA	276724	VO12187360	66.68	0.45	14.65	5.9	2.2	0.05	2.78	3.53	2.21	0.121	0.01	0.05	0.05	0.79	99.47	-0.005	82	73	22	177
PAU2012FH-123	83	19	433071	6076724	WRA	276725	VO12187360	58.13	0.61	18.08	7.24	3.51	0.07	2.96	4.1	3.11	0.195	0.03	0.05	0.06	0.87	99.01	-0.005	100	52	37	202
PAU2012JL-010	83	19	443973	6093266	WRA	261203	VO12187360	51.52	0.45	10.23	8.59	16.56	0.13	4.86	2.18	3.02	0.238	0.2	0.06	0.06	1.09	99.18	-0.005	41	5	24	115
PAU2012SH-004	83	19	437559	6074871	WRA	261304	VO12187360	59.67	0.75	16.76	9.29	4.68	0.11	1.3	2.2	3.31	0.156	0.04	0.02	0.05	1.23	99.56	-0.005	83	42	37	137
PAU2012SH-013	83	19	452224	6087740	WRA	261311	VO12187360	66.19	0.34	15.96	3.58	1.58	0.03	2.93	4.06	3.46	0.333	0.005	0.05	0.07	0.6	99.18	-0.005	48	4	34	225
PAU2012SH-014	83	19	447158	6090448	WRA	261313	VO12187360	77.67	0.03	11.36	1.09	0.19	0.005	1.27	3.49	2.64	0.021	0.005	0.04	0.04	0.39	98.23	-0.005	8	1	11	159
PAU2012SH-014	83	19	447157	6090447	WRA	261312	VO12187360	61.94	0.5	15.02	6.33	3.58	0.09	4.26	4.26	2.47	0.22	0.02	0.07	0.06	0.84	99.66	0.005	69	19	19	161
PAU2012SH-015	83	19	446002	6093752	WRA	261314	VO12187360	67.51	0.43	15.04	4.59	1.89	0.05	2.25	3.57	3.9	0.065	0.01	0.05	0.09	0.53	99.97	-0.005	59	27	22	207
PAU2012SH-016	83	19	440993	6095979	WRA	261315	VO12187360	65.97	0.4	15.6	4.65	1.98	0.04	2.02	3.28	5.1	0.17	0.01	0.05	0.13	0.56	99.97	-0.005	62	28	30	163
PAU2012SH-017	83	19	439558	6090901	WRA	261316	VO12187360	69.74	0.18	15.03	3.13	1.05	0.03	2.31	3.74	3.78	0.123	0.005	0.05	0.12	0.58	99.86	-0.005	36	10	15	130
PAU2012SH-019	83	19	430987	6088539	WRA	261318	VO12187360	69.09	0.21	15.02	2.79	1.2	0.04	2.25	4.24	3.98	0.125	0.005	0.05	0.11	0.38	99.5	-0.005	27	1	17	105
PAU2012SH-020	83	19	422657	6087768	WRA	261320	VO12187360	75.57	0.005	13.26	0.46	0.03	0.005	0.71	3.75	4.94	0.032	0.005	0.01	0.005	0.21	98.95	-0.005	1	1	20	8
PAU2012SH-020	83	19	422656	6087767	WRA	261319	VO12187360	68.24	0.41	14.22	5.36	2.47	0.02	1.78	3.92	2.34	0.101	0.02	0.04	0.06	0.75	99.74	-0.005	56	49	31	171
PAU2012TG-027	83	19	449023	6094881	NMA	261254	VO12187362	43.9	0.4	9.14	10.67	19.85	0.19	9.51	2.43	0.88	0.008	0.07	0.02	0.01	2.38	99.45	0.0005	-9999	149	-9999	-9999
PAU2012TG-030	83	19	449109	6094962	NMA	261255	VO12187362	46.62	0.62	12.64	11.14	12.88	0.22	10.16	2.12	1.75	0.024	0.02	0.02	0.01	1.32	99.54	0.0005	-9999	67	-9999	-9999
PAU2012TG-036	83	19	439929	6092923	WRA	261292	VO12187360	62.26	0.5	15.09	6.11	3.52	0.1	4.29	4.04	2.91	0.212	0.02	0.07	0.09	0.62	99.83	-0.005	58	10	20	161
PAU2012TG-050	83	19	440611	6074742	WRA	261265	VO12187360	62.78	0.68	16.45	6.57	2.91	0.07	4.04	3.39	2.19	0.243	0.01	0.08	0.08	0.52	100	-0.005	77	72	16	187
PAU2012TG-052	83	19	440238	6073603	WRA	261260	VO12187360	47.8	1.07	9.43	12.52	15.07	0.21	8.89	1.3	2.38	0.209	0.13	0.02	0.05	0.73	99.81	-0.005	46	29	56	109
PAU2012TG-052	83	19	440234	6073581	WRA	261259	VO12187360	64.49	0.49	15.5	5.68	2.79	0.07	2.27	3.44	4.01	0.156	0.02	0.05	0.12	0.48	99.56	-0.005	78	26	32	148
PAU2012TG-057	83	19	438690	6090453	WRA	261261	VO12187360	66.52	0.66	14.81	4.67	2.05	0.03	1.98	3.57	4.29	0.186	0.01	0.04	0.07	0.54	99.43	-0.005	63	29	30	179
PAU2012TG-076	83	19	422955	6087333	WRA	261294	VO12187360	63.36	0.56	16.1	6.38	3.01	0.07	3.16	4.38	2.12	0.209	0.01	0.05	0.07	0.56	100.05	0.008	58	39	27	156
PAU2012TG-105	83	19	439324	6075823	WRA	261267	VO12187360	66.31	0.47	15.6	5.36	2.63	0.06	2.49	3.53	2.62	0.138	0.02	0.04	0.04	0.64	99.94	-0.005	64	23	22	136
PAU2012TG-109	83	19	438176	6075766	NMA	261269	VO12187362	47.04	0.34	6.11	10.65	26.28	0.16	5.04	0.47	2.28	0.159	0.26	0.04	0.07	1	99.9	0.004	-1	23	-1	-1
PAU2012TG-113	83	19	436803	6076245	WRA	261272	VO12187360	75.71	0.04	13.54	2.75	1.11	0.05	0.77	1.75	2.67	0.048	0.005	0.02	0.04	1.13	99.63	-0.005	38	4	14	108
PAU2012TG-115	83	19	447347	6082481	WRA	261273	VO12187360	63.82	0.49	14.37	5.3	3.39	0.06	2.49	4.75	2.71	0.204	0.02	0.03	0.05	1.74	99.42	-0.005	26	99	22	126
PAU2012TG-121	83	19	447593	6083539	WRA	261285	VO12187360	64.24	0.43	14.66	5.58	3.5	0.09	3.02	3.99	2.91	0.187	0.02	0.06	0.08	1.12	99.89	0.005	38	23	20	145
PAU2012TG-122	83	19	452512	6092065	WRA	261286	VO12187360	72.8	0.15	14.14	1.95	0.65	0.02	1.53	3.34	4.75	0.066	0.005	0.05	0.08	0.32	99.83	-0.005	29	13	4	89
PAU2012TG-123	83	19	447312	6088999	WRA	261287	VO12187360	70.94	0.2	13.9	2.85	1.09	0.03	2.12	3.3	3.66	0.092	0.005	0.05	0.11	0.5	98.83	-0.005	34	2	13	75
PAU2012TG-124	83	19	448394	6094197	WRA	261288	VO12187360	71.48	0.11	14.69	2.02	0.64	0.02	1.72	3.44	4.75	0.073	0.005	0.05	0.13	0.28	99.39	-0.005	24	2	18	126
PAU2012TG-125	83	19	442919	6096798	WRA	261289	VO12187360	73.1	0.23	13.68	2.2	0.43	0.01	1.13	3.43	4.94	0.039	0.005	0.01	0.03	0.26	99.5	-0.005	29	1	34	159
PAU2012TG-126	83	19	439934	6089400	WRA	261290	VO12187360	73.68	0.11	13.82	1.34	0.32	0.01	1.21	3.35	5.05	0.027	0.005	0.03	0.06	0.32	99.32	-0.005	17	1	5	95
PAU2012TG-127	83	19	442360	6089438	WRA	261291	VO12187360	67.18	0.42	14.86	4.9	1.84	0.06	2.9	3.74	2.52	0.188	0.005	0.05	0.08	0.53	99.27	-0.005	66	5	25	168
PAU2012TG-128	83	19	427528	6087448	WRA	261293	VO12187360	71.32	0.23	13.78	2.96	1.22	0.04	1.9	3.93	3.74	0.08	0.005	0.04	0.07	0.31	99.62	-0.005	29	2	19	105

"-" Limit of detection

-9999 Not analysed

Appendix 6: Channel assays MEA results

Appendix 6 - Channel assays results

ID Channel	From	To	TagNumber	Certificate	Length	Au_ppm	Cut *L	g/t Au	Over	Including (g/t Au)	Over	Ag ppm	Cu ppm	Mo ppm	Zn ppm
PAU2012R-001	0.00	1.00	276801	VO12187278	1.00	0.011	0.011					0.3	116	82	83
PAU2012R-001	1.00	2.00	276802	VO12187278	1.00	0.006	0.006					0.2	87	2	96
PAU2012R-001	2.00	3.00	276803	VO12187278	1.00	0.008	0.008					-0.2	72	1	64
PAU2012R-001	3.00	4.00	276804	VO12187278	1.00	0.01	0.01					0.3	89	2	31
PAU2012R-001	4.00	5.00	276805	VO12187278	1.00	0.014	0.014					0.3	121	5	107
PAU2012R-001	5.00	6.00	276806	VO12187278	1.00	0.01	0.01					-0.2	142	6	126
PAU2012R-001	6.00	7.00	276807	VO12187278	1.00	0.041	0.041					0.4	170	8	70
PAU2012R-001	7.00	8.00	276808	VO12187278	1.00	0.009	0.009					0.2	169	5	78
PAU2012R-001	8.00	9.00	276809	VO12187278	1.00	-0.005	-0.005					-0.2	13	4	110
PAU2012R-001	9.00	10.00	276810	VO12187278	1.00	-0.005	-0.005					-0.2	2	6	61
PAU2012R-002	0.00	1.00	276811	VO12187278	1.00	0.019	0.019					-0.2	242	1	18
PAU2012R-002	1.00	2.00	276812	VO12187278	1.00	0.005	0.005					-0.2	126	-1	14
PAU2012R-002	2.00	3.00	276813	VO12187278	1.00	0.02	0.02					-0.2	376	10	28
PAU2012R-002	3.00	4.00	276814	VO12187278	1.00	0.012	0.012					-0.2	676	3	18
PAU2012R-002	4.00	5.00	276815	VO12187278	1.00	0.019	0.019					-0.2	231	4	23
PAU2012R-002	5.00	6.00	276816	VO12187278	1.00	0.023	0.023					-0.2	658	7	30
PAU2012R-002	6.00	7.00	276817	VO12187278	1.00	0.059	0.059					0.4	481	4	27
PAU2012R-002	7.00	8.00	276818	VO12187278	1.00	0.039	0.039					0.2	**1370**	1	24
PAU2012R-002	8.00	9.00	276819	VO12187278	1.00	0.03	0.03					0.2	**1005**	2	27
PAU2012R-002	9.00	10.00	276820	VO12187278	1.00	0.028	0.028					0.3	223	1	26
PAU2012R-002	10.00	11.00	276821	VO12187278	1.00	0.187	0.187					0.9	488	17	26
PAU2012R-002	11.00	12.00	276822	VO12187278	1.00	0.018	0.018					-0.2	**1090**	-1	20
PAU2012R-002	12.00	13.00	276823	VO12187278	1.00	0.017	0.017					-0.2	287	13	26
PAU2012R-003	0.00	1.00	276824	VO12187278	1.00	0.075	0.075					0.4	392	13	26
PAU2012R-003	1.00	2.00	276825	VO12187278	1.00	0.045	0.045					0.4	164	10	26
PAU2012R-003	2.00	3.00	276826	VO12187278	1.00	0.041	0.041					0.5	767	15	28
PAU2012R-003	3.00	4.00	276827	VO12187278	1.00	0.016	0.016					0.3	137	14	29
PAU2012R-003	4.00	5.00	276828	VO12187278	1.00	0.02	0.02					0.2	113	4	30
PAU2012R-003	5.00	6.00	276829	VO12187278	1.00	0.054	0.054					0.4	263	8	32
PAU2012R-003	6.00	7.00	276830	VO12187278	1.00	0.038	0.038					0.4	166	42	34
PAU2012R-003	7.00	8.00	276831	VO12187278	1.00	0.052	0.052					0.5	476	17	40
PAU2012R-003	8.00	9.00	276832	VO12187278	1.00	0.021	0.021					0.2	282	43	43
PAU2012R-003	9.00	10.00	276833	VO12187278	1.00	0.034	0.034					0.2	96	2	35
PAU2012R-003	10.00	11.00	276834	VO12187278	1.00	0.018	0.018					-0.2	126	2	29
PAU2012R-003	11.00	12.00	276835	VO12187278	1.00	0.009	0.009					-0.2	92	4	43
PAU2012R-003	12.00	13.00	276836	VO12187278	1.00	0.115	0.115					0.4	212	1	40
PAU2012R-003	13.00	14.00	276837	VO12187278	1.00	-0.005	-0.005					-0.2	40	1	32
PAU2012R-003	14.00	15.00	276838	VO12187278	1.00	-0.005	-0.005					-0.2	42	5	26
PAU2012R-004	0.00	1.00	276839	VO12187278	1.00	0.005	0.005					-0.2	293	4	29
PAU2012R-004	1.00	2.00	276840	VO12187278	1.00	0.012	0.012					0.2	127	5	32
PAU2012R-004	2.00	3.00	276841	VO12187278	1.00	-0.005	-0.005					-0.2	106	2	29
PAU2012R-004	3.00	4.00	276842	VO12187278	1.00	0.005	0.005					-0.2	179	6	30
PAU2012R-004	4.00	5.00	276843	VO12187278	1.00	0.005	0.005					-0.2	151	-1	25
PAU2012R-004	5.00	6.00	276844	VO12187278	1.00	0.009	0.009					0.2	295	9	41
PAU2012R-004	6.00	7.00	276845	VO12187278	1.00	0.011	0.011					-0.2	124	12	27
PAU2012R-004	7.00	8.00	276846	VO12187278	1.00	0.05	0.05					0.6	175	6	24
PAU2012R-004	8.00	9.00	276847	VO12187278	1.00	0.01	0.01					0.2	341	-1	24
PAU2012R-004	9.00	10.00	276848	VO12187278	1.00	0.019	0.019					0.2	217	5	20
PAU2012R-004	10.00	11.00	276849	VO12187278	1.00	0.008	0.008					-0.2	76	-1	21
PAU2012R-004	11.00	12.00	276850	VO12187278	1.00	0.008	0.008					-0.2	355	26	22
PAU2012R-004	12.00	13.00	276851	VO12187278	1.00	0.007	0.007					-0.2	84	3	17
PAU2012R-004	13.00	14.00	276852	VO12187278	1.00	0.006	0.006					0.2	163	9	27
PAU2012R-004	14.00	15.00	276853	VO12187278	1.00	0.012	0.012					0.2	221	2	29

Appendix 6 - Channel assays results

ID Channel	From	To	TagNumber	Certificate	Length	Au_ppm	Cut *L	g/t Au	Over	Including (g/t Au)	Over	Ag ppm	Cu ppm	Mo ppm	Zn ppm
PAU2012R-004	15.00	16.00	276854	VO12187278	1.00	0.012	0.012					0.2	39	6	39
PAU2012R-004	16.00	17.00	276855	VO12187278	1.00	0.011	0.011					-0.2	148	7	27
PAU2012R-004	17.00	18.00	276856	VO12187278	1.00	0.012	0.012					-0.2	166	9	26
PAU2012R-004	18.00	19.00	276857	VO12187278	1.00	0.008	0.008					-0.2	163	4	22
PAU2012R-005	0.00	1.00	276858	VO12187278	1.00	0.035	0.035					0.3	154	1	19
PAU2012R-005	1.00	2.00	276859	VO12187278	1.00	0.006	0.006					-0.2	116	2	22
PAU2012R-005	2.00	3.00	276860	VO12187278	1.00	0.012	0.012					-0.2	102	10	29
PAU2012R-005	3.00	4.00	276861	VO12187278	1.00	0.018	0.018					-0.2	108	7	29
PAU2012R-005	4.00	5.00	276862	VO12187278	1.00	0.008	0.008					-0.2	110	10	29
PAU2012R-005	5.00	6.00	276863	VO12187278	1.00	0.034	0.034					0.2	127	5	25
PAU2012R-005	6.00	7.00	276864	VO12187278	1.00	0.011	0.011					-0.2	441	14	28
PAU2012R-005	7.00	8.00	276865	VO12187278	1.00	0.007	0.007					-0.2	142	2	23
PAU2012R-005	8.00	9.00	276866	VO12187278	1.00	-0.005	-0.005					-0.2	103	1	27
PAU2012R-005	9.00	10.00	276867	VO12187278	1.00	-0.005	-0.005					-0.2	222	2	24
PAU2012R-005	10.00	11.00	276868	VO12187278	1.00	-0.005	-0.005					-0.2	171	1	28
PAU2012R-005	11.00	12.00	276869	VO12187278	1.00	0.034	0.034					-0.2	318	7	26
PAU2012R-005	12.00	13.00	276870	VO12187278	1.00	0.049	0.049					-0.2	339	10	32
PAU2012R-005	13.00	14.00	276871	VO12187278	1.00	0.012	0.012					-0.2	115	-1	28
PAU2012R-005	14.00	15.00	276872	VO12187278	1.00	0.006	0.006					-0.2	150	3	30
PAU2012R-005	15.00	16.00	276873	VO12187278	1.00	0.005	0.005					-0.2	137	-1	28
PAU2012R-005	16.00	17.00	276874	VO12187278	1.00	0.025	0.025					-0.2	361	3	31
PAU2012R-005	17.00	18.00	276875	VO12187278	1.00	0.033	0.033					0.2	79	1	32
PAU2012R-006	0.00	1.00	276876	VO12187278	1.00	-0.005	-0.005					0.2	52	1	69
PAU2012R-006	1.00	2.00	276877	VO12187278	1.00	0.006	0.006					0.3	50	1	62
PAU2012R-006	2.00	3.00	276878	VO12187278	1.00	0.01	0.01					0.4	51	1	100
PAU2012R-006	3.00	4.00	276879	VO12187278	1.00	0.013	0.013					0.9	77	2	177
PAU2012R-006	4.00	4.30	276880	VO12187278	0.30	0.011	0.0033					0.6	66	1	110
PAU2012R-006	4.30	5.00	276881	VO12187278	0.70	0.012	0.0084					0.7	78	3	59
PAU2012R-006	5.00	6.00	276882	VO12187278	1.00	0.028	0.028					0.9	120	2	58
PAU2012R-006	6.00	7.00	276883	VO12187278	1.00	0.015	0.015					0.3	43	2	76
PAU2012R-006	7.00	8.00	276884	VO12187278	1.00	0.014	0.014					0.2	40	1	77
PAU2012R-006	8.00	9.00	276885	VO12187278	1.00	0.017	0.017					0.2	53	1	87
PAU2012R-007	0.00	1.00	276886	VO12187278	1.00	0.009	0.009					0.6	84	2	198
PAU2012R-007	1.00	2.00	276887	VO12187278	1.00	0.018	0.018					0.8	108	3	49
PAU2012R-007	2.00	3.00	276888	VO12187278	1.00	0.025	0.025					0.6	86	2	60
PAU2012R-007	3.00	4.00	276889	VO12187278	1.00	0.012	0.012					0.2	33	1	76
PAU2012R-007	4.00	5.00	276890	VO12187278	1.00	0.009	0.009					0.3	46	1	113
PAU2012R-007	5.00	6.00	276891	VO12187278	1.00	0.007	0.007					0.2	48	1	73
PAU2012R-008	0.00	1.00	276892	VO12187278	1.00	0.009	0.009					0.6	60	2	111
PAU2012R-008	1.00	1.80	276893	VO12187278	0.80	0.063	0.0504					0.4	43	1	68
PAU2012R-008	1.80	3.00	276894	VO12187278	1.20	0.026	0.0312					1	137	7	46
PAU2012R-008	3.00	4.00	276895	VO12187278	1.00	0.011	0.011					0.4	52	1	78
PAU2012R-009	0.00	1.00	276951	VO12187278	1.00	0.224	0.224					0.7	76	2	141
PAU2012R-009	1.00	2.00	276952	VO12187278	1.00	0.144	0.144					0.5	52	3	81
PAU2012R-009	2.00	3.00	276953	VO12187278	1.00	0.077	0.077					0.4	48	2	73
PAU2012R-009	3.00	4.00	276954	VO12187278	1.00	0.089	0.089					0.6	72	8	74
PAU2012R-009	4.00	5.00	276955	VO12187278	1.00	0.166	0.166					0.4	45	2	79
PAU2012R-009	5.00	6.00	276956	VO12187278	1.00	0.035	0.035					0.4	51	1	77
PAU2012R-009	6.00	7.00	276957	VO12187278	1.00	0.024	0.024					0.3	37	2	71
PAU2012R-009	7.00	8.00	276958	VO12187278	1.00	0.025	0.025					0.4	44	1	75
PAU2012R-009	9.00	10.00	276959	VO12187278	1.00	0.024	0.024					0.3	41	2	69
PAU2012R-009	10.00	11.00	276960	VO12187278	1.00	0.021	0.021					0.2	26	1	57
PAU2012R-010	0.00	1.00	261274	VO12187278	1.00	0.049	0.049					0.3	44	1	96

Appendix 6 - Channel assays results

ID Channel	From	To	TagNumber	Certificate	Length	Au_ppm	Cut *L	g/t Au	Over	Including (g/t Au)	Over	Ag ppm	Cu ppm	Mo ppm	Zn ppm
PAU2012R-010	1.00	2.00	261275	VO12187278	1.00	0.044	0.044					0.5	54	1	142
PAU2012R-010	2.00	3.00	261276	VO12187278	1.00	0.077	0.077					0.9	106	4	93
PAU2012R-010	3.00	4.00	261277	VO12187278	1.00	0.085	0.085					1	120	5	83
PAU2012R-010	4.00	5.00	261278	VO12187278	1.00	0.067	0.067					0.6	73	2	127
PAU2012R-011	0.00	1.00	261279	VO12187278	1.00	0.111	0.111					1	118	3	98
PAU2012R-011	1.00	2.00	261280	VO12187278	1.00	**0.776**	**0.776**					1.2	147	4	91
PAU2012R-011	2.00	3.00	261281	VO12187278	1.00	**5.1**	**5.1**	**3.43**	**3.00**	**4.75**	**2.00**	1.7	136	3	123
PAU2012R-011	3.00	4.00	261282	VO12187278	1.00	**4.4**	**4.4**					0.6	93	4	100
PAU2012R-011	4.00	5.00	261283	VO12187278	1.00	0.015	0.015					-0.2	8	2	59
PAU2012R-012	0.00	1.00	276896	VO12187278	1.00	0.073	0.073					-0.2	54	2	53
PAU2012R-012	1.00	2.00	276897	VO12187278	1.00	**0.25**	**0.25**					0.3	149	6	77
PAU2012R-013	0.00	1.00	276898	VO12187278	1.00	0.197	0.197					0.2	108	6	91
PAU2012R-013	1.00	2.00	276899	VO12187278	1.00	**0.252**	**0.252**					0.3	158	10	58
PAU2012R-014	0.00	1.00	276900	VO12187278	1.00	0.137	0.137					0.7	114	4	115
PAU2012R-014	1.00	2.00	276901	VO12187278	1.00	0.181	0.181					0.5	215	5	66
PAU2012R-014	2.00	3.00	276902	VO12187278	1.00	0.085	0.085					0.3	103	4	77
PAU2012R-014	3.00	4.00	276903	VO12187278	1.00	0.124	0.124					0.3	99	3	87
PAU2012R-014	4.00	5.00	276904	VO12187278	1.00	0.112	0.112					0.3	119	5	90
PAU2012R-014	5.00	6.00	276905	VO12187278	1.00	**0.272**	**0.272**					0.6	245	7	69
PAU2012R-014	6.00	7.00	276906	VO12187278	1.00	**0.224**	**0.224**					0.6	327	5	136
PAU2012R-015	0.00	1.00	276907	VO12187278	1.00	**0.144**	**0.144**					0.3	132	7	74
PAU2012R-015	1.00	2.00	276908	VO12187278	1.00	**0.177**	**0.177**					0.4	134	7	73
PAU2012R-015	2.00	3.00	276909	VO12187278	1.00	**0.165**	**0.165**					0.3	81	3	64
PAU2012R-015	3.00	4.00	276910	VO12187278	1.00	**0.179**	**0.179**	**0.27**	**7.00**			0.4	119	7	70
PAU2012R-015	4.00	5.00	276911	VO12187278	1.00	**0.794**	**0.794**			**0.79**	**1.00**	0.9	273	19	107
PAU2012R-015	5.00	6.00	276912	VO12187278	1.00	**0.313**	**0.313**					0.5	213	26	86
PAU2012R-015	6.00	7.00	276913	VO12187278	1.00	**0.115**	**0.115**					0.3	68	3	69
PAU2012R-016	0.00	1.00	276962	VO12187278	1.00	0.043	0.043					-0.2	20	1	107
PAU2012R-016	1.00	2.00	276963	VO12187278	1.00	0.139	0.139					-0.2	7	1	63
PAU2012R-016	2.00	2.60	276964	VO12187278	0.60	0.055	0.033					-0.2	35	1	29
PAU2012R-016	2.60	3.80	276965	VO12187278	1.20	**0.223**	**0.2676**					0.5	70	1	73
PAU2012R-016	3.80	5.00	276966	VO12187278	1.20	**0.317**	**0.3804**					0.4	82	2	70
PAU2012R-016	5.00	6.00	276967	VO12187278	1.00	0.159	0.159					0.3	43	1	63
PAU2012R-016	6.00	7.00	276968	VO12187278	1.00	0.018	0.018					-0.2	9	1	15
PAU2012R-016	7.00	8.00	276969	VO12187278	1.00	0.046	0.046					-0.2	29	-1	12
PAU2012R-016	8.00	9.00	276970	VO12187278	1.00	**0.678**	**0.678**					1.6	284	3	103
PAU2012R-016	9.00	10.00	276971	VO12187278	1.00	**0.644**	**0.644**					0.6	135	3	117
PAU2012R-016	10.00	11.00	276972	VO12187278	1.00	**0.478**	**0.478**	**0.51**	**5.00**			0.5	125	2	90
PAU2012R-016	11.00	12.00	276973	VO12187278	1.00	**0.437**	**0.437**					0.6	129	2	91
PAU2012R-016	12.00	13.00	276974	VO12187278	1.00	**0.324**	**0.324**					0.5	103	2	111
PAU2012R-016	13.00	14.00	276975	VO12187278	1.00	0.111	0.111					0.2	48	2	105
PAU2012R-016	14.00	15.00	276976	VO12187278	1.00	0.135	0.135					0.2	66	3	117
PAU2012R-017	0.00	1.00	276977	VO12187278	1.00	0.041	0.041					-0.2	27	-1	40
PAU2012R-017	1.00	2.00	276978	VO12187278	1.00	0.225	0.225					0.3	57	2	93
PAU2012R-017	2.00	3.00	276979	VO12187278	1.00	**0.352**	**0.352**					0.6	110	3	83
PAU2012R-017	3.00	4.00	276980	VO12187278	1.00	**0.569**	**0.569**					0.4	95	3	118
PAU2012R-017	4.00	5.00	276981	VO12187278	1.00	**0.356**	**0.356**	**0.40**	**5.00**			0.5	103	2	129
PAU2012R-017	5.00	6.00	276982	VO12187278	1.00	**0.429**	**0.429**					0.5	130	4	110
PAU2012R-017	6.00	7.00	276983	VO12187278	1.00	**0.302**	**0.302**					0.5	102	5	55
PAU2012R-017	7.00	8.00	276984	VO12187278	1.00	0.023	0.023					-0.2	6	1	19
PAU2012R-017	8.00	9.00	276985	VO12187278	1.00	0.019	0.019					-0.2	13	-1	63
PAU2012R-018	0.00	1.00	276986	VO12187278	1.00	0.047	0.047					-0.2	19	1	47
PAU2012R-018	1.00	2.00	276987	VO12187278	1.00	0.18	0.18					0.2	63	2	85

Appendix 6 - Channel assays results

ID Channel	From	To	TagNumber	Certificate	Length	Au_ppm	Cut *L	g/t Au	Over	Including (g/t Au)	Over	Ag ppm	Cu ppm	Mo ppm	Zn ppm
PAU2012R-019	0.00	1.00	276988	VO12187278	1.00	**0.224**	**0.224**					-0.2	14	1	76
PAU2012R-019	1.00	2.00	276989	VO12187278	1.00	**0.144**	**0.144**					0.2	33	2	81
PAU2012R-019	2.00	3.00	276990	VO12187278	1.00	**0.178**	**0.178**					0.2	47	2	58
PAU2012R-019	3.00	4.00	276991	VO12187278	1.00	**0.364**	**0.364**	**0.30**	**7.00**			0.4	101	4	75
PAU2012R-019	4.00	5.00	276992	VO12187278	1.00	**0.323**	**0.323**					0.5	83	3	42
PAU2012R-019	5.00	6.00	276993	VO12187278	1.00	**0.435**	**0.435**					0.6	109	4	71
PAU2012R-019	6.00	7.00	276994	VO12187278	1.00	**0.436**	**0.436**					0.5	88	5	69
PAU2012R-019	7.00	8.00	276995	VO12187278	1.00	0.125	0.125					0.2	26	6	55
PAU2012R-019	8.00	9.00	276996	VO12187278	1.00	0.025	0.025					-0.2	5	1	68
PAU2012R-020	0.00	1.00	276997	VO12187278	1.00	0.114	0.114					0.3	44	2	49
PAU2012R-020	1.00	2.00	276998	VO12187278	1.00	0.08	0.08					0.2	26	2	28
PAU2012R-020	2.00	3.00	276999	VO12187278	1.00	0.106	0.106					0.2	38	2	52
PAU2012R-020	3.00	4.00	277000	VO12187278	1.00	0.172	0.172					0.5	91	14	48
PAU2012R-020	4.00	5.00	261305	VO12187278	1.00	0.123	0.123					0.3	49	13	66
PAU2012R-020	5.00	6.00	261306	VO12187278	1.00	0.05	0.05					0.3	39	265	21
PAU2012R-020	6.00	7.00	261307	VO12187278	1.00	0.044	0.044					0.2	45	1	63
PAU2012R-020	7.00	7.50	261308	VO12187278	0.50	0.019	0.0095					-0.2	22	-1	58
PAU2012R-021	0.00	1.00	276914	VO12187278	1.00	0.198	0.198					0.6	133	8	30
PAU2012R-021	1.00	2.00	276915	VO12187278	1.00	**1.23**	**1.23**					1.9	359	9	34
PAU2012R-021	2.00	3.00	276916	VO12187278	1.00	**1.24**	**1.24**					1.2	181	9	36
PAU2012R-021	3.00	4.00	276917	VO12187278	1.00	**0.802**	**0.802**					1.9	283	3	43
PAU2012R-021	4.00	5.00	276918	VO12187278	1.00	**0.638**	**0.638**	**1.48**	**8.00**			2	652	43	21
PAU2012R-021	5.00	6.00	276919	VO12187278	1.00	**0.429**	**0.429**					1.7	588	19	29
PAU2012R-021	6.00	7.00	276920	VO12187278	1.00	**4.43**	**4.43**			**3.42**	**2.00**	1.9	338	3	78
PAU2012R-021	7.00	8.00	276921	VO12187278	1.00	**2.4**	**2.4**					0.3	44	2	119
PAU2012R-021	8.00	9.00	276922	VO12187278	1.00	**0.672**	**0.672**					0.4	48	2	93
PAU2012R-021	9.00	10.00	276923	VO12187278	1.00	**0.202**	**0.202**					0.3	40	2	94
PAU2012R-021	10.00	11.00	276924	VO12187278	1.00	**0.3**	**0.3**					0.3	40	2	119
PAU2012R-021	11.00	12.00	276925	VO12187278	1.00	**0.166**	**0.166**					0.6	66	3	103

1.23 Anomalous intersection
"-" Limits of detection
1005 Anomalous values

Appendix 7: Structural measurement table

Appendix 7 - Structural measurement table

ID Outcrop	Datum	Zone	X_UTM	Y_UTM	Host Rock	Struc Type	Struc Code	Struc Name	Azimuth (°)	Dip/Plunge (°)	Code Discover
PAU2009TR-027	83	19	444180.2	6078050.3		Pl	S1	Schistosité Principale	191	35	4
PAU2009TR-027	83	19	444180.4	6078051.5		Li	AP	Axe de Pli	197	44	60
PAU2009TR-027	83	19	444180.9	6078054.1		Li	AP	Axe de Pli	345	42	60
PAU2009TR-027	83	19	444182	6078050.5		Pl	S1	Schistosité Principale	175	69	4
PAU2009TR-027	83	19	444182.4	6078051.4		Li	AP	Axe de Pli	350	38	60
PAU2009TR-027	83	19	444182.4	6078051.4		Pl	S1	Schistosité Principale	122	60	4
PAU2009TR-027	83	19	444182.8	6078047.3		Pl	S1	Schistosité Principale	180	55	4
PAU2009TR-027	83	19	444182.9	6078058.3		Pl	S1	Schistosité Principale	181	63	4
PAU2009TR-027	83	19	444184	6078057		Pl	S1	Schistosité Principale	170	50	4
PAU2009TR-027	83	19	444184.2	6078049.1		Pl	S1	Schistosité Principale	144	69	4
PAU2009TR-027	83	19	444184.4	6078046.9		Li	AP	Axe de Pli	5	44	60
PAU2009TR-027	83	19	444184.9	6078047.6		Li	AP	Axe de Pli	12	50	60
PAU2009TR-027	83	19	444184.9	6078047.6		Li	AP	Axe de Pli	45	48	60
PAU2009TR-027	83	19	444185	6078048.7		Pl	PA	Plan Axial	218	58	77
PAU2009TR-027	83	19	444185.2	6078050.3		Pl	S1	Schistosité Principale	328	84	4
PAU2009TR-027	83	19	444185.7	6078052.6		Li	AP	Axe de Pli	174	46	60
PAU2009TR-027	83	19	444185.7	6078058.3		Pl	S1	Schistosité Principale	190	73	4
PAU2009TR-027	83	19	444186.2	6078050.2		Pl	S1	Schistosité Principale	232	77	4
PAU2009TR-027	83	19	444186.4	6078053		Pl	S1	Schistosité Principale	185	75	4
PAU2009TR-027	83	19	444186.6	6078048.9		Li	AP	Axe de Pli	250	40	60
PAU2009TR-027	83	19	444186.8	6078056.6		Pl	S1	Schistosité Principale	205	40	4
PAU2009TR-027	83	19	444189.5	6078054.4		Li	AP	Axe de Pli	329	55	60
PAU2010TR-070	83	19	447821.7	6080965.6		Pl	ZC	Zone de cisaillement	239	39	42
PAU2010TR-070	83	19	447830.8	6080960.8		Li	AP	Axe de pli	205	54	60
PAU2010TR-070	83	19	447831.3	6080960.8		Pl	PA	Plan axial	290	-99	77
PAU2010TR-070	83	19	447835	6080962.3		Li	ST	Stries de faille	316	36	60
PAU2011JL-053	83	19	444494	444494		Li	AP	Axe de pli	342	60	60
PAU2012ALP-002	83	19	444128	6093164	I1C	Pl	FO	Foliation	280	70	0
PAU2012ALP-003	83	19	443978	6093260	I1D	Pl	FO	Foliation	302	72	0
PAU2012ALP-004	83	19	443764	6093526	I1C	Pl	FO	Foliation	302	-99	0
PAU2012ALP-005	83	19	442634	6093186	I1C M15	Pl	FO	Foliation	300	25	4
PAU2012ALP-005	83	19	442634	6093186	I1G	Pl	CT	Contact	300	28	1
PAU2012ALP-007	83	19	447302	6087485	I1C	Pl	VN	Veine	40	-99	15
PAU2012ALP-013	83	19	447318	6088199	I1C	Pl	VN	Veine	160	-99	15
PAU2012ALP-017	83	19	449731	6087392	I1C	Pl	FO	Foliation	316	45	4
PAU2012ALP-026	83	19	440620	6074543	I1D	Pl	FO	Foliation	230	80	4
PAU2012ALP-027	83	19	440528	6074604	I1C	Pl	CT	Contact	70	-99	1
PAU2012ALP-027	83	19	440528	6074604	I1C M15	Pl	FO	Foliation	230	74	4
PAU2012ALP-028	83	19	440548	6074406	I1C	Pl	FO	Foliation	245	76	4

Appendix 7 - Structural measurement table

ID Outcrop	Datum	Zone	X_UTM	Y_UTM	Host Rock	Struc Type	Struc Code	Struc Name	Azimuth (°)	Dip/Plunge (°)	Code Discover
PAU2012ALP-028	83	19	440548	6074406	I1C M15	Pl	CT	Contact	240	-99	1
PAU2012ALP-034	83	19	437740	6072382	I2G	Pl	FO	Foliation	270	-99	4
PAU2012ALP-035	83	19	437906	6072295	I1C M3	Pl	S1	Schistosité Principale	235	60	4
PAU2012ALP-036	83	19	438015	6072600	I1C	Pl	FO	Foliation	272	60	4
PAU2012ALP-037	83	19	438126	6072433	I2G	Pl	FA	Faille	260	65	42
PAU2012ALP-038	83	19	438506	6072735	I2G	Pl	FO	Foliation	262	70	4
PAU2012ALP-039	83	19	438733	6072622	I2G	Pl	FO	Foliation	234	-99	4
PAU2012ALP-041	83	19	439488	6072275	I1C T2A	Pl	FO	Foliation	276	70	4
PAU2012ALP-042	83	19	438630	6072294	I1C	Pl	FO	Foliation	240	-99	4
PAU2012ALP-043	83	19	438504	6072332	I1C	Pl	FO	Foliation	244	70	4
PAU2012ALP-044	83	19	438224	6072032	I2G	Pl	FO	Foliation	266	-99	4
PAU2012AM-001	83	19	437612	6074862	I1C M3	Pl	S1	Schistosité Principale	260	72	4
PAU2012AM-009	83	19	434774	6074474	I1C	Pl	S1	Schistosité Principale	115	65	4
PAU2012AM-012	83	19	434354	6073977	I1C	Pl	S1	Schistosité Principale	344	65	4
PAU2012AM-015	83	19	433990	6073532	I1C	Pl	S1	Schistosité Principale	4	72	4
PAU2012AM-021	83	19	433960	6075044	I1C M3	Pl	S1	Schistosité Principale	185	46	4
PAU2012AM-025	83	19	433391	6076330	I1C	Pl	S1	Schistosité Principale	265	70	4
PAU2012AM-030	83	19	431788	6088087	I1C	Pl	S1	Schistosité Principale	340	80	4
PAU2012AM-039	83	19	432664	6087807	I1C	Pl	S1	Schistosité Principale	358	60	4
PAU2012AM-045	83	19	433056	6083720	I1C	Pl	S1	Schistosité Principale	360	35	4
PAU2012AR-014	83	19	425604	6075305	I3A	Pl	DY	Dyke	180	-99	46
PAU2012AR-018	83	19	426485	6072423	I1C	Pl	VN	Veine	84	70	15
PAU2012AR-023	83	19	453210	6096626	I1C M21	Pl	S1	Schistosité Principale	157	80	4
PAU2012AR-029	83	19	433056	6077770	I1C	Pl	FO	Foliation	78	-99	4
PAU2012AR-029	83	19	433056	6077770	I1C M15	Pl	VN	Veine	18	-99	15
PAU2012FH-002	83	19	445081	6086229	I2I	Pl	FO	Foliation	318	45	4
PAU2012FH-010	83	19	442315	6087989	I1M	Pl	VN	Veine	245	80	15
PAU2012FH-012	83	19	442864	6088574	I1C M15	Pl	FO	Foliation	300	-99	4
PAU2012FH-012	83	19	442864	6088574	I1M	Pl	VN	Veine	35	80	15
PAU2012FH-013	83	19	442977	6088686	I1A	Pl	VN	Veine	20	-99	15
PAU2012FH-026	83	19	415543	6086814	M4	Pl	FO	Foliation	140	48	4
PAU2012FH-031	83	19	417392	6086555	I1L	Pl	FO	Foliation	260	45	4
PAU2012FH-033	83	19	435754	6072835	I1M	Pl	FO	Foliation	320	70	4
PAU2012FH-038	83	19	437078	6072866	I1C	Pl	FO	Foliation	280	70	4
PAU2012FH-039	83	19	437655	6074068	M4	Pl	FO	Foliation	240	60	4
PAU2012FH-041	83	19	437890	6073429	M4	Pl	FO	Foliation	250	-99	4
PAU2012FH-043	83	19	437941	6072947	I1D	Pl	FO	Foliation	260	70	4
PAU2012FH-044	83	19	438245	6072996	I1D	Pl	FO	Foliation	80	80	4
PAU2012FH-047	83	19	440122	6077424	I1C	Pl	FO	Foliation	175	70	4

Appendix 7 - Structural measurement table

ID Outcrop	Datum	Zone	X_UTM	Y_UTM	Host Rock	Struc Type	Struc Code	Struc Name	Azimuth (°)	Dip/Plunge (°)	Code Discover
PAU2012FH-048	83	19	440103	6077315	I1C	Pl	FO	Foliation	225	55	4
PAU2012FH-049	83	19	440004	6077655	I1C	Pl	FO	Foliation	130	60	4
PAU2012FH-050	83	19	439707	6077134	I1D	Pl	FO	Foliation	175	55	4
PAU2012FH-051	83	19	438606	6077880	I1C	Pl	FO	Foliation	105	55	4
PAU2012FH-053	83	19	437233	6077862	I1C	Pl	FO	Foliation	255	-99	4
PAU2012FH-054	83	19	436907	6077718	I1C	Pl	FO	Foliation	335	55	4
PAU2012FH-056	83	19	436440	6077942	I1C	Pl	FO	Foliation	80	65	4
PAU2012FH-057	83	19	436339	6077470	I1C	Pl	FO	Foliation	20	-99	4
PAU2012FH-058	83	19	436407	6077386	I1C	Pl	FO	Foliation	140	60	4
PAU2012FH-059	83	19	436603	6076286	I1C	Pl	FO	Foliation	255	70	4
PAU2012FH-060	83	19	436442	6076321	I1C	Pl	FO	Foliation	75	75	4
PAU2012FH-061	83	19	435040	6078344	I1C	Pl	FO	Foliation	240	75	4
PAU2012FH-062	83	19	435057	6078169	I1C	Pl	FO	Foliation	125	75	4
PAU2012FH-063	83	19	433328	6077806	I1C	Pl	FO	Foliation	230	75	4
PAU2012FH-064	83	19	433125	6077802		Pl	FO	Foliation	230	75	4
PAU2012FH-076	83	19	430624	6084436	I1C	Pl	FO	Foliation	250	65	4
PAU2012FH-106	83	19	452439	6095733	I1C	Pl	VN	Veine	295	-99	15
PAU2012FH-109	83	19	453199	6096270	I1M	Pl	FO	Foliation	98	56	4
PAU2012FH-111	83	19	454349	6097121	I1C	Pl	FO	Foliation	320	70	4
PAU2012FH-112	83	19	454640	6097096	I1C M15	Pl	VN	Veine	85	35	15
PAU2012FH-112	83	19	454640	6097096	I1C M21	Pl	FO	Foliation	85	35	4
PAU2012FH-113	83	19	454876	6097091	I1C M3	Pl	FO	Foliation	145	50	4
PAU2012FH-117	83	19	420959	6091610	I1C	Pl	FO	Foliation	222	68	4
PAU2012FH-118	83	19	424751	6081314	I1C	Pl	FO	Foliation	7	-99	4
PAU2012FH-122	83	19	429389	6075940	I1C	Pl	FO	Foliation	75	70	4
PAU2012FH-122	83	19	429389	6075940	I1C M15	Pl	VN	Veine	75	70	15
PAU2012FH-123	83	19	433071	6076724	I1C	Pl	FO	Foliation	105	80	4
PAU2012FH-123	83	19	433071	6076724	I1C M15	Pl	VN	Veine	105	80	15
PAU2012JL-001	83	19	444597	6092939	I1C	Pl	S1	Schistosité Principale	146	77	4
PAU2012JL-003	83	19	444458	6092903	I1C	Pl	S1	Schistosité Principale	125	-99	4
PAU2012JL-003	83	19	444458	6092903	I1C M15	Pl	S2	Schistosité Secondaire	103	-99	5
PAU2012JL-004	83	19	444436	6093069	I1C	Pl	S1	Schistosité Principale	287	70	4
PAU2012JL-006	83	19	444174	6093014	I1C	Pl	S1	Schistosité Principale	78	-99	4
PAU2012JL-006	83	19	444174	6093014	I1C M15	Pl	VN	Veine	74	-99	15
PAU2012JL-007	83	19	444081	6093109	I1C M15	Pl	S1	Schistosité Principale	298	60	4
PAU2012JL-008	83	19	444053	6093138	I1C T2A	Pl	S1	Schistosité Principale	306	-99	4
PAU2012JL-009	83	19	443933	6093166	I1C T2A	Pl	S1	Schistosité Principale	126	70	4
PAU2012JL-010	83	19	443973	6093266	I1C M15	Pl	S2	Schistosité Secondaire	212	42	5
PAU2012JL-010	83	19	443973	6093266	I1C M8	Pl	S1	Schistosité Principale	310	85	4

Appendix 7 - Structural measurement table

ID Outcrop	Datum	Zone	X_UTM	Y_UTM	Host Rock	Struc Type	Struc Code	Struc Name	Azimuth (°)	Dip/Plunge (°)	Code Discover
PAU2012JL-015	83	19	443649	6093361	I1C M15	Pl	ZC	Zone de cisaillement	280	74	42
PAU2012JL-015	83	19	443649	6093361	I1C T2A	Pl	S1	Schistosité Principale	302	-99	4
PAU2012JL-016	83	19	443430	6093329	I1C T2A	Pl	S1	Schistosité Principale	277	71	4
PAU2012JL-017	83	19	443192	6093262	I1C M15	Pl	ZC	Zone de cisaillement	40	80	42
PAU2012JL-017	83	19	443192	6093262	I1C T2A	Pl	S1	Schistosité Principale	290	75	4
PAU2012JL-018	83	19	442871	6093175	I1C	Pl	S1	Schistosité Principale	320	55	4
PAU2012JL-018	83	19	442871	6093175	I1C M15	Pl	VN	Veine	275	59	15
PAU2012JL-020	83	19	442826	6093697	I1C	Pl	S1	Schistosité Principale	315	56	4
PAU2012JL-021	83	19	442811	6094026	I1C	Pl	S1	Schistosité Principale	276	-99	4
PAU2012JL-022	83	19	442663	6094400	I1C	Pl	S1	Schistosité Principale	300	52	4
PAU2012JL-023	83	19	442315	6095207	I1B	Pl	S1	Schistosité Principale	296	-99	4
PAU2012JL-025	83	19	446809	6090483	I1C	Pl	S1	Schistosité Principale	110	83	4
PAU2012JL-025	83	19	446809	6090483	I1C M15	Pl	VN	Veine	215	-99	15
PAU2012JL-026	83	19	446771	6090591	I1C	Pl	S1	Schistosité Principale	100	78	4
PAU2012JL-029	83	19	446533	6090421	I1C M15	Pl	S2	Schistosité Secondaire	104	-99	5
PAU2012JL-029	83	19	446533	6090421	I1C T2A	Pl	S1	Schistosité Principale	80	-99	4
PAU2012JL-031	83	19	446123	6090122	I1C	Pl	S1	Schistosité Principale	290	-99	4
PAU2012JL-033	83	19	445759	6090248	I1C	Pl	S1	Schistosité Principale	282	-99	4
PAU2012JL-033	83	19	445759	6090248	I1C M15	Pl	VN	Veine	152	-99	15
PAU2012JL-035	83	19	445417	6090392	I1C	Pl	S1	Schistosité Principale	290	-99	4
PAU2012JL-036	83	19	445479	6090513	I1C	Pl	S1	Schistosité Principale	280	36	4
PAU2012PS-001	83	19	442332	6092346	I1C	Pl	S1	Schistosité Principale	279	76	4
PAU2012PS-002	83	19	442314	6092302	I1C	Pl	S1	Schistosité Principale	286	51	4
PAU2012PS-008	83	19	442658	6091282	I1C	Pl	S1	Schistosité Principale	230	-99	4
PAU2012PS-010	83	19	443134	6091237	I1C	Pl	S1	Schistosité Principale	309	40	4
PAU2012PS-016	83	19	422973	6087439	S3	Pl	S1	Schistosité Principale	354	55	4
PAU2012PS-017	83	19	423075	6087645	I1C	Pl	S1	Schistosité Principale	344	64	4
PAU2012PS-018	83	19	423055	6087851	I1C	Pl	S1	Schistosité Principale	357	70	4
PAU2012PS-025	83	19	420092	6092458	I3 M8	Pl	S1	Schistosité Principale	130	67	4
PAU2012PS-028	83	19	419946	6091935	I1C	Pl	S1	Schistosité Principale	3	70	4
PAU2012PS-030	83	19	420757	6091662	I3A	Pl	S1	Schistosité Principale	221	60	4
PAU2012PS-038	83	19	433944	6076481	I1C	Pl	S1	Schistosité Principale	259	71	4
PAU2012PS-039	83	19	433910	6076592	I1C	Pl	S1	Schistosité Principale	286	73	4
PAU2012PS-041	83	19	433688	6076915	I1C T2A	Pl	S1	Schistosité Principale	250	90	4
PAU2012PS-045	83	19	433142	6076960	I1C	Pl	S1	Schistosité Principale	80	90	4
PAU2012PS-050	83	19	433051	6076360	I1C	Pl	S1	Schistosité Principale	315	41	4
PAU2012PS-057	83	19	428221	6076914	I1C	Pl	S1	Schistosité Principale	266	67	4
PAU2012PS-058	83	19	428082	6076874	I1C T2A	Pl	S1	Schistosité Principale	280	-99	4
PAU2012PS-059	83	19	427708	6076886	I1C M3	Pl	S1	Schistosité Principale	266	75	4

Appendix 7 - Structural measurement table

ID Outcrop	Datum	Zone	X_UTM	Y_UTM	Host Rock	Struc Type	Struc Code	Struc Name	Azimuth (°)	Dip/Plunge (°)	Code Discover
PAU2012PS-065	83	19	437497	6089193	I1C	Pl	S1	Schistosité Principale	148	-99	4
PAU2012PS-066	83	19	437632	6089062	I1C	Pl	S1	Schistosité Principale	330	-99	4
PAU2012PS-091	83	19	455919	6095272	I1C	Pl	S1	Schistosité Principale	343	70	4
PAU2012PS-091	83	19	455919	6095272	I1C M15	Pl	DY	Dyke	230	-99	46
PAU2012PS-094	83	19	456678	6094913	I1C	Pl	S1	Schistosité Principale	280	-99	4
PAU2012SH-002	83	19	438611	6075318	I1C M3	Pl	S1	Schistosité Principale	80	65	4
PAU2012SH-003	83	19	437942	6075433	I1C M3	Pl	S1	Schistosité Principale	100	73	4
PAU2012SH-005	83	19	437031	6075295	I1C M3	Pl	S1	Schistosité Principale	200	80	4
PAU2012SH-006	83	19	436917	6075459	I1C M3	Pl	ZC	Zone de cisaillement	330	-99	42
PAU2012SH-007	83	19	436286	6074682	I1C M3	Pl	S1	Schistosité Principale	100	-99	4
PAU2012SH-008	83	19	436093	6074574	I1C	Pl	FO	Foliation	105	-99	4
PAU2012SH-009	83	19	434959	6074292	I1C	Pl	S1	Schistosité Principale	120	80	4
PAU2012SH-009	83	19	434959	6074292	I1C M15	Pl	PA	Plan axial	0	-99	77
PAU2012SH-014	83	19	447157	6090447	I1C	Pl	S1	Schistosité Principale	140	64	4
PAU2012SH-014	83	19	447157	6090447	I1C M15	Pl	FR	Fracture	90	81	16
PAU2012SH-014	83	19	447157	6090447	I1C M15	Pl	FR	Fracture	142	72	16
PAU2012SH-015	83	19	446002	6093752	I1C	Pl	S1	Schistosité Principale	320	-99	4
PAU2012SH-020	83	19	422656	6087767	I1C	Pl	S1	Schistosité Principale	212	65	4
PAU2012TG-002	83	19	446231	6092269	I1C	Pl	S1	Schistosité Principale	290	-99	4
PAU2012TG-003	83	19	446295	6092214	I1C	Pl	S1	Schistosité Principale	285	-99	4
PAU2012TG-006	83	19	445989	6092395	I1C	Pl	S1	Schistosité Principale	110	75	4
PAU2012TG-008	83	19	446010	6092981	I1C	Pl	S1	Schistosité Principale	288	-99	4
PAU2012TG-013	83	19	445703	6093542	I1C	Pl	S1	Schistosité Principale	310	-99	4
PAU2012TG-037	83	19	440058	6092643	I1C	Pl	S1	Schistosité Principale	135	-99	4
PAU2012TG-047	83	19	440714	6074677	I1C M3	Pl	S1	Schistosité Principale	230	56	4
PAU2012TG-050	83	19	440611	6074742	I1C M15	Pl	PA	Plan axial	51	-99	77
PAU2012TG-050	83	19	440611	6074742	I1C M3	Pl	S1	Schistosité Principale	60	-99	4
PAU2012TG-051	83	19	440440	6073698	I1C M15	Pl	PA	Plan axial	246	65	77
PAU2012TG-051	83	19	440440	6073698	I1C M3	Pl	S1	Schistosité Principale	246	65	4
PAU2012TG-052	83	19	440238	6073603	I1C M3	Pl	S1	Schistosité Principale	252	65	4
PAU2012TG-059	83	19	438777	6090149	I1C M15	Pl	S1	Schistosité Principale	130	64	4
PAU2012TG-068	83	19	422670	6087757	I1C	Pl	S1	Schistosité Principale	4	74	4
PAU2012TG-069	83	19	422395	6087590	I1C M3	Pl	S1	Schistosité Principale	348	64	4
PAU2012TG-071	83	19	422486	6086651	I1C M21	Pl	S1	Schistosité Principale	25	69	4
PAU2012TG-072	83	19	422663	6086681	I1C M3	Pl	S1	Schistosité Principale	16	78	4
PAU2012TG-073	83	19	422759	6086874	I1C M3	Pl	S1	Schistosité Principale	15	75	4
PAU2012TG-074	83	19	422869	6087084	I1C M15	Pl	PA	Plan axial	340	-99	77
PAU2012TG-074	83	19	422869	6087084	I1C M3	Pl	S1	Schistosité Principale	190	70	4
PAU2012TG-081	83	19	423106	6086688	I1C M3	Pl	S1	Schistosité Principale	5	-99	4

Appendix 7 - Structural measurement table

ID Outcrop	Datum	Zone	X_UTM	Y_UTM	Host Rock	Struc Type	Struc Code	Struc Name	Azimuth (°)	Dip/Plunge (°)	Code Discover
PAU2012TG-082	83	19	423106	6086688	I1C M3	Pl	S1	Schistosité Principale	23	-99	4
PAU2012TG-090	83	19	439222	6073252	I1C M3	Pl	S1	Schistosité Principale	245	74	4
PAU2012TG-092	83	19	438539	6074295	I1C M15	Pl	S1	Schistosité Principale	255	81	4
PAU2012TG-094	83	19	438138	6074183	I1C M3	Pl	S1	Schistosité Principale	275	70	4
PAU2012TG-099	83	19	439094	6075145	I1C M3	Pl	S1	Schistosité Principale	245	70	4
PAU2012TG-100	83	19	439457	6075555	I1C M15	Pl	PA	Plan axial	230	-99	77
PAU2012TG-100	83	19	439457	6075555	I1C M3	Pl	S1	Schistosité Principale	230	-99	4
PAU2012TG-105	83	19	439324	6075823		Pl	S1	Schistosité Principale	250	79	4
PAU2012TG-111	83	19	437364	6075606	I1C M3	Pl	S1	Schistosité Principale	70	76	4
PAU2012TG-112	83	19	437280	6075756	I1C M15	Pl	S1	Schistosité Principale	271	85	4
PAU2012TG-112	83	19	437280	6075756	I1C M3	Pl	S1	Schistosité Principale	70	84	4
PAU2012TG-113	83	19	436824	6076239	I1C	Pl	S1	Schistosité Principale	265	85	4
PAU2012TG-116	83	19	444603	6077976	I1C M15	Pl	PA	Plan axial	25	-99	77
PAU2012TG-121	83	19	447593	6083539	I1C	Pl	S1	Schistosité Principale	170	75	4

-99 Dip or plunge unknown

Appendix 8: Laboratory certificates

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